UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 9, 2009

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant's name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


How can we ensure sustainability
while generating profitable growth?

Annual Report 2009

www.siemens.com

SIEMENS

By giving the right answers.



Company Report 2009

To learn more about Siemens AG on our company's mobile website, scan the QR code with your mobile phone's QR reader.

Welcome to the

Siemens Annual Report 2009.

My name's Andrea Estrada-Hein.

Together with my colleague Ralf Pfitzner, I'll be accompanying you through this Siemens Annual Report. As ambassadors for our company's green solutions, we'll be showcasing the concrete benefits of our Environmental Portfolio and referring you to further information elsewhere in this Report.

We hope you'll find the Report interesting and informative.



Andrea Estrada-Hein, Dr.-Ing
After obtaining a master of science degree in environmental engineering at Stanford University, Andrea earned a doctorate at the Technical University of Dresden and the Wuppertal Institute for Climate, Environment and Energy with a dissertation entitled "Resource Efficiency Strategies for Developing Countries – An Analysis Based on South America and its Mining Industry." Andrea has been employed at Siemens since 2007. After working on various strategy projects on climate change and other topics at Siemens Management Consulting (SMC), she joined the team at Product-related Environmental Protection at the beginning of 2009, where she is responsible for projects concerning supply chain sustainability and the Siemens Environmental Portfolio.
andrea2009@siemens.com

Ralf Pfitzner
After studying environmental technology at the Technical University of Berlin and the Swiss Federal Institute of Technology Zurich, Ralf worked at the Institute for Future Studies and Technology Assessment in Berlin from 1995 to 1999. Subsequently employed as a senior consultant at KPMG Sustainability Services from 1999 to 2004, Ralf led a wide array of environmental management and climate protection projects. He then joined Siemens, where he headed the Office for Product-related Environmental Protection until the end of fiscal 2009. In October 2009, Ralf moved to the new Corporate Sustainability Department, where he's responsible for the Siemens Environmental Portfolio and our company's Sustainability Report.
ralf2009@siemens.com

Contents Book I

Our world

Our company

Our structure

Our vision

Siemens – The pioneer in

- energy efficiency
- industrial productivity
- affordable and personalized healthcare
- intelligent infrastructure solutions

Our values

Responsible

Committed to ethical and responsible actions.

Excellent

Achieving high performance and excellent results.

Innovative

Being innovative to create sustainable value.

A pioneer of our time – Our proven strategy and enduring vision

Urbanization and sustainable development, globalization and competitiveness, demographic change and healthcare, climate change and energy supply – the world is facing major challenges. How can we meet the rising demand for energy and protect the environment at the same time? How can we increase industrial productivity while reducing harmful greenhouse gas emissions? How can we provide efficient, patient-friendly and affordable healthcare systems in cities and rural areas alike? And how can we create sustainable infrastructures that satisfy the world's growing need for mobility? These are far-reaching questions that demand comprehensive answers. Answers based on experience, expertise, foresight, innovative strength and a sense of responsibility. Answers that a company like ours, which has been tackling the challenges of its time since the mid-19th century, is ideally equipped to provide.

As a pioneer in electrical engineering, Siemens was a major force in industrialization. And it's this pioneering spirit – the spirit that has made us the global powerhouse we are today – that is pushing us to excel even in these tough times. Being a pioneer means setting ambitious goals and capitalizing on new growth opportunities everywhere in the world – particularly in the booming markets of the world's emerging countries – with innovative products and solutions.

A pioneer of our time – this has been our strategy in the past, and it will remain our vision for the future. In the current economic and financial crisis, the demand for market-specific, single-source solutions is higher than ever before – solutions that promote the well-being of people around the world and support economic, environmental and social progress. Sustainability in this broad sense is the guiding principle of all our actions. Our Environmental Portfolio, which has made us the world leader in green technologies, is a prime example of what we're achieving. Today, we're steadily expanding the Portfolio's offerings to further leverage the business opportunities provided by sustainable economic development. And that's why we're continuing to make major investments in research and development even in today's difficult business environment.

We have a clear vision for the future: to be a pioneer in efficient energy supply, industrial productivity, affordable, personalized healthcare systems and intelligent infrastructure solutions. Our efforts to realize this vision and the answers we're finding to the toughest questions of our time are the theme of this Annual Report.

Peter Löscher
President and Chief Executive Officer
Siemens AG


How can we help customers minimize their greenhouse gas emissions?
How will we meet the world's growing demand for energy in the future?

Siegfried Russwurm

Corporate Human Resources

Europe, Commonwealth of Independent States (C.I.S.), Africa, Middle East

Peter Löscher
President and Chief Executive Officer

Corporate Communications and Government Affairs

Corporate Development

Joe Kaeser

Corporate Finance and Controlling

Siemens Financial Services
Siemens IT Solutions and Services
Equity Investments
Siemens Real Estate

How can we create a viable infrastructure that not only meets increasing mobility needs but also delivers healthcare that is efficient, innovative and – last but not least – affordable?



Peter Y. Solmssen

Corporate Legal and Compliance

Americas

Barbara Kux

Corporate Supply Chain Management

Corporate Sustainability

Global Shared Services

Heinrich Hiesinger

Industry

Corporate Information Technology

Wolfgang Dehen

Energy

Asia, Australia

Hermann Requardt

Healthcare

Corporate Technology

www.siemens.com/demographicchange-healthcare

Demographic change and healthcare

With the world's population burgeoning and life expectancies increasing, demographers are predicting that the earth will be home to eight billion people by 2025. One of our greatest challenges today is to create infrastructures capable of supporting billions of people while conserving the world's diminishing supplies of natural resources and satisfying humanity's increasing need for mobility – all without damaging the environment or exacerbating the greenhouse effect. What's more, as societies age, the demand for medical services is mounting even as healthcare costs worldwide are soaring. To establish healthcare systems that can perform effectively over the long term and to make medical services affordable for all, we'll need innovative technologies that enhance the quality of care while cutting costs – enabling more and more people to live longer, healthier lives.

www.siemens.com/urbanization-sustainabledevelopment

Urbanization and sustainable development

With their economic importance on the rise, cities have become the growth engines of the future. However, this development is creating serious challenges for urban centers as municipal infrastructures are being pushed closer and closer to their limits. In addition, cities consume vast amounts of natural resources: they account for 75 percent of the world's total energy consumption and generate 80 percent of its greenhouse gases. Sustainable, energy-efficient infrastructures for buildings, transportation, power supply and water supply are urgently needed to preserve the quality of urban life, ensure competitiveness, conserve natural resources and protect the environment.

Our world

www.siemens.com/climatechange-energysupply

Climate change and energy supply

Energy consumption is increasing worldwide, natural resources are dwindling, and climate change is threatening the environment. At the same time, economic growth is still largely based on fossil fuels. No wonder the concentration of CO_2 in the atmosphere has reached unprecedented levels. If CO_2 emissions were to double by 2035, average temperatures on our planet would rise by 1.5 to 4.5 degrees Celsius – with dramatic consequences for civilization and the entire biosphere. The most effective way to combat the negative effects of climate change is through innovation across the entire power conversion chain. Greenhouse gas emissions can be substantially reduced by implementing existing technologies that boost energy efficiency and facilitate sustainable resource utilization. The resulting energy savings illustrate how intelligent climate solutions are opening up opportunities to combine environmental benefits with economic advantages.

www.siemens.com/globalization-competitiveness

Globalization and competitiveness

The world is getting smaller. Free and unfettered competition, open markets and networked communications are driving growth and enhancing prosperity. As companies gain access to larger and larger markets, they're increasingly exposed to the pressures of international competition. Global processes – from supply chain management and R&D to production, marketing and sales – are placing growing demands on enterprises, particularly with regard to cost, efficiency and innovation. To survive in global competition, companies must produce high-quality, affordable, customized products quickly and cost-effectively while complying with environmental standards and sustainability requirements. Only organizations that continuously improve their productivity, energy efficiency and flexibility can compete successfully in today's world.


How can disease be detected before symptoms appear?
How can the flood of medical data be bundled to accelerate analysis?
How can different types of cancer be diagnosed earlier?

4:23 p.m.







// 01 Demographic change and healthcare


4:34 p.m.


4:28 p.m.

4:45 p.m.

4:39 p.m.



Will Jimmy be able to afford good medical care when he's my age?

With our innovative technologies and efficient IT solutions, we stand for improved healthcare worldwide at lower cost.

As life expectancy increases, healthcare costs are climbing. We offer cutting-edge solutions that improve the quality of care before, during and after treatment – from extremely accurate diagnostic systems to software solutions that help optimize clinical workflows. And that not only cuts costs but also benefits patients.




// 01
Demographic change
and healthcare



As one of the world's leading providers to the healthcare industry, we're ensuring that diseases can be treated earlier, more accurately, more efficiently and more comfortably.

Demographic change represents an enormous challenge to existing healthcare systems all over the world. Low birth rates, combined with increases in life expectancy worldwide, mean that societies are getting older. As a result, healthcare costs are exploding, making quality care unaffordable for many. Healthcare systems are becoming more and more expensive to operate, and the additional costs cannot be covered by higher public spending alone. What's needed are technological innovations that will make healthcare accessible and affordable for everyone. These technologies will make it possible to detect and treat disease considerably earlier than in the past – not only improving patient prognoses and the quality of life but also eliminating many of the costs associated with treating disease at a more advanced stage.

As one of the world's leading providers to the healthcare industry, we're tackling these challenges. For example, our highly efficient computed tomography (CT), magnetic resonance imaging (MRI) and advanced laboratory diagnostic systems are enabling healthcare providers to detect disease at the earliest possible stage, while our molecular medicine solutions make it possible to identify genetic predispositions to diseases such as cancer and Alzheimer's disease. Our laboratory diagnostics systems and reagents for clinical diagnostic tests are helping physicians not only detect disease but also monitor patient conditions and therapies. All these systems generate a huge amount of data, which can be managed using intelligent software solutions. This data is then made available at the right time and place, ensuring that decisions are based on up-to-date patient information.

Our products and solutions for the entire healthcare continuum – from prevention and early detection to diagnosis, therapy and follow-up care – play a key role in diagnosing diseases earlier and with greater precision and patient comfort while improving treatment efficiency.



A revolution in CT imaging

Our SOMATOM Definition Flash is an innovative CT scanner that is setting new industry-wide standards for speed and dose reduction: it requires only a fraction of the radiation dose used by previous systems to scan even the tiniest anatomical details faster than ever before. For example, the unit can generate an image of the entire heart in about a quarter of a second – less than half a heartbeat.

The SOMATOM Definition Flash features new dual-source CT technology, in which two X-ray tubes revolve around the patient's body simultaneously. The fastest scanning speed ever achieved in computed tomography – up to 43 centimeters per second – and a temporal resolution of 75 milliseconds enable complete scans of the entire chest region, for example, in just 0.6 seconds. As a result, patients no longer need to hold their breath during the examination. What's more, the SOMATOM Definition Flash operates with a dramatically reduced dose of radiation. For example, a heart scan can be performed with less than one millisievert (mSv), while the average effective dose required for this purpose is usually as high as 30 mSv.

Molecular imaging meets CT

Our Biograph Molecular CT (mCT) scanner is the first system to combine the capabilities of an advanced CT scanner with those of a high-resolution positron emission tomography (PET) system. With conventional PET-CT devices, the CT component can perform only a limited range of CT scans. In launching the Biograph mCT, we've rung in the era of "molecular computed tomography." On the one hand, the unit is a CT system that offers molecular imaging; on the other, it's a PET system into which the extensive options provided by computed tomography have been integrated.

Particularly at a time when healthcare budgets are shrinking, the new system is ideally suited to performing not only high-quality CT scans, but also PET-CT scans – and to doing so economically. The device also promotes close cooperation between the diagnostic disciplines of traditional radiology and molecular imaging.

Improved early detection

We've launched Europe's first multifunctional ultrasound breast scanner that automatically records the volume of the female breast: the Acuson S2000 Automated Breast Volume Scanner (ABVS). Featuring a user-independent, standardized imaging process, the system is also suitable for early detection of breast cancer via ultrasound. This application is particularly important in the case of patients with dense breast tissue because – according to reports in the *New England Journal of Medicine* – dense breast tissue makes a woman five times more likely to contract breast cancer. While conventional mammography will remain the first-choice scanning method for early detection of breast cancer, a study conducted by the Radiological Society of North America shows that the detection rate for impalpable invasive breast cancer increases by 42 percent if the mammogram is combined with an ultrasound scan.

The Acuson S2000 enables physicians to reach a more reliable diagnosis than was possible with earlier methods. In addition, scans can now be performed more quickly, and the results are available immediately.



// 01
Demographic change and healthcare



More efficient clinical imaging

Our Healthcare Sector provides software solutions that support the workflow processes associated with radiological imaging, helping improve the efficiency and accuracy of image evaluation.

Our new imaging software for the advanced visualization and multimodality evaluation of clinical cases – *syngo*.via – demonstrates once again that we're leading the way in addressing market demands for clinical imaging. *syngo*.via and *syngo*.via-based independent clinical applications help to improve evaluations of clinical images and support efficient, task-oriented clinical workflows – from patient exams to the distribution of exam results. For example, by automating certain pre-defined process steps, *syngo*.via makes it possible to cut the number of manual subtasks needed to set up image evaluations, which helps reduce errors and achieve precise and efficient diagnoses – even across different image acquisition modalities.

Our innovative technologies enable us, uniquely, to combine imaging systems and evaluation software and bundle them into a complete client-server solution – to the advantage and benefit of our customers, who can access images more quickly, focus on evaluations and make prompt diagnoses – all factors that support high-quality patient care.

Allergy tests for careful diagnosis

Millions of adults and children suffer from allergies. However, symptoms like runny noses, watery eyes and coughing are not just unpleasant, they can also negatively impact the quality of life. The key to providing the correct therapy is accurate diagnosis. Conventional allergy tests, in which suspected allergens are injected beneath the skin, are tedious and, sometimes, painful. Siemens' 3gAllergy – a third-generation test – measures allergen-specific IgE antibodies directly in the blood.

Turnkey hospital solutions

Applying its proven integrated concepts – Total Building Solutions and Totally Integrated Power – Siemens provides turnkey hospital solutions covering a building's entire lifecycle, from construction to operation to modernization. The portfolio includes systems for fire prevention and protection, electronic safety and security, building comfort and energy efficiency.

Our turnkey hospital solutions have numerous advantages: hospitals work with a single, expert partner who ensures energy savings and reduces environmental impact, hospital staff can now rely on efficient operations that involve few sources of error, and patients can enjoy enhanced comfort, safety, and security.

66 Our structure
74 Climate change and energy supply
30 Globalization and competitiveness


// 02
Urbanization and sustainable development
How can we save energy and cut costs by modernizing buildings?
How can we improve urban infrastructures to ensure that our cities remain livable?
7:20 a.m.
7:15 a.m.


How can we transport energy over long distances as efficiently as possible?
How can we leverage advanced IT solutions to slash CO_2 emissions and maximize cost efficiency?
8:05 a.m.
7:47 a.m.
7:55 a.m.

8:13 a.m.

8:07 a.m.

// 02
Urbanization and sustainable development



Do I have to live in the city to work there?

With hundreds of millions of people worldwide commuting to work in cities every day, the growing need for mobility solutions comes as no surprise. Traffic jams are already costing the European Union alone an estimated €100 billion in lost economic performance every year. A waste of resources that cries out for intelligent solutions – solutions that our extensive portfolio of products and systems can provide.

It's common knowledge that an integrated approach is more effective than the sum of its individual parts. That's why we've developed *Complete mobility* – a comprehensive solution that networks different transportation systems. London offers a striking example of how a networked system can transport people and goods more efficiently while minimizing environmental impact. First, the city increased the number and frequency of advanced commuter trains and optimally integrated regional rail traffic into the local mass transit system. Second, a congestion charge was introduced for cars entering the city center. Intelligent networks like London's can also equip other traffic-plagued cities for a sustainable future. And we welcome this prospect, since the dynamic market for innovative transportation systems is creating major opportunities for our company.


8:15 a.m.



In London, our Desiro electric trains lose no time getting people to their destinations.

Complete mobility – The perfect integration of all transportation systems

In 2007, for the first time in history, more people lived in cities than rural areas. By 2030, over 60 percent of the world's population will reside in urban centers. But as cities and economic systems grow, so do the challenges, and urban infrastructures are beginning to show the strain. City dwellers around the world want a high quality of life. They need clean air, clean water and a reliable power supply. They need a healthcare system. And they need mobility. Transportation networks must be able to move millions of people with minimal environmental impact and as economically as possible. In other words, a satisfactory quality of life requires smoothly functioning infrastructures. And this is where we come in: our comprehensive portfolio of products, systems and services offers solutions to the challenges facing cities in the areas of transportation, buildings, lighting, power supply, healthcare, water and security. No other company can rival our extensive portfolio of technologies for major urban centers.

As an integrated technology company, we're helping cities increase their competitiveness, their ecofriendliness and the quality of life they provide. Our Siemens One initiative, in particular, enables us to offer products, systems and complete solutions tailored to the needs of modern metropolises.

66 Our structure

24 Climate change and energy supply

30 Globalization and competitiveness





Energy-saving contracting

Intelligent building systems can save vast amounts of energy. With the help of improved heating, ventilation, air conditioning, lighting, water and power supply systems, energy costs can be reduced by an average of 20 to 30 percent. Energy-saving performance contracting projects from Siemens are identifying and tapping these potential savings through targeted building modernization and optimization – slashing structures' operating costs, reducing the amount of CO_2 they emit and boosting their value and reliability.

Energy accounts for more than 40 percent of the operating costs of a typical office building. And this is where energy-saving performance contracting proves its worth. We're the only supplier on the market to offer comprehensive solutions that enable customers to recoup the costs of increasing the energy efficiency of commercial properties through energy savings.

We've implemented more than 1,000 energy-saving performance contracting projects worldwide – with guaranteed savings of over €2 billion and a reduction in CO_2 emissions of more than 1.4 million tons. We've captured a leading position in the market for energy-saving buildings in both the U.S. and Europe. Business potential in this area is expected to total some €20 billion over the next ten years.

Humanity's most vital resource

The need for adequate, high-quality, economical and ecofriendly supplies of drinking and process water is posing increasingly complex challenges for both communities and industrial enterprises. Offering a dependable, wide-ranging and sustainable supply of everything from individual products to complete, integrated systems, we boast the world's most extensive portfolio of cost-effective and reliable water technologies, including conventional filtration systems, membrane filtration systems, membrane bioreactors, ultraviolet disinfection technologies and much more. In California's Orange County Water District, for example, water that was previously discharged into the ocean is now being recovered and reused locally. A MEMCOR submerged membrane filtration system from Siemens removes suspended matter, bacteria and pollutants from the secondary wastewater. An impressive 284 million liters of reclaimed water are now being delivered to California households, industry and agriculture every day. What's more, the water quality in the groundwater basin is higher than ever before. In the Kranji District of Singapore, where space is just as scarce and valuable as water, we've also installed a MEMCOR membrane filtration system, which couples high energy efficiency with minimal space requirements.

Ecofriendly mass transit

When it comes to a city's attractiveness, competitiveness and quality of life, mobility is a major factor. That's why transportation networks are one of the most important infrastructure systems that cities provide. And it's here that modern mass transit systems have a key role to play. Our comprehensive portfolio for urban mobility encompasses everything from streetcar systems, regional trains and subways to fully automated driverless trains like the Véhicule Automatique Léger (VAL).

In June 2009, we rolled out the new Airval airport shuttle, a fully automated rail system that consumes less energy and produces less dust and noise than previous models. We also developed and manufactured Oslo's new metro system – a paragon of ecofriendliness. The metro's vehicles consume 30 percent less energy than their predecessors. In Vienna, our ultra-low-floor technology, which minimizes vehicle entry height, facilitates boarding for streetcar passengers. And in Denver, Colorado, our customer-oriented mass transit concepts are also proving highly successful: in fiscal 2009, the city ordered 55 additional light-rail vehicles from Siemens.



// 02
Urbanization and sustainable development


OFFERS
LONDON

Electricity from the sun

In an age of dwindling fossil fuel supplies, renewable energy sources are becoming increasingly important. Photovoltaic systems, which convert solar power directly into electrical energy, are both a key technology for climate-compatible power generation and a major future market, with projected annual growth rates of 20 percent over the next few years. And our company is well-prepared to seize this opportunity. Active in the area of photovoltaics for more than 25 years, we're poised to continue expanding our solar business.

As a general contractor, we're focusing on developing and implementing large-scale photovoltaic systems for customers in the industrial and energy sectors. For example, we've supplied systems integration technology for Bavaria Solarpark, one of the world's largest solar power plants. And in Italy's Campania region, we recently installed a 1-MW solar power plant, which is supplying some 350 local households with ecofriendly electricity.

Long-distance HVDC technology

Electricity from renewable energies is seldom generated in cities. More often, it's produced far away from the places where it's needed most. As the following examples illustrate, our high-voltage direct-current (HVDC) transmission systems are transporting large amounts of electricity over great distances with minimal loss – all around the world.

We've built a 295-kilometer HVDC undersea cable connection between Australia and Tasmania that is capable of transporting up to 626 megawatts (MW) of electricity. Since mid-2007, Long Island, New York and Sayreville, New Jersey have been linked by a 750-MW HVDC system we delivered. In India, our HVDC technology is improving the energy efficiency of the 660-MW link between Ballia and Bhiwadi while reducing annual CO_2 emissions by 250,000 tons compared to conventional alternating-current systems. In China, we're currently constructing the world's first 800-kV HVDC system. The new system's high voltage will ensure that losses during transport are even lower than with other types of HVDC transmission. Linking the Yunnan and Guangdong provinces, the system will transport up to 5,000 megawatts of carbon-free hydroelectric power over a distance of 1,400 kilometers – reducing CO_2 emissions by some 30 megatons a year.

Sustainable IT solutions

Our company's commitment to promoting both economic growth and environmental stewardship is reflected in our IT for Sustainability program. As a global player with comprehensive industry expertise, we're helping customers improve energy and resource efficiency across all business processes and operations while substantially reducing CO_2 emissions and costs. We provide everything from consulting services to IT and communications solutions to energy management systems and intelligent supply networks.

Our Transformational Data Centers, which also encompass energy recovery concepts, can increase capacity utilization by over 80 percent and reduce energy consumption by more than 30 percent. Our United Communication Solutions and Services enable simple and intuitive communication across all media and forms of communication, cutting energy consumption and minimizing the need for business travel. And our electronic power auction platform coordinates cross-border electricity capacities, enabling grid operators to increase their efficiency by improving network utilization.

66 Our structure
24 Climate change and energy supply
30 Globalization and competitiveness


How can we provide reliable electricity supplies for 100 million people?
How can we reduce harmful greenhouse gas emissions?
5:42 p.m.
5:37 p.m.

// 03 Climate change and energy supply


G1080
5:49 p.m.
6:04 p.m.

How can we harness the energy of the wind and the sun?

How can we cut our energy requirements without reducing our quality of life?


5:56 p.m.

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6:12 p.m.



How can we make power failures a thing of the past?

Energy supplies are not dependable in many of the world's cities and rural regions. Our high-voltage direct-current (HVDC) technology is ideally suited for transporting power across long distances reliably and efficiently – from hydroelectric power plants to distant metropolitan areas, for instance. Their extremely low-loss transmission makes our HVDC systems extraordinarily ecofriendly.

Our smart grid solutions take a different approach to safeguarding power supplies. By adjusting for excess or insufficient capacity, they eliminate the impact of grid fluctuations on consumers. For remote areas not connected to power grids, we provide off-grid solutions, including solar "filling stations" where battery-operated lamps and small appliances can be recharged.



// 03 Climate change and energy supply



Siemens is the leading global provider of products, solutions and services for the entire energy conversion chain – from generation to transmission and distribution.

Technological innovations are the most powerful lever for mitigating the effects of climate change. As a leading provider of climate-protection technologies, we're a key player in this field. Our extensive portfolio in the areas of power generation, distribution and utilization offers highly effective measures for reducing CO_2 emissions. And that's what makes our portfolio profitable as well as environmentally friendly. Our aim is to ensure sustainable energy supplies – by boosting the efficiency of conventional power plants and driving the use of renewable energies.

At the consumer end, our products and solutions – for example, our energy-efficient building technologies, advanced LEDs for lighting applications, and energy-saving motors for the manufacturing industry – are helping optimize resource utilization. We're also committed to meeting the strictest environmental standards for our production processes. By 2011, we intend to raise our energy efficiency 20 percent and slash our production-related CO_2 emissions 20 percent on a revenue-adjusted basis.





Modernizing coal-fired power plants

One good way to cut CO_2 emissions is to modernize and upgrade existing power plants. This applies particularly to coal-fired power plants, which generate considerably more emissions than combined-cycle stations. We're experts at refurbishing such plants to boost their efficiency. In our newly installed coal-fired plants, efficiency is expected to exceed 50 percent by 2020, compared to current rates of up to 47 percent. This increase will be a boon to power utilities, enabling them to realize substantial cost savings.

Offshore wind farms

It's been 18 years now since our company first became active in the field of offshore technology. We've already provided turbines for several offshore wind farms and are currently involved in a number of further projects. For instance, together with our Norwegian partner, StatoilHydro, we're now testing the world's first multi-megawatt floating wind turbine off the coast of Norway. We supplied the Hywind prototype turbine, which went into test operation on September 8, 2009. This pilot project aims to demonstrate that wind turbines which are not firmly anchored to the seabed can generate substantial amounts of energy. Located some 12 kilometers southeast of the Norwegian island of Karmøy, the floating turbine is held in place by three steel cables moored to the seabed at a depth of 220 meters. It has a capacity of 2.3 megawatts and a rotor diameter of 82 meters. During the two-year test phase, the electricity generated will be transported to the mainland via a marine cable. All our turbines feature high corrosion protection, remote monitoring options, lightening protection systems and position lights. With over 800 megawatts of installed capacity and an order backlog of more than three gigawatts, we're now the market leader in offshore wind power.

Solar-thermal power plants

When electricity is generated by means of solar-thermal technology, mirrors are used to focus solar rays. The resulting high temperatures heat water, producing water vapor which drives a steam turbine that generates power without producing any CO_2 emissions. Our SST-700 industrial steam turbine, which generates up to 130 megawatts of electrical power, enables rapid startup times and quick load reversals, making it particularly suitable for solar-thermal power plants used for non-continuous operation.

We're the world market leader in turbines for solar-thermal systems. The most common type of system today makes use of parabolic mirrors as collectors. Other up-and-coming technologies which are finding growing application include linear Fresnel collector systems with flat mirrors and central solar power towers with slightly curved mirrors, or heliostats. To date, solar-thermal power plants have been built in Andalusia, Spain, for instance, as well as in Nevada and California in the U.S.



// 03
Climate change
and energy supply



Smart grid technology

A smart grid is an intelligent network for power transmission and distribution that is based on bidirectional communication among all the players in the electricity market. It encompasses the entire energy conversion chain, from power generation to end consumer. Power utilities must achieve a balance between electricity production and the actual electricity consumption of households and industry. This task is all the more daunting because energy from renewable sources is fed into the grid at irregular intervals. That's where the smart grid comes in, creating an overarching structure comprising large, centralized suppliers, small, decentralized suppliers who feed into the network only intermittently, and consumers. This integrated approach is made possible by features such as the grid's expanded automation structure, advanced sensors and decentralized information and communications structure. In addition to enhancing the efficiency and reliability of the power supply chain, smart grids enable consumers to actively participate in the energy market and thus contribute to climate protection.

Energy-saving motors

Electric motors are now an integral part of daily life and industrial activity, powering everything from escalators, ventilators and trains to paper machines. At a medium-sized paper-making company, for example, more than 3,000 motors operate around the clock. And they consume a lot of electricity: electric drives and motors account for up to 70 percent of the energy consumed in industrial plants. We're tackling this challenge with new energy-saving motors that reduce power losses by as much as 40 percent compared to conventional motors. By using frequency converters on previously unregulated drives, energy consumption can be cut by up to 50 percent. When energy-saving motors and frequency converters from Siemens were installed at an automotive paint line, for instance, the amount of power consumed by the pumps, ventilators and logistics installations was slashed by an impressive two-thirds.

Green data centers

Computers, servers and data centers devour enormous amounts of electricity. In Germany alone, data centers consume as much power as 2.5 million households. That translates into nearly 6 million tons of CO_2 – and the figure is rising. In response to these challenges, we've developed our integrated Transformational Data Center portfolio to address all data center needs – from planning and assembly to operation and outsourcing.

By consolidating data centers and introducing leading-edge virtualization technologies, we're pushing the capacity utilization of the data centers we operate to over 80 percent while cutting energy consumption more than 30 percent. We also offer energy recovery concepts that include the use of waste heat and groundwater-based cooling.

68 Our structure


How can we enhance the quality of life on our planet with our products and solutions?

11:22 a.m.



11:10 a.m.







// 04 Globalization and competitiveness

How can we ensure that a factory's automation systems will operate smoothly when the factory is still on the drawing board?

How can we get healthcare costs under control while improving patient outcomes?



11:56 a.m.

11:53 a.m.



// 04
Globalization
and competitiveness

How can we supply enough clean water for people everywhere – today and tomorrow?

According to UN estimates, some 1.1 billion people in the world today don't have access to clean water. By 2025, the figure is expected to be 4.5 billion. What's more, less than one percent of the earth's water reserves are suitable for drinking. The challenges are enormous – and we're tackling them. Our technologies are helping secure water supplies worldwide while conserving valuable water resources.



Sustainable solutions such as cutting-edge micro- and ultra-filtration technologies are the key to meeting the steadily growing demand for water while minimizing environmental impact. We're setting new standards in ecofriendly wastewater treatment, where our innovative membrane technology and biological processes are slashing energy consumption by up to 40 percent.





A precious resource – With our advanced water treatment technologies, we're helping meet the continually growing demand for clean water.

We're a world leader in end-to-end product and service offerings, process expertise and value-adding solutions.

Globalized logistics and business activities are bringing the regions of the world closer and closer together. While this development is providing companies with new opportunities in rapidly growing markets, it's also increasing competitive pressures. At the same time, the innovation cycle is accelerating relentlessly. To succeed in the face of global competition, companies must master tremendous challenges.

And this is where Siemens comes in. As the world market leader in industrial applications, we're providing more and more customers with products and solutions that are continuously refined and tailored to meet their individual needs. For example, our water treatment systems are enhancing the quality of life for large numbers of people. No other company can match our end-to-end product and service offerings, process expertise and value-creating solutions. Our automation systems are facilitating and accelerating industrial processes, and our building and security technologies are optimizing and streamlining production and working conditions. In addition, we're providing mobility solutions and networking transport systems all around the world.



Total Building Solutions

To meet today's high standards of efficiency, comfort, security, reliability and flexibility, buildings require applications from a wide array of technologies – from building automation, fire safety and security to lighting and low-voltage power distribution. As an expert in all these areas, we ensure the reliable operation of office blocks, complex production facilities, hospitals, airports and buildings for the life sciences industry. Comprising the infrastructure needed to network, monitor and control all of a building's systems, our Total Building Solutions offer certified packages of products and systems that fulfill all the requirements of advanced building technology. To contain fires and facilitate building evacuation, for example, fire safety systems are directly linked to climate and door control systems. To maximize security, lighting is connected to alarm systems. And to conserve energy, lamps are automatically switched off and heating systems turned down in unoccupied rooms.

The SPPA-T3000 control system

Our SPPA-T3000 power plant automation system is one of the world's most advanced control platforms. This fourth-generation system enhances the cost efficiency of power plants by continuously monitoring up to 100,000 process inputs and outputs. Functions like machine protection and thermodynamic plant monitoring as well as simulators for training plant employees can be completely integrated into the automation system. This seamless integration not only guarantees a uniform user interface for the various applications but also cuts operator costs for hardware, maintenance and employee training. With its new range of functions, our SPPA-T3000 control system offers intelligent, cost-efficient solutions for all types of power plants.

Electronic health records

Electronic health records enable clinicians to collect and optimally administer disease and treatment information. With a patient's consent, treating physicians can access an individual's complete medical history, allergy data, prescribed medications, clinical images, lab results and much more – clearly an advantage when it comes to enhancing diagnostic accuracy.

Klinikum Chemnitz, one of Germany's largest hospitals, shows how the system actually works. This facility is one of the country's first in which a teleradiology service has been linked to an electronic health record. Patients' demographic and administrative data can now be transferred from external sources and made available in the electronic health record. This means, for example, that an accident victim admitted to an area hospital that is networked with Klinikum Chemnitz can be diagnosed on the basis of computed tomography images without a specialist being physically present. The patient's image data is relayed electronically to the hospital, where a specialist on duty then provides the diagnosis – a prime example of how electronic health records can help cut costs while enhancing the quality of care.



// 04
Globalization and competitiveness



Efficient energy management
With energy costs rising, competitive pressures intensifying and climate awareness increasing, concepts for energy-optimized equipment and systems are sparking greater interest than ever before. Today, the focus is not only on procurement costs but on a product's entire lifecycle costs, including operating outlays, energy consumption and resource use. Cutting costs by as much as 70 percent, our energy-saving motors and frequency convertors for variable-speed operation are pillars of efficient energy management. Using our SinaSave software tool, customers can easily calculate how quickly their investments in energy-saving motors and converters will pay for themselves.

Totally Integrated Automation
Our Totally Integrated Automation platform provides a homogeneous environment for implementing customized automation and drive solutions in every type of industry. Mechanical and systems engineers, systems integrators and end customers alike benefit from the end-to-end harmonization of all production components, products and systems. Optimized processes cut lifecycle costs while enhancing production operations. Already during the development phase, we ensure that all products and systems are seamlessly integrated – optimizing interaction across generations and protecting customers' earlier investments.

Product lifecycle management
In an age of fast-paced technological change and growing demand for customized products, industrial equipment and systems must be adapted to current market needs more quickly, flexibly and cost-effectively than ever before. Throughout the entire product development process, speed is a key competitive advantage. In today's increasingly complex competitive landscape, conventional development and production processes are reaching their limits. That's where the digital factory is breaking new ground with the simulation of production scenarios – all the way from product conception to the recycling phase. Product lifecycle management (PLM) is the preferred approach for transforming fledgling ideas into successful products. Our industrial software translates this concept into proven solutions that are open, scalable and flexible. Using our PLM software, manufacturers can simulate production steps and operational states, without the need for costly real-world prototypes. In the field of mechanical engineering, for example, we offer PLM solutions that span the entire process chain – from computer-aided design and manufacturing to the construction of entire virtual machines. The advantages: time-to-market is accelerated considerably, while end customers benefit from improved product quality and productivity.

www.siemens.com/about-us

Our profile

As a global powerhouse in electronics and electrical engineering, Siemens has always been synonymous with technological excellence, innovation, quality, reliability and internationality. Today, we're an integrated technology company, bundling the comprehensive expertise of our entire organization through our Siemens One initiative. Leveraging this unique approach, we're supporting customers in some 190 countries with innovative, made-to-measure solutions from a single source. By focusing our business activities on the industry, energy und healthcare segments, we're poised to profit from demographic change, urbanization, climate change and globalization – the megatrends of today and tomorrow.

www.siemens.com/sustainability-report

Our understanding of sustainability

Profitable long-term growth is our aim, and responsible value creation is paving the way for our success. That's why we regard the integration of the economic, environmental and social aspects of our business activities as a permanent obligation and an ongoing challenge. In the future, we intend to focus even more intensely on sustainable business opportunities. And this is where our Environmental Portfolio comes in. Spanning the entire energy conversion chain, the Portfolio covers everything from the generation and distribution of electricity to its utilization. The Portfolio's offerings also include effective environmental and climate protection measures as well as leading-edge technologies for water management and air pollution control.

Our company

www.siemens.com/employees

Our employees

Our success is based on the commitment of our roughly 405,000 employees. Fostering and developing this workforce is part of our company culture. A culture that places a high value on each individual – on his or her abilities, ideas and continuing education. A culture that builds on a 160-year history and stands for openness and curiosity. A culture that brings together employees of many nationalities and integrates their creativity and capabilities. A culture that makes the vision of a healthy work-life balance a reality. Why is this so important to us? Because we know that only satisfied employees can create the innovative products and solutions we need to capture leading positions in tomorrow's key markets worldwide and achieve sustainable success.

Compliance | Ethical business at all times and all places – this is the cornerstone of our activities and our company culture. Everywhere in the world, the same binding principle applies to each and every one of our managers and employees: zero tolerance for corruption. All our business activities must comply with legal requirements and our own mandatory internal rules, which go beyond existing anti-corruption statutes.
www.siemens.com/compliance



Environmental protection | For us, environmental protection is more than an entrepreneurial duty; it's also a social responsibility and a success factor. We're shaping the lives of large numbers of people all around the globe with our infrastructure offerings, energy transmission technologies and healthcare solutions. And we're tackling environmental challenges worldwide with our innovative production processes and advanced environmental management systems.
www.siemens.com/environmentalprotection



Suppliers | In the countries where we conduct procurement activities, we have a major impact on society and the environment. We expect our suppliers worldwide to ensure that they and their own suppliers respect human and employee rights and comply with all applicable environmental requirements, occupational health and safety standards, and anti-corruption regulations.
www.siemens.com/supplier



Occupational safety and health management | As an integral part of our company culture, our occupational safety and health management programs do more than promote the well-being of our workforce; they also enhance our competitiveness, since safe working conditions greatly boost employee motivation and performance while reducing direct and indirect costs.
www.siemens.com/health-safety



Society | We're a member of society in roughly 190 countries – as an employer, customer and corporate citizen. Wherever we do business, we fulfill our responsibility to society, seizing every opportunity to make a positive contribution to community development.
www.siemens.com/citizenship



Our profile

We have a bold vision for our company: to be a pioneer with our innovative products and solutions for energy efficiency, industrial productivity, affordable, personalized healthcare and intelligent infrastructure solutions.

Why are we consistently outpacing our competitors? Because we're focusing our expertise as a green global player on innovation- and technology-driven growth markets. Because we're a strong local partner for our customers. And because we're relentlessly leveraging all our strengths as an integrated technology company. At the same time, we're working to balance the competing requirements of the economy, the environment and societies worldwide. All these factors are positioning us for profitable long-term growth.

www.siemens.com/strategy



"Our approach to environmental protection is all-embracing. For 2011, we've set an ambitious goal of improving our energy efficiency 20 percent and reducing our production-related CO_2 emissions 20 percent on a revenue-adjusted basis."

A pioneer of our time – Yesterday, today and tomorrow

Continually tapping new markets with innovative products and solutions requires the kind of pioneering spirit that has made our company strong. We've always been and always will be a pioneer of our time, focusing on innovation- and technology-driven growth markets – markets in which we can capture leading positions and set new technology trends – while strengthening our local presence and creating local value worldwide. Because achieving sustainable, profitable growth and outperforming our competitors is not just our time-tested strategy – it's also our vision for the future.

A pioneer for over 160 years

Coupling innovative concepts and visionary ideas with a far-sighted willingness to take entrepreneurial risks in the interest of achieving enduring success, our company founder put Siemens on track to become what it is today: a global provider of leading-edge technologies. And it's this same pioneering spirit – the spirit that made Werner von Siemens a trailblazer in electrical engineering in his day – that's enabled our company to grow and prosper for 160 years.

In 1855, it was Siemens that implemented the first major project in the history of telecommunications: a telegraph line between Finland and the Crimea, which transmitted information over a distance of several thousand kilometers. In 1874, it was Siemens that linked Europe to North America via a transatlantic cable. And today, it's Siemens that has supplied the wind turbine for the world's first floating wind farm, off the coast of Norway. Since floating turbines can be positioned with little regard to geographic factors, this truly pioneering project is creating undreamt-of opportunities for exploiting wind power on the high seas.

A pioneer of our time – this is our vision. To realize it, we're continually rekindling our spirit of innovation to open up new perspectives for our company. Our innovative products and solutions are positioning us to tap new markets in which we can capture leading positions. This is our longstanding approach and – particularly when the going gets tough – our obligation. As Werner von Siemens noted back in 1857, "In critical situations, decisive and vigorous action is nearly always the best strategy."

Convincing solutions to tremendous challenges

The global financial and economic crisis poses huge challenges for governments and companies around the world – challenges that require convincing answers and long-term solutions.

The current crisis didn't catch us unawares. On the contrary, we'd done our homework and introduced timely measures that will now enable us not only to get through this difficult period but also to emerge from it even stronger than before. We began identifying market-specific forward-looking trends and draw-





Pioneers of their time – Back in 1874, Siemens engineers aboard the cable ship Faraday laid the first direct transatlantic telegraph cable, linking Ballinskelligs Bay in Ireland to the coast of Nova Scotia in Canada. In 2009, Siemens engineers developed, manufactured and supplied an innovative high-tech wind turbine for a pilot project off the coast of Norway. Anchored in 220 meters of water, the floating turbine is heralding a new era in wind power (see also page 28 of Book 1).

ing the strategic consequences early on. A few years ago, we geared our portfolio to four megatrends: demographic change, urbanization, climate change and globalization. These trends are already influencing the way we live today, and their impact will increase substantially in the decades to come. By bundling our business activities into the three Sectors Industry, Energy and Healthcare, we also set the stage for capturing leading positions in attractive growth markets. In addition, we adapted our management structure to the requirements of our revised portfolio by implementing the most comprehensive company reorganization in 20 years. For example, the CEO principle that we introduced for our top three management levels ensures that the responsibilities for all our business activities are clearly defined – the basic prerequisite for achieving a lean, rapid-response organization. To further foster our employees' motivation, sense of personal responsibility and entrepreneurial commitment, we began offering our entire workforce – from non-management personnel to members of our Managing Board – greater opportunities to share in our company's success. To ensure our competitiveness, we launched programs to boost the efficiency of our administrative and procurement processes. And these programs have proved successful – as the cost reductions we've achieved demonstrate. In other positive developments, we settled the lawsuits against our company quickly and successfully. We also set up compliance structures and processes that are now the benchmark for companies everywhere in the world. In short, we took action even before the crisis hit to make our company faster, more efficient and more customer-centric. Today, we're an integrated technology company organized into three Sectors and a large number of Regional Companies, which are grouped, in turn, into 17 Regional Clusters. Our businesses are supported worldwide by efficient IT and financial solutions. Our innovations are providing high-tech solutions to the challenges of our day. And our excellent employees, innovative strength, worldwide presence and strong brand identity are making us a trusted partner to our customers – even in challenging times.

However, we're not resting on our laurels. In keeping with the tradition inaugurated by Werner von Siemens, we're convinced that if you're not going forward, you're going backward. The current financial and economic crisis is offering a world of opportunities that we intend to rigorously exploit. Our goal is to achieve profitable long-term growth and outpace our competitors. But to reach this goal, three key conditions must first be fulfilled:

www.siemens.com/strategy



High-quality businesses
No. 1 or No. 2 in technologies and markets
Megatrends as growth drivers
Demographic change
Urbanization
Climate change
Globalization
Integrated technology company
Industry
Energy
Healthcare
Efficient IT and financial solutions
World's largest Environmental Portfolio, with annual revenue of about €23 billion
The economy, the environment and society
Sustainability – Our guiding principle

From the beginning, we've geared our company's strategy to the most important trends of our time. That's why we're well-positioned to achieve sustainable, profitable growth – today and tomorrow.

1. A focus on innovation- and technology-driven growth markets

Our activities must be oriented toward innovation- and technology-driven markets with long-term growth potential – markets in which we also aim to be a leading global player. Today, roughly two-thirds of our revenue is generated by businesses that are No. 1 or No. 2 in their markets. Why do we attach such importance to these leadership positions? Because only if we're a market leader can we achieve the profit margins needed to weather tough times. Experience has shown that size alone is not enough to ensure sustainable profitability. Only a company that's a technology trailblazer can successfully expand its business over the long term. That's why we intend to keep making large investments in research and development – and in green and energy-efficient technologies, in particular. Today's innovations give us the resources we need to develop the innovations of tomorrow.

Our commitment to the DESERTEC initiative is an excellent example of our focus on innovation- and technology-driven growth markets. At Siemens, we have a long tradition of involvement in cutting-edge engineering projects. As part of the DESERTEC initiative, we're constructing solar-thermal power plants in the Sahara and wind farms in Europe and northern Africa. In the years ahead, we'll also steadily expand our business in renewable energies while pushing technological progress in the area of fossil-fuel power plants. If power grids are to be capable of storing energy from alternative sources, which fluctuate more than conventional ones, they must be more intelligent than their predecessors. Our smart grid solutions boast the technology needed to link power suppliers and consumers in both directions. One particularly important application for smart grid technology is electric cars, an area in which we intend to be at the forefront of developments. These vehicles can do more than provide emission-free transportation. In large numbers, they can also serve as mobile storage devices that – thanks to their batteries – help offset fluctuations in the power grid. However, the best way to minimize environmental impact, ensure power supplies and cut energy costs is still to reduce energy consumption. That's why new markets are opening up in all areas where power is consumed: from energy-saving LED lighting and intelligent building control systems to high-efficiency integrated automation solutions to energy-efficient drives that feed excess braking energy back into the power network – all fields in which we're already a technology leader today.

The healthcare market also offers considerable growth potential. The pressure on healthcare systems is increasing relentlessly. Due to demographic developments, more and more people are requiring medical services, while fewer and fewer people are available to finance them. We're working on solutions for the early detection and treatment of disease – solutions capable of networking the data of different healthcare providers. The advantages are obvious: the patient's quality of life is enhanced, and treatment costs are cut. It takes a pioneer to develop and shape the healthcare markets of tomorrow.



Electric mobility is another field in which our company has always been a pioneer. We began manufacturing electric cars back in 1898. One early model was the Electric Victoria, which began rolling through the streets of Berlin as a taxi and delivery vehicle


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SIEMENS

in 1905 – technologically way ahead of its time. In cooperation with specialty manufacturer RUF Automobile GmbH, we recently unveiled the eRUF Greenster, a converted Porsche that demonstrates just how attractive electric vehicles can be today

2. Worldwide presence – A strong local partner to our customers

Serving our customers as effectively and quickly as possible, all around the globe – this is the second key enabler of profitable long-term growth. We have to keep expanding our local presence to ensure that we can respond rapidly to changing market requirements. After all, market proximity is not something that can be created at company headquarters. It can only be cultivated by maintaining close customer relationships and a strong local presence. That's why we make sure that we're always where our customers and markets are and where growth is strongest. This is particularly vital in view of the increasingly noticeable shift in the balance of economic power. According to current forecasts, by 2030, economic growth in today's emerging countries will be twice as fast as in the industrialized nations. The economies of the BRIC countries – Brazil, Russia, India and China – are expected to grow three times as fast as those of their more industrialized counterparts. In terms of economic performance, the emerging countries are continually narrowing the gap to the industrialized world.

To ensure that we participate in this growth, we launched the *top*⁺ SMART initiative in 2008. SMART stands for Simple, Maintenance friendly, Affordable, Reliable and Timely to market, and the initiative aims to offer products, solutions and services for the fast-growing low- and medium-end market segments. This approach has two clear advantages. First, it enables us to move into additional markets. Second, it makes it harder for our competitors to penetrate our established markets, because it forces them to compete with us on their home turf. But it means that we have to give our local managers the leeway they need to make decisions. And it also means that we have to serve the entire value chain – from sales and procurement to production and product management – from local markets. That's the only way to develop and launch competitive products tailored to specific market requirements as quickly as possible. And it's the only way to support our customers worldwide – and acquire new customers – via our local service network. What's more, in the medium term, we can also leverage the product knowhow and cost-optimization expertise we gain in low- and medium-end markets to develop products for high-end segments.

66 Our structure

48 Pushing innovation to new heights – Our Inventors of the Year
50 Integrity and responsible value creation




SIEMENS

We've always been a pioneer in the field of medical engineering. Back in the late 19th century, it was our company that teamed up with medical researchers to push the development of X-ray applications. Today, we're still setting standards with our healthcare technologies. Our latest computed tomography (CT) scanner, the SOMATOM Definition Flash, records even the tiniest anatomical details faster than ever before and requires only a fraction of the radiation dose needed by earlier systems. Complete scans of the entire chest region can be performed in just 0.6 seconds (see also page 16 of Book I).

3. Joining forces to consistently outperform our competitors

The third key enabler for outperforming our competitors is, quite simply, to be better than they are. And we're getting an edge by offering innovative products, solutions and services, cooperating with strong partners and gearing our value chain to efficiency.

To beat our competitors, we have to know their strengths and weaknesses. This applies not only to our longstanding competitors but, above all, to ambitious new players in emerging countries. We're conducting ongoing benchmarking analyses to uncover not only our competitors' strengths and weaknesses, but also our own. We take shortcomings at our company very seriously. Rather than downplaying them, we address them rigorously to improve our own performance.

Our outstanding, innovative employees are one of our greatest assets. Their commitment, ideas and perseverance are what have made Siemens the company that it is today. We want to give all our people the opportunity to develop themselves at our company. We evaluate them in accordance with global standards, identifying and nurturing talented individuals early in their careers, and grooming our managers for their responsibilities. The Diversity Initiative launched by our Managing Board is an important part of these efforts. First of all, the initiative will enable us to build an outstanding team of employees with a broad range of experience and skills while optimally fostering the strengths of each individual in heterogeneous environments. Second, the initiative will ensure that our managers, in particular, have an international background, coupled with extensive technical expertise and professional knowhow acquired in a wide variety of capacities and businesses at different levels of our Company.

Of course, for a global player that does business in 190 countries, diversity is not only part of our identity; it's also a major strength. To understand the specific needs and requirements of our customers around the world, we need excellent employees and intensive customer relationships. We make every effort to maintain and strengthen close contacts, some of which have been nurtured over years or even decades – because we place greater value on long-term opportunities than short-term profits. We are where our customers are, supporting them with our technologies and cooperating with them to find competitive solutions for the future.


Focusing on innovation- and technology-driven growth markets
Maintaining a worldwide presence as a strong local partner to our customers
Joining forces to consistently outperform our competitors
SIEMENS
The pioneer in
energy efficiency
industrial productivity
affordable and personalized healthcare
intelligent infrastructure solutions
Leading market and technology positions
Sustainability – Our guiding principle
Responsible – Excellent – Innovative

As a pioneer of our time, we're providing answers to today's most pressing questions with our innovative products and solutions

Forging a better, more sustainable future

The developments of the past year have made one thing perfectly clear: the global economy will emerge transformed from the current crisis. First, there will be a shift in the worldwide balance of economic power, with the BRIC countries and the Middle East gaining in importance. Second, governments will play a bigger role in the economic arena – in the area of infrastructure, in particular. And third, the overall approach to economic activity will be realigned. The final communiqué issued by the participants in the G20 summit in April 2009 identifies sustainability as a major focus of business activity and calls for a balance among three key areas – environmental concerns, economic issues and social responsibility. These enormous changes worldwide will also have an impact on our day-to-day business.

We take these developments seriously and are intent on exploiting them as an opportunity for profitable growth. We're fully leveraging the potential, size and financial clout that are at our disposal as an integrated technology company. We can allocate capital efficiently; our businesses are benefiting from a uniform management system and uniform development measures for employees and managers; the technologies we develop for specific applications can often be used in other businesses as well; and our access to global markets is strengthening our position in the various regions of the world.

At the same time, we're investing resources in pioneering projects and technologies that are promoting the well-being of people around the world while minimizing environmental impact. For example, we're ensuring power supplies for future generations by increasing energy efficiency; we're boosting industrial productivity substantially with our innovative technologies; we're developing healthcare solutions that make high-quality individualized patient care available at affordable prices; and we're providing intelligent infrastructure solutions that are helping transform the world's metropolises into sustainable green cities.

Just as our predecessors at Siemens shaped industrial development with their pioneering achievements, we're now answering the toughest questions of our time with our leading-edge products and solutions – ensuring a better, more sustainable future for all.

Siemens worldwide – A network of innovation


Minnetonka
Tarrytown
Malvern
Princeton
Berkeley
Glasgow
Newark
Los Angeles
Plano
Orlando

1,000

new research partnerships a year are keeping us at the forefront of science and ensuring that we'll continue to play a key role in shaping market developments.

INTERNATIONAL FOCUS AND INNOVATIVE TECHNOLOGIES – TWO HALLMARKS OF OUR COMPANY

The challenges confronting today's world are global – and so are we. With a presence in some 190 countries, we can offer customers fast, local, tailor-made solutions. And that gives us a decisive competitive edge. Our roughly 405,000 employees work at 1,640 locations around the globe, including 176 R&D facilities. The largest research centers operated by our Corporate Technology Department are situated in Germany, the U.S., China and India. Our strong market position worldwide is based on our power of innovation and technology leadership. That's why we invested some €3.9 billion – or 5.1 percent of our total revenue – in research and development in fiscal 2009. And this commitment is paying off: with 4,163 first-time patent applications in fiscal 2009 and a patent portfolio comprising over 56,000 patents worldwide, our achievements speak for themselves.

3.9

billion euros – that's how much we invested in research and development in fiscal 2009 alone.



Braunschweig
Mülheim
Lincoln
Romsey
Nuremberg/Erlangen
Karlsruhe
Zug
Munich
Finspång
Brande
Berlin
Prague
Brno
Bratislava
Vienna
Zagreb
Linz
Regensburg
St. Petersburg
Moscow
Beijing
Seongnam
Tokyo
Nanjing
Shanghai
Gurgaon
Pune
Bangalore
Nanhai
Shenzhen
Singapore

30,800

Siemens researchers are working every day to find new solutions for energy, industry and healthcare.

	Europe, C.I.S.,[1] Africa, Middle East		Americas		Asia, Australia	
		Worldwide share (in %)		Worldwide share (in %)		Worldwide share (in %)
Revenue (in billions of euros)[2]	43,288	57	20,754	27	12,609	16
Employees[3]	243,000	60	92,000	23	70,000	17
R&D employees[3]	20,200	66	7,400	24	3,200	10
Major R&D facilities[4]	94	53	57	32	25	15

○ Key Siemens research locations

1 Commonwealth of Independent States 2 By customer location 3 As of September 30, 2009 4 Fifteen employees or more

Pushing innovation to new heights – Our Inventors of the Year

In fiscal 2009, our 30,800 researchers submitted some 7,700 invention reports. Every year, we honor some of our most creative people. Read on to meet some of our Inventors of the Year.



Dr. Gerald Hohenbichler

Energy-saving steel production

Thanks to process technology developed by Dr. Gerald Hohenbichler (44), steel manufacturers can now save energy by processing metal in continuous strands. Hohenbichler's groundbreaking solution enables molten raw steel to be rolled immediately after casting, reducing a mill's energy requirements by as much as 45 percent.



Dr. Rainer Lochschmied

Reduced CO_2 emissions

Dr. Rainer Lochschmied (46) has developed an electronic control unit that optimizes the gas-air mixture in gas heating systems, cutting CO_2 emissions. In conventional gas furnaces, air and gas are combined at fixed settings without taking fluctuations in combustion into account. With this trailblazing technology, combustion potential can now be more fully realized.



Dr. Peter Berdelle-Hilge

Faster mail delivery

The Open Mail Handling System created by Dr. Peter Berdelle-Hilge (55) sorts large-format letters by postal address and puts them in the order in which they'll be delivered. Currently being piloted by Deutsche Post AG, the innovative system results in significant time savings.

"Our Environmental Portfolio includes some 14,000 patents – further testimony to our researchers' power of innovation."



Intelligent vision

Surveillance cameras developed by Dr. Visvanathan Ramesh (46) are enabling security personnel in public spaces such as subway stations and airports to respond to dangerous situations faster and more effectively. Using new, complex algorithms for electronic image recognition, the innovative smart cameras can assess potential dangers automatically and instantaneously.



Dr. Visvanathan Ramesh

Lower radiation exposure

Dr. Rainer Raupach (36) has optimized image evaluation in computed tomography systems by developing algorithms that generate top-quality data from even poor images. As a result, the same amount of information can now be obtained with up to 75 percent less radiation exposure.



Dr. Rainer Raupach

Failsafe power lines

Dr. Tevfik Sezi (55) has created a new way to measure power transmission that makes power lines less subject to failure and helps reduce transmission losses. Instruments at both ends of a power line measure the current flowing through the line at precisely the same time, identifying any deviations that require corrective action. The method also helps detect and eliminate small current leakages.



Dr. Tevfik Sezi

Integrity and responsible value creation

As an integrated technology company with operations spanning the globe, Siemens has an impact on economic development and, in turn, on the lives of countless people. That's why our activities are monitored by a wide variety of interest groups. To ensure that we're a trustworthy partner for customers, suppliers, political decision-makers, shareholders, employees and the general public, we've adopted clear and binding principles of conduct.

Our role – An influential global player

Siemens is a technology powerhouse with activities in virtually every country in the world. In China alone, for example, we now have some 34,000 employees. Our longstanding, intensive local presence has an influence on the societies in which we're active – on their labor markets, education systems and procurement markets, for instance.

Our extensive portfolio also affects the environment and the living conditions of large numbers of people. We provide products and solutions that are helping create or enhance the framework for sustainable development. Our contributions encompass everything from ecofriendly power plants and low-loss transmission systems to a wide range of energy-efficient products, water and wastewater systems, integrated transportation networks and healthcare solutions.

With operations in around 190 countries, we're confronted with a wide variety of political, economic, social and cultural factors. We're also faced with manifold and sometimes contradictory demands from our stakeholders. Consequently, situations often arise in which it's not obvious what comprises "the correct decision" or "proper conduct": the attitudes toward particular technologies are too varied, the expectations placed on us are too diverse, and the conditions in some countries are too challenging.

Our approach to integrity – Transparent, binding principles

Although compliance with legal requirements is the indispensible basis for responsible business behavior, it's not always enough. To be a trustworthy partner to all our stakeholders, we must clearly articulate the rules that govern our actions. And for this, we need unambiguous and binding principles of conduct that guide all our employees and managers in their day-to-day activities.

We want our stakeholders to know and understand our principles. This gives them a clear orientation regarding our positions and underscores our trustworthiness. That's why the transparency of our principles of conduct is vitally important.

www.siemens.com/compliance
www.siemens.com/responsibility
www.siemens.com/sustainability-report

Our unwavering commitment

Principles of conduct must be more than merely voluntary rules and guidelines; they have to be mandatory at all times and places. If we amend or further develop our principles in the light of external circumstances or internal decisions, we communicate the resulting changes clearly and directly. Everyone must know at all times what Siemens stands for.

Our company's values – responsible, excellent, innovative – are the core of what we mean by integrity. They don't take the place of binding rules of conduct for employees and managers; rather, they provide the basis for those rules and lay the foundation for their interpretation and ongoing development. Our efforts to combat corruption and illegal behavior provide a good example of what we understand by complete transparency. We've established unambiguous and absolutely binding rules which make it clear to every employee and to all other stakeholders that we do not tolerate corruption or any other form of illegal activity.

A culture of integrity – a culture that guarantees the interplay of concrete rules, processes and follow-on training – can grow and develop only on the basis of clearly formulated rules and regulations. Our culture of integrity is the cornerstone of all our business activities. And it's synonymous with Siemens.

The ten principles of the UN Global Compact provide the framework for our rules and regulations. As a member of the Compact, we're committed to addressing the challenges of globalization by aligning our strategy and operations with those principles, which set internationally recognized standards for human rights, labor, environmental protection and anti-corruption.

Areas of integrity

Our principles aren't static. We're continuously working to clearly define, develop and formulate them in unambiguous rules and to firmly anchor them throughout our company:



Anti-corruption I Our anti-corruption campaign was a first step that has served as the catalyst, model and driver of our ongoing efforts. By establishing clear guidelines and taking direct action, our management has substantially enhanced our company's culture of integrity. And we're convinced that integrity ensures our long-term success. *www.siemens.com/compliance*



Occupational health and safety I We've assigned responsibility for occupational health and safety, environmental protection and technical safety to a new unit – Environmental Protection, Health Management and Safety (EHS) – under the direction of Managing Board Member and Labor Director Siegfried Russwurm. New, binding EHS principles require all our Divisions and Regions to introduce integrated EHS management systems. *www.siemens.com/health-safety*



Human rights I The observance of human rights is a fundamental criterion for our business decisions and actions. Our commitment to respect these rights is affirmed in our Business Conduct Guidelines. Their protection also plays a vital role in our relationships with our employees. Human rights must be honored both in our own operations and by our suppliers. *www.siemens.com/human-rights*

Ecofriendly metro in Oslo, Norway | Transportation accounts for 25 to 30 percent of final energy consumption worldwide. Of this amount, more than 75 percent is attributable to road transport and only two percent to rail travel. The more traffic that can be transferred from roads to rails, the better. And our ecofriendly rail solutions are leading the way: with their lightweight design and regenerative braking systems, the vehicles we supplied for the new Oslo metro consume 30 percent less energy than conventional rail cars.
www.siemens.com/metro-oslo



Onshore wind farm in Whitelee, Scotland | We supply high-efficiency wind turbines for both onshore and offshore locations. Today, more than 7,800 of our wind turbines are already in operation worldwide. We've installed more than 9,000 megawatts of wind power capacity since 2003, reducing CO_2 emissions by up to eight million tons annually. In Whitlee, Scotland, we recently provided the turbines for Europe's largest wind farm, which boasts an impressive installed capacity of 322 megawatts.
www.siemens.com/windenergy



Siemens factory in Gebze, Turkey | A production plant that we opened near Istanbul in 2009 is visible proof that environmental protection and profitability are not mutually exclusive. The factory, which manufactures components for medium- and low-voltage systems, is one of our most advanced and efficient production facilities worldwide. Consuming some 25 percent less energy and about 50 percent less water than its predecessor, the plant has been nominated for LEED Gold Green Building certification.
www.siemens.com/gebze-facility



Geothermal project in southern Germany | In Unterhaching, near Munich, we've built the world's most advanced geothermal power plant, where we're utilizing the earth's heat reserves to generate carbon-free energy. Hot water from several kilometers below the earth's surface is pumped into the plant. A vaporizer converts the water into steam, which is then used to drive a turbine and generator. The turnkey plant provides up to 6,000 households with CO_2-free electricity and 20,000 households with heat.
www.siemens.com/geothermic-unterhaching



Hospital in Bremerhaven, Germany | Buildings harbor a vast potential of untapped energy savings. Our complete overhaul of the building systems at Klinikum Bremerhaven, one of Germany's leading hospitals, cut energy consumption by more than 25 percent, generated annual cost savings of €519,000 – guaranteed for 12 years – and reduced CO_2 emissions by 4,130 tons a year, earning the hospital's operator BUND Energy-Saving Hospital certification.
www.siemens.com/clinic-bremerhaven



Our understanding of sustainability

Sustainability is the cornerstone of our values. A keen sense of entrepreneurial responsibility that's intensely focused on sustainability is a key pillar of our company strategy. Profitable long-term growth is our aim, and responsible value creation is paving the way for our success.

For us, sustainability means acting responsibly on behalf of future generations to achieve economic, environmental and social progress. With revenue of roughly €77 billion and a broad array of cost-efficient and ecofriendly technologies, we're a leading global player – as an employer, a contractor, an investor and a provider of innovative technology solutions. And as an integrated technology company, we're seizing unparalleled opportunities to promote the sustainable development of our customers and our own organization.

www.siemens.com/sustainability-report



"We offer a wide array of infrastructure solutions that are helping cities minimize their ecological footprint. For more information, see pages 58-59 of Book 1."

66 Our structure

50 Interview with Barbara Kux

Driving sustainable business

In the future, we intend to focus even more intensely on tapping the growth potential provided by sustainable business. That's one reason why – as an integrated technology company – we're investing heavily in research and development. One prime example of our success is our Environmental Portfolio, which has already made us the world's leading provider of ecofriendly technologies. Built on our unrivaled expertise in green solutions, the Portfolio showcases how we're fulfilling our commitment to sustainable development.

Recent changes in our organization reflect the high importance we attach to sustainability. At Managing Board level, Barbara Kux is now responsible for sustainability as well as supply chain management. In her capacity as Chief Sustainability Officer, she coordinates and oversees the activities of our Sustainability Board and Sustainability Office. The Board is responsible for developing our sustainability strategy and program as well as for monitoring and reporting on our sustainability performance.

As part of our sustainability program, we're implementing the following strategic measures:

- We're driving the Siemens Environmental Portfolio in our Sectors and establishing it at our Regional Companies in order to achieve our targets for generating revenue and cutting greenhouse gas emissions with Portfolio offerings.
- To minimize our carbon footprint, we're analyzing the energy efficiency of more than 100 company locations worldwide. Where we find room for improvement, we'll take action to make our operations more energy-efficient and climate-friendly.
- We're intensifying our dialogue with our stakeholders. The Sustainability Advisory Board established for this purpose brings together leading international representatives from the political, scientific and business arenas.
- To enhance transparency, we're refining our reporting processes.

We're gratified that our efforts are being recognized. Siemens has again been named to the prestigious Dow Jones Sustainability Index, capturing the No. 1 spot in the Diversified Industrials sector. The company has also substantially improved its rankings in the categories Environment and Society. This is the tenth time in a row that we've has been honored by Dow Jones analysts for our sustainable activities, and this year's overall result is the best our company has ever achieved.



Intelligent building technologies from Siemens are helping conserve energy and protect the environment

The Siemens Environmental Portfolio – Green infrastructure solutions for the entire energy conversion chain

We have a long tradition of supplying environmentally compatible and climate-friendly products and solutions for the entire energy conversion chain – from power generation and distribution to the efficient use of energy in industry, households and transportation to the most advanced technologies for water management and air pollution control. Products and systems that – due to their high energy efficiency, for example – help customers make verifiable reductions in their carbon footprint qualify for inclusion in our Environmental Portfolio. Our green solutions include:

- extraordinarily energy-efficient combined-cycle power plants, energy-saving lamps and intelligent building management systems
- all renewable energy systems and components – for example, wind turbines, grid connections for wind farms, and steam turbines for solar power generation
- environmental technologies such as water management and air pollution control systems.

A look at our revenue figures shows just how important our Environmental Portfolio really is. In fiscal 2008, products, systems and solutions included in the Portfolio generated nearly a third of our total revenue. Our green revenue for fiscal 2008, calculated on the basis of our 2009 Environmental Portfolio, was nearly €21 billion – significantly more than our competitors achieved with comparable offerings. In fiscal 2009, we increased this figure yet further – to around €23 billion. Additions to the Portfolio included energy-saving motors, solar inverters and selected components for energy-saving building technologies. In the years to come, we expect our Environmental Portfolio to continue growing. For 2011, we've set a green revenue target of about €25 billion. In a word: the Siemens Environmental Portfolio is a growth driver even in tough times.

Climate protection and profitability are not mutually exclusive

But our Environmental Portfolio isn't just generating revenue. It's also making a major contribution to climate protection. In fiscal 2009, our ecofriendly products and solutions enabled customers worldwide to cut their CO_2 emissions by a total of 210 million tons – an amount equal to the combined annual emissions of New York, Tokyo, London, Munich and Berlin. In fiscal 2008, the cumulative CO_2 reductions totaled about 160 million tons on a comparable basis. In this area, too, we've set an ambitious target: by 2011, we want our products and solutions to be helping customers

66 Our structure

60 Interview with Barbara Kux



Our intelligent IT infrastructure solutions are improving traffic management in large cities – benefiting motorists who spend less time in traffic jams, and the environment, which is less burdened by greenhouse gas emissions

reduce their harmful greenhouse gas emissions by at least 300 million tons a year – the amount now produced by New York, Tokyo, London, Singapore, Hong Kong, Berlin and Rome. Experts from our Corporate Technology Department and the Siemens Sectors have calculated potential greenhouse gas reductions for all our offerings on the basis of product- and solution-specific comparisons.

This approach enables us to directly compare emission levels before and after a power plant has been modernized or a building's energy consumption has been optimized with the help of energy-saving performance contracting. Where appropriate, we've also compared technologies directly with one another. For instance, we've compared the emissions produced by low-loss high-voltage direct-current (HVDC) power transmission systems with those generated by conventional alternating-current transmission systems. A third approach is to compare new solutions with products and systems that are already installed. We've done this in the case of advanced combined-cycle power plants, for example, using average global emission factors as a benchmark.

Here's how this calculation is made. Our advanced combined-cycle power plants achieve an efficiency rating of about 58 percent and emit 345 grams of CO_2 per kilowatt hour (g CO_2/kWh). This is 233 grams of CO_2 per kilowatt hour less than the average global emission factor of 578 g CO_2/kWh (all energy sources) for energy production. The total emission reduction equals this difference multiplied by the number of kilowatt hours of electricity that our newly installed power plants generate in a fiscal year.

Independent review confirms effectiveness

The principles, criteria and processes on which our Environmental Portfolio and our environmental targets are based were developed and applied in accordance with the highest technical and professional standards. But this wasn't enough for us. We also wanted external verification. To obtain it, we commissioned the independent auditors PricewaterhouseCoopers (PwC) to conduct the first outside review of our Portfolio's data and processes for fiscal 2007. We asked PwC to conduct a second limited assurance review for fiscal 2008. The auditors based their review on the five criteria established by the Greenhouse Gas Protocol Initiative of the World Business Council for Sustainable Development and the World Resource Institute: relevance, completeness, consistency, transparency and accuracy. As in fiscal 2007, the results of this second audit validated our data and processes without reservation for fiscal 2008 as well. PwC will also review the revenue and CO_2 reductions generated by our Environmental Portfolio for fiscal 2009. Further information on the methods, assumptions and processes underlying the Portfolio and on the results of the PwC review is available in the brochure *Energy efficiency and environmental care*, which can be downloaded from our company website.



Complete mobility – our comprehensive solution for integrated transportation systems – moves people efficiently while minimizing environmental impact

Ecological assessment creates transparency

We've not only set ambitious CO_2 targets for our customers – we've also set them for ourselves. In fiscal 2008, we were responsible for the emission of 4.0 million tons of CO_2 equivalents. This figure includes all the CO_2 emissions produced in the generation of the power and heat that we consumed, all our direct CO_2 emissions and all the CO_2 emissions produced by employee business travel. Car makers produce two to five times as much CO_2 per employee and some oil companies about 200 times as much. Even if our performance is exemplary by comparison, we're still not satisfied: for 2011, we're planning to cut our greenhouse gas emissions 20 percent compared to 2006, on a revenue-adjusted basis.

More information about our commitment to sustainability is available in the Siemens Sustainability Report 2008. In November 2009, this first-time publication took second place in the IÖW/*future* 2009 Sustainability Report Ranking, a survey on sustainability reporting at major German companies that was supported by Germany's Ministry of Labor and Social Affairs and the German Council for Sustainable Development.

Our contribution to sustainable urban development

Unless cities substantially reduce their CO_2 emissions, the battle against climate change will be lost. In view of this sobering fact, we commissioned several studies on sustainable urban development. The aim of these studies was twofold: to encourage dialogue among all involved stakeholders and to show how technologies already available today can help cities improve their overall environmental balance.

Urban centers are responsible for 75 percent of the energy consumed worldwide and 80 percent of all global greenhouse gas emissions. That's why climate protection must begin in cities. And this may well prove to be an advantage. Focused on urban centers rather than rural areas, climate protection measures can be more effective. Since buildings account for almost 40 percent of the world's energy requirements, they also harbor the greatest potential for energy savings. Around 30 percent of the power consumed in residential, commercial and public structures can be conserved through better insulation, well-regulated ventilation and air-conditioning systems and more efficient heating technologies. What's more, such improvements can be readily financed through energy-saving performance contracting (ESPC).

How does ESPC work? An energy contractor plans, finances and implements a package of energy-saving measures, guaranteeing the customer energy and cost savings of a specified amount. The contractor is paid from these savings for the term of the contract. The financial benefits of all subsequently generated savings accrue to the customer. The *Energiesparpartnerschaft Berlin*, an energy-saving initiative in Germany's capital, has already shown that the approach is effective. In 1995, the State of Berlin, which comprises the City of Berlin and its surrounding region, embarked on a major ESPC project to upgrade energy systems in local public buildings. To date, energy-saving measures have been implemented in about 500 Berlin structures at a cost (including maintenance) of some €60 million. The initiative, which is partially financed by private energy service providers, has cut energy expenditures in schools, daycare centers, universities, municipal buildings and city swimming pools by 25 percent, generating annual savings of €11 million.

Studies of sustainable urban development

For several years now, we've been working with a variety of stakeholders on topics related to sustainable urban development. Beginning in 2008, we commissioned – together with independent partners – studies of individual cities such as London, Munich and Dublin in order to identify areas where energy consumption and greenhouse gas emissions can be cut. We're now working on several more studies. Our goal is to initiate a dialogue between companies, cities, governments, NGOs, industry associations and climate initiatives on sustainable urban development. These studies are also improving our understanding of the needs of cities and enabling us to provide solutions for sustainable urban development. To bundle our wide array of urban solutions and optimally support and advise our customers, we've set up a dedicated Market Development Board within the Siemens One organization.

European Green City Index

But our commitment doesn't stop there. In 2009, we commissioned the Economist Intelligence Unit (EIU) to produce the European Green City Index, a Europe-wide study of ecofriendly urban development. The EIU assessed the sustainability of infrastructures in 30 cities – from Paris to Istanbul and from Stockholm to Athens – in as many European countries. The European Green City Index is the first study to comprehensively analyze the environmental measures being implemented in Europe's urban centers.

The study examines qualitative and quantitative factors in eight environmental categories – CO_2 emissions, energy, buildings, transport, water, waste and land use, air quality, and green governance – and summarizes green initiatives and best-practice projects from which other cities can learn. Urban administrators and other interested parties can use the study's rankings to evaluate the strengths and weaknesses of urban centers within a given region, of a similar size or with a comparable GDP.

The European Green City Index is a valuable tool designed to help urban decision-makers further improve their infrastructures in the years to come.

Forward-looking results

All analyses indicate that advanced technologies can enable cities to achieve even highly ambitious environmental targets. For example, CO_2 emissions in a major conurbation like London could be reduced by more than 40 percent by 2025 through the deployment of energy-efficient systems that are already available today. Better still, our studies clearly demonstrate that in two-thirds of the cases cities can recoup their initial investment costs – which would total less than one percent of a city's annual economic output – through energy savings.


Public security
Airport systems
Energy supply systems and environmental protection
Ports
Water and wastewater management
Consulting services for sustainable urban development
Education
Consulting services for public administration
Traffic control systems and urban mass transit
Building technologies
Healthcare

With the world's largest Environmental Portfolio, a budget to date of roughly €1 billion for environmental research activities, and some 14,000 green patents, we're making a major contribution to sustainable urban development.

Supply chain management and sustainability – A world of opportunity





Barbara Kux, Member of Siemens' Managing Board

Barbara Kux is the first woman to serve on Siemens' Managing Board. Appointed in November 2008, she's responsible for supply chain management, the marketing of our Environmental Portfolio and – as Chief Sustainability Officer – all our sustainability-related activities. In an interview for the Siemens Annual Report, Ms. Kux talks about her goals and the opportunities for growth that green technologies are providing for Siemens.

SIEMENS ANNUAL REPORT: Ms. Kux, you're responsible for supply chain management (SCM) at Siemens and, thus, for procurement outlays of about €40 billion. On joining the Managing Board, you announced that you wanted to further optimize our SCM activities worldwide. What did you mean by that and what concrete steps are you taking?

Barbara Kux: A company like Siemens, which has activities in some 190 countries, has substantial savings potential in the area of procurement. Our goal is to identify and realize that potential. But we can't just intensify cost pressure on our suppliers. We have to focus on the entire supplier-to-customer value chain. The Managing Board has adopted what it calls a 60-25-20 approach. This means: 60 percent of our total procurement volume will be centrally pooled by 2010, the proportion of goods that we purchase in emerging countries will rise from 20 to 25 percent in the medium term, and we'll reduce the number of our suppliers by 20 percent in the medium term. In all three areas, we've made solid progress.

"Solid progress" – what exactly does that mean?

Barbara Kux: Since I joined the Managing Board in November 2008, my team and I have conducted over 2,000 talks and negotiations with suppliers. We've also defined key measures to further optimize procurement. Our primary aim has been to develop a joint approach that will enable us to remain competitive and profitable through realized cost savings and cost reductions. But this isn't an us-versus-them process. We want to grow hand-in-hand with our suppliers. We also want to improve our products and solutions even further and get our offerings to the market faster and more economically. It's only through cooperation that we'll be able to reach these goals and make a major contribution to Siemens' further sustainable development.

Your responsibilities also include driving sustainability at our company. How do you define sustainability at Siemens and what aspect of it are you focusing on most?

Barbara Kux: We at Siemens have made a clear commitment to aligning our business activities with the interests of the generations to come. And that means fulfilling our responsibilities not only to our shareholders and employees but also to the environment and society as a whole. Sustainability entails thinking and acting on a long-term basis in order to do justice to all these aspects. By growing profitably, we can honor our responsibilities to the environment, our employees, our shareholders and society. For example, the utilization of energy-efficient technologies has a simple economic logic: procurement costs can be recouped in a short time through the savings they generate. Consequently, green technologies will be a strong growth driver for Siemens in the future. Our customers will also profit from significant CO_2 reductions and cost savings, and – what is particularly important to me – we'll be making a valuable contribution to protecting the climate and the environment.

Ms. Kux, when you joined the Managing Board, the global economic and financial crisis was already on the horizon. Now, it's the dominant factor in the world economy. What impact do you think the downturn will have on Siemens?

Barbara Kux: Current economic developments worldwide offer tremendous opportunities for Siemens and its comprehensive Environmental Portfolio. The scope of our Environmental Portfolio – which covers the entire energy conversion chain – is unique worldwide. As the overview on the central foldout in this Report shows, the Portfolio includes solutions in virtually every environment-related field of power generation, transmission and utilization – whether in buildings, lighting, transportation or industry – as well as a host of other green technologies such as water purification and air pollution control systems. And our approach is paying off. In fiscal 2009, products and systems from the Portfolio, which was first defined in fiscal 2007, enabled our customers to reduce their CO_2 emissions by some 210 million tons – an amount more than 40 times the total CO_2 emissions generated in the same period by our own business activities or, to give you an even better idea, an amount roughly equal to the combined annual CO_2 emissions of New York, Tokyo, London, Munich and Berlin. But that's still not enough: by 2011, we want to reduce our customers' annual greenhouse gas emissions by around 300 million tons.

And how will this benefit Siemens?

Barbara Kux: In fiscal 2009 alone, our environmental and climate protection products and solutions generated revenue of around €23 billion – nearly a third of our total sales. By 2011, we intend to increase this figure to €25 billion. I think the numbers speak for themselves.

What environmental and climate protection measures has Siemens introduced internally?

Barbara Kux: With the products and solutions in our Environmental Portfolio, we intend to save energy and reduce greenhouse gas emissions – clearly the most effective measures at our disposal. We also want to make our own operations greener by cutting our CO_2 emissions 20 percent by 2011 (compared to 2006) on a revenue-adjusted basis. A major lever here is our Green Building Initiative, which will help us reduce energy consumption, water consumption and waste at our most important locations 20 percent by 2011.

Career opportunities at Siemens | Are you looking for professional advancement or a new challenge at a global technology company? Then check us out on the Internet. At Siemens, we offer a multitude of opportunities for turning your career dreams into reality – in international teams around the globe. Our online job exchange will give you an overview of all the openings at our company worldwide.
www.siemens.com/career-job-search



Hands-on experience for students | Are you a university student who wants to acquire some real-life work experience? We provide extraordinary opportunities for highly motivated and talented students in the areas of science, technology and business. At Siemens, you can get a taste of the working world through an internship, work-study program or thesis-related project.
www.siemens.com/career-students



Launching your career after graduation | You've earned a university degree and you're eager to embark on your career? We're looking for well-qualified, highly motivated employees for our roughly 1,640 locations around the world. You can take an entry-level position in the field of your choice, or you can join one of our trainee programs.
www.siemens.com/career-graduates



Career opportunities for experienced professionals | You have several or even many years of professional experience. Now you're looking for something different – new challenges, more responsibility – or you want to move forward on your current career path or reenter the workforce after family leave. We offer a wide range of opportunities – all around in the world.
www.siemens.com/career-professionals



Our employees

Our roughly 405,000 employees are working on innovative products and solutions at 1,640 locations in nearly every country in the world. Whether in R&D, production, assembly, quality assurance, maintenance, business administration, sales or major international projects – our people are tackling a broad array of formidable challenges.

That's why we're always on the lookout for people who are extraordinarily curious and open, people who are highly motivated and inquisitive and people who want to put their knowledge and skills to work in a diverse international environment. Because curiosity and openness are what you need to think outside the box and come up with the forward-looking ideas with which we're answering the toughest questions of our time and ensuring our sustainable profitable growth.

www.siemens.com/employees

Siemens – An attractive employer for the best and brightest people worldwide

All around the globe, we want to be an attractive employer for the people who are shaping tomorrow. This aim is part of our corporate culture, a culture in which all our employees know exactly what their goals are and how best to leverage their potential. We call it People Excellence, and it's the basis of our company's sustainable success.

In fiscal 2009, we hired 51,690 new employees, including 9,490 engineers. At Siemens, diversity and qualifications go hand-in-hand. Our workforce of roughly 405,000 people played a decisive role in our company's success in fiscal 2009. Because it's our employees who develop the innovations on which our international reputation is built. It's our employees who help our customers prevail in their markets. And it's our employees who make us what we are: a company that can provide solutions to the challenges of our time. In short, our people are a central pillar of our company.

Diversity – A key competitive advantage

Global presence is our hallmark – which explains why diversity is a must for us. At Siemens, diversity means the inclusion and successful integration of individuals with different ways of thinking, cultural backgrounds, personal experiences, areas of expertise and individual strengths. In fiscal 2009, we employed people from some 190 countries – men and women from a rich variety of ethnic and social backgrounds.

This enormous reservoir of skills, experience and qualifications gives us tremendous competitive advantages that we're rigorously leveraging and developing in the global arena. All over the world, our employees must be able to understand the needs and requirements of their customers in time to identify and take advantage of growth opportunities. Addressing this issue at the man-

Employee qualifications

a	University degree 150,478 employees	37%
b	Vocational training or apprenticeship 123,820 employees	31%
c	Unrelated qualification or no prior training 130,505 employees	32%


a
b
c

Employee qualifications by Region

Regions	University degree	Vocational training or apprenticeship	Unrelated qualification or no prior training
Europe, C.I.S.,[1] Africa, Middle East	38%	43%	19%
Germany	35%	52%	13%
Americas	30%	10%	60%
U.S.	26%	8%	66%
Asia, Australia	43%	14%	43%
China	33%	19%	48%
Siemens	37%	31%	32%

1 Commonwealth of Independent States

agement level, we created the position of Chief Diversity Officer, which has been held by Jill Lee since November 2008. Drawing on her extensive international business experience, Ms. Lee is ensuring that the global character and impressive diversity of our customer base and junior employees is also reflected in the composition of our top management.

Excellent education and ongoing professional training – Our global aspiration

When it comes to our employees' educational background, our standards are high. Because only well-educated, highly motivated people can create the leading-edge technologies and innovations we will need to achieve profitable long-term growth in the future. In fiscal 2009 alone, 37 percent of our employees held university degrees, and 102,324 engineers worked at our company.

Outstanding, exceptionally well-trained technical employees are also vital for our company's success. That's why we're currently involved in developing training programs for a variety of occupational profiles, some of which are new. Our training programs – which are also used by other companies – now focus not only on technical expertise but also, increasingly, on methods competence and soft skills.

As one of Germany's largest private providers of vocational education, we're currently training some 9,900 secondary school graduates – including 3,100 for external partners. We're also exporting our work-study system, which combines theory and practice, to our Regional Companies around the world. Outside Germany, roughly 1,600 young people in more than 20 countries in Europe, Asia, the Americas and Africa are now enrolled in our training programs.

In a globalized world marked by rapid technological change and steadily increasing flows of information, education is crucial for success. In 2009 alone, we invested some €228 million (excluding travel expenses) in the continuing education of our employees and the systematic development of their professional and personal skills – an average of €562 per employee.

Employees by Region

a	Europe, C.I.S.,[1] Africa, Middle East	60%
b	Germany	32%
c	Americas	23%
d	U.S.	16%
e	Asia, Australia	17%
f	China	8%



a
b
c
d
e
f

Age distribution by Region

Regions	< 35	35 – 44	45 – 54	> 54
Europe, C.I.S.,[1] Africa, Middle East	28%	31%	29%	12%
Germany	24%	30%	33%	13%
Americas	29%	28%	28%	15%
U.S.	20%	28%	33%	19%
Asia, Australia	64%	25%	9%	2%
China	72%	22%	5%	1%
Siemens	35%	29%	25%	11%

1 Commonwealth of Independent States


www.siemens.com/industry
Industry
www.siemens.com/energy
Energy
www.siemens.com/healthcare
Healthcare
www.siemens.com/cross-sector_businesses
Cross-Sector Businesses
www.siemens.com/cross-sector_services
Cross-Sector Services
www.siemens.com/equity_investments
Equity Investments

Our structure

The most comprehensive company reorganization in 20 years has put us on track to continue achieving profitable long-term revenue growth.

We've grouped our operations into three Sectors: Industry, Energy and Healthcare. Our activities also include Siemens IT Solutions and Services, Siemens Financial Services GmbH and two equity investments: BSH Bosch und Siemens Hausgeräte GmbH and Nokia Siemens Networks.

www.siemens.com/structure

Industry Automation I Our comprehensive, integrated portfolio of automation systems, industrial switchgear, industrial software and complete industry solutions is making our customers in the manufacturing and process industries faster, more efficient and more flexible.
www.siemens.com/ar/industry-automation



Drive Technologies I Productivity, energy efficiency and reliability are our customers' key requirements. And as the world's No. 1 supplier of products, complete systems, applications and services for complete power trains and for all industry segments, we have the solutions they need.
www.siemens.com/ar/drive-technologies



Building Technologies I We're the preferred partner when it comes to protecting people and infrastructures and maximizing energy efficiency in buildings. Our portfolio comprises products, solutions and services for building automation, fire safety, security and power distribution.
www.siemens.com/ar/building-technologies



OSRAM I We offer customers energy-saving lighting solutions for all areas of modern life. Our extensive portfolio includes not only lamps and optoelectronic semiconductor light sources such as light-emitting diodes (LEDs), LED systems and LED luminaires but also electronic control gear and light management systems.
www.siemens.com/ar/osram



Industry Solutions I We provide comprehensive solutions and services for industrial plants and infrastructure systems. Our technologies are increasing our customers' productivity and competitiveness across entire lifecycles, from planning and construction to operation and services. We also offer a broad portfolio of ecofriendly solutions that are enabling customers to reduce their environmental footprint and conserve natural resources.
www.siemens.com/ar/industry-solutions



Mobility I By networking transportation systems more effectively, our integrated solutions for intermodal transport, traffic management, postal automation and airport logistics are making the movement of people and goods more efficient and environmentally compatible.
www.siemens.com/ar/mobility



Industry

Our innovative products and powerful solutions for manufacturing, transportation, building and lighting systems are boosting our customers' energy efficiency and productivity.

We link virtual product planning with advanced automation systems to increase production flexibility and meet individual customer requirements cost-effectively.

www.siemens.com/industry



"Our Industry Sector is increasing customer productivity, flexibility and efficiency in the industry and infrastructure segments. More information on the products, solutions and services with which we're tackling the challenges of our time is available in 'Our world' on pages 18-35 of Book I."

Industry



Heinrich Hiesinger
Member of Siemens' Managing Board
Industry Sector CEO

"We understand the challenges facing global industry. To master them, we're working closely with our partners, setting technology trends in the process.

We promise our customers greater energy efficiency, productivity and flexibility – particularly in tough economic times."

Key figures

Key figures	Fiscal 2009
Profit (in millions of euros)	2,701
Profit margin (in %)	7.7
New orders (in millions of euros)	33,284
Employees (in thousands)	207

Revenue by Region[1] (in millions of euros)

		Fiscal 2009
	External revenue	**33,915**
a	Europe, C.I.S.,[2] Africa, Middle East	19,243
b	Germany	6,636
c	Americas	8,323
d	Asia, Australia	6,349



a
b
c
d

1 Customer location 2 Commonwealth of Independent States

Integrated technologies for greater productivity, energy efficiency and flexibility

Our Industry Sector is the world's No. 1 supplier of manufacturing, transportation, building and lighting systems. With our end-to-end automation technologies and a comprehensive array of industry solutions, we're increasing the productivity, efficiency and flexibility of our customers in the industry and infrastructure segments.

To respond faster and more flexibly to customer needs, we're sharpening our focus on integrated technologies and cross-Sector platforms. Our energy-efficient products and solutions are also making an important contribution to environmental protection. With our IT-based integration of product planning and production, we're the only supplier worldwide that can accelerate manufacturing processes at every stage of the value chain. For many products, we reduce time-to-market by up to 50 percent, boosting customer competitiveness to unprecedented levels.

Our Industry Sector has some 207,000 employees worldwide and activities in more than 130 countries. In fiscal 2009, it generated external revenue of €33.9 billion and profit of €2.7 billion.

Fossil Power Generation | Our innovative technologies generate more electricity from less fuel. We boost the efficiency of coal- and gas-based power generation and supply technologies for low-carbon fossil power generation.
www.siemens.com/ar/fossil-power-generation



Renewable Energy | We're steadily expanding our position in the dynamic renewables market – with innovative wind turbines that rank among the most reliable in the world, with major photovoltaic projects and with the most advanced technologies for solar-thermal power plants.
www.siemens.com/ar/renewable-energy



Oil & Gas | The oil and gas industry, numerous process industries and electricity producers base their operations on our products, systems and solutions. We support our customers in tapping remote deposits and in producing and processing oil and gas. Our offerings include solutions for increasing pressure in oil and gas fields as well as applications for pipelines, floating production, storage and offloading (FPSO), and refineries.
www.siemens.com/ar/oil-and-gas



Energy Service | Our broad spectrum of innovative products and services ensures plant reliability, improved efficiency and optimal environmental performance for our customers' operating plant assets in the utility, oil and gas, industrial processing and power generation industries, enabling them to gain the maximum benefit from their investments.
www.siemens.com/ar/energy-service



Power Transmission | Leveraging our innovative strengths in efficient power transmission, reliable switchgear, high-performance transformers and advanced power transmission systems, we enable customers to transport electricity safely and efficiently.
www.siemens.com/ar/power-transmission


SIEMENS
SVC PLUS

Power Distribution | Our smart grid technologies increase energy system efficiency. We offer innovative medium-voltage components and systems, efficient solutions for energy automation, and services for electrical systems and networks.
www.siemens.com/ar/power-distribution



Energy

We're the world's leading supplier of products, services and solutions for power generation, transmission and distribution and for the production, conversion and transport of oil and gas.

Our groundbreaking technologies are enhancing the efficiency of power generation and transmission while substantially reducing CO_2 emissions.

www.siemens.com/energy



"As the world's leading supplier of efficient products, solutions and services for the entire energy conversion chain, our Energy Sector is tackling the challenges of climate change. To find out more, please turn to pages 18-35 of Book I."

Energy



Wolfgang Dehen
Member of Siemens' Managing Board
Energy Sector CEO

"The Energy Sector can look back on an eventful year of major orders and trailblazing innovations. As a result, we're now well-equipped to meet the challenges of the future.

Business developments were very gratifying: in fiscal 2009, we set new records for profit and revenue."

Key figures	Fiscal 2009
Profit (in millions of euros)	3,315
Profit margin (in %)	12.9
New orders (in millions of euros)	30,076
Employees (in thousands)	85

Revenue by Region[1] (in millions of euros) — Fiscal 2009

	External revenue	25,405
a	Europe, C.I.S.,[2] Africa, Middle East	14,715
b	Germany	1,905
c	Americas	6,552
d	Asia, Australia	4,138


a
b
c
d

1 Customer location 2 Commonwealth of Independent States

Our Energy Sector is the world's leading supplier of a wide range of products, solutions and services for power generation, transmission and distribution as well as for the production, conversion and transport of the primary fuels oil and gas. We're the only supplier worldwide with comprehensive knowhow encompassing the entire energy conversion chain and, in particular, plant-to-grid connections and other types of interfaces. We focus primarily on the requirements of energy utilities and industrial companies – particularly those in the oil and gas industry.

Our Energy Sector has some 85,000 employees worldwide. In fiscal 2009, it generated external revenue of €25.4 billion and profit of €3.3 billion.

We offer products, solutions and services for the entire energy conversion chain – from power generation and transmission to distribution.

Imaging & IT | Our innovative imaging systems are routinely used in hospitals and doctors' offices, where they support physicians in early disease detection, reliable diagnosis, effective treatment and patient-friendly follow-up. And our advanced IT solutions optimize customer workflow, cutting costs in the process.
www.siemens.com/ar/imaging-and-IT



Workflow & Solutions | Our mission is to accelerate the accurate diagnosis of the most common diseases and establish new worldwide standards of care for their treatment. We leverage our broad portfolio of products and services to create integrated solutions that increase the clinical and economic value of the individual offerings of the Healthcare Sector. Reflecting the local focus of healthcare delivery, we provide these solutions where they are needed through our global and regional Customer Relationship Management and Customer Service organizations.
www.siemens.com/ar/workflow-and-solutions



Diagnostics | We develop, manufacture and market clinical laboratory diagnostic products that generate test results which help physicians detect diseases, manage patient conditions and monitor medical therapies.
www.siemens.com/ar/diagnostics





"With its products and solutions, our Healthcare Sector is helping make affordable, patient-centric healthcare a reality – our response to the challenge of shifting demographics. More information on the Sector's innovative technologies is available on pages 12-17 of Book I."

Healthcare

The more the world's population grows and ages, the more difficult it will be to provide high-quality, affordable healthcare. In particular, the demand for the diagnosis and treatment of costly illnesses that typically afflict the elderly is set to soar.

And this is where we come in. We're the only company worldwide to provide integrated healthcare solutions across the entire treatment continuum. Combining imaging systems, laboratory diagnostics and information technology to create seamless, greatly enhanced workflows, we're making high-quality, patient-centric healthcare a reality. Healthcare that enables early, efficient, accurate and patient-friendly diagnosis and treatment – helping patients, who can be treated more quickly and comfortably; supporting physicians, who have access to much more information when diagnosing and treating diseases; and benefiting societies, whose healthcare systems can be streamlined through more efficient processes.

www.siemens.com/healthcare

Healthcare



Hermann Requardt
Member of Siemens' Managing Board
Healthcare Sector CEO

"Demographic change poses massive challenges for the world's healthcare systems. It's time to take a new approach.

In the past, physicians reacted to disease. Our innovative technologies now enable healthcare professionals to detect illnesses early on, improve the accuracy of their diagnoses and provide optimal treatment right from the outset."

Key figures	Fiscal 2009
Profit (in millions of euros)	1,450
Profit margin (in %)	12.2
New orders (in millions of euros)	11,950
Employees (in thousands)	48

Revenue by Region[1] (in millions of euros) — Fiscal 2009

	External revenue	11,864
a	Europe, C.I.S.,[2] Africa, Middle East	4,724
b	Germany	1,072
c	Americas	5,153
d	Asia, Australia	1,986



a
b
c
d

1 Customer location 2 Commonwealth of Independent States

Our Healthcare Sector is one of the world's largest providers to the healthcare industry, offering solutions based on core competencies and innovative strengths in diagnostic systems, therapeutic technologies and knowledge processing – including information technology and systems integration.

Our acquisitions in the field of laboratory diagnosis have made us the first integrated healthcare company to combine imaging systems, laboratory diagnostics, treatment solutions and healthcare IT – rounded off by consulting and services. We offer single-source solutions for the entire healthcare continuum – from prevention and early detection to diagnosis, treatment and follow-up care. We're also a world leader in innovative hearing instruments.

Our Healthcare Sector has some 48,000 employees worldwide and activities in 130 countries. In fiscal 2009, it generated external revenue of €11.9 billion and profit of €1.5 billion.

We provide comprehensive healthcare from a single source, combining the latest laboratory diagnostics with imaging systems and specialized information technology. The result: shorter waiting times, more accurate diagnoses and increased patient satisfaction.

Siemens IT Solutions and Services I Managing complexity, cutting costs, accelerating core processes, improving services and enhancing customer proximity – our IT solutions and services help customers in both the private and public sectors create value through IT. Our portfolio ranges from consulting and systems integration to software development and the complete management of IT infrastructures.
www.siemens.com/ar/it-solutions



Siemens Financial Services I As a non-bank financing provider, we supply Siemens and business-to-business customers worldwide with capital for infrastructure, equipment and operations. Our knowhow in key Siemens markets and related industries makes us an expert manager of financial risks within Siemens and an expert investor in innovative technologies and sustainable infrastructures.
www.siemens.com/ar/finance



Siemens Real Estate I We're responsible for all of Siemens' real estate activities worldwide – managing our company's real estate portfolio, operating its real estate holdings and overseeing their utilization, providing real-estate-related services and implementing all construction projects Siemens-wide in order to guarantee that resource use is sustainable and as cost-effective, transparent and efficient as possible.
www.siemens.com/ar/sre



BSH Bosch und Siemens Hausgeräte GmbH I We develop and produce innovative, energy-efficient household appliances. As the world's third-largest appliance maker, we market our products through a comprehensive sales and customer service network.
www.siemens.com/ar/bsh



Nokia Siemens Networks I We're a leading global enabler of telecommunications services. With our focus on innovation and sustainability, we provide a complete portfolio of mobile, fixed and converged network technology as well as professional services, including consultancy and systems integration, deployment, maintenance and managed services. We're one of the largest telecommunications hardware, software and professional services companies in the world. Headquartered in Espoo, Finland, we're active in 150 countries.
www.siemens.com/ar/nsn



Cross-Sector Businesses, Cross-Sector Services

Equity Investments

www.siemens.com/structure

Energy conversion chain

The production, transport and processing of primary fossil fuels

- Combined-cycle power plants for the oil and gas industry
- Electric motors instead of mechanical drives

Fossil power generation

- Combined-cycle power plants
- Combined heat and power (cogeneration) plants
- Power plant instrumentation and controls
- Modernization and upgrades

Our innovative gas turbines consume less primary fuel than their predecessors – thereby emitting less CO_2 even as they generate more electricity.



Our Environmental Portfolio is creating a triple-win situation –

Siemens is the best company in its class in the Dow Jones Sustainability Index.

Renewable energy

- Wind power solutions
- Ground-based and rooftop photovoltaic power plants
- Solar-thermal power plants
- Components for biomass power plants

Power transmission and distribution

- High-voltage direct-current transmission (HVDC) systems
- Grid connections for offshore wind farms
- Substations with gas-insulated switchgear
- Network management
- Gas-insulated transmission lines
- Siplink direct-current coupling systems for ships

The future belongs to wind and solar power: we supplied and installed 48 wind turbines for the Lillgrund offshore wind farm in the Øresund Strait between Malmø, Sweden and Copenhagen, Denmark.





First, for our customers, who are improving their bottom lines – thanks to lower energy costs, higher productivity and more profitable growth.

25 percent – that's how much less energy is consumed in buildings equipped with advanced Siemens technologies. Klinikum Bremerhaven, a large regional hospital in northern Germany, is just one example of how our Environmental Portfolio is helping customers cut costs and minimize environmental impact.
(For more information, see page 52 of Book I.)

Solutions for industry

- Energy-saving motors
- Drives/converters with energy recovery
- Diesel-electric drives for ships
- Solutions for metals and mining
- Energy recovery
- Water and wastewater treatment in the pulp and paper industry
- Energy management and consulting

IT solutions and services

- Transformational Data Centers
- Smart workplace communications



Our COREX und FINEX technologies are ecofriendly processes for coal and steel production.

Mobility

- High-speed trains
- Locomotives
- Regional trains
- Light-rail systems
- Traffic management systems
- LED traffic signals
- Parking management systems
- Rail automation and electrification



Second, for society, which is leveraging our technologies to protect the environment and improve the quality of life.

300 million tons – that's the reduction in CO_2 emissions we'll enable our customers to achieve by 2011 – and one of our key contributions to sustainable development.

Building technologies

- Energy-saving performance contracting
- Building modernization
- Components for heating, ventilation and air conditioning

Lighting (OSRAM)

- Light-emitting diodes (LEDs)
- Energy-saving lamps (DULUX)
- Fluorescent lamps (LUMILUX) and electronic control gear
- Halogen lamps (Halogen Energy Savers)
- High-intensity discharge lamps (HQI, HCI, NAV)

Environmental technologies

- Water treatment systems
- Air pollution control systems

Healthcare

- Refurbished systems
- CT scanners: SOMATOM Definition AS
- MRI scanners: MAGNETOM ESSENZA, MAGNETOM Verio





Our MAGNETOM ESSENZA 1.5-tesla MRI scanner reduces both energy consumption and costs.



Third, for our company, because we're tapping attractive markets and achieving profitable growth.

25

billion euros – that's how much revenue we'll be generating by 2011 with the products and solutions in our Environmental Portfolio.

By giving answers
that promote sustainable growth.



Financial Report 2009

Segment information

Industry Automation
Drive Technologies
Building Technologies
OSRAM
Industry Solutions
Mobility

Revenue	€35.043 billion
Profit	€2.701 billion

Industry

Our Industry Sector offers a complete spectrum of products, services and solutions for the efficient use of resources and energy and improvements of productivity in industry and infrastructure. Its integrated technologies and holistic solutions address primarily industrial customers, such as process and manufacturing industries, and infrastructure customers, especially in the areas of transport, buildings and utilities. The portfolio spans industry automation and drives products and services, building, lighting and mobility solutions and services, and system integration and solutions for plant businesses.

Fossil Power Generation[1]
Renewable Energy
Oil & Gas[1]
Power Transmission
Power Distribution

Revenue	€25.793 billion
Profit	€3.315 billion

Energy

Our Energy Sector offers a wide spectrum of products, services and solutions for the generation, transmission and distribution of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry.

1 Financial results relating to the Energy Service Division are reflected in the Fossil Power Generation and the Oil & Gas Divisions.

Imaging & IT
Workflow & Solutions
Diagnostics

Revenue	€11.927 billion
Profit	€1.450 billion

Healthcare

Our Healthcare Sector offers customers a comprehensive portfolio of medical solutions across the value-added chain – ranging from medical imaging to in-vitro diagnostics to interventional systems and clinical information technology systems – all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with Siemens Financial Services, financing to assist customers in purchasing the Sector's products.

Major investments
Nokia Siemens Networks
BSH Bosch und Siemens Hausgeräte GmbH

Profit	€(1.851) billion

Equity Investments

In general, Equity Investments comprises equity stakes held by Siemens that are accounted for by the equity method, at cost or as current available-for-sale financial assets and which are not allocated to a Sector, a Cross-Sector Business, Siemens Real Estate (SRE), Pensions or Corporate Treasury for strategic reasons. Major components of Equity Investments include our 50% stakes in Nokia Siemens Networks B.V. (NSN) and BSH Bosch und Siemens Hausgeräte GmbH (BSH), our 49% stake in Enterprise Networks Holdings B.V. (EN), and our 49% stake in Krauss-Maffei Wegmann GmbH & Co. KG.

Siemens IT Solutions and Services

Revenue	€4.686 billion
Profit	€90 million

Siemens Financial Services

Profit	€304 million
Total assets	€11.704 billion

Cross-Sector Businesses

Siemens IT Solutions and Services designs, builds and operates both discrete and large scale information and communications systems and offers comprehensive information technology and communications solutions from a single source both to third parties and to other Siemens entities. **Siemens Financial Services** is an international provider of financial solutions in the business-to-business area. SFS supports Siemens as well as third parties in the three industry areas of industry, energy, and healthcare. SFS finances infrastructure, equipment and working capital and supports and advises Siemens concerning financial risk and investment management. By integrating financing expertise and industrial know-how, SFS creates value for its customers and helps them strengthen their competitiveness.

Key figures[1]

Fiscal 2009[2]

(in millions of €, except where otherwise stated)

Revenue growth

FY 2009[3]	0%	
FY 2008[3]	9%	

Target 2009: <0.5 GDP decline. As of October 14, 2009, IHS Global Insight Inc. expects negative growth of 2.1% in GDP in 2009.

Profit margin FY 2009

Industry	**7.7%**	
Industry Automation	9.1%	
Drive Technologies[4]	11.1%	
Building Technologies	6.4%	
OSRAM	2.2%	
Industry Solutions	5.3%	
Mobility	6.1%	
Energy	**12.9%**	
Fossil Power Generation	13.0%	
Renewable Energy	13.0%	
Oil & Gas	11.7%	
Power Transmission	11.7%	
Power Distribution	13.2%	
Healthcare[8]	**14.2%**	
Imaging & IT	16.2%	
Workflow & Solutions	(3.5)%	
Diagnostics[8]	16.8%	
Siemens IT Solutions and Services	**1.9%**	
Siemens Financial Services*	**25.9%**	

Margin ranges * Return on equity[9]

ROCE (continuing operations)

FY 2009	6.1%	
FY 2008	4.8%	

Target corridor: 14 – 16%

Cash conversion (continuing operations)

FY 2009	1.54	
FY 2008	3.09	

Target: 1 minus revenue growth rate

Adjusted industrial net debt/EBITDA (continuing operations)

FY 2009	0.31	
FY 2008	0.39	

Target corridor: 0.8 – 1.0

Growth and profit

	FY 2009	FY 2008	% Change Actual	% Change Adjusted[3]
Continuing operations				
New orders	**78,991**	93,495	(16)	(14)
Revenue	**76,651**	77,327	(1)	0
Total Sectors[4]				
Profit Total Sectors	**7,466**	6,606	13	
in % of revenue (Total Sectors)	**10.3%**	9.3%		
EBITDA (adjusted)	**9,524**	8,605	11	
in % of revenue (Total Sectors)	**13.1%**	12.1%		
Continuing operations				
EBITDA (adjusted)	**9,219**	5,585	65	
Income from continuing operations	**2,457**	1,859	32	
Basic earnings per share (in euros)[5]	**2.60**	1.91	36	
Continuing and discontinued operations[6]				
Net income	**2,497**	5,886	(58)	
Basic earnings per share (in euros)[5]	**2.65**	6.41	(59)	

Return on capital employed

	FY 2009	FY 2008
Continuing operations		
Return on capital employed (ROCE)	**6.1%**	4.8%
Continuing and discontinued operations[6]		
Return on capital employed (ROCE)	**6.2%**	14.8%

Free cash flow and Cash conversion

	FY 2009	FY 2008
Total Sectors[4]		
Free cash flow	**7,606**	7,942
Cash conversion	**1.02**	1.20
Continuing operations		
Free cash flow	**3,786**	5,739
Cash conversion	**1.54**	3.09
Continuing and discontinued operations[6]		
Free cash flow	**3,641**	4,903
Cash conversion	**1.46**	0.83

Net debt and Capital structure

	FY 2009	FY 2008
Net debt	**9,309**	9,034
Net debt/EBITDA (adjusted) (cont.)	**1.01**	1.62
Adjusted industrial net debt	**2,873**	2,184
Ad. industrial net debt/EBITDA (adjusted) (cont.)	**0.31**	0.39

Employees (in thousands)

	Sept. 30, 2009 Cont. Op.	Sept. 30, 2009 Total[7]	Sept. 30, 2008 Cont. Op.	Sept. 30, 2008 Total[7]
Employees	**405**	**405**	427	428
Germany	**128**	**128**	132	133
Outside Germany	**277**	**277**	295	295

1 New orders; adjusted or organic growth rates of revenue and new orders; book-to-bill ratio; ROE, ROCE; free cash flow; cash conversion rate; EBITDA (adjusted); net debt and adjusted industrial net debt are or may be non-GAAP financial measures. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.
2 October 1, 2008 – September 30, 2009.
3 Adjusted for portfolio and currency translation effects.
4 During the second quarter of fiscal 2009 Electronics Assembly Systems has been reclassified to Other Operations. The presentation of certain prior-year information has been reclassified respectively.
5 Earnings per share – attributable to shareholders of Siemens AG. For fiscal 2009 and 2008 weighted average shares outstanding (basic) (in thousands) amounted to 864,818 and 893,166 respectively.
6 Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.
7 Continuing and discontinued operations.
8 Profit margin including PPA effects and integration costs for Healthcare is 12.2% and for Diagnostics 9.7%.
9 Return on equity is calculated as annualized income before income taxes of fiscal 2009 divided by average allocated equity for fiscal 2009 (€ 1.175 billion).

Reports Supervisory Board / Managing Board

Corporate Governance

Contents Book II

Management's discussion and analysis

Consolidated Financial Statements

Additional information



Dear Shareholders,

Fiscal 2009 was marked by the impact of the global financial and economic crisis. Despite the adverse conditions, we can look back on a successful fiscal year. The timely cost-cutting measures adopted by the Managing Board and the Company's new structure have proven their worth.

In fiscal 2009, the Supervisory Board performed the duties assigned to it by law, the Siemens Articles of Association and the Bylaws for the Supervisory Board. We regularly advised the Managing Board on the management of the Company and monitored the Managing Board's activities. We were directly involved in all major decisions regarding the Company. In written and oral reports, the Managing Board regularly provided us with timely and comprehensive information on Company planning and business operations as well as on the strategic development and current state of the Company. Deviations from business plans were explained to us in detail. Together with the Managing Board, we determined the Company's strategic orientation. On the basis of reports submitted by the Managing Board, we discussed in detail all business transactions of major significance to the Company. The proposals made by the Managing Board were approved after detailed examination and discussion. We held a total of six regular meetings and two extraordinary meetings. When necessary, we voted on proposals using a notational, or written, voting process.

In my capacity as Chairman of the Supervisory Board, I was in regular contact with the Managing Board between Supervisory Board meetings and was kept up-to-date on the Company's current business situation and key business transactions. At separate strategy meetings, I discussed with the Managing Board the perspectives and future orientation of the Company's individual businesses.

Work in the Supervisory Board committees

To enhance the efficiency of its work, the Supervisory Board has set up a total of six committees to prepare the proposals for the Supervisory Board as well as the issues to be dealt with at the Board's plenary meetings. The decision-making powers of the Supervisory Board are delegated to these committees where legally permissible. The chairmen of the committees report to the Supervisory Board on the committees' work at subsequent Board meetings. The composition of the individual Supervisory Board committees and the number of committee meetings and decisions are shown on pages 214 ff. of Book II of this Annual Report.

The Chairman's Committee met five times in fiscal 2009. Between meetings, I also discussed topics of particular importance to the Company with the members of the Chairman's Committee. The Chairman's Committee dealt with corporate governance principles and with various personnel topics.

The Mediation Committee was not required to meet in fiscal 2009. The Finance and Investment Committee met three times, focusing on the development of the company's medium-term strategy and on preparations for the Supervisory Board's decision on the Company budget for fiscal 2010. In addition, seven decisions were made using the notational voting process, and the Committee approved the sale of the residential real estate managed by Siemens Wohnungsbaugesellschaft and of the Company's stake in the Fujitsu Siemens Computers (FSC) joint venture.

The Audit Committee met six times. Together with the independent auditors, the President and Chief Executive Officer, the Chief Financial Officer and the General Counsel, the Audit Committee discussed the Annual Financial Statements and management's discussion and analysis (MD&A) for Siemens AG and the Consolidated Financial Statements and the consolidated MD&A for Siemens worldwide, the proposal for the appropriation of net income and the Annual Report on Form 20-F for the U.S. Securities and Exchange Commission (SEC). In addition, the Audit Committee made a recommendation to the Supervisory Board for the Supervisory Board's proposal to the Annual Shareholders' Meeting concerning the election of the independent auditors.

The Audit Committee gave in-depth consideration to the appointment of the independent auditors for fiscal 2009 and the transition to the new auditors, Ernst & Young GmbH Wirtschafts-prüfungsgesellschaft, Stuttgart (formerly Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft). The Committee will continue to be responsible for monitoring the auditors' independence and qualifications as well as the additional services they perform, determining their fee and examining the Company's quarterly reports and the half-year financial report. The Audit Committee also dealt with the Company's financial reporting process and risk management system and with the effectiveness, resources and findings of the internal financial audit as well as with reports concerning potential and pending legal disputes. In addition, the Audit Committee focused on Company compliance with the provisions of Section 404 of the Sarbanes-Oxley Act (SOA) and on the internal audit of the effectiveness of the anti-corruption compliance program. Furthermore, separate meetings were held with the independent auditors and the head of the Company's internal audit.

The Compliance Committee met six times in fiscal 2009. At its meetings, the Committee discussed the quarterly reports submitted by the Chief Compliance Officer as well as the claims for damages against former members of the Managing Board.

Topics at the plenary meetings of the Supervisory Board

Regular topics of discussion at the Supervisory Board's plenary meetings were revenue, profit and employment development at Siemens AG, at Siemens' Sectors and at Siemens worldwide as well as the Company's financial situation and its major investment and divestment projects. The Managing Board reported regularly and comprehensively on Company planning and the strategic development, business operations and current state of the Company. The Supervisory Board was regularly informed about the development and effects of the economic crisis.

At our meeting on November 12, 2008, we discussed the key financial figures for fiscal 2008 and approved the budget for fiscal 2009. In addition, we discussed the provision of approximately €1 billion made in the 2008 Annual Financial Statements related to the settlement being sought with authorities in Germany and the U.S. At this meeting, we also appointed Barbara Kux to the Managing Board of Siemens AG. She was assigned responsibility for supply chain management in the Company and named Chief Sustainability Officer. In this connection, the assignment of responsibilities within the Managing Board was reorganized.

At our meeting on November 28, 2008, we primarily discussed the financial statements and MD&A for Siemens AG and Siemens worldwide as of September 30, 2008 as well as the agenda for the Annual Shareholders' Meeting on January 27, 2009. We also discussed the Annual Report

2008 – in particular, its Corporate Governance report and Declaration of Conformity with the German Corporate Governance Code. In addition, the Supervisory Board decided to propose to the Annual Shareholders' Meeting that Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart (formerly Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft) be elected independent auditors for fiscal 2009. The Supervisory Board also approved Jim Reid-Anderson's resignation from the Managing Board prior to the expiration of his appointment.

At an extraordinary meeting on December 15, 2008, the Supervisory Board discussed the termination of legal proceedings against Siemens AG in Germany and the U.S. in connection with the Company's alleged bribery of public officials. The final settlement reflected the explicit recognition on the part of U.S. prosecutors and the U.S. Securities and Exchange Commission (SEC) of Siemens' "extraordinary cooperation" and of its new and comprehensive compliance program and extensive remediation efforts. On this basis, the lead agency for U.S. federal government contracts, the Defense Logistics Agency (DLA), issued a formal statement confirming that Siemens would remain a reliable partner for U.S. government business.

At an extraordinary meeting on January 26, 2009, we discussed the Company's withdrawal from the Areva NP joint venture and decided to terminate the shareholder's agreement within the contractually stipulated timeframe – that is, no later than January 30, 2012 – and to sell the Company's shares to majority shareholder Areva S.A. by exercising a put option.

At our meeting on January 27, 2009, immediately following the Annual Shareholders' Meeting, the following personnel changes were made on the Supervisory Board and its committees due to the resignation of Ralf Heckmann from the Supervisory Board. Berthold Huber was elected First Deputy Chairman of the Supervisory Board. Lothar Adler, in addition to his membership on the Finance and Investment Committee, was elected to the Chairman's Committee and to the Compliance and Mediation Committee. Birgit Steinborn was elected to the Audit Committee. And Hans-Jürgen Hartung was appointed to the Supervisory Board by court order.

At our meeting on April 28, 2009, the Managing Board reported on the Company's business and financial position at the end of the second quarter. Jean-Louis Beffa and Werner Mönius were elected additional members of the Finance and Investment Committee. The Bylaws for the Supervisory Board were amended at the same time. Bettina Haller was elected to succeed Heinz Hawreliuk on the Audit Committee. Sibylle Wankel was elected to the Compliance Committee. The Bylaws for the Compliance Committee were also amended.

At our meeting on July 29, 2009, we dealt with the Company's business and financial position at the end of the third quarter as well as with the status of compliance-related measures. In addition, the Managing Board informed us about the opportunities presented by economic stimulus programs, about the Company's innovation strategy and about future plans in the field of nuclear power. The Supervisory Board also discussed new legal regulations – in particular, those concerning Managing Board remuneration.

At our meeting on September 23, 2009, the Managing Board provided an overview of the state of the Company. At the meeting, the Supervisory Board approved the fiscal 2010 budget, and the Healthcare Sector reported on the current status of its business. In addition, the Bylaws for the Supervisory Board, the Chairman's Committee and the Audit Committee were amended to reflect new legal regulations. We also met in executive session, in which only members of the Supervisory Board participated, to discuss the efficiency review of Supervisory Board operations. Furthermore, we approved the agreement with the Company's directors and officers (D&O) insurers to limit liability coverage to €100 million. We also approved the preliminary agreements with former Managing Board members Edward G. Krubasik, Rudi Lamprecht and Klaus Wucherer to settle Company claims. To avoid possible conflicts of interest, Michael Diekmann, who is CEO of the lead member company of the insurance consortium in question, did not participate in the discussion or the voting on liability coverage.

Corporate Governance Code

The Supervisory Board concerned itself with the provisions of the German Corporate Governance Code. Information on corporate governance at the Company and a detailed report on the level and structure of the remuneration paid to the members of the Supervisory and Managing Boards is provided on pages 16 ff. and 28 ff. of Book II of this Annual Report. At their meetings on September 16 and 23, 2009, the Managing and Supervisory Boards issued an unconditional Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act (Aktiengesetz) and made it available to shareholders on the Company's website. Siemens AG complies with all the recommendations of the current version of the German Corporate Governance Code and will continue to comply with these recommendations in the future.

Detailed discussion of the financial statements

Our independent auditors – Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft – audited the Annual Financial Statements of Siemens AG and the related MD&A as well as the Consolidated Financial Statements and consolidated MD&A for the year ended September 30, 2009 in accordance with the requirements of the German Commercial Code (HGB) and approved them without qualification. The Consolidated Financial Statements and the consolidated MD&A were prepared in accordance with Section 315a of the HGB, using the international accounting standards IFRS, as required in the European Union. Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft's audit was conducted in accordance with generally accepted German standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW) and the International Standards on Auditing (ISA). The above-mentioned documents as well as the Managing Board's proposal for the appropriation of net income were submitted to us by the Managing Board in a timely manner. The Audit Committee discussed these documents in detail on December 1, 2009. The audit reports prepared by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft were presented to all members of the Supervisory Board, and we reviewed them comprehensively at our meeting on December 2, 2009 in the presence of the independent auditors, who reported on the main findings of their audit. The independent auditors also reported that there were no major weaknesses in the Company's internal audit or risk management systems. At this meeting, the Managing Board explained the Annual and Consolidated Financial Statements as well as the Company's risk management system. The independent auditors also discussed the scope, focal points and costs of the audit.

We concur with the results of the audit. Following the definitive findings of the examination by the Audit Committee and our own examination, we have raised no objections. In view of our approval, the financial statements prepared by the Managing Board are accepted as submitted. We endorse the Managing Board's proposal that the net income available for distribution be used to pay out a dividend of €1.60 per share entitled to a dividend and that the amount attributable to shares of stock of Siemens AG held in treasury by the Company as of the date, as well as attributable to treasury stock retired by the date, of the Annual Shareholders' Meeting be carried forward.

Changes in the composition of the Supervisory and Managing Boards

Following the conclusion of the Annual Shareholders' Meeting on January 27, 2009, Ralf Heckmann, First Deputy Chairman of the Supervisory Board, resigned from the Supervisory Board. A member of the Supervisory Board since 1998, Mr. Heckmann had served as First Deputy Chairman since 2002. The Supervisory Board subsequently elected Berthold Huber as his successor. Hans-Jürgen Hartung was appointed to the Supervisory Board by court order. Heinz Hawreliuk retired from the Supervisory Board on March 31, 2009, and Sibylle Wankel replaced him as a substitute member. The Supervisory Board would like to thank Mr. Heckmann and Mr. Hawreliuk for their constructive and informed contributions and many years of loyal support.

Effective November 17, 2008, the Supervisory Board appointed Barbara Kux to the Managing Board. She was assigned responsibility for supply chain management in the Company and also named Chief Sustainability Officer. Jim Reid-Anderson left the Company at his own request, effective November 30, 2008. Effective December 1, 2008, Hermann Requardt was appointed CEO of the Healthcare Sector. Mr. Requardt will continue to serve as head of the Corporate Technology Department.

The Supervisory Board would like to thank the members of the Managing Board as well as the employees and employee representatives of all Siemens companies for their work. Together, they made fiscal 2009 another successful year for Siemens.

For the Supervisory Board

Gerhard Cromme

Dr. Gerhard Cromme
Chairman
Berlin and Munich, December 2, 2009



Dear Shareholders,

In fiscal 2009, the financial markets and the entire global economy plummeted, hit by the worst crisis of the post-war era. Confidence in the markets was profoundly shaken, and the fallout has been dramatic. Although there are now signs that the situation is gradually stabilizing, it's still too early to say when the global economy will be back on its feet.

One thing is clear: the current crisis has transformed the world and the environment in which we do business. The role of the state, in particular, has changed. I have great admiration for the decisiveness that governments and parliaments all over the world exhibited in preventing the situation from worsening. The stimulus programs they launched worldwide kept markets from collapsing. Applying the lessons learned from the crisis, governments have now begun to revise the regulatory framework in which markets operate. However, there is a real danger that the enhanced role of the state will open the door to isolationism and protectionism. We don't yet know to what extent policymakers will be able to avoid this pitfall.

One thing we've learned from the crisis is that a quick fix is no substitute for sustainable action. This apparently simple truth was ignored too often by too many players. Today, it's obvious: when sustainability is disregarded, responsibility falls by the wayside, trust is destroyed, economies are weakened and people suffer.

Siemens stands for sustainability. Long before sustainability became a household word, our company's founder, Werner von Siemens, announced: "I won't sell the future of my company for a quick profit." This has been the guiding principle at our Company ever since its founding. And it's a legacy we feel bound to uphold. The success of our long-term approach has also gained recognition outside the Company. We're very pleased to have captured the No. 1 position in the Diversified Industrials sector of the Dow Jones Sustainability Index – the most widely used yard-stick for sustainable business activity.

We're relieved that the German and U.S. authorities investigating the allegations of bribery against Siemens have concluded their proceedings, and we're proud that the Company is now an international benchmark in the area of compliance. For us, these developments are both a confirmation of our efforts and an incentive to remain vigilant, professional and highly focused in all our activities.

Business development in fiscal 2009

In fiscal 2009, new orders were 16 percent below the record level of fiscal 2008. Revenue, at €76.7 billion, declined by only one percent, remaining near the fiscal 2008 level. Total Sectors profit, at €7.5 billion, substantially exceeded the fiscal 2008 figure. At €2.5 billion, net income from continuing activities was 32 percent higher than for fiscal 2008, while undiluted earnings per share climbed 36 percent, to €2.60. A large part of this success is attributable to reductions in our sales, general and administrative (SG&A) costs. A year earlier than planned, we've already reached our target of slashing these costs by €1.2 billion compared to fiscal 2007.

Poised for the challenges ahead

As we embark on fiscal 2010, we're well-equipped to master the challenges that lie ahead. First of all, we'll have to continue proving our mettle in an environment that remains difficult. As a company geared primarily to the later stages of the business cycle, we've been hit relatively late by the recession. This, in turn, means that some of our long-cycle businesses are not likely to feel the repercussions of the crisis until fiscal 2010. Nevertheless, we're convinced that government stimulus programs will help offset a decline in business with our private-sector customers.

New global economic parameters

The financial crisis has not only brought to light some undesirable developments; it's also accelerating the ongoing structural transformation of the global economic order – in two key respects:

First, we're experiencing a shift in the global balance of economic power. The world's emerging countries will be the growth regions of the future, even more so than in the past. This applies particularly to the BRIC countries – Brazil, Russia, India and China – and the countries of the Middle East. Experts are predicting that these countries will account for half of all global economic growth in the years to come. At the same time, it's unclear when Europe's economies will again be able to match the strong growth rates of the pre-crisis years.

Second, governments worldwide are strongly committed to achieving a balance among the three key components of sustainability: environmental stewardship, economic development and social responsibility. This commitment is articulated in the statements signed by the leaders of the industrialized countries at this year's G20 summits in London and Pittsburgh. Acting on their resolve, heads of state and government leaders have now initiated investments in environmentally compatible, energy-efficient green infrastructures.

The crisis as an opportunity

The crisis and the measures taken to overcome it are bringing us not only tremendous challenges but also major opportunities. As an integrated technology company with outstanding infrastructure know-how, we're a highly regarded partner worldwide when it comes to enhancing the energy efficiency and environmental compatibility of infrastructures. Enormous long-term growth prospects are also opening up for us in these fields. Energy-efficient, ecofriendly products and solutions that help mitigate climate change are the growth drivers in our markets. Today, we're already the world's leading provider of green technologies. In fiscal 2009, we sold ecofriendly products and solutions worth €23 billion – more than any other company in the world. For 2011, our target is to generate €25 billion in this segment with our Environmental Portfolio.

We also have excellent business prospects in the emerging countries. Our Company has been doing business in most of these countries for many decades and in the BRIC countries for over 100 years. We're a well-respected business partner in these regions. We know the people, and we're familiar with their cultures. We understand the challenges facing our local customers, and we have the solutions they need.

The fast-growing middle-market segments in the BRIC countries also offer tremendous business potential for us. However, to realize this potential, we'll have to redouble our efforts to drive the development of products and solutions tailored to these segments. And this means sharpening our focus on core functionalities and on products that are extremely robust, user-friendly and reasonably priced. The challenges involved in penetrating such markets are considerable. But we're meeting them with the same perseverance and commitment to reliability and quality that have already made our Company a leading player in high-end markets.

Siemens in fiscal 2010

Against the backdrop of a relentlessly challenging market environment, we anticipate a downturn in revenue in fiscal 2010 in the mid-single-digit range – a considerably smaller decline than the double-digit drop posted in fiscal 2009. We aim to generate a total Sectors profit of between €6 billion and €6.5 billion and expect profit from continuing operations to increase some 20 percent compared to fiscal 2009. Despite the global economic challenges, we intend to continue investing heavily in research and development in order to further expand our leading market and technology positions and strengthen the foundation for our profitable, long-term post-crisis growth.

Having left the burdens of the past behind, we're now looking ahead to fiscal 2010 and the years beyond with determination and self-confidence. Thanks to our outstanding innovative strength, our global presence and, above all, our highly committed and motivated people, we have everything on board that we need to be a leader in the infrastructure markets of tomorrow.

Peter Löscher
President and Chief Executive Officer
Siemens AG

Corporate Governance report

Siemens fully complies with the recommendations of the German Corporate Governance Code (the "Code"), which was first issued in 2002 and later expanded, most recently in June 2009.

The Managing Board and the Supervisory Board of Siemens AG, respectively, discussed compliance with the recommendations of the Code, in particular with regard to the amendments of June 18, 2009. Based on these deliberations, the Boards approved the Declaration of Conformity (with the Code) which is set forth below (page 23), posted on our website and updated as necessary. Siemens voluntarily complies with the Code's non-obligatory suggestions.

Our listing on the New York Stock Exchange ("NYSE") subjects us to certain U.S. capital market laws (including the Sarbanes-Oxley Act ("SOA")) and the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the NYSE. To facilitate our compliance with the SOA, we have, among other things, established a Disclosure Committee, comprising the heads of Corporate Units, which is responsible for reviewing certain financial and non-financial information and advising our Managing Board in its decision-making about disclosure. We have also introduced procedures that require the management of our Sectors, our Cross-Sector Businesses and our subsidiaries to certify various matters, providing a basis on which our CEO and CFO certify our financial statements to the SEC. Consistent with the requirements of the SOA, we have also implemented procedures for handling accounting complaints and a Code of Ethics for Financial Matters.

MANAGEMENT AND CONTROL STRUCTURE:

The Supervisory Board

As a German stock corporation, Siemens is subject to German corporate law and has a two-tier management and oversight structure, consisting of a Managing Board and a Supervisory Board. The German Codetermination Act (Mitbestimmungsgesetz) requires that the Company's shareholders and its employees each select one-half of the Supervisory Board's members.

According to the Bylaws for the Supervisory Board, the shareholder representatives on the Supervisory Board must be independent. Some Supervisory Board members hold, or held in the past year, high-ranking positions at other companies with which Siemens does business; nevertheless, our sales and purchases of products and/or services to or from such companies are transacted on an arm's length basis. We believe that these dealings do not compromise the independence of the relevant Supervisory Board members.

The Supervisory Board oversees and advises the Managing Board in its management of the Company's business. At regular intervals, it discusses business development, planning, strategy and implementation. It also discusses Siemens' quarterly and half-yearly reports and approves the annual standalone financial statements of Siemens AG as well as the Consolidated Financial Statements of Siemens, taking into account both the audit reports issued by the independent auditors thereon and the results of the review conducted by the Audit Committee. In addition, it is responsible for monitoring the Company's adherence to provisions of law, official regulations and internal Company policies (compliance); the Compliance Committee performs the compliance duties assigned to it by a decision of the Supervisory Board and by the Bylaws for the Compliance Committee. In addition, the Supervisory Board appoints the members of the Managing Board and determines each member's duties. Important Managing Board decisions – such as major acquisitions, divestments and financial measures – require Supervisory Board approval, unless the Bylaws for the Supervisory Board specify that such approval is given by the Finance and Investment Committee instead. In the Bylaws for the Managing Board, the Supervisory Board has established rules that govern the work of the Managing Board, in particular the allocation of duties among individual Managing Board members, matters reserved for the Managing Board as a whole, and the required majority for Managing Board decisions.

The Supervisory Board's Bylaws provide for the establishment of committees – currently six – whose duties, responsibilities and procedures fulfill the requirements of the Code, reflect applicable SOA requirements and incorporate applicable NYSE rules, as well as certain NYSE rules not mandatorily applicable to Siemens AG. Each committee's chairman provides the Supervisory Board with regular reports regarding the activities of the relevant committee.

The Chairman's Committee comprises the Chairman and Deputy Chairmen of the Supervisory Board as well as one further member to be elected by the Supervisory Board and performs the collective tasks of a nominating, compensation and corporate governance committee to the extent that these tasks are not performed by the Nominating Committee or, as required by German law, to be performed by the Supervisory Board in full session. In particular, it makes proposals regarding the appointment of Managing Board members, handles contracts with members of the Managing Board and prepares resolutions for the Supervisory Board in full session with respect to the compensation of the members of the Managing Board and the review of the Managing Board compensation system.

The Audit Committee comprises the Chairman of the Supervisory Board, two of the Supervisory Board's shareholder representatives and three of the Supervisory Board's employee representatives. As required by German law, the Audit Committee must include at least one independent member of the Supervisory Board who has knowledge and experience in the application of accounting principles or the auditing of financial statements. The Audit Committee oversees the accounting process. Together with the independent auditors, it also reviews the Company's financial statements prepared quarterly, half-yearly and annually by the Managing Board. On the basis of the independent auditors' report on the annual financial statements, the Audit Committee makes a recommendation to the Supervisory Board whether or not it should approve those financial statements. It concerns itself with the company's risk monitoring system and oversees the effectiveness of the internal control system, in particular as it relates to financial reporting, the risk management system and the internal audit system. The internal corporate audit unit reports regularly to the Audit Committee. In addition, the Audit Committee monitors the independent audit of financial statements, in particular the independence and qualifications of the independent auditors as well as the independent auditors' services, and performs the other functions assigned to it under the SOA.

The Compliance Committee, which was established in April 2007, comprises the Chairman of the Supervisory Board, two of the Supervisory Board's shareholder representatives and three of the Supervisory Board's employee representatives. The Compliance Committee monitors the Company's adherence to statutory provisions, official regulations and internal Company policies.

The Nominating Committee, which comprises the Chairman of the Supervisory Board and two shareholder representatives, is responsible for making recommendations to the Supervisory Board's shareholder representatives on the shareholder candidates for election to the Supervisory Board by the Annual Shareholders' Meeting.

The Mediation Committee, comprising the Chairman of the Supervisory Board, the First Deputy Chairman (who is elected in accordance with the German Codetermination Act), one of the Supervisory Board's shareholder representatives and one of the Supervisory Board's employee representatives, submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Managing Board member.

The Finance and Investment Committee comprises the Chairman of the Supervisory Board, three of the Supervisory Board's shareholder representatives and four of the Supervisory Board's employee representatives. It shall – based on the company's overall strategy, which is the focus of an annual strategy meeting of the Supervisory Board – prepare discussions and resolutions of the Supervisory Board on questions relating to the financial situation and structure of the Company as well as on fixed assets and financial investments. In addition, the approval of the Finance and Investment Committee – rather than that of the Supervisory Board – is required for transactions and measures for which approval is required but whose value is below the amount of €600 million. The Finance and Investment Committee also exercises the rights of the Supervisory Board pursuant to § 32 of the German Codetermination Act – namely, to make decisions regarding the exercise of ownership rights resulting from interests in other companies. § 32 (1) sentence 2 of the German Codetermination Act sets forth that decisions made by the Finance and Investment Committee pursuant to § 32 of the German Codetermination Act only require the votes of the shareholder representatives.

The Managing Board

The Managing Board, as the Company's top management body, is committed to serving the interests of the Company and achieving sustainable growth in Company value. The members of the Managing Board are jointly responsible for the entire management of the Company and decide on the basic issues of business policy and corporate strategy as well as on the annual and multi-year planning.

The Managing Board prepares the Company's quarterly and half-yearly reports, the annual stand-alone financial statements of Siemens AG and the Consolidated Financial Statements of Siemens. In addition, the Managing Board is responsible for overseeing compliance by the Company with all applicable provisions of law and official regulations and the Company's internal policies and works to achieve compliance with these provisions and policies within the Siemens group (compliance). Further comprehensive information on the Compliance Program and related activities in fiscal 2009 is available on pages 24 (Compliance report) and 59. The Managing Board cooperates closely with the Supervisory Board, informing it regularly, promptly and fully on all issues related to Company strategy and strategy implementation, planning, business development, financial position, earnings, compliance and risks.

Share ownership

As of October 13, 2009, the current Managing Board members held a total of 286,998 (2008: 382,903) Siemens shares as well as stock options on Siemens shares, representing 0.03 (2008: 0.04) percent of the capital stock of Siemens AG.

As of the same day, the current members of the Supervisory Board held a total of 3,711 (2008: 5,492) Siemens shares as well as stock options on Siemens shares, representing 0.00013 (2008: 0.0006) percent of the capital stock of Siemens AG. These figures do not include 10,805,913 (2008: 8,895,939) shares, or 1.18 (2008: 0.97) percent of the capital stock, over which the von Siemens-Vermögensverwaltung GmbH ("vSV"), a German limited liability company, has voting control under powers of attorney based on an agreement between – among others – members of the Siemens family, including Mr. Gerd von Brandenstein, and vSV. These shares are voted together by vSV based on proposals by a committee representing members of the Siemens family. Mr. Gerd von Brandenstein is the current chairman of the executive committee and has a casting vote in case of a deadlock.

The individual share ownership of each Managing Board member as of October 13, 2009 is as follows:

Name	Security	Number of Securities
Peter Löscher	Siemens share	100,000
Wolfgang Dehen	Siemens share	16,110
Heinrich Hiesinger	Siemens share	12,264
Joe Kaeser	Siemens share	21,951
Barbara Kux	Siemens share	4,100
Hermann Requardt	Siemens share	10,619
Siegfried Russwurm	Siemens share	18,216
Peter Y. Solmssen	Siemens share	30,653

Pursuant to § 15a of the German Securities Trading Act (WpHG), members of the Managing and Supervisory Boards are required to disclose purchases or sales of shares of Siemens AG or financial instruments based on such shares if the total amount of the transactions of a board member and any closely associated person is at least €5,000 during any calendar year.

The following transactions were executed in fiscal 2009 and reported to Siemens:

Date of transaction	First and family name	Function/ Status	Form and place of transaction	Financial instrument and ISIN	Number of shares	Share price	Total amount	Comment
12/17/2008	Wolfgang Dehen	Member of Managing Board	Buy of shares Xetra	Siemens share DE0007236101	2,500	€48.79	€121,975.00	Regular buy of Siemens shares
12/17/2008	Joe Kaeser	Member of Managing Board	Buy of shares ex-pit	Siemens share DE0007236101	18	€22.00	€396.00	Buy of Siemens shares in line with Siemens' basic share program 2009 at a preferential price
12/17/2008	Joe Kaeser	Member of Managing Board	Buy of shares ex-pit	Siemens share DE0007236101	11,547	€42.00	€484,974.00	Buy of Siemens shares in line with Siemens' Share Matching Plan 2009
12/17/2008	Hermann Requardt	Member of Managing Board	Buy of shares ex-pit	Siemens share DE0007236101	18	€22.00	€396.00	Buy of Siemens shares in line with Siemens' basic share program 2009 at a preferential price
12/17/2008	Hermann Requardt	Member of Managing Board	Buy of shares ex-pit	Siemens share DE0007236101	9,666	€42.00	€405,972.00	Buy of Siemens shares in line with Siemens' Share Matching Plan 2009
12/16/2008	Barbara Kux	Member of Managing Board	Buy of shares Xetra	Siemens share DE0007236101	4,100	€48.32	€198,112.00	Regular buy of Siemens shares
12/16/2008	Heinrich Hiesinger	Member of Managing Board	Sale of shares Frankfurt	Siemens share DE0007236101	3,110	€47.73	€148,440.30	Regular sale of Siemens shares
12/16/2008	Heinrich Hiesinger	Member of Managing Board	Buy of shares ex-pit	Siemens share DE0007236101	18	€22.00	€396.00	Buy of Siemens shares in line with Siemens' basic share program 2009 at a preferential price
12/16/2008	Heinrich Hiesinger	Member of Managing Board	Buy of shares ex-pit	Siemens share DE0007236101	11,268	€42.00	€473,256.00	Buy of Siemens shares in line with Siemens' Share Matching Plan 2009
12/16/2008	Peter Y. Solmssen	Member of Managing Board	Buy of shares ex-pit	Siemens share DE0007236101	18	€22.00	€396.00	Buy of Siemens shares in line with Siemens' basic share program 2009 at a preferential price
12/16/2008	Peter Y. Solmssen	Member of Managing Board	Buy of shares ex-pit	Siemens share DE0007236101	18,135	€42.00	€761,670.00	Buy of Siemens shares in line with Siemens' Share Matching Plan 2009
12/11/2008	Wolfgang Dehen	Member of Managing Board	Sale of shares Xetra	Siemens share DE0007236101	2,500	€49.37	€123,425.00	Regular sale of Siemens shares
11/28/2008	Wolfgang Dehen	Member of Managing Board	Buy of shares ex-pit	Siemens share DE0007236101	18	€22.00	€396.00	Buy of Siemens shares in line with Siemens' basic share program 2009 at a preferential price
11/28/2008	Wolfgang Dehen	Member of Managing Board	Buy of shares ex-pit	Siemens share DE0007236101	12,402	€42.00	€520,884.00	Buy of Siemens shares in line with Siemens' Share Matching Plan 2009
11/26/2008	Hermann Requardt	Member of Managing Board	Sale of shares Xetra	Siemens share DE0007236101	4,500	€47.83	€215,235.00	Regular sale of Siemens shares
11/21/2008	Siegfried Russwurm	Member of Managing Board	Buy of shares ex-pit	Siemens share DE0007236101	18	€22.00	€396.00	Buy of Siemens shares in line with Siemens' basic share program 2009 at a preferential price
11/21/2008	Siegfried Russwurm	Member of Managing Board	Buy of shares ex-pit	Siemens share DE0007236101	14,760	€42.00	€619,920.00	Buy of Siemens shares in line with Siemens' Share Matching Plan 2009

These transactions were duly published on the Company's Internet website at www.siemens.com/directors-dealings.

Shareholder relations

Four times a year, Siemens AG reports to its shareholders regarding its business development, financial position and earnings. An ordinary Annual Shareholders' Meeting normally takes place within the first four months of each fiscal year. The Managing Board facilitates shareholder participation in the meeting through electronic communications – in particular the Internet – and enables shareholders who are unable to attend the meeting to vote by proxy.

Among other things, the Annual Shareholders' Meeting decides on the appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company's capital stock are approved exclusively at the Annual Shareholders' Meeting and are implemented by the Managing Board. Shareholders may submit counterproposals to the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders' Meeting. Shareholders owning Siemens stock with an aggregate notional value of €100,000 or more may also demand the appointment of special auditors to examine specific issues.

As part of our investor relations activities, the CEO, the CFO and other members of the Managing Board and individual members of the Sectors' and Cross-Sector Businesses' managements meet regularly with analysts and institutional investors. We hold a conference for analysts at least once a year, as well as telephone conferences with analysts upon the publication of our quarterly results.

Corporate Governance guidelines

Our Articles of Association, the Bylaws for the Supervisory Board and those of its most important committees, the Bylaws for the Managing Board, all declarations of conformity, the report on our fulfillment of the requirements of the Code, and various other documents pertaining to our corporate governance may be found on our Internet website at www.siemens.com/corporate-governance.

Significant differences between Siemens' corporate governance and NYSE Corporate Governance Standards

Companies listed on the NYSE are subject to the Corporate Governance Standards of Section 303A ("NYSE Standards") of the NYSE Listed Company Manual. Under the NYSE Standards, Siemens AG, as a foreign private issuer, is permitted to follow its home-country corporate governance practices in lieu of the NYSE Standards, except that it is required to comply with the NYSE Standards relating to the having of an audit committee (comprised of members who are "independent" under the SOA) and to certain NYSE notification obligations. In addition, the NYSE Standards require that foreign private issuers disclose any significant ways in which their corporate governance practices differ from those required of U.S. domestic companies under the NYSE Standards.

As a company incorporated in Germany, Siemens AG has to primarily comply with the German Stock Corporation Act and the German Codetermination Act and follows the recommendations of the German Corporate Governance Code. Furthermore, Siemens complies with applicable rules and regulations of the markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers.

The significant differences between our governance practices and those of U.S. domestic NYSE issuers are as follows:

Two-tier board

The German Stock Corporation Act requires Siemens AG to have a two-tier board structure consisting of a Managing Board and a Supervisory Board. The two-tier system provides a strict separation of management and supervision. Roles and responsibilities of each of the two boards are clearly defined by law. The composition of the Supervisory Board is determined in accordance with the German Codetermination Act, which requires that one-half of the required 20 Supervisory Board members must be elected by our domestic employees. In the event of a tie vote at the Supervisory Board, the Chairman of the Supervisory Board is entitled to cast a deciding vote.

Independence

In contrast to the NYSE Standards, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. German law only requires that the Audit Committee must include at least one independent member of the Supervisory Board who has knowledge and experience in the application of accounting principles or the auditing of financial statements.

At the same time, the Bylaws for Siemens' Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board's advice and supervision. Furthermore, the members of the Supervisory and Managing Boards are strictly independent of one another; a member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision-making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with Siemens, unless approved by the Supervisory Board.

Committees

In contrast to the NYSE Standards, which require the creation of several specified board committees, composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities, the Supervisory Board of Siemens AG has combined the functions of a nominating, compensation and corporate governance committee substantially in the Chairman's Committee and has delegated part of the remaining functions to the Nominating Committee. Nevertheless, certain responsibilities, e.g. determination of the compensation of the members of the Managing Board, have not been delegated to a committee because German law requires the Supervisory Board to perform the function in full session. Both the Audit Committee and the Chairman's Committee have written bylaws – adopted by the Supervisory Board based on the NYSE Standards – addressing their respective tasks and responsibilities.

The Audit Committee of Siemens AG is subject to the standards of the SOA and the Securities Exchange Act of 1934, as applicable to a foreign private issuer, and performs – in cooperation with the Compliance Committee established in April 2007 – functions similar to those of an audit committee subject to the full NYSE Standards. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders' meeting.

In addition, the Supervisory Board of Siemens AG has a Finance and Investment Committee and a Mediation Committee, the latter of which is required by German law. Neither of these two committees is required under the NYSE Standards.

Shareholder approval of equity compensation plans; stock repurchases

The NYSE Standards generally require U.S. domestic companies listed on the NYSE to obtain shareholder approval of all equity compensation plans (including stock option plans) and any material revisions to such plans. Similarly, our adoption of stock option plans and any material revisions thereto require the approval by our shareholders insofar as any issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval (which approval requires consideration of the key elements of the applicable option plan or relevant modifications). Similarly, under German law, share buybacks generally require the prior authorization by shareholders. Such approval was last given at our January 27, 2009 Annual Shareholders' Meeting, and this matter will generally be voted upon the expiration of each authorization.

Declaration of Conformity with the German Corporate Governance Code

At their meetings on September 16 and 23, 2009, respectively, the Managing Board and the Supervisory Board of Siemens AG approved the following Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act:

"Declaration of Conformity by the Managing Board and the Supervisory Board of Siemens Aktiengesellschaft with the German Corporate Governance Code

Siemens AG fully complies and will continue to comply with the recommendations of the German Corporate Governance Code ("Code") in the version of June 18, 2009, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette ("elektronischer Bundesanzeiger"). Since making its last Declaration of Conformity dated November 28, 2008, Siemens AG has fully complied with the recommendations of the Code in the version of June 6, 2008.

Berlin and Munich, October 1, 2009

Siemens Aktiengesellschaft

The Managing Board　　The Supervisory Board"

Compliance report

Siemens has been active in most countries around the world, often for many generations and always with the aim of becoming a partner of integrity within the societies and communities in which we operate. A vital prerequisite for this is compliance with applicable laws and in-house guidelines and regulations. In fiscal 2009, we continued to anchor compliance even more firmly into our business processes and into our corporate and management culture. We understand compliance as a fundamental component of integrity and as a keystone of sustainable management.

Compliance creates the potential for successful development of businesses and, furthermore, provides a sustainable economic and social framework. Eschewing corruption not only promotes fair competition, but also makes a decisive contribution to the development of economies and thus to the improvement of living conditions and personal development opportunities. We also support the fight against corruption outside Siemens.

Continuing high priority for compliance

On December 15, 2008, the investigations into non-compliance with anticorruption laws and accounting regulations against Siemens in Germany and the U.S. were terminated. Dr. Theo Waigel, Germany's Minister of Finance from 1989 to 1998, was contracted by the U.S. authorities to serve as Compliance Monitor and to report regularly over the coming years on the effectiveness of our compliance measures. The Company will support the Compliance Monitor in his work. In addition to further improving the effectiveness and efficiency of the Compliance Program, our support will be an important part of our efforts toward sustainability in our compliance measures. These also include continuing the intensive dialogue with stakeholders and our external commitment to combating corruption.

We strive for a shift from a rule-based to a value-based corporate culture, in which compliance with applicable laws and in-house guidelines and regulations is understood and lived as a core element of responsibility and integrity. Therefore, compliance continues to be a high-priority issue within the Company.

Development of the compliance organization

In fiscal 2009, there were around 600 employees in the Company-wide compliance organization. At the beginning of fiscal 2010, we adapted the supervision of the regional compliance organization to the changed corporate structure: responsibility for one or more Clusters now lies with nine so-called (Meta-) Cluster compliance officers, who report directly to the Chief Compliance Officer.

Our new compliance officers are required to participate in a four-day introductory program, which we continued to run systematically in fiscal 2009. The aim of a global compliance conference in Germany and regional compliance conferences in Asia, Europe, Latin America and the Middle East held in 2009 was to improve the exchange of Company-wide best-practice examples and to intensify dialogue within the Company.

To establish compliance even more firmly than before as a key pillar of our management and corporate culture, work in the compliance organization must be understood and managed as an important step in management careers. For this reason, we have developed a special Competency Management Program that is designed to systematically promote the employees within the compliance organization.

Compliance as a management task

Compliance responsibility rests with management. The compliance review process in the various businesses and Regions that was further expanded in fiscal 2009 involves not only quarterly reports to the Managing Board and the Supervisory Board, but also the discussion of important compliance issues as part of general management meetings and the development of improvement measures at all levels of the Siemens organization. This will help establish compliance as an integral and permanent element on the Company's management agenda.

Also with a view to strengthening management's compliance responsibility, compliance has been an integral part of the bonus system for top executives since 2008. The variable compensation of senior management for fiscal 2009 also includes a compliance component which, as in fiscal 2008, is based on the results of the worldwide employee compliance awareness survey, in addition to other criteria.

In June 2009, we conducted a second anonymous survey of approximately 90,000 randomly selected employees worldwide to once again assess their awareness of compliance and integrity issues and receive critical feedback. The survey response rate, at 47 percent, was up from last year's survey, which shows that these issues continue to have high priority among our employees. When analyzing this year's survey, we are able for the first time to determine and evaluate changes year-on-year. As in the fiscal 2008, we will use this year's survey results to identify specific opportunities for improvement. The management of the respective Company units will report on their implementation in compliance reviews.

Avoiding compliance risks

In January 2009, the Managing Board of Siemens AG adopted and brought into force the revised Business Conduct Guidelines. In the new Guidelines, we have significantly extended the rules for fighting corruption and ensuring fair competition and, among other things, amended the provisions relating to prevention of money laundering, dealing with trade controls and requirements for our suppliers. In addition, a pledge to comply with the ten principles of the UN Global Compact has been incorporated into the revised version of the Business Conduct Guidelines.

The introduction of the compliance control system focusing on the fight against corruption was completed in fiscal 2009. To further improve the compliance program and adjust it to guideline amendments, processes and new instruments, we have developed an extended Compliance Control Framework (CCF), also taking into account feedback from our employees resulting from the survey on compliance and from other sources.

In fiscal 2008, we integrated a component for the assessment of corruption risks into our IT-based LoA (Limits of Authority) process for approval of customer projects, in particular for public-sector customers, and in fiscal 2009 we adjusted the process to accommodate the organizational changes within the Company. From the introduction of the process to the end of fiscal 2009, more than 45,000 participants completed a web-based training program on the process. In fiscal 2009, we also promoted the use of a tool to check the integrity of business partners who act as intermediaries between Siemens and final customers *(Business Partner Compliance Due Diligence Tool)* by means of web-based and face-to-face training sessions. The tool was introduced at the end of July 2008.

In fiscal 2009, two new processes helped us to further develop our compliance framework and improve its handling: We integrated the existing rules regarding gifts, gratuities and hospitality into an IT-based process called the "Approve it" compliance help desk, which allows employees to personally check by means of a country-specific evaluation sheet whether approval is required or, in the event of complex issues, to request a review by the relevant compliance officer. Donations, memberships and sponsoring are now recorded, evaluated and approved Company-wide in accordance with clear and uniform compliance criteria, using a new, likewise electronic process.

Detecting and remedying abuses

In fiscal 2009, a total of 565 (2008: 539) incidents and concerns about possible improprieties were reported to the independent ombudsman and the "Tell us" compliance help desk, 439 (2008: 338) of which justified an initial suspicion that was pursued internally. Examinations by our Corporate Finance Audit unit produced additional findings.

In the year under review, we handled a total of 784 (2008: 909) compliance-related violations involving employees. The investigations of concerns about possible misconduct not only assist in addressing abuses but also help us identify and analyze possible deficits. The implementation of the required improvement measures is reviewed upon the close of each investigation.

Providing knowhow and experience

In fiscal 2009, we completed the Company-wide special anticorruption training program for key executives and other employees that had been started a year earlier. Since the beginning of the training program, around 140,000 employees have completed online training, while around 79,000 employees have been personally trained in the relevant functions in face-to-face training sessions. Employees new to these functions have been included in both types of training.

The web-based training in anticorruption and fair competition laws, for example, was mandatory for all employees who had signed a written commitment to abide by our Business Conduct Guidelines. The training aimed at increasing our employees' awareness of compliance risks and providing them with a basic understanding of compliance requirements. These also include important foreign laws and international agreements.

In September 2009, we started a new web-based training program to familiarize employees with the revised Siemens Business Conduct Guidelines: discussion of compliance challenges and fictitious case studies are designed to increase understanding of the new guidelines. This training course is mandatory for key executives and other employees authorized to sign. The program will be available in German, English and 14 other languages.

Since the second quarter of fiscal 2008, all employees working in so-called sensitive functions have been receiving hours of classroom training. This training program is mandatory for employees who are authorized to negotiate contracts with representatives or officials of governments, public authorities and state-owned enterprises, or who might influence such negotiations. The key objective here is to provide employees with a working knowledge of international anticorruption laws and regulations and the related Siemens guidelines. Local laws and regulations in the various Regions are also covered in this training program. In 2009, we started refresher courses for employees whose training dates back more than one year.

In addition, we have intensified in-house training of compliance trainers and introduced so-called train-the-trainer courses with certification. At the end of fiscal 2009, we developed the concept of advanced compliance officer training. This training is designed to equip experienced compliance officers with a deeper understanding of the expectations and requirements of external stakeholders and to provide them with best-practice examples and strategies for dealing with non-governmental organizations (NGOs), international organizations and associations. The new training courses were successfully tested as a pilot project in October 2009 and will be incorporated into the compliance training program.

Employees will receive assistance on specific questions from our "Ask us" help desk. For this purpose, we established a Company-wide network of experts to answer incoming inquiries. Since its launch in September 2007, the "Ask us" help desk has received more than 8,000 compliance-related inquiries from all parts of the Company. The evaluation of the inquiries gives us valuable information on how to shape our training courses and processes more effectively. With the "Improve it" compliance help desk that was newly introduced in the year under review, our employees can additionally help to improve the compliance program by adding their ideas and suggestions. A number of employee suggestions made through the "Improve it" help desk have already been implemented.

Commitment to collective action

Siemens, in cooperation with various international organizations, is committed to combating crime. Working together with international organizations and non-governmental organizations (NGOs) assists us in our effort to continuously improve our compliance program. In addition, Siemens has joined the collective action workgroup of the World Bank Institute (WBI). This workgroup helps ensure fair competition by eschewing corruption, thus contributing to enhanced economic and social development. Our cooperation with the UN Global Compact and the Partnering Against Corruption Initiative (PACI) of the World Economic Forum are other good examples of our activities in fiscal 2009. In June 2009, Siemens joined the International Business Leaders Forum (IBLF), which focuses, among other things, on joint efforts to combat corruption.

Favorable reception of our efforts

The effectiveness of our compliance measures has received approval and appreciation, both from within and from outside our Company. This is underscored by the Company's top rating in 2009 of 100 percent in the Dow Jones Sustainability Index (DJSI) for "Codes of Conduct/Compliance," reflecting a year-on-year improvement (2008: 93 percent). As in the previous year, we again received a rating of 100 percent for "Risk & Crisis Management". Following the changeover to the assessment category "Diversified Industrials," Siemens was able to immediately capture the No. 1 position. We consider the high rating of our compliance activities as a confirmation of our efforts to date, but above all as a commitment to the future.

Compensation report

This section outlines the principles used for determining the compensation of the Managing Board of Siemens AG and sets out the level and structure of Managing Board remuneration. In addition, this section describes the policies and levels of compensation paid to Supervisory Board members.

This section is based on the recommendations of the German Corporate Governance Code and comprises data in accordance with the requirements of the German Commercial Code (HGB) and the International Financial Reporting Standards (IFRS). The Compensation Report is an integral part of the Notes to Consolidated Financial Statements and thus part of the audited consolidated financial statements.

1. Managing Board remuneration

The German Act on the Appropriateness of Managing Board Remuneration (VorstAG) that came into effect on August 5, 2009, established new requirements with regard to the determination of the amount of compensation to be paid to Managing Board members. The legislators' aim is to implement incentives through Managing Board remuneration that promote sustainable and long-term oriented business development. This aim is in line with the principles which underlie the system of Managing Board compensation at Siemens. When determining the remuneration, the provisions of the German Stock Corporation Act (AktG) and the German Corporate Governance Code are given due attention.

Siemens reviews the remuneration system for its Managing Board annually on the basis of external market comparisons. At the same time, an assessment is made to determine whether the system is consistent with market practice. Based on these comparisons, the stock-based compensation was gradually raised to market level in fiscal years 2006 through 2008 (2006: €500,000; 2007: €750,000; 2008: €1,000,000).

In 2008, the Managing Board remuneration system was fundamentally redesigned and aligned with the aim of ensuring long-term sustainability. The introduction of Share Ownership Guidelines applicable worldwide within the Siemens group is an important element of the new system. The members of the Managing Board have undertaken voluntarily to comply with these Guidelines. Under the Guidelines, the members of the Managing Board are required to hold an interest in the Company over the entire period of their membership on the Managing Board equal to a multiple of their base salary (300 percent in the case of the President and CEO, 200 percent in the case of Managing Board members) as an incentive for long-term service. Evidence of required amounts held in Siemens shares must first be provided in March 2012 and thereafter be renewed annually. For Managing Board members who were appointed after October 1, 2008, this deadline period is extended by one year. In the event that the Siemens stock price decreases, Managing Board members have an obligation to acquire additional shares in order to reach the required equivalent amount. As a consequence, over the long term, the Managing Board members will participate in stock market gains as well as in stock market losses of Siemens stock.

Furthermore, since fiscal year 2009, members of the Managing Board may participate in the new Share Matching Plan, which gives them yet another incentive for long-term investment in Siemens shares (for further details of the Plan see below "Other").

At its meetings on July 29 and September 23, 2009, the Supervisory Board discussed the new legal framework, in particular the alignment of Managing Board remuneration with sustainable management policies. The Bylaws for the Supervisory Board and for the Chairman's Committee of the Supervisory Board were amended to reflect the distribution of responsibilities between these bodies arising from the new legal regulations. As a result, the total remuneration of each individual member of the Managing Board is determined by the Supervisory Board. In the same way, the Managing Board compensation system is adopted and regularly reviewed by the Supervisory Board. The Chairman's Committee of the Supervisory Board prepares the relevant resolutions of the Supervisory Board.

In the opinion of experts, the present system of Managing Board compensation already takes account to a large extent of the objectives of the new legal framework. Nevertheless, the

Supervisory Board will carefully monitor the further development of the Managing Board compensation system at Siemens in fiscal year 2010.

In fiscal year 2009, the Managing Board remuneration had four components: (i) a fixed annual salary (base salary), (ii) a variable bonus whose amount depends on the achievement of predetermined targets, (iii) a stock-based compensation, and (iv) a pension benefit contribution:

- The fixed compensation component is paid as a monthly salary (base salary). The last increase in the Managing Board's base salary occured as of April 1, 2006. Upon their appointment, the base salary of current members of the Managing Board was fixed at the pre-April 2006 level and has not been increased since. The base salary of President and CEO Peter Löscher was determined upon his appointment on July 1, 2007, after consultation with an external remuneration expert and has also not been increased since.

- The variable compensation component (bonus), whose target amount corresponds to approximately 100 percent of the base salary, is accounted for on an annual basis. The bonus is curbed by a payout cap, i.e. the payout can vary between zero and 250 percent. In addition, the payout amount of the bonus that is based on the level of target attainment may be adjusted upward or downward by up to 20 percent at the discretion of the Supervisory Board (discretionary adjustment). As a matter of principle, unique targets are defined for the members of the Managing Board. The target parameters are the same as for senior executives. Our corporate program from which the indicators ROCE, Free cash flow and Revenue growth were selected as appropriate parameters for Managing Board compensation serves as the basis for this. At the same time, these indicators, which are important operational performance measures used by the Company, are employed to set the targets for senior management. The values for ROCE, Free cash flow and Revenue growth are also published as part of the Company's external financial reporting process. As in the previous year, it was determined ex ante that target achievement in relation to the targets of relevance to the Compliance Program defined for senior management for 2009 shall be considered in the Supervisory Board's decision on the discretionary adjustment of the payout amounts. The target parameters were predetermined in November 2008 by the Chairman's Committee of the Supervisory Board. The assessment of target attainment was made by the Supervisory Board in November 2009 in accordance with the new legal requirements.

- Since fiscal year 2006, the long-term stock-based compensation component has consisted of Siemens Stock Awards. The applicable general conditions are basically the same for Managing Board members and senior executives. The Siemens Stock Awards granted for fiscal year 2009 will be settled after a waiting period. The waiting period ends in the third year following the stock award commitment upon the close of the second day after publication of the results of operation in the third calendar year after the date of the commitment. In the event that extraordinary or unforeseen circumstances arise (e.g. presence of a hostile takeover bid), the Supervisory Board may restrict the stock-based compensation components already granted.

- Since fiscal year 2005, members of the Managing Board may participate in the Siemens Defined Contribution Benefit Plan (BSAV), the general conditions of which are uniformly applicable to all employees of Siemens AG in Germany. The former retirement benefit system was integrated into the BSAV in October 2004. Under the BSAV, members of the Managing Board receive contributions that are credited to their personal pension account and will be paid out when the pension event occurs. The amount of the annual contributions is based on a predetermined percentage of the base salary and the target bonus. This percentage was set at 28 percent upon introduction of the system in October 2004, after consultation with an external remuneration expert, and has not been adjusted since. A portion of these contributions is used for funding pension commitments earned prior to transfer to the BSAV. Furthermore, special contributions may be granted on the basis of individual decisions. In the past, the level of the contributions was determined by the Chairman's Committee of the Supervisory Board, while the decision for the fiscal year 2009 was made by the Supervisory Board.

Managing Board contracts concluded in or after June 2007 provide for a compensatory payment on premature termination of membership on the Managing Board without serious cause, the amount of which must not exceed the value of two years' compensation (severance payment cap).

In the event of a change of control – i.e. if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of § 291 of the German Stock Corporation Act (AktG), or if Siemens AG is to be merged into an existing corporation or other entity – any member of the Managing Board has the right to terminate his or her contract with the Company if such change of control results in a substantial change in position (e.g. due to a change in corporate strategy or a change in the Managing Board member's duties and responsibilities). If this right of termination is exercised, the Managing Board member is entitled to receive a severance payment equal to the base salary and target bonus applicable at the time of contract termination for the remaining contractual term of office, but at least for a period of three years. In addition, non-monetary benefits are settled by a cash payment equal to five percent of the severance payment. The stock-based compensation components for which a firm commitment exists will remain unaffected. Stock options may, alternatively, also be exercised at the time of employment contract termination. No severance payments are made if the Managing Board member receives benefits from third parties in connection with a change of control. A right of termination does not exist if the change of control occurs within a period of twelve (12) months prior to a Managing Board member's retirement. All Managing Board contracts concluded in or after June 2008 provide that severance payments resulting from a change of control are limited to 150 percent of the severance payment cap as recommended by the German Corporate Governance Code.

By resolution dated November 10, 2009, the Supervisory Board determined the values of stock awards and the bonus awards to be granted, after assessing the attainment of the targets set at the start of the fiscal year. Company-wide target achievement totaled 109.9 percent, with target parameters ROCE, Free cash flow and Revenue growth contributing 35 percent, 30 percent and 35 percent, respectively. After taking account of special factors, the target achievement levels were as follows:

- 43.0 percent for target parameter ROCE (target value for 100 percent was 12.5 percent);
- 170.4 percent for target indicator Free cash flow (target value for 100 percent was €3.4 billion);
- 124.9 percent for Revenue growth (based on the actual growth of GDP worldwide in fiscal year 2009, the target value for 100 percent was equivalent to minus 1.1 percent).

The target values for 100 percent were derived from the performance targets of the "Fit42010" program, which is described in more detail on page 56 ff.

It was additionally agreed with the members of the Managing Board at the beginning of the fiscal year that the achievement of targets of relevance to the Compliance Program should have priority when determining the bonus payout amounts. Based on this agreement, the Supervisory Board raised the payout amounts of the bonus payments by 15 percent, resulting in a Company-wide degree of target achievement of 126.4 percent to be used as the basis for calculating the bonus payout amounts. In the case of Managing Board members who also head a Sector as CEO, the attainment of Sector-specific targets was additionally taken into account.

For fiscal year 2009, the aggregate cash compensation amounted to €18.0 million (2008: €25.9 million) and total compensation amounted to €27.3 million (2008: €36.4 million), representing a decrease of 24.93 percent in total compensation.

The following compensation was determined for the members of the Managing Board for fiscal year 2009 (individualized disclosure):

(Amounts in €[1])	Cash compensation 2009	Cash compensation 2008	Fair value of stock-based compensation[2] 2009	Fair value of stock-based compensation[2] 2008	Total 2009	Total 2008
Managing Board members serving as of September 30, 2009						
Peter Löscher	**4,618,982**	7,338,777	**2,500,050**	2,500,035	**7,119,032**	9,838,812
Wolfgang Dehen[3]	**2,098,621**	1,674,702	**1,000,056**	1,000,022	**3,098,677**	2,674,724
Dr. Heinrich Hiesinger	**1,611,299**	2,176,043	**1,000,056**	1,000,022	**2,611,355**	3,176,065
Joe Kaeser	**1,832,079**	2,463,932	**1,000,056**	1,000,022	**2,832,135**	3,463,954
Barbara Kux[4]	**1,749,323**	–	**875,011**	–	**2,624,334**	–
Prof. Dr. Hermann Requardt	**1,793,977**	2,466,040	**1,000,056**	1,000,022	**2,794,033**	3,466,062
Prof. Dr. Siegfried Russwurm[3]	**1,809,605**	1,770,839[10]	**1,000,056**	1,000,022	**2,809,661**	2,770,861[10]
Peter Y. Solmssen	**1,840,566**	4,015,310	**1,000,056**	1,000,022	**2,840,622**	5,015,332
Former Managing Board members						
Rudi Lamprecht[5]	**–**	242,232	**–**	–	**–**	242,232
Eduardo Montes[5,6]	**–**	212,258	**–**	–	**–**	212,258
Dr. Jürgen Radomski[5,7]	**–**	736,581	**–**	–	**–**	736,581
Jim Reid-Anderson[8]	**584,921**	813,719[10]	**–**	1,000,022	**584,921**	1,813,741[10]
Prof. Dr. Erich R. Reinhardt[6,9]	**–**	1,304,184[10]	**–**	1,000,022[11]	**–**	2,304,206[10]
Dr. Uriel J. Sharef[5]	**–**	243,783	**–**	–	**–**	243,783
Prof. Dr. Klaus Wucherer[5]	**–**	425,854	**–**	–	**–**	425,854
Total	**17,939,373**	**25,884,254**	**9,375,397**	**10,500,211**	**27,314,770**	**36,384,465**

1 The fair values of the stock-based compensation relate to stock awards granted in November 2009 and 2008 for fiscal years 2009 and 2008, respectively.
2 The fair values of entitlements to matching shares under the Share Matching Plan are not included hereunder; for details see below "Other."
3 Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
4 Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.
5 Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.
6 Deputy members of the Managing Board until December 31, 2007.
7 On November 12, 2008, the Chairman's Committee of the Supervisory Board resolved, in view of the damage claims asserted against former Managing Board members, to exercise a right of lien or retention on the payment of annual and long-term bonuses to Dr. Jürgen Radomski.
8 Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.
9 Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.
10 Against the backdrop of an ROCE revision for Siemens worldwide, the Chairman's Committee of the Supervisory Board decided to retroactively make a minor adjustment to the variable compensation components of Jim Reid-Anderson, Prof. Dr. Siegfried Russwurm and Prof. Dr. Erich R. Reinhardt. The relevant prior year's amounts in the above table reflect this adjustment and therefore differ slightly from the amounts stated in the Compensation Report 2008.
11 15,494 stock awards with a fair value of €583,349 were granted to Prof. Dr. Erich R. Reinhardt in his capacity as member of the Managing Board; 11,067 stock awards with a fair value of €416,673 were granted to him pursuant to the service agreement in place as of the date of his mutually agreed-upon early resignation from the Managing Board.

Jim Reid-Anderson resigned as a member of the Managing Board on November 30, 2008 for personal reasons and left the Company. His entitlement to contractual remuneration as a Managing Board member was met until November 30, 2008. Mr. Reid-Anderson will serve the Company in a consulting capacity until March 31, 2010. In this capacity, he is supporting the Healthcare Sector in the U.S., in particular with the integration of the diagnostics business. The monthly consulting fee amounts to U.S.$37,500. In addition, a post-contractual non-compete agreement was signed with Mr. Reid-Anderson that is effective for a period of 16 months beginning on December 1, 2008. As compensation for this, Mr. Reid-Anderson will be paid a total amount of U.S.$2,769,995. Of this total, he received U.S.$1,846,667 as a one-time payment in December 2008; the rest will be paid in monthly installments of U.S.$57,708 each.

The following table presents the individualized details of cash compensation:

Cash compensation

	Salary		Bonus	Annual bonus	Long-term bonus	Other[1]		Total	
(Amounts in €)	2009	2008	2009	2008	2008	2009	2008	2009	2008
Managing Board members serving as of September 30, 2009									
Peter Löscher	**1,980,000**	1,980,000	**2,552,512**	1,972,530	2,085,473	**86,470**	1,300,774	**4,618,982**	7,338,777
Wolfgang Dehen[2]	**780,000**	585,000	**1,268,717**	581,357	460,442	**49,904**	47,903	**2,098,621**	1,674,702
Dr. Heinrich Hiesinger	**780,000**	780,000	**795,549**	675,521	676,699	**35,750**	43,823	**1,611,299**	2,176,043
Joe Kaeser	**780,000**	780,000	**985,624**	761,670	854,995	**66,455**	67,267	**1,832,079**	2,463,932
Barbara Kux[3]	**680,333**	–	**862,421**	–	–	**206,569**	–	**1,749,323**	–
Prof. Dr. Hermann Requardt	**780,000**	780,000	**953,646**	761,670	862,325	**60,331**	62,045	**1,793,977**	2,466,040
Prof. Dr. Siegfried Russwurm[2]	**780,000**	585,000	**985,624**	571,253	583,630[9]	**43,981**	30,956	**1,809,605**	1,770,839[9]
Peter Y. Solmssen	**780,000**	780,000	**985,624**	761,670	761,670	**74,942**	1,711,970	**1,840,566**	4,015,310
Former Managing Board members									
Rudi Lamprecht[4]	**–**	234,000	**–**	–	–	**–**	8,232	**–**	242,232
Eduardo Montes[4,5]	**–**	195,000	**–**	–	–	**–**	17,258	**–**	212,258
Dr. Jürgen Radomski[4,6]	**–**	234,000	**–**	228,501	266,683	**–**	7,397	**–**	736,581
Jim Reid-Anderson[7]	**130,000**	325,000	**193,994**	242,492[9]	242,492[9]	**260,927**	3,735	**584,921**	813,719[9]
Prof. Dr. Erich R. Reinhardt[5,8]	**–**	455,000	**–**	324,389[9]	503,740[9]	**–**	21,055	**–**	1,304,184[9]
Dr. Uriel J. Sharef[4]	**–**	234,000	**–**	–	–	**–**	9,783	**–**	243,783
Prof. Dr. Klaus Wucherer[4]	**–**	234,000	**–**	–	–	**–**	191,854	**–**	425,854
Total	**7,470,333**	**8,181,000**	**9,583,711**	**6,881,053**	**7,298,149**	**885,329**	**3,524,052**	**17,939,373**	**25,884,254**

1 Other compensation includes non-cash benefits arising, for example, from the provision of company cars in the amount of €184,643 (2008: €212,395), subsidized insurance in the amount of €60,657 (2008: €65,978), and reimbursement of legal and/or tax advice fees, accommodation and moving expenses in the amount of €640,029 (2008: €3,245,679).
2 Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
3 Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.
4 Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.
5 Deputy members of the Managing Board until December 31, 2007.
6 On November 12, 2008, the Chairman's Committee of the Supervisory Board resolved, in view of the damage claims asserted against former Managing Board members, to exercise a right of lien or retention on the payment of annual and long-term bonuses to Dr. Jürgen Radomski.
7 Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.
8 Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.
9 Against the backdrop of an ROCE revision for Siemens worldwide, the Chairman's Committee of the Supervisory Board decided to retroactively make a minor adjustment to the variable compensation components of Jim Reid-Anderson, Prof. Dr. Siegfried Russwurm and Prof. Dr. Erich R. Reinhardt. The relevant prior year's amounts in the above table reflect this adjustment and therefore differ slightly from the amounts stated in the Compensation Report 2008.

To compensate her for the stock-based payment forfeited as a result of her change from Royal Philips Electronics, The Netherlands, to Siemens AG, Barbara Kux was promised a total amount of €340,000. It was agreed with Mrs. Kux that the Company will add this amount to her Siemens Defined Contribution Benefit Plan (BSAV) in January 2010.

Both the number of units and the values of the stock-based compensation component are shown in the following table. The stock awards were recorded at the closing price of the Siemens stock in Xetra trading on the date of commitment less the present value of dividends expected during the waiting period, because stock award holders are not entitled to receive dividends. The resulting value amounted to €60.79 (2008: €37.65).

Accordingly, stock-based compensation was as follows:

Stock-based compensation[1]

	Number of units Stock awards[3]		Fair value Stock awards[3]	
(Amounts in number of units or €[2])	2009	2008	2009	2008
Managing Board members serving as of September 30, 2009				
Peter Löscher	**41,126**	66,402	**2,500,050**	2,500,035
Wolfgang Dehen[4]	**16,451**	26,561	**1,000,056**	1,000,022
Dr. Heinrich Hiesinger	**16,451**	26,561	**1,000,056**	1,000,022
Joe Kaeser	**16,451**	26,561	**1,000,056**	1,000,022
Barbara Kux[5]	**14,394**	–	**875,011**	–
Prof. Dr. Hermann Requardt	**16,451**	26,561	**1,000,056**	1,000,022
Prof. Dr. Siegfried Russwurm[4]	**16,451**	26,561	**1,000,056**	1,000,022
Peter Y. Solmssen	**16,451**	26,561	**1,000,056**	1,000,022
Former Managing Board members				
Jim Reid-Anderson[6]	**–**	26,561	**–**	1,000,022
Prof. Dr. Erich R. Reinhardt[7]	**–**	26,561[8]	**–**	1,000,022[8]
Total	**154,226**	**278,890**	**9,375,397**	**10,500,211**

1 The fair values of entitlements to matching shares under the Share Matching Plan are not included hereunder; for details see "Other" below.
2 The fair value of the stock-based compensation relates to stock awards granted in November 2009 and 2008 for fiscal years 2009 and 2008, respectively.
3 The stock awards will be settled after a waiting period. The waiting period ends in the third year following the stock award commitment upon the close of the second day after publication of the results of operation in the third calendar year after the date of the commitment. Under the stock award agreement, the eligible recipients will receive a corresponding number of Siemens shares without additional payment.
4 Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
5 Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.
6 Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008. The stock awards granted to him were forfeited upon his early resignation from the Managing Board.
7 Prof. Dr. Erich R. Reinhardt was a deputy member of the Managing Board until December 31, 2007. He was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.
8 15,494 stock awards with a fair value of €583,349 were granted to Prof. Dr. Erich R. Reinhardt in his capacity as member of the Managing Board; 11,067 stock awards with a fair value of €416,673 were granted to him pursuant to the service agreement in place as of the date of his mutually agreed-upon early resignation from the Managing Board.

The following tables contain information concerning the stock awards and stock options held by members of the Managing Board that were components of the stock-based compensation in fiscal year 2009 and prior years. The stock options were issued for fiscal years 1999 through 2005 under the terms and conditions of the 1999 and 2001 Siemens Stock Option Plans approved by the Annual Shareholders' Meetings on February 18, 1999 and February 22, 2001 (for details on the Siemens Stock Option Plans see Note 34 of the "Notes to Consolidated Financial Statements").

Stock awards

	Balance at beginning of fiscal year 2009		Granted during fiscal year		Vested during fiscal year		Forfeited during fiscal year		Balance at end of fiscal year 2009[1]	
(Amounts in number of units or €)	Awards	Weighted average fair value at grant date	Awards	Weighted average fair value at grant date	Awards	Weighted average fair value at grant date	Awards	Weighted average fair value at grant date	Awards	Weighted average fair value at grant date
Managing Board members serving as of September 30, 2009										
Peter Löscher	**10,211**	97.94	**66,402**	37.65	**–**	–	**–**	–	**76,613**	45.69
Wolfgang Dehen[2]	**5,233**	62.15	**26,561**	37.65	**1,190**	55.63	**–**	–	**30,604**	41.14
Dr. Heinrich Hiesinger	**12,081**	85.06	**26,561**	37.65	**978**	55.63	**–**	–	**37,664**	52.39
Joe Kaeser	**13,875**	82.95	**26,561**	37.65	**850**	55.63	**–**	–	**39,586**	53.14
Barbara Kux[3]	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
Prof. Dr. Hermann Requardt	**12,857**	83.77	**26,561**	37.65	**935**	55.63	**–**	–	**38,483**	52.62
Prof. Dr. Siegfried Russwurm[2]	**3,362**	75.75	**26,561**	37.65	**383**	55.63	**–**	–	**29,540**	41.75
Peter Y. Solmssen	**–**	–	**26,561**	37.65	**–**	–	**–**	–	**26,561**	37.65
Former Managing Board members										
Jim Reid-Anderson[4]	**–**	–	**26,561**	37.65	**–**	–	**26,561**	37.65	**–**	–
Total	**57,619**	83.92	**252,329**	37.65	**4,336**	55.63	**26,561**	37.65	**279,051**	46.93

1 Amounts do not include stock awards granted in November 2009 for fiscal year 2009. For details see page 33. However, these amounts may include stock awards received as compensation by the Managing Board member before appointment to the Managing Board.
2 Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
3 Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.
4 Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.

Stock options

(Amounts in number of units or €)	Balance at beginning of fiscal year 2009		Granted during fiscal year		Exercised during fiscal year		Forfeited during fiscal year		Balance at end of fiscal year 2009[1]	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Managing Board members serving as of September 30, 2009										
Peter Löscher	–	–	–	–	–	–	–	–	–	–
Wolfgang Dehen[2]	–	–	–	–	–	–	–	–	–	–
Dr. Heinrich Hiesinger	23,755	73.56	–	–	–	–	–	–	23,755	73.56
Joe Kaeser	32,850	73.50	–	–	–	–	11,000	73.25	21,850	73.62
Barbara Kux[3]	–	–	–	–	–	–	–	–	–	–
Prof. Dr. Hermann Requardt	27,480	73.74	–	–	–	–	–	–	27,480	73.74
Prof. Dr. Siegfried Russwurm[2]	–	–	–	–	–	–	–	–	–	–
Peter Y. Solmssen	–	–	–	–	–	–	–	–	–	–
Former Managing Board members										
Jim Reid-Anderson[4]	–	–	–	–	–	–	–	–	–	–
Total	84,085	73.60	–	–	–	–	11,000	73.25	73,085	73.65

1 Amounts may include stock options received as compensation by the Managing Board member before appointment to the Managing Board.
2 Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
3 Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.
4 Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.

Stock options

(Amounts in number of units or in €)	Exercise price	Number of options outstanding	Options outstanding at September 30, 2009 Weighted average remaining life (in years)	Number of options exercisable	Options exercisable at September 30, 2009 Weighted average remaining life (in years)
Managing Board members serving as of September 30, 2009					
Peter Löscher	–	–	–	–	–
Wolfgang Dehen[1]	–	–	–	–	–
Dr. Heinrich Hiesinger	**72.54**	11,910	**0.1**	11,910	**0.1**
Dr. Heinrich Hiesinger	**74.59**	11,845	**1.2**	11,845	**1.2**
Joe Kaeser	**72.54**	10,355	**0.1**	10,355	**0.1**
Joe Kaeser	**74.59**	11,495	**1.2**	11,495	**1.2**
Barbara Kux[2]	–	–	–	–	–
Prof. Dr. Hermann Requardt	**72.54**	11,390	**0.1**	11,390	**0.1**
Prof. Dr. Hermann Requardt	**74.59**	16,090	**1.2**	16,090	**1.2**
Prof. Dr. Siegfried Russwurm[1]	–	–	–	–	–
Peter Y. Solmssen	–	–	–	–	–
Former Managing Board members					
Jim Reid-Anderson[3]	–	–	–	–	–
Total	**73.65**	**73,085**		**73,085**	

1 Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
2 Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.
3 Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.

Stock options exercised in fiscal year 2009

(Amounts in number of units or in €)	Number of options	Weighted average market price on date of exercise
Managing Board members serving as of September 30, 2009		
Peter Löscher	–	–
Wolfgang Dehen[1]	–	–
Dr. Heinrich Hiesinger	–	–
Joe Kaeser	–	–
Barbara Kux[2]	–	–
Prof. Dr. Hermann Requardt	–	–
Prof. Dr. Siegfried Russwurm[1]	–	–
Peter Y. Solmssen	–	–
Former Managing Board members		
Jim Reid-Anderson[3]	–	–
Total	–	–

1 Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
2 Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.
3 Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.

Individualized expense from stock-based compensation and under the Share Matching Plan

(Amounts in €)	Fiscal year 2009	Fiscal year 2008
Managing Board members serving as of September 30, 2009		
Peter Löscher	**1,097,255**	305,576
Wolfgang Dehen[1]	**463,803**	84,238
Dr. Heinrich Hiesinger	**696,222**	300,575
Joe Kaeser	**730,740**	331,341
Barbara Kux[2]	**–**	–
Prof. Dr. Hermann Requardt	**697,302**	313,658
Prof. Dr. Siegfried Russwurm[1]	**483,864**	71,402
Peter Y. Solmssen	**440,007**	–
Former Managing Board members		
Rudi Lamprecht[3]	**–**	2,240,924
Eduardo Montes[3,4]	**–**	636,506
Dr. Jürgen Radomski[3]	**–**	689,569
Jim Reid-Anderson[5]	**–**	–
Prof. Dr. Erich R. Reinhardt[4,6]	**633,652**	328,358
Dr. Uriel J. Sharef[3]	**–**	3,673,386
Prof. Dr. Klaus Wucherer[3]	**–**	3,053,623
Total	**5,242,845**	12,029,155

1 Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
2 Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.
3 Rudi Lamprecht, Eduardo Montes, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.
4 Deputy members of the Managing Board until December 31, 2007.
5 Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.
6 Prof. Dr. Erich R. Reinhardt was elected a full member of the Managing Board effective January 1, 2008 and resigned from the Managing Board effective April 30, 2008.

Pension benefit commitments. The amount of the contributions to the Siemens Defined Contribution Benefit Plan (BSAV) is determined annually by the Supervisory Board. The contributions under the BSAV are added to the personal pension account each January following the close of the fiscal year, with value date on January 1. Until the beneficiary's time of retirement, the pension account is credited on January 1 each year with an annual interest payment (guaranteed interest).

For fiscal year 2009, the members of the Managing Board were granted contributions under the BSAV totaling €4.5 million (2008: €15.1 million), based on a resolution of the Supervisory Board dated November 10, 2009. Of this amount, €0.1 million (2008: €0.2 million) relates to funding of pension commitments earned prior to transfer to the BSAV and the remaining €4.4 million (2008: €14.9 million) to contributions granted under the BSAV.

The following table shows, among other things, individualized details of the contributions (additions) under the BSAV attributable to the members of the Managing Board for fiscal year 2009.

Defined Contribution Benefit Plan (BSAV)

(Amounts in €)	Balance of BSAV account at September 30, 2009[1]	Balance of BSAV account at September 30, 2008[1]	Total contributions for fiscal 2009	Total contributions for fiscal 2008	Of which, funding of pension commitments earned prior to transfer to BSAV 2009	Of which, funding of pension commitments earned prior to transfer to BSAV 2008	Of which, contributions to BSAV account 2009	Of which, contributions to BSAV account 2008
Managing Board members serving as of September 30, 2009								
Peter Löscher	**10,097,550**	8,780,000[8]	**1,120,000**	1,120,000	**–**	–	**1,120,000**	1,120,000
Wolfgang Dehen[2]	**768,349**	357,173	**436,800**	436,800	**33,660**	33,660	**403,140**	403,140
Dr. Heinrich Hiesinger	**1,078,039**	657,760	**436,800**	436,800	**31,322**	31,322	**405,478**	405,478
Joe Kaeser	**1,403,805**	969,292	**436,800**	436,800	**24,097**	24,097	**412,703**	412,703
Barbara Kux[3]	**–** **–**	– –	**400,400** **340,000**[10]	– –	**–** **–**	– –	**400,400** **340,000**	– –
Prof. Dr. Hermann Requardt	**1,346,321**	916,710	**436,800**	436,800	**27,816**	27,816	**408,984**	408,984
Prof. Dr. Siegfried Russwurm[2]	**628,295**	199,751	**436,800**	436,800	**12,750**	12,750	**424,050**	424,050
Peter Y. Solmssen	**10,954,800** **–**	– –	**436,800** **–**	436,800 10,518,000[11]	**–** **–**	– –	**436,800** **–**	436,800 10,518,000
Former Managing Board members								
Dr. Klaus Kleinfeld[4]	**1,810,342**	1,770,506	**–**	–	**–**	–	**–**	–
Prof. Johannes Feldmayer[4]	**1,105,853**	1,081,518	**–**	–	**–**	–	**–**	–
Rudi Lamprecht[4]	**1,571,990**	1,134,849	**–**	131,040	**–**	28,138	**–**	102,902
Eduardo Montes[4, 5]	**877,296**	503,541	**–**	109,200	**–**	18,593	**–**	90,607
Jim Reid-Anderson[6]	**–**	–	**–**	182,000[12]	**–**	–	**–**	182,000[12]
Prof. Dr. Erich R. Reinhardt[5]	**1,273,366**	918,535	**–**	222,775	**–**	–	**–**	222,775
Dr. Uriel J. Sharef[4]	**1,446,830**[7]	1,058,960[9]	**–**	92,500	**–**	–	**–**	92,500
Prof. Dr. Klaus Wucherer[4]	**1,545,287**	1,058,960	**–**	92,500	**–**	–	**–**	92,500
Total	**35,908,123**	**19,407,555**	**4,481,200**	**15,088,815**	**129,645**	**176,376**	**4,351,555**	**14,912,439**

1 In each case, including the additions in January 2009, but without reflecting minimum interest of currently 2.25 percent accrued in the meantime.
2 Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
3 Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.
4 Dr. Klaus Kleinfeld resigned from the Managing Board effective June 30, 2007; Prof. Johannes Feldmayer resigned from the Managing Board effective September 30, 2007; and Rudi Lamprecht, Eduardo Montes, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board effective December 31, 2007.
5 Deputy members of the Managing Board until December 31, 2007.
6 Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.
7 Close of account as of September 30, 2008 due to retirement.
8 Special additions of €8.5 million in January 2008.
9 Corrected value compared to figure stated in Compensation Report 2008.
10 Special additions as of January 2010; for details see above (page 33).
11 Special additions of €10,518,000 in January 2009.
12 Amount was paid out due to resignation from the Managing Board on December 31, 2008.

The defined benefit obligation (DBO) of all pension commitments to members of the Managing Board as of September 30, 2009 amounted to €33.9 million (2008: €27.6 million), which amount is included in Note 24 of the "Notes to Consolidated Financial Statements."

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of § 314 (1), no. 6 b of the HGB totaling €16.1 million (2008: €22.7 million) for the year ended September 30, 2009 and 16,451 stock awards with a total fair value of €1.0 million.

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their surviving dependents as of September 30, 2009 amounted to €159.5 million (2008: €146.0 million), which amount is included in Note 24 of the "Notes to Consolidated Financial Statements."

Other. No loans from the Company are provided to members of the Managing Board.

Since fiscal year 2009, members of the Managing Board may participate in the new Share Matching Plan, which is available to approximately 70 percent of the employees in fiscal year 2010. Managing Board members participating in the Share Matching Plan are entitled to invest up to 50 percent of the annual gross bonus payable to them in Siemens shares. After expiration of a three-year holding period, each plan participant will receive one free matching share of Siemens stock for every three Siemens shares acquired and continuously held under the plan. Furthermore, the members of the Managing Board are entitled to participate in the Company's new Base Share Program that has replaced the former Employee Share Purchase Program. The shares acquired under the Base Share Program may also participate in the Share Matching Plan; in this case, they are eligible to receive matching shares under the terms and conditions applicable to the Share Matching Plan.

The following table shows individualized details of the matching share entitlements acquired by the members of the Managing Board in fiscal year 2009 and the applicable fair values.

Share Matching Plan

(Amounts in number of units or in €[1])	Number of units Matching share entitlements under the Share Matching Plan[2]		Fair value[3] Matching share entitlements under the Share Matching Plan[2]	
	2009	2008	2009	2008
Managing Board members serving as of September 30, 2009				
Peter Löscher	–	–	–	–
Wolfgang Dehen[4]	4,140	–	88,808	–
Dr. Heinrich Hiesinger	3,762	–	80,741	–
Joe Kaeser	3,855	–	82,726	–
Barbara Kux[5]	–	–	–	–
Prof. Dr. Hermann Requardt	3,228	–	69,346	–
Prof. Dr. Siegfried Russwurm[4]	4,926	–	105,581	–
Peter Y. Solmssen	6,051	–	129,588	–
Former Managing Board members				
Jim Reid-Anderson[6]	–	–	–	–
Total	25,962	–	556,790	–

1 Amounts refer to entitlements to matching shares acquired in December 2008.
2 After expiration of a three-year holding period, each participant in the Matching Share Plan is entitled to receive one free matching share of Siemens stock for every three Siemens shares acquired and continuously held under the plan.
3 The fair values take into consideration that the shares under the Share Matching Plan were acquired at their lowest stock market price on November 14, 2008 and that a company bonus was granted under the Base Share Program.
4 Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
5 Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.
6 Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.

Matching share entitlements under the Share Matching Plan

(Amounts in number of units or in €)	Balance at beginning of fiscal year 2009		Acquired during fiscal year		Vested during fiscal year		Forfeited during fiscal year		Balance at end of fiscal year 2009[1]	
	Entitlements to matching shares	Weighted average fair value at date of acquisition	Entitlements to matching shares	Weighted average fair value at date of acquisition	Entitlements to matching shares	Weighted average fair value at date of acquisition	Entitlements to matching shares	Weighted average fair value at date of acquisition	Entitlements to matching shares	Weighted average fair value at date of acquisition
Managing Board members serving as of September 30, 2009										
Peter Löscher	–	–	–	–	–	–	–	–	–	–
Wolfgang Dehen[2]	–	–	4,140	21.34	–	–	–	–	4,140	21.34
Dr. Heinrich Hiesinger	–	–	3,762	21.34	–	–	–	–	3,762	21.34
Joe Kaeser	–	–	3,855	21.34	–	–	–	–	3,855	21.34
Barbara Kux[3]	–	–	–	–	–	–	–	–	–	–
Prof. Dr. Hermann Requardt	–	–	3,228	21.34	–	–	–	–	3,228	21.34
Prof. Dr. Siegfried Russwurm[2]	–	–	4,926	21.34	–	–	–	–	4,926	21.34
Peter Y. Solmssen	–	–	6,051	21.34	–	–	–	–	6,051	21.34
Former Managing Board members										
Jim Reid-Anderson[4]	–	–	–	–	–	–	–	–	–	–
Total	–	–	25,962	21.34	–	–	–	–	25,962	21.34

1 Amounts do not include entitlements to matching shares acquired in December 2009.
2 Wolfgang Dehen and Prof. Dr. Siegfried Russwurm were elected full members of the Managing Board effective January 1, 2008.
3 Barbara Kux was elected a full member of the Managing Board effective November 17, 2008.
4 Jim Reid-Anderson was elected a full member of the Managing Board effective May 1, 2008 and resigned from the Managing Board effective November 30, 2008.

2. Supervisory Board remuneration

The remuneration of the members of the Supervisory Board was determined at the Annual Shareholders' Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of the remuneration are set forth in the Articles of Association of Siemens AG.

The remuneration of the members of the Supervisory Board is commensurate with compensation paid by companies of comparable size and reflects the responsibilities and scope of work of the Supervisory Board members as well as the Company's economic situation and performance. The Chairman, the Deputy Chairmen, as well as the Chairman and the members of the Audit Committee, the Chairman's Committee of the Supervisory Board, and – to a lesser degree – the Compliance Committee and the Finance and Investment Committee, receive additional compensation.

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders' Meeting of January 27, 2009. Details are set out in § 17 of the Articles of Association of Siemens AG.

As a result, the remuneration of Supervisory Board members for fiscal year 2009 includes three components:

- a fixed compensation component,
- a short-term compensation component based on earnings per share, and
- a long-term compensation component based on earnings per share.

Under this concept, each Supervisory Board member receives fixed compensation of €50,000 annually as well as short-term variable compensation of €150 for each €0.01 by which earnings per share as disclosed in the Consolidated Financial Statements exceeds a minimum amount of €1.00; this minimum amount is increased annually by 10 percent, beginning with the fiscal year starting on October 1, 2009. In addition, long-term compensation of €250 for each €0.01 by which the average earnings per share over the last three completed fiscal years as disclosed in the Consolidated Financial Statements exceeds the amount of €2.00; this minimum amount is increased annually by 10 percent, beginning with the fiscal year starting on October 1, 2009. The determination of the Supervisory Board remuneration is based on basic earnings per share (basic EPS) from continuing operations as disclosed in the Consolidated Financial Statements prepared in accordance with the accounting principles to be applied in each case.

(Amounts in €)	Fixed compensation	Short-term variable compensation	Long-term variable compensation	2009 Total	Fixed compensation	Short-term variable compensation	Long-term variable compensation	2008 Total
Supervisory Board members serving as of September 30, 2009								
Dr. Gerhard Cromme[1]	**200,000**	96,000	**88,000**	384,000	**125,000**	184,875	–	309,875
Berthold Huber[1,2]	**78,125**	37,500	**34,375**	150,000	**50,000**	73,950	–	123,950
Dr. Josef Ackermann[1]	**83,333**	40,000	**36,667**	160,000	**75,000**	110,925	–	185,925
Lothar Adler[1,2]	**90,625**	43,500	**39,875**	174,000	**50,000**	73,950	–	123,950
Jean-Louis Beffa[1,3]	**53,906**	25,875	**23,719**	103,500	**37,500**	55,463	–	92,963
Gerd von Brandenstein[3]	**62,500**	30,000	**27,500**	120,000	**37,500**	55,463	–	92,963
Michael Diekmann[3]	**47,917**	23,000	**21,083**	92,000	**37,500**	55,463	–	92,963
Dr. Hans Michael Gaul[1,3]	**112,500**	54,000	**49,500**	216,000	**75,000**	110,925	–	185,925
Prof. Dr. Peter Gruss[3]	**50,000**	24,000	**22,000**	96,000	**37,500**	55,463	–	92,963
Bettina Haller[1,2]	**75,000**	36,000	**33,000**	144,000	**50,000**	73,950	–	123,950
Hans-Jürgen Hartung[2,4]	**37,500**	18,000	**16,500**	72,000	**–**	–	–	–
Harald Kern[2,3]	**50,000**	24,000	**22,000**	96,000	**37,500**	55,463	–	92,963
Dr. Nicola Leibinger-Kammüller[3]	**50,000**	24,000	**22,000**	96,000	**37,500**	55,463	–	92,963
Werner Mönius[1,2,3]	**56,250**	27,000	**24,750**	108,000	**37,500**	55,463	–	92,963
Håkan Samuelsson[1,3]	**59,896**	28,750	**26,354**	115,000	**37,500**	55,463	–	92,963
Dieter Scheitor[1,2]	**87,500**	42,000	**38,500**	168,000	**68,750**	101,681	–	170,431
Dr. Rainer Sieg[3]	**50,000**	24,000	**22,000**	96,000	**37,500**	55,463	–	92,963
Birgit Steinborn[1,2,3]	**81,250**	39,000	**35,750**	156,000	**37,500**	55,463	–	92,963
Lord Iain Vallance of Tummel[1]	**83,854**	40,250	**36,896**	161,000	**68,750**	101,681	–	170,431
Sibylle Wankel[2,5]	**31,250**	15,000	**13,750**	60,000	**–**	–	–	–
Former Supervisory Board members								
Ralf Heckmann[1,4]	**45,833**	22,000	**20,167**	88,000	**100,000**	147,900	–	247,900
Gerhard Bieletzki[6]	**–**	–	**–**	–	**12,500**	18,488	–	30,988
John David Coombe[1,7]	**–**	–	**–**	–	**25,000**	36,975	–	61,975
Hildegard Cornudet[7]	**–**	–	**–**	–	**16,667**	24,650	–	41,317
Birgit Grube[7]	**–**	–	**–**	–	**16,667**	24,650	–	41,317
Heinz Hawreliuk[1,5]	**43,750**	21,000	**19,250**	84,000	**75,000**	110,925	–	185,925
Prof. Dr. Walter Kröll[7]	**–**	–	**–**	–	**16,667**	24,650	–	41,317
Prof. Dr. Michael Mirow[7]	**–**	–	**–**	–	**16,667**	24,650	–	41,317
Roland Motzigemba[6,7]	**–**	–	**–**	–	**8,333**	12,325	–	20,658
Thomas Rackow[7]	**–**	–	**–**	–	**16,667**	24,650	–	41,317
Dr. Albrecht Schmidt[7]	**–**	–	**–**	–	**16,667**	24,650	–	41,317
Dr. Henning Schulte-Noelle[1,7]	**–**	–	**–**	–	**33,333**	49,300	–	82,633
Peter von Siemens[7]	**–**	–	**–**	–	**16,667**	24,650	–	41,317
Jerry I. Speyer[7]	**–**	–	**–**	–	**16,667**	24,650	–	41,317
Total	**1,530,989**	**734,875**	**673,636**	**2,939,500[8]**	**1,325,002**	**1,959,680**	**–**	**3,284,682**

1 Dr. Gerhard Cromme as Chairman of the Supervisory Board and of the Chairman's Committee, the Compliance Committee, and the Finance and Investment Committee and as a member of the Audit Committee; Ralf Heckmann as Deputy Chairman of the Supervisory Board and member of the Chairman's Committee, the Audit Committee and the Compliance Committee (based on length of service in each position); Berthold Huber as Deputy Chairman of the Supervisory Board (based on length of service) and member of the Chairman's Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board and member of the Chairman's Committee; Lothar Adler as member of the Chairman's Committee and the Compliance Committee (based on length of service in each position) and as member of the Finance and Investment Committee; Jean-Louis Beffa as member of the Finance and Investment Committee (based on length of service); Gerd von Brandenstein as member of the Finance and Investment Committee (based on length of service); Dr. Hans Michael Gaul as Chairman of the Audit Committee and member of the Compliance Committee; Bettina Haller as member of the Audit Committee (based on length of service) and the Compliance Committee; Heinz Hawreliuk as member of the Audit Committee and the Compliance Committee (based on length of service); Werner Mönius as member of the Finance and Investment Committee (based on length of service); Håkan Samuelsson as member of the Finance and Investment Committee; Dieter Scheitor as member of the Audit Committee and the Finance and Investment Committee; Birgit Steinborn as member of the Audit Committee (based on length of service) and the Finance and Investment Committee; Sibylle Wankel as member of the Compliance Committee (based on length of service); and Lord Iain Vallance of Tummel as member of the Audit Committee and the Compliance Committee each receive higher fixed and variable compensation.

2 Both the employee representatives on the Supervisory Board who represent the employees pursuant to § 3 (1) no. 1 of the German Codetermination Act (MitbestG) and the representatives of the trade unions on the Supervisory Board declared readiness to transfer, in accordance with the guidelines of the Confederation of German Trade Unions (DGB), their compensation to the Hans Boeckler Foundation.

3 With effect from the close of the Annual Shareholders' Meeting on January 24, 2008, Jean-Louis Beffa, Gerd von Brandenstein, Michael Diekmann, Dr. Hans Michael Gaul, Prof. Dr. Peter Gruss, Harald Kern, Dr. Nicola Leibinger-Kammüller, Werner Mönius, Håkan Samuelsson, Dr. Rainer Sieg and Birgit Steinborn were elected new members of the Supervisory Board.

4 With effect from the close of the Annual Shareholders' Meeting on January 27, 2009, Hans-Jürgen Hartung was appointed to the Supervisory Board by court order as successor to Ralf Heckmann.

5 Sibylle Wankel, formerly a substitute member of the Supervisory Board, became a full member of the Supervisory Board as successor to Heinz Hawreliuk with effect from April 1, 2009.

6 Roland Motzigemba, formerly a substitute member of the Supervisory Board, became a full member of the Supervisory Board as successor to Gerhard Bieletzki with effect from December 3, 2007.

7 John David Coombe, Hildegard Cornudet, Birgit Grube, Prof. Dr. Walter Kröll, Prof. Dr. Michael Mirow, Roland Motzigemba, Thomas Rackow, Dr. Albrecht Schmidt, Dr. Henning Schulte-Noelle, Peter von Siemens and Jerry I. Speyer resigned from the Supervisory Board at the close of the Annual Shareholders' Meeting on January 24, 2008.

8 In addition, the members of the Supervisory Board received a meeting attendance fee of €1,000 per meeting of the Supervisory Board and its committees attended by them. The following meeting attendance fees were paid to Dr. Gerhard Cromme: €28,000; Dr. Hans Michael Gaul: €20,000; Lothar Adler, Dieter Scheitor and Lord Iain Vallance of Tummel: €17,000 each; Bettina Haller: €16,000; Birgit Steinborn: €14,000; Ralf Heckmann: €12,000; Gerd von Brandenstein and Heinz Hawreliuk: €11,000 each; Werner Mönius: €10,000; Jean-Louis Beffa and Håkan Samuelsson: €9,000 each; Prof. Dr. Peter Gruss, Harald Kern, Dr. Nicola Leibinger-Kammüller and Dr. Rainer Sieg: €8,000 each; Michael Diekmann and Berthold Huber: €7,000 each; Dr. Josef Ackermann: €6,000; Sibylle Wankel: €5,000; and Hans-Jürgen Hartung: €4,000.

The Chairman of the Supervisory Board is entitled to receive 300 percent, and each of the deputy chairmen 150 percent, of the fixed and the variable compensation of an ordinary member. Furthermore, each member of the Audit Committee and the Chairman's Committee is entitled to receive additional compensation amounting to 50 percent of the fixed and the variable compensation of an ordinary member, while the chairmen of these committees are entitled to receive additional compensation amounting to 100 percent of the fixed and the variable compensation of an ordinary member. In addition, each member of the Compliance Committee and the Finance and Investment Committee is entitled to receive additional compensation amounting to 25 percent of the fixed and the variable compensation of an ordinary member, while the chairmen of these committees are entitled to receive additional compensation amounting to 50 percent of the fixed and the variable compensation of an ordinary member. The aggregate compensation of the Chairman of the Supervisory Board shall not exceed 400 percent of the fixed and the variable compensation of an ordinary member. If a Supervisory Board member does not attend a meeting of the Supervisory Board, one-third of the aggregate fixed and variable compensation due to such member is reduced by the percentage of Supervisory Board meetings not attended by such member in relation to the total number of Supervisory Board meetings held during the fiscal year.

In addition, the members of the Supervisory Board are entitled to receive a meeting attendance fee of €1,000 per meeting of the Supervisory Board and its committees attended by them.

The members of the Supervisory Board are reimbursed for out-of-pocket expenses incurred in connection with their duties and for any sales taxes to be paid on their remuneration. In consideration for the performance of his duties, the Chairman of the Supervisory Board is furthermore entitled to an office with secretarial support and use of the Siemens carpool service.

No loans from the Company are provided to members of the Supervisory Board.

3. Other

The Company provides a group insurance policy for board and committee members and employees of the Siemens organization that is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. In such a case, the Company may, with effect from October 1, 2005, hold members of the Managing Board liable for such loss up to an amount equivalent to 20 percent of the fixed salary. In the same way, each member of the Supervisory Board has individually agreed to be held liable up to an amount equivalent to 20 percent of the fixed compensation component. The insurance policy for fiscal year 2010 includes a deductible for the members of the Managing and the Supervisory Board subject to the requirements of the German Stock Corporation Act (AktG) and the German Corporate Governance Code.

Management's discussion and analysis

Business and operating environment

THE SIEMENS GROUP – ORGANIZATION AND BASIS OF PRESENTATION

We are a globally operating, integrated technology company with core activities in the fields of industry, energy and healthcare, and we occupy leading market positions worldwide in the majority of our businesses. We can look back on a successful history spanning more than 160 years, with groundbreaking and revolutionary innovations such as the invention of the dynamo, the first commercial light bulb, the first electric streetcar, the construction of the first public power plant, and the first images of the inside of the human body. We have more than 400,000 employees and business activities in around 190 countries, and reported consolidated revenue of €76.651 billion in fiscal 2009. Our production capacity is distributed across more than 230 production and manufacturing facilities worldwide. In addition, we have office buildings, warehouses, research and development facilities and sales offices in almost every country in the world.

Siemens comprises Siemens AG as the parent company and a total of approximately 1,300 legal entities, including minority investments. Our Company is incorporated in Germany, with our corporate headquarters situated in Munich. Siemens operates under the leadership of its Managing Board, which comprises the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of Siemens as well as the heads of selected corporate functions and the CEOs of the three Sectors. A clear management principle, the so-called CEO principle, has been put into practice at all levels of our operations – in our Sectors, Divisions and Business Units as well as our regional Clusters. This principle establishes clear, direct lines of responsibility and consequently accelerates our decision-making processes.

Our business activities focus on our three Sectors, Industry, Energy and Healthcare, which form three of our reportable segments. In addition to our three Sectors, we have three additional reportable segments: Equity Investments and our two Cross-Sector Businesses Siemens IT Solutions and Services and Siemens Financial Services (SFS).

Basis of Presentation as of September 30, 2009


Reportable Segments
Industry Sector
Industry Automation
Drive Technologies
Building Technologies
OSRAM
Industry Solutions
Mobility
Energy Sector
Fossil Power Generation
Renewable Energy
Oil & Gas
Power Transmission
Power Distribution
Healthcare Sector
Imaging & IT
Workflow & Solutions
Diagnostics
Equity Investments
Cross-Sector Businesses
Siemens IT Solutions and Services
Siemens Financial Services
Reconciliation to Consolidated Financial Statements
Other Operations
Siemens Real Estate
Corporate Items and Pensions
Eliminations, Corporate Treasury and other reconciling items

Our Industry Sector offers a complete spectrum of products, services and solutions for the efficient use of resources and energy and improvements of productivity in industry and infrastructure. Its integrated technologies and holistic solutions address primarily industrial customers, such as process and manufacturing industries, and infrastructure customers, especially in the areas of transport, buildings and utilities. The portfolio spans industry automation and drives products and services, building, lighting and mobility solutions and services, and system integration and solutions for plant businesses. Our Industry Sector comprises the six Divisions, Industry Automation, Drive Technologies, Building Technologies, OSRAM, Industry Solutions and Mobility. Many of the business activities of Industry Automation, Drive Technologies and OSRAM are characterized by relatively short business cycles and as such are influenced by prevailing economic conditions. In contrast, the longer-cycle business activities of the Mobility Division are less strongly affected by short-term trends. The Industry Sector currently has around 207,000 employees, and in fiscal 2009 reported external revenue of €33.915 billion. Of this figure, 57% was attributable to the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa and the Middle East, 24% to the Americas, and 19% to Asia, Australia. The largest single national market for the Industry Sector is Germany, with 20% of external revenue for the Sector during fiscal 2009.

Our Energy Sector offers a wide spectrum of products, services and solutions for the generation, transmission and distribution of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry. Our Energy Sector is made up of the six Divisions, Fossil Power Generation, Renewable Energy, Oil & Gas, Energy Service, Power Transmission and Power Distribution. Financial results relating to the Energy Service Division are reported in the Divisions Fossil Power Generation and Oil & Gas. Many of the business activities of our Energy Sector are characterized by relatively long-term projects and as such are relatively independent of short-term economic conditions. The Energy Sector has around 85,000 employees and reported external revenue of €25.405 billion for fiscal 2009. Thereof, 58% was attributable to Europe, C.I.S., Africa, Middle East, 26% to the Americas, and 16% to Asia, Australia. The United States (U.S.) was the largest single national market for Energy in fiscal 2009, accounting for 16% of external revenue for the Sector.

Our Healthcare Sector offers customers a comprehensive portfolio of medical solutions across the value-added chain – ranging from medical imaging to in-vitro diagnostics to interventional systems and clinical information technology systems – all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with SFS, financing to assist customers in purchasing the Sector's products. Our Healthcare Sector is composed of the three Divisions, Imaging & IT, Workflow & Solutions and Diagnostics. The Sector's business activities are relatively unaffected by short-term economic trends but are dependent on regulatory and policy developments around the world, particularly including ongoing healthcare reform efforts in the U.S. The Healthcare Sector currently has around 48,000 employees, and in fiscal 2009 reported external revenues of €11.864 billion. Of this figure, 40% was attributable to the region comprising Europe, C.I.S., Africa and the Middle East, 43% to the Americas, and 17% to Asia, Australia. By far the largest single national market for Healthcare is the U.S., with 38% of external revenue for the Sector during fiscal 2009.

In general, Equity Investments comprises equity stakes held by Siemens that are accounted for by the equity method, at cost or as current available-for-sale financial assets and which are not allocated to a Sector, a Cross-Sector Business, Siemens Real Estate (SRE), Pensions or Corporate Treasury for strategic reasons. Major components of Equity Investments include our 50% stakes in Nokia Siemens Networks B.V. (NSN) and BSH Bosch und Siemens Hausgeräte GmbH (BSH), our 49% stake in Enterprise Networks Holdings B.V. (EN), and our 49% stake in Krauss-Maffei Wegmann GmbH & Co. KG (KMW).

Siemens IT Solutions and Services designs, builds and operates both discrete and large scale information and communications systems and offers comprehensive information technology and communications solutions from a single source both to third parties and to other Siemens entities. Siemens IT Solutions and Services currently has around 35,000 employees and reported external revenue of €3.580 billion for fiscal 2009. Siemens Financial Services is an international provider of financial solutions in the business-to-business area. SFS supports Siemens as well as third parties in the three industry areas of industry, energy, and healthcare. SFS finances infrastructure, equipment and working capital and supports and advises Siemens concerning financial risk and investment management. By integrating financing expertise and industrial know-how, SFS creates value for its customers and helps them strengthen their competitiveness. SFS has around 2,000 employees.

Within Management's discussion and analysis, the following financial performance measures are provided for our three Sectors, our Cross-Sector Business Siemens IT Solutions and Services and for 14 Divisions of our Sectors: new orders, revenue, profit and profit margin. For Equity Investments we report profit, and for SFS we report profit and total assets within Management's discussion and analysis. In addition, further information including free cash flow is reported for each reportable segment in the "Notes to Consolidated Financial Statements." For information related to the definition of these performance measures and to the reconciliation of segment performance measures to the consolidated financial statements, see "Notes to Consolidated Financial Statements."

On a geographic basis, Siemens is subdivided into 17 regional Clusters, which are in turn assigned to one of our three reporting regions, each of which is the responsibility of one member of the Managing Board. We report financial performance measures for these three regions:

Regional structure as of September 30, 2009


Regional structure
Europe, C.I.S.[1], Africa, Middle East
Americas
Asia, Australia

1 Commonwealth of Independent States.

In addition, we report financial information at group level for certain major countries within each region, including Germany (within the region Europe, C.I.S., Africa, Middle East), the U.S. (within the region Americas), and China and India (within the region Asia, Australia).

GLOBAL MEGATRENDS

Global megatrends are long-term processes that will drive global demand in coming decades. We at Siemens view demographic change, urbanization, climate change and globalization as megatrends that will have an impact on all humanity and leave their mark on global developments. We therefore have aligned our strategy and business activities with these trends. In our three Sectors, Industry, Energy and Healthcare, we have forward-looking products and solutions with which we can deal with climate change, contribute to improved healthcare for an aging population, and shape infrastructures and mobility in urban areas in an energy-efficient and thus environmentally friendly way.

Demographic change includes a number of trends, one of the most important ones being the increasing average age of the population of many countries, particularly industrialized nations. This trend is important to Siemens because we provide a wide range of products and solutions for preventative healthcare and early diagnosis of disease – two essential requirements for living longer, healthier lives.

Urbanization refers to the growing number of large, densely populated cities around the world. This includes both established metropolitan centers in industrialized nations and fast-rising urban centers in emerging economies. Urbanization is driven by a number of forces, including immigration from rural areas and population growth in urban areas. This megatrend is important to Siemens because we provide products and solutions for manufacturing, urban transit, building construction, power distribution and hospitals, among others.

Climate change embraces many trends, including but not limited to increasing the efficiency of power generation from fossil fuels; generating energy from renewable sources such as wind; increasing the efficiency and performance of electrical grids; increasing the energy efficiency of transportation and industrial processes; reducing the energy needs of buildings; and reducing emissions from all of the above.

Globalization refers to the increasing interconnection of national economies as well as the growing importance of multinational enterprises. Globalization is important to Siemens because we operate in approximately 190 countries with common solutions, technologies, logistics, information systems, and business processes across all regions. This global network enables us to help simplify the process of globalizing almost any business for our customers.

STRATEGY

Strategy of the Siemens Group

Our corporate strategy is derived from our **vision**:

Siemens will pioneer
- energy efficiency,
- industrial productivity,
- affordable and personalized healthcare,
- and intelligent infrastructure solutions

based on market and technology leadership.

Our strategic goal is sustainable, profitable growth. To achieve this goal we seek to maintain a leading position in regional and technological markets in which major global developments – the aforementioned megatrends – generate strong long-term demand for our products and solutions. Accordingly, Siemens has taken steps in recent years to align its portfolio squarely with the four megatrends of demographic change, urbanization, climate change and globalization. The focus on our Sectors Industry, Energy and Healthcare gives us a solid structural platform on which to build and sustain an excellent position in attractive and long-lived growth markets. The majority of our businesses already enjoy leading positions in terms of market share and technology leadership and accordingly have the necessary strength to grow profitably and sustainably in a competitive global market.

We are implementing this corporate strategy through our Fit42010 program, which aims to exploit the potential of our integrated technology company in line with our values – to be responsible, excellent and innovative – and our clear focus on the customer. Fit42010 further details our objective of sustainable, profitable growth by defining ambitious targets for growth, profitability and liquidity. We set these targets based on normal business cycles, unlike the current global recessionary conditions and the adverse effects of the financial crisis (see "– Financial performance measures").


People Excellence
High-performance culture
Global diverse talents
Leadership culture & development
Expert careers
Portfolio
Focus on three Sectors Industry, Energy and Healthcare
Stringent resource allocation
Focus on organic growth and leveraging past acquisitions
Customer excellence
Leverage Siemens brand
Performance
ROCE of 14 – 16%
Optimized capital structure
Cash conversion rate "1 – growth rate"
> 2 x GDP growth
Best-in-class margin ranges
SG&A reduction of 10%
Fit4
2010
Leadership and governance structure
Our Values: Responsible – Excellent – Innovative
top Operational Excellence
Best-in-class for all businesses and functions through
Open innovations
Global supply chain management
Corporate Responsibility
Benchmark in transparency and compliance
Corporate governance
Compliance
Climate protection
Corporate citizenship

Fit4 2010 divides the potential harbored by Siemens as an integrated technology company into four categories: Portfolio, People Excellence, Operational Excellence and Corporate Responsibility. We have carefully targeted our Portfolio at attractive markets by means of stringent resource allocation and a clear focus on the three Sectors (see "– The Siemens Group – Organization and basis of presentation"). We deliver outstanding value for our customers because, within the context of People Excellence, our standard is to employ the best workers worldwide – which is of course necessary to a high-performance culture (see "– Non-financial performance measures"). Diversity in our management is a key component of our corporate strategy and a fundamental prerequisite for our Company's long-term success. Our goal is to fill every position at Siemens with the most qualified employee – irrespective of factors like nationality, age, gender, background or religion.

Open innovations – opening up a business to bring in the expertise of a wide range of internal and external experts in different areas from around the world – helps to ensure that we continue to constantly develop and refine our cutting-edge technology. Open innovations forms part of the Operational Excellence element of Fit4 2010, as does Global supply chain management, which is intended to boost efficiency in sourcing and the supply chain throughout our Company (see "– Important corporate programs and initiatives – Supply Chain Management initiative" and "– Non-financial performance measures"). The Corporate Responsibility element, finally, has seen us introduce a uniform compliance program worldwide, with systems and processes to ensure proper conduct, and continues to highlight both our commitment to society and our acknowledgement of the enormous significance of climate protection (see "– Non-financial performance measures").

Segment strategies

Our Industry Sector is a global market and technology leader in industrial and infrastructure process automation. The Sector aims to make customers more competitive by automating the entire lifecycle of customer investments. Its innovative and environmentally-friendly products, systems, services and solutions are designed specifically to increase the productivity and flexibility of its customers and to help them make more efficient use of resources and energy. Our Industry Sector relies on common technology platforms (such as Totally Integrated Automation, or TIA) that are developed into business-specific applications by the Divisions. This approach is intended to enable the Divisions to achieve profitable above-average growth.

Our Energy Sector is the only company in the world capable of improving efficiency throughout the entire chain of energy conversion, from the extraction of oil & gas via power generation to the transmission and distribution of electric energy. As an integrated technology company, the Sector occupies a leading position in its industry in terms of technology and continues to set industry standards. Our Energy Sector aims to grow profitably and at a faster than average rate to achieve a market-leading position in every single business area.

The strategy pursued by our Healthcare Sector focuses on increasing efficiency in healthcare by improving the quality while reducing cost at the same time. The Sector strives to continuously enhance its leading position in the market by consistently focusing on customer requirements and an innovation strategy for its products, services and solutions to meet these needs. Our Healthcare Sector is working on building up its presence in the growth markets of the future throughout the value chain and on continuously improving its own cost position. The Sector has a clear focus on profitable growth and aims for a steady expansion of its market share. Its integrated approach combining medical imaging, laboratory diagnostics and the IT systems required for modern healthcare addresses the entire medical supply chain – from prevention and early detection to diagnosis, and on to treatment and aftercare.

As a leading international IT service provider, Siemens IT Solutions and Services has the capacity to meet all needs from a single source. Its portfolio ranges from consulting via system integration to the comprehensive management of IT infrastructures, as well as software development. Its expertise, which extends well beyond straightforward IT requirements, provides the basis for successful, highly complex IT projects that help customers all over the world to permanently retain and improve their competitive edge. SFS pursues a three-part strategy, comprising the management of the financial risks to which Siemens is exposed, the tailoring of financing solutions for Siemens customers to support our Company's business activities, and the provision of finance for other companies, primarily in the three industry areas of industry, energy and healthcare. By leveraging its financing expertise and industrial know-how, SFS creates value for its customers and helps them strengthen their competitiveness.

Important corporate programs and initiatives

Environmental portfolio

Our environmental portfolio provides a compelling demonstration of the way we have aligned our business activities with the aforementioned megatrends, in this case climate change. It contains technologies that make a direct and verifiable contribution to the environment and to climate protection. The elements of the portfolio fall into three main groups: products and solutions with exceptional energy efficiency, such as combined cycle power plants, energy-saving light bulbs and intelligent building technologies; systems and components for renewable forms of energy, such as grid access for wind turbines and steam turbines for solar power; and environmental technologies in fields such as water technologies and air pollution control.

With our environmental portfolio we intend to help our customers to reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through an increase in their productivity. Our new increased target by 2011 is to reduce our customers' annual carbon dioxide emissions by approximately 300 million metric tons through the Siemens products and solutions installed at our customers from the beginning of fiscal 2002 and still in use. The products and solutions installed until fiscal 2009 are already reducing carbon dioxide emissions by approximately 210 million metric tons a year.

Equally important is the fact that the environmental portfolio also enables us to claim a share of attractive markets with better than average growth potential. We have set ourselves ambitious revenue targets for the environmental portfolio. Despite the continuous challenges from macroeconomic and financing conditions, our goal is to generate €25 billion in revenue from products and solutions for environmental and climate protection by fiscal 2011. Including newly incorporated products and solutions and a strong performance of our environmental portfolio in fiscal 2009, revenues from this portfolio in the current year amounted to €23.0 billion and were above the comparable revenues of €20.7 billion in fiscal 2008. This means that our environmental portfolio already accounts for about 30% of our total sales.

There is no standard system that applies across companies for compiling and calculating revenues generated from products and solutions for environmental and climate protection and the quantity of reduced carbon dioxide emissions attributable to such products and solutions. Accordingly, revenues from our environmental portfolio and the reduction of our customers' annual carbon dioxide emissions may not be comparable with similar information reported by other companies. We subject revenues from our environmental portfolio and the reduction of our customers' annual carbon dioxide emissions to internal documentation and review requirements which are, however, different from those underlying our financial information. We may change our policies for recognizing revenues from our environmental portfolio and the reduction of our customers' annual carbon dioxide emissions in the future without previous notice.

After the first external review of data and processes of our environmental portfolio in fiscal 2007, we again commissioned an independent accounting firm to conclude on our environmental portfolio for fiscal 2008. Such review is different from an audit as it was performed for our consolidated financial statements. The outcome of the review was favourable and the independent accounting firm recorded the results, in particular the details relating to total revenues generated by the environmental portfolio and the quantity of reduced carbon dioxide emissions attributable to it, in an Independent Assurance Report. We intend to continue this practice and will subject the environmental portfolio data and processes for fiscal 2009 to a similar external review.

Global SG&A program

The global program for the reduction of marketing, selling and general administrative (SG&A) expenses we launched in fiscal 2008 was targeted at improving the efficiency of the selling and administration processes in our corporate functions, our Sectors, Divisions and Cross-Sector Businesses as well as our regional Clusters. The program played an important role in helping us to substantially improve our competitive position on the cost side over the course of fiscal 2009, despite the difficult environment created by the global financial and economic crisis. As we have already achieved our SG&A cost-cutting target for fiscal 2010 a year ahead of schedule, we successfully completed our global SG&A program at the end of fiscal 2009.

We reduced our SG&A expenses by €1.2 billion in the current fiscal year from the level of fiscal 2007, despite major acquisitions during and between the periods under review and severance charges related to SG&A reduction in fiscal 2009. SG&A expenses in the current fiscal year amounted to 14.2% of revenue, compared to 16.7% in fiscal 2007. A reduction in expenditures for IT infrastructure and external consultants as well as job reductions in administration and sales functions accounted for part of this improvement. Our pooling and process simplification initiatives across numerous administrative activities in the Sectors and regional Clusters also made a significant impact in 2009, as did our sales channel optimization efforts. Effects due to lower demand caused by the economic downturn also contributed to reduced SG&A expenses. Going forward, our primary objective will be to sustain the achieved cost savings after the completion of our global SG&A program.

The job reduction measures under the SG&A program, which provided for around 12,600 job cuts worldwide, primarily in administration, have also been completed during fiscal 2009. The restructuring expenses associated with these job cuts were largely accounted for in fiscal 2008, when we incurred expenses in the amount of €1.081 billion. Within Segment information, the restructuring expenses for job reduction measures under the SG&A program and related to the program were recognized under Corporate items.

Supply Chain Management initiative

In fiscal 2009, we have launched a Supply Chain Management initiative with the objective of working with our suppliers to establish a leading global procurement network, push the development of technologies, and accelerate innovation cycles. The initiative is intended to generate substantial and sustainable improvements in profitability for the Siemens Group by optimizing our supply chain management and to better manage our supplier-related risk.

One of the key levers for achieving the potential savings is to integrate procurement activities across our Sectors. By bundling and focusing our purchasing volume throughout Siemens, we expect to obtain lower prices through bulk purchasing.

A second central component of our Supply Chain Management initiative is global value sourcing, which entails the development of a competitive global supply network and joint product development and innovations with our key suppliers. In addition, we want to increase the share of sourcing in emerging countries in the medium term, in order to achieve a better regional balance between revenue volume and procurement volume.

A further measure is to intensify our cooperation with those suppliers who contribute most to our value creation. This measure implies that we intend to significantly reduce the number of our suppliers.

We have set clear and ambitious targets for our Supply Chain Management initiative: by fiscal 2010, we intend to increase the share of cross-Sector managed procurement volume by 60% over fiscal 2008 levels; and in the medium term, we seek to increase the share of sourcing from emerging markets to 25% of the Group's total volume, and reduce our total number of suppliers by 20%.

Program for the reduction of legal entities

In order to reduce complexity within the structure of our group, to optimize synergies and to strengthen governance and transparency, we have started a program aimed at reducing the number of legal entities, including minority investments, to fewer than 1,000 by 2010. Due to significant M&A activities targeted at enhancing and optimizing our portfolio, the number of legal entities had substantially increased in recent years.

The reduction will be achieved primarily by integrating legal entities into existing Siemens regional companies. Streamlining actions within our portfolio will also contribute to the goal. At the end of fiscal 2009, we successfully reduced the number of legal entities to approximately 1,300. This compares to approximately 1,600 legal entities at the end of the prior year and approximately 1,800 legal entities at the end of fiscal 2007. For fiscal 2010, we have set an additional reduction target of 300 legal entities.

RESEARCH AND DEVELOPMENT

R&D Intensity

	Research and development expenses (in billions of €)	Research and development intensity[1]
FY 2009	3.900	5.1%
FY 2008	3.784	4.9%
FY 2007	3.399	4.7%

1 R&D intensity is defined as the ratio of R&D expenses and revenue.

It is our aim to continue to strengthen our innovation capability. Therefore Siemens increased research and development (R&D) spending in fiscal 2009 by 3.1% year-over-year, to €3.900 billion.

The Industry Sector invested €1.8 billion with an R&D intensity of 5.2%, the Energy Sector invested €0.8 billion with an R&D intensity of €3.0% and the Healthcare Sector invested €1.1 billion with an R&D intensity of 9.1%. Our corporate R&D organization, Corporate Technology (CT), and Siemens IT Solutions and Services also invested in R&D activities.

Siemens also benefited from public funding for R&D project work in fiscal 2009. As in the prior year, Siemens participated in more than 1,000 cooperation projects in 2009, both domestically and internationally. This includes direct cooperation with universities, research institutes and other industrial companies as well as participation in joint programs backed by public support such as from the European Union or the German Federal Ministry of Education and Research (BMBF).

R&D indicators

	FY 2009	FY 2008	FY 2007
Employees[1]	**31,800**	32,200	30,900
Inventions[2]	**7,700**	8,200	7,900
Patent applications[2]	**4,200**	5,000	4,900

1 Average number of employees in fiscal year.
2 Prior-year information not adjusted for businesses disposed of.

We employ 12,700 employees engaged in R&D in Germany, and 19,100 employees engaged in R&D in about 30 other countries including the U.S., China, India, Austria, Slovakia, the U.K., Sweden, Denmark, Switzerland and Croatia.

Siemens' patent portfolio consists of more than 56,000 patents worldwide, an increase from 55,000 patents a year earlier. According to statistics for patent applications in calendar 2008, Siemens ranked second in Germany, second in Europe and twelfth in the U.S. For calendar 2007, Siemens was second in Germany, third in Europe and eleventh in the U.S.

The following R&D priorities were set in fiscal 2009: (1) safeguarding the Company's long-term prospects, (2) increasing the Company's competitive edge in technology and (3) optimizing the allocation of R&D resources.

CT works closely with the R&D teams in the Sectors and Divisions. CT, which has more than 5,000 employees, is tightly networked to facilitate efficient collaboration between its various sites around the world and with the rest of the Company. Its principal research operations are in the U.S., the U.K., Germany, Austria, the Slovak Republic, Russia, India, China and Singapore.

Within our Sectors the R&D efforts are focused on the next generation of products and solutions and preparing for successful market launches. CT's researchers and developers, in contrast, look further ahead and focus on identifying the fundamental technologies that will be required for the next-succeeding generation. The strong links they maintain with global research establishments and their close working relationships with those parts of the company most familiar with products and customers help to ensure that important technical and social trends are recognized, analyzed at an early stage and created. CT is committed to the principles of open innovation and accordingly makes sure the Company continually receives a flow of information with long-term value from the science and engineering disciplines.

CT covers a wide range of global technology fields including materials, microsystems, production methods, software, engineering, power, sensors, automation, medical informatics and imaging, information and communication, raw material extraction and processing, and off-grid energy. Our so-called SMART products (meaning Simple, Maintenance-friendly, Affordable, Reliable and Timely to market) incorporate new technologies in a form that enables them to compete effectively in price-sensitive markets, such as in rural regions and areas with poorly developed infrastructure. These inexpensive products are tailored to the specific requirements of their target markets and are particularly reliable and easy to use and maintain. CT and the Sectors have SMART solutions under development in fields including healthcare and decentralized power generation, and a number are already successfully in place.

Solutions capable of strengthening and advancing our environmental portfolio are a strong point of Siemens' R&D initiatives. Key objectives in this context include increasing efficiency in power generation, be it renewable or conventional; low-loss power transmission; the development of smart power grids; and the efficient use of energy in transport, industrial production, buildings and lighting. Siemens' researchers and developers are investigating every aspect of e-mobility, from the technology of electric vehicles themselves to integrating them into future smart grids. In addition, they continue to develop improved systems for preventing water and air pollution as well as new solutions for purifying drinking water, some of which use novel membrane technologies.

A priority for the Industry Sector is integrating product planning and production processes into product lifecycle management IT systems. The goal is to slash time to market by up to 50% by speeding up these processes at every point of the value chain. Advances in automation technology and, above all, in software will play a vital role here. Other leading priorities for the Industry Sector include increasing energy efficiency, reducing resource consumption and cutting emissions. This goes for improvements in building systems technologies, the development of higher-performance lighting solutions, for example using LEDs, as well as better solutions for buildings and transportation, ranging from energy-saving engines to the "Complete Mobility" approach, which involves fully integrating different modes of transport with each other in order to bring people and goods to their destination even faster, more efficiently and in even greater comfort.

The focal point of R&D activities in the Energy Sector is developing more efficient methods for the generation, transmission and distribution of power. In this regard, converting existing power grids to smart grids plays a key role. Smart networks are essential for sustainable power systems and for effectively integrating ever-increasing power supplies from renewable resources as well as future electric vehicles into the energy mix. Optimized solutions for solar thermal power plants are also part of the R&D mission at Energy, along with floating wind turbines for use far offshore, using new materials in turbine blades to improve power plant efficiency, innovative techniques for reducing losses in electricity transmission, and technologies to capture greenhouse gases such as carbon dioxide from the flue gas of fossil-fuel-fired power stations.

Mindful of the growing and ageing global population, the Healthcare Sector is committed to offering high quality healthcare solutions at an affordable price and its R&D activities are consequently focused primarily on innovations that will help it to meet the associated customer requirements more effectively. Foremost here is combining the various imaging techniques, which are making it possible to obtain ever more detailed three-dimensional pictures of the body faster and with less risk for the patient, with laboratory diagnostics and information technology in order to create much better and more coordinated workflows. Information from the various diagnostic methods enables practitioners not only to detect disease more accurately and at an earlier stage, but also to match treatment more closely to individual patient needs, for example by allowing them to monitor the efficacy of medication more precisely and bring to bear the full evaluative and analytical capabilities of modern computers.

FINANCIAL PERFORMANCE MEASURES

Our Fit42010 strategic program includes both financial and non-financial performance measures. Our financial performance measures focus on growth, profitability, capital efficiency, cash conversion, and optimization of our capital structure. We believe that these measures help us increase the value and competitiveness of our Company and thereby strengthen our leadership positions or close the gap to our top competitors. We set ambitious targets for all our financial performance measures, however, based on normal business cycles, unlike the current global recessionary conditions and the adverse effects of the financial crisis. For information about non-financial measures included within Fit42010, see " – Non-Financial performance measures." The section "Financial performance measures" includes several measures that are or may be non-GAAP financial measures. For further information about these measures please refer to the end of this Management's discussion and analysis.

Operational performance measures


Profitability/
Capital
efficiency
Value Generation
Growth
Liquidity

The first of our operational performance measures focuses on growth, in order to ensure the revenue development required to produce income growth. Our goal for the current fiscal year was to grow annual organic revenue at twice the rate of global GDP growth. In case of negative GDP growth, this means that a percentage decline in annual organic revenue for Siemens was targeted at less than half the rate of decline in global GDP.

Revenue growth[1]

$$\left[\frac{\text{Revenue current period}^1}{\text{Revenue prior-year period}} - 1\right] \times 100\%$$

FY 2009	**0%**	
FY 2008	9%	

Target 2009: <0.5 GDP decline. As of October 14, 2009, IHS Global Insight Inc. expects negative growth of 2.1% in GDP in 2009.

1 Excluding currency translation and portfolio effects.

Our primary measure for the conversion of revenue growth to income growth is profit margin, applied and reported at the Sector, Division and Cross-Sector Business level. For our Sectors, Divisions and for Siemens IT Solutions and Services, profit margin is calculated as the ratio of profit to revenue, while profit for these businesses is defined as earnings before financing interest, certain pension costs, and income taxes, and also may exclude various categories of items, which are not allocated to these businesses since Management does not regard such items as indicative of their performance. In fiscal 2009, profit of the Diagnostics Division and the Healthcare Sector is adjusted for purchase price accounting (PPA) effects and integration costs for comparison with the margin ranges.

In contrast, and in line with common practice in the financial services industry, the profitability measure for SFS is return on equity, defined as Income before income taxes divided by the average allocated equity for SFS. Our target ranges and the fiscal 2009 performances of our Sectors, Divisions and Cross-Sector Businesses, are shown below.

Profit margin fiscal year 2009

$$\frac{\text{Profit}}{\text{Revenue}} \times 100\%$$

	Margin		Target range
Industry	**7.7%**		**9 – 13%**
Industry Automation	9.1%		12 – 17%
Drive Technologies	11.1%		11 – 16%
Building Technologies	6.4%		7 – 10%
OSRAM	2.2%		10 – 12%
Industry Solutions	5.3%		5 – 7%
Mobility	6.1%		5 – 7%
Energy	**12.9%**		**11 – 15%**
Fossil Power Generation	13.0%		11 – 15%
Renewable Energy	13.0%		12 – 16%
Oil & Gas	11.7%		10 – 14%
Power Transmission	11.7%		10 – 14%
Power Distribution	13.2%		11 – 15%
Healthcare[1]	**14.2%**		**14 – 17%**
Imaging & IT	16.2%		14 – 17%
Workflow & Solutions	(3.5)%		11 – 14%
Diagnostics[1]	16.8%		16 – 19%
Siemens IT Solutions and Services	**1.9%**		**5 – 7%**
Siemens Financial Services[2]	**25.9%**		**20 – 23%**

☐ **Target range**

1 Profit margin including PPA effects and integration costs for Healthcare is 12.2% and for Diagnostics 9.7%.

2 Return on equity.

Our capital efficiency measure is return on capital employed (ROCE). This measure assesses our income generation from the point of view of our shareholders and creditors, who provide us with capital. ROCE is defined as Income from continuing operations (before interest) divided by average capital employed. Income from continuing operations (before interest) is defined as Income from continuing operations (as presented in the Consolidated Financial Statements) excluding Other interest income (expense), net (as presented in the Notes to Consolidated Financial Statements) and excluding taxes on Other interest income (expense), net. Capital employed is defined as Total equity plus Long-term debt plus Short-term debt and current maturities of long-term debt minus Cash and cash equivalents, each as presented in the Consolidated Financial Statements, and plus Liabilities associated with assets classified as held for disposal minus Assets classified as held for disposal, if relating to discontinued operations and as presented in the "Notes to Consolidated Financial Statements." Our goal is to achieve ROCE in the range of 14–16%.

ROCE (continuing operations)

$$\frac{\textbf{Income from continuing operations (before interest)}}{\textbf{Average capital employed}^{1}} \times 100\%$$

FY 2009	**6.1%**		
FY 2008	4.8%		

▭ **Target corridor: 14–16%**

1 Adjusted by the net of assets classified as held for disposal less liabilities associated with assets classified as held for disposal.

Another operational performance measure is cash conversion rate (CCR), which shows us how much of our income we are converting to free cash flow. The calculation of CCR is shown below. Free cash flow presented in the Notes to Consolidated Financial Statements is defined as Net cash provided by (used in) operating activities (continuing operations) minus Additions to intangible assets and property, plant and equipment (continuing operations). Our target for CCR is 1 minus our annual organic revenue growth rate.

Cash conversion rate (continuing operations)

$$\frac{\textbf{Free cash flow from continuing operations}}{\textbf{Income from continuing operations}}$$

FY 2009	**1.54**	
FY 2008	3.09	

Target: 1 minus revenue growth rate

In addition to the operational performance measures just discussed, we use several other metrics to assess the economic success of our business activities. To determine whether a particular investment is likely to generate value for Siemens, we use ROCE, net present value or economic value added (EVA). The latter considers the cost of capital in calculating value creation, by comparing the expected earnings of an investment against the cost of capital employed. To measure our liquidity management, we analyze the net working capital turns of our operating activities, as well as additions to intangible assets and property, plant and equipment as a percentage of amortization and depreciation. For the latter measure, we have set a target of 95–115%.

Capital structure management

We have also adopted a measure for capital structure management to complement our operational performance measures. We seek to optimize our capital structure so that we can better manage our debt-equity ratio while ensuring both unrestricted access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Capital structure (continuing operations)

Adjusted industrial net debt / **EBITDA (adjusted)**

FY 2009	**0.31**	
FY 2008	0.39	

Target corridor: 0.8 – 1.0

Following comprehensive analyses of competitive benchmarks, we calculate our capital structure measure as the ratio of "adjusted industrial net debt" to "EBITDA (adjusted)". For further information on this calculation, see "Financial position – Capital structure." We aim to achieve a ratio in the range of 0.8 – 1.0.

Definition of other financial performance measures

We also use other financial performance measures in addition to the measures described above, such as new orders and order backlog for the assessment of our future revenue potential. We define and calculate new orders and order backlog as follows:

Under our policy for the recognition of new orders, we generally recognize a new order when we enter into a contract that we consider "legally effective and binding" based on a number of different criteria. In general, if a contract is considered legally effective and binding, we recognize the total contract value. The contract value is the agreed price or fee for that portion of the contract for which the delivery of goods and/or the provision of services is irrevocably agreed. Future revenues from service, maintenance and outsourcing contracts are recognized as new orders in the amount of the total contract value only if there is adequate assurance that the contract will remain in effect for its entire duration (e.g., due to high exit barriers for the customer). New orders are generally recognized immediately when the relevant contract becomes legally effective and binding. The only exception is orders with short overall contract terms. In this case, a separate reporting of new orders would provide no significant additional information regarding our performance. For orders of this type the recognition of new orders thus occurs when the underlying revenue is recognized.

Order backlog represents the future revenues of our Company resulting from already recognized new orders. Order backlog is calculated by adding the new orders of the current fiscal year to the balance of the order backlog from the prior fiscal year and subtracting the revenue recognized in the current fiscal year. If an order from the current fiscal year is cancelled or its amount is modified, we adjust our new order totals for the current quarter accordingly, but do not retroactively adjust previously published new order totals. However, if an order from a previous fiscal year is cancelled, new orders of the current quarter and accordingly the current fiscal year are generally not adjusted, instead, if the adjustment exceeds a certain threshold, the existing order backlog is revised. Aside from cancellations, the order backlog is also subject to changes in the consolidation group and to currency translation effects.

There is no standard system for compiling and calculating new orders and order backlog information that applies across companies. Accordingly, our new orders and order backlog may not be comparable with new orders and order backlog reported by other companies. We subject our new orders and our order backlog to internal documentation and review requirements. We may change our policies for recognizing new orders and order backlog in the future without previous notice.

NON-FINANCIAL PERFORMANCE MEASURES

The Fit42010 program specifies the priorities and performance targets we believe will enable us to achieve our overall strategy, which is to sustain profitable growth by addressing the opportunities inherent in global megatrends. The program thus contains both financial and non-financial performance measures chosen to help us to strengthen our leadership positions or close the gap to our leading competitors. For a description of the financial performance measures included in Fit42010, see "– Financial performance measures" earlier in this report.

The non-financial performance measures included in Fit42010 are grouped into four categories: People Excellence, Portfolio, Operational Excellence and Corporate Responsibility. We describe these four categories as operational "levers" that enable us to achieve our financial performance targets.

People Excellence is fundamental to organizational excellence. We therefore aim to attract, develop and retain the best and brightest employees worldwide, delivering outstanding results in a high performance culture. Our practical approach to people excellence includes the following key levers: *High performance culture* (e.g. Remuneration System, Share Matching Plan), *Global diverse talents* (e.g. Diversity Initiative, Top Talents, Key Experts), *Leadership culture & development* (e.g. Siemens Leadership Excellence Programs, Global Learning Board), and our *Performance Management Process (PMP)*.

In a *High performance culture* every individual is striving for their personal best to achieve set targets. Siemens has introduced a bonus component of variable compensation that is mandatory worldwide for top executive management and senior management. The bonus is composed of various target categories: Unit Performance (also against competition), Individual Performance and Siemens Performance, thus striving for and ensuring high performance on all levels.

With the clear intention to foster an equity culture in the Company, Siemens AG has also introduced a Share Matching Plan to enable our people to share in the Company's success and to help them to accumulate assets. Under the terms of this equity program, participating employees receive one free Siemens share for every three shares they have purchased provided the latter are retained for a period of three years. The amount that can be invested is defined as a percentage of bonus (for senior management) respective a percentage of annual income (for non senior management). 75% of senior managers took up the offer in the first wave mid-November until mid-December 2008 in seven selected countries. The participation rate for non-senior management accounted for 69% in Germany and 16% in the USA.

Building a *Global diverse talent* pipeline for leaders and experts is essential for sustainable success of Siemens. Companies that systematically nurture diversity can support opportunities for growth more quickly and have a better understanding of their customers. In November 2008, we appointed a Chief Diversity Officer (CDO) responsible for our global Diversity Initiative which aims to foster and utilize the diversity of talent provided by Siemens' global presence.

For the past few years Siemens has systematically identified so-called "Top Talents" early in their careers. We offer them challenging and rewarding tasks, consistently foster their development, and groom them for leadership positions. To remain in the pool of Top Talents, employees must show both high potential and consistently outstanding performance. The pool of Top Talents included more than 2,700 individuals in fiscal year 2009, almost 500 more compared to 2008. 57% of our Top Talents are living and working outside of Germany.

Aside excellent managerial talents Siemens success relies heavily on outstanding individuals with a talent for innovation in technical and engineering roles who can deliver the quality ideas that ultimately fuel our business. We seek to advance and develop these people, to help them make the most of their abilities. We do that through our Key Experts career track. In fiscal 2009, the pool of our Key Experts grew to 417 exceptional individuals.

Leadership culture & development are strategic value drivers. This is why we set up the Global Learning Board in 2009. This body is tasked with defining a binding global learning portfolio aligned to our Fit42010 program and its objectives. Siemens Leadership Excellence (SLE) and Learning Campus, two corporate-level organizations, are responsible for implementing this portfolio. SLE prepares up-and-coming managers for their future tasks by teaching them valuable strategies and familiarizing them with useful management skills, tools, methods and procedures. The program was launched in fiscal year 2006. As of September 30, 2009, more than 2,000 senior managers have taken part in SLE courses, compared to 1,100 at the end of the prior fiscal year. Overall we spent around €228 million on continuing education in the past fiscal year (without travel expenses), systematically developing our managers' and employees' hard and soft skills, on average €562 per employee.

The *Performance Management Process (PMP)* implemented worldwide is the backbone of our personnel management. The globally uniform instrument helps leaders and employees determine clear personal goals and share the open, practical feedback necessary to achieve them. The process also supports us in setting compensation, providing professional development opportunities and identifying both Top Talents and Key Experts.

Closely associated with developing People Excellence is giving them strategic and challenging businesses to work in. Our Portfolio management is therefore based on two principles: we invest in sustainable growth markets associated with our megatrend strategy, and we aim for leading positions in all our businesses.

Overall we aim for a stringent capital allocation, so we have defined three portfolio priorities to focus our investments:

- Our top priority is businesses with organic growth. In recent fiscal years we have made a number of major acquisitions that fueled our growth. We now aim to achieve organic growth based on providing innovative products and solutions in our existing businesses.

- Our second priority is to streamline our portfolio according to our Sector structure. From this perspective, we examine all our businesses with regard to their strategic and financial fit for their respective Sectors and for Siemens.

- Thirdly we focus on selective investments that can enhance our competitiveness and augment our portfolio. Each such investment must meet rigorous financial criteria and support our overall strategy.

To achieve organic growth, we strive for Operational Excellence including world-class innovation and supply chain management.

Open innovations is our program for intensifying our focus on trendsetting technologies; identifying technology and application trends; and translating innovative ideas into marketable products and services. One measure of our performance in innovation is our patent position in trendsetting technologies. Siemens holds approximately 56,000 patents, a number that ranks us among the world's leaders. In fiscal 2009, our researchers submitted approximately 7,700 invention reports and we filed approximately 4,200 patent applications. A year earlier, the number of submitted invention reports was 8,200 and we filed approximately 5,000 patent applications. The average number of employees engaged in R&D in fiscal 2009 was 31.8 thousand, compared to 32.2 thousand in fiscal 2008.

Global Supply Chain Management is our program for further expanding our global market presence. Excellence in supply chain management is particularly important in penetrating new markets, especially in fast-growing regions such as Asia, because it enables us to effectively move production close to our customers. Supply chain management is also a vital capability for increasing the efficiency of our overall global value chain, which includes R&D, product development, sourcing and production. A key initiative in all these regards is known as SMART (Simple, Maintenance friendly, Affordable, Reliable, Timely to market). This initiative focuses on strengthening local procurement, engineering, and manufacturing so that we can provide products in large volumes with good quality and competitive prices. In particular, we aim to develop SMART products and solutions to meet specific customer requirements, including at the low end of the market.

Corporate Responsibility expresses our commitment to society. This includes *Corporate Governance*, which is the basis of all our decision-making and monitoring process, *Compliance*, *Climate protection* and *Corporate citizenship*.

Compliance

In the past, compliance was not sufficiently integrated in our business practices, contrary to the existing internal regulations. We introduced a *Compliance* program aimed to ensure that our business practices are in full compliance with the law and our own internal rules, and to enable us to better identify and penalize compliance violations. We are convinced that compliance also pays off economically. Our Compliance program is based on three pillars *prevention, detection* and *response*.

Consistently communicated clear rules shall *prevent* compliance violations. These rules include our business conduct guidelines, which obligate management and employees to obey the law and our internal regulations. We also train our employees with regard to corruption and other legal compliance issues. We offer both web-based training and in-person training. The following table shows the cumulative number of employees who participated in both types of training programs:

Participants in compliance trainings (in thousands)


Cumulative number of participants in web-based training
140
123
Cumulative number of participants in in-person training
79
52
FY 2009
FY 2008

We also established a compliance help desk with an "Ask us" function that encourages employees to ask their compliance questions. All employees can also pose questions to the compliance officer in charge of their unit. The following table shows the number of inquiries submitted to the "Ask us" help desk.

Inquiries submitted to the "Ask us" help desk


FY 2009
3,992
FY 2008
3,836

We measure the effectiveness of our prevention training activities through regular employee surveys. The results of these surveys also form an element of our incentive system for top management.

The second pillar of our compliance program, *detect*, includes an independent ombudsman and a "Tell us" help desk. These supplement our other channels for reporting complaints within Siemens. Both employees and third parties can report violations of external and internal rules to the ombudsman or the help desk. These reports are passed on to our compliance organization. The number of incidents reported to the "Tell us" help desk and the ombudsman was as follows:

Incidents reported to "Tell us" help desk and ombudsman


FY 2009
565
FY 2008
539

In fiscal 2009, 439 of these incidents were substantiated and 126 were unsubstantiated. In fiscal 2008, the number of substantiated incidents was 338 and unsubstantiated incidents were 201.

Our third pillar, *respond*, includes rigorous and appropriate measures in cases of substantiated compliance violations.

To strengthen our compliance efforts, we substantially increased our compliance staff worldwide from 86 at the end of fiscal 2006 to 170 at the end of fiscal 2007 and to 621, at the end of fiscal 2008 including project employees that were involved in rolling out our compliance programs. At the end of fiscal 2009, our compliance staff worldwide was 598.

In 2009, Siemens was again rated best in class by the Dow Jones Sustainability World Index (DJSI) regarding the two assessment categories Compliance and Risk Management. In the current period, we expanded our leading position and received the highest points possible in each category.

Climate protection

For Siemens, *Climate protection* has two aspects. The first is making a substantial contribution to climate protection through our environmental portfolio. This portfolio includes solutions for generating renewable energy, increasing the efficiency of fossil power generation, reducing pollution, and recycling water. It also includes many additional products that make customer facilities, processes and systems more energy-efficient and emission-efficient. With this portfolio we intend to help our customers to reduce their carbon dioxide (CO_2) footprint; cut the life-cycle costs of their offerings; improve living conditions for society; and create sustainable economic growth for Siemens.

In fiscal 2008, we began quantifying the contribution of our environmental portfolio according to strict criteria. For example, we compare the performance of a particular solution within the portfolio to a relevant reference solution, such as the average energy efficiency of a specified installed base for that solution. We aim to achieve an overall CO_2 abatement of 300 million metric tons with products and solutions installed from the beginning of fiscal 2002 through the end of fiscal 2011. Products and solutions installed for our customers between fiscal 2002 and fiscal 2009 that are still in use reduce CO_2 emissions by approximately 210 million metric tons per year. The annual carbon dioxide emission reduction generated by products and solutions installed for our customers from the beginning of fiscal 2002 to the present is shown below:

Annual CO_2 reduction (in million metric tons CO_2)



Overall annual reduction compared to beginning of fiscal 2002
210
161
FY 2009
FY 2008

Of this overall CO_2 reduction a reduction of 49 million metric tons per year was due to products and solutions sold by us in fiscal 2009. In fiscal 2008, products and solutions sold reduced CO_2 emissions by 47 million metric tons on a comparable basis.

The second aspect of *Climate protection* is improving resource efficiency and keeping emissions as low as possible in the conduct of our own business. We currently aim to improve our environmental performance at our global production systems by 20% with regard to energy consumption, CO_2 emissions and water consumption, and by 15% with regard to waste compared to fiscal 2006. We intend to achieve these goals by the end of fiscal 2011, normalized for revenue growth and adjusted for portfolio changes.

Corporate citizenship

Corporate citizenship includes two aspects. One is to conduct business that benefits society through the application of Siemens' expertise, such as providing solutions for environmental and climate protection as described above. The other aspect involves non-profit contributions. At the end of fiscal 2008 Siemens established a globally acting foundation located in Munich, Germany (Siemens Stiftung) with an endowment of €390 million to enhance the sustainability and visibility of its corporate citizenship activities. The Siemens Stiftung focuses on topics of importance to society, such as the utilization of innovative technologies to improve living conditions, the enhancement of educational opportunities, climate change, cultural developments and demographic change and began operations as an independent entity in fiscal 2009. We transferred our programs Siemens Generation21 in the field of education and Siemens Caring Hands in the area of social services to the foundation.

ECONOMIC ENVIRONMENT

Worldwide economic environment

Fiscal year 2009 was marked by the most serious global economic crisis since the end of the Second World War. According to IHS Global Insight, gross domestic product (GDP) began to shrink in the fourth quarter of calendar year 2008, that is during the first quarter of our fiscal year 2009, compared with the same quarter of the previous year. In the two subsequent quarters this trend intensified, with negative growth rates exceeding minus 3%. In the third quarter of calendar year 2009 the contraction began to soften, with a negative growth rate of slightly above 2%. Only for the last quarter of calendar year 2009 do forecasts predict a modest improvement on the already poor levels of the preceding year. Overall, IHS Global Insight anticipates a reduction of 2.1% in global economic output for calendar year 2009. The world economy was still registered 2% growth in calendar year 2008.

World real GDP growth[1] (in %)



2005
2006
2007
2008
2009[2]
3.5
4.1
4.0
2.0
(2.1)

1 According to IHS Global Insight as of October, 14, 2009; growth rates provided by calendar year.
2 Estimate for calendar year 2009.

From a regional perspective, the sharpest GDP downturn in 2009, at minus 3.6%, was recorded in the region Europe, Commonwealth of Independent States (C.I.S.), Africa, Middle East, the largest of Siemens' three reporting regions. In the previous year, this region grew by 1.9%. Germany's GDP, which was up by 1.3% in 2008, is provisionally set to contract by 4.8% during 2009. The decline in exports and falling machinery and equipment spending had a particular impact here, whereas private consumption, underpinned by state-run programs such as short-time working benefits and auto scrappage schemes, held up. The economic crisis has had a particularly severe effect on a number of countries in Central and Eastern Europe, as well as Russia, which suffered as a result of both the crisis in the financial markets and lower raw material prices. In the wake of lower commodity prices, but also in part due to the crisis in real estate, growth in the Middle East, which was still running at 6.1% in 2008, virtually came to a standstill in 2009.

In the Americas region, IHS Global Insight expects that a growth rate of 1.2% during calendar year 2008 will be followed by a 2.4% fall in GDP in 2009. The U.S., where growth had already fallen back to just 0.4% during the preceding year, is provisionally set to register a decline in GDP of 2.5% for the current calendar year. There are, nevertheless, a number of indicators pointing to economic improvement: The housing market is stabilizing, demand for investment goods and exports is up, and industrial production is starting to increase once more in a number of sectors of the economy. Essentially, this return to more positive development has been spurred on by a state-sponsored economic stimulus program and the rescue measures taken in the banking sector, which have markedly eased the situation in the financial markets.

Asia, Australia is the only region that continued to grow, albeit modestly, even in the midst of the global economic crisis. For this region IHS Global Insight is projecting a 0.8% growth in GDP in 2009, compared with a figure of 3.6% during the previous year. Meanwhile China's growth continues almost unabated, with lower exports largely offset by the state's economic stimulus packages. For calendar year 2009 IHS Global Insight forecasts that China will grow by 8.1%, against 9% in 2008. India, too, is still growing significantly faster than the region as a whole. Both private consumption and capital spending continue to provide positive impetus for growth. In 2009 India's GDP is set to grow by a provisional figure of 5.6%, after a 6.1% increase during calendar year 2008.

For Siemens, as a supplier of plant and infrastructure equipment, the course of gross fixed investment, as a component of GDP, is of major importance. Its development is particularly vulnerable to cyclical fluctuations in the economy. IHS Global Insight anticipates that after growth of 1.8% in 2008, gross fixed investment will decline by 6.4% during 2009. The two regions generating our highest sales figures, Europe, C.I.S., Africa and Middle East, and the Americas, have been particularly severely impacted here. In the Europe, C.I.S., Africa, Middle East region, the gross fixed investment figure will fall by a provisional 10.9% year on year in 2009, while the Americas region is expected to record a decline by as much as 11.5% during 2009. Only the Asia, Australia region is expected to have bucked the trend in 2009, registering a 3.4% increase in gross fixed investment over the previous year's level.

IHS Global Insight expects the value added manufacturing, in which Siemens operates, to decline by 9.3% in 2009 compared to 2008.

The estimates and projections presented above for GDP and gross fixed investments are based upon a report dated October 14, 2009 prepared by IHS Global Insight, the estimates and projections presented above for value added manufacturing are based upon the recent report prepared by IHS Global Insight in November 2009. The estimates and projection have not been independently verified by Siemens.

We are also dependent on the development of raw material prices. Key materials to which we have significant cost exposure include copper, various grades and formats of steel, and aluminum. In addition, within stainless steel we have considerable exposure related to nickel and chrome alloy materials.

Copper has been a highly speculative base metal in recent years. In July 2008, copper traded on the London metal exchange (LME) at US$8,985 per metric ton, the highest price for the year. The financial crisis in the autumn of 2008 led to a correction in copper prices as demand fell and financial institutions pulled out of speculative positions. On December 24, 2008, copper traded on the LME at US$2,770 per metric ton – a reduction of nearly 70% within less than six months. The price has rebounded since then, and at the end of fiscal 2009 copper traded around US$6,100 per metric ton.

Steel markets were in a tight supply/demand balance up to mid-2008, with the highest price levels in July of that year. The meltdown of demand from the economic downturn brought global steel prices down by approximately 55% compared to the levels reached in July 2008 as measured by the CRUspi steel price index. Since the second calendar quarter of 2009, steel prices have slowly recovered due to reductions in supply and restocking on the demand side, and the CRUspi had risen by 23% at the end of fiscal 2009 compared to the beginning of January 2009.

Aluminum traded on the LME at a year high of US$3,292 per metric ton in July of 2008. Prices came slowly down to US$1,253 per metric ton in February of 2009 due to weaker demand and a substantial increase in inventories. Prices have been rising since then, reaching US$1,852 per metric ton at the end of fiscal 2009, due to an improving supply/demand balance as well as increasing production costs for the energy-intensive material.

Our main exposure to the prices of copper and related products, and to steel and stainless steel, is in the Industry and Energy Sectors. Our main price exposure to aluminum is in Industry. Additionally Siemens is generally exposed to energy prices, both direct (electricity, gas, oil) and indirect (energy used in the manufacturing processes of suppliers).

Siemens uses several options in order to reduce the risk in project or product business, such as long-term contracting with suppliers, physical and financial hedging and price escalation clauses with customers.

Market development

According to market surveys by IHS Global Insight as of September 2009, capital expenditures within nearly all of the main branches served by our Sectors and Siemens IT Solutions and Services declined in calendar year 2009 compared to 2008. For comparison, all the branches increased their level of capital investment in 2008 by double-digit or high single-digit percentage rates compared to the prior year.

Within the markets served predominantly by our Industry Sector, capital expenditures in the oil and gas industry are expected to show the sharpest contraction in 2009 with a decline of more than 20% compared to the prior year. The automotive industry is also expected to reduce capital investment significantly, resulting in an expected decline of about 16% compared to the prior year. Weaker overall demand, rising inventories and excess capacities will be only partially offset by scrapping schemes in Western Europe and the U.S. The construction and real estate industries are expected to reduce capital expenditure in 2009 by about 14%. Market contraction is driven by recession and the financial market crisis in mature economies and also in several emerging countries. For the electrical and electronics as well as the pulp and paper industries, the decline in capital expenditures in 2009 is estimated at about 10%. The reduction in investments in the transportation and infrastructure industry and the wholesale and retail businesses is expected to be about 8% compared to the prior year. Other important branches served mainly by Industry include the chemicals industry, the metals and mining markets, the food and beverage industry weakened by a fall in consumer confidence, and the transport equipment industry. All are expected to reduce capital expenditures by about 7% compared to 2008. For the transportation services and the post and logistics businesses, the decline in investments in 2009 is estimated at about 6%. Investments in the machine building industry are expected to decline in nearly all countries of the world. These declines are expected to be offset by strong growth in China, which claims the world's largest machine-building industry.

Our Energy Sector is also exposed to the adverse conditions in certain markets described above for Industry, including the chemicals, post and logistics, wholesale and retail, transportation services and oil and gas industries. In addition, Energy is affected by an expected decline in investments of about 7% in the utilities markets, where the situation of the customers worsened together with deteriorating macroeconomic conditions in the first half of 2009.

Capital expenditures within the international healthcare markets, served by our Healthcare Sector, are expected to decline by about 12% in 2009 compared to 2008. Capital expenditures have declined in nearly all countries, with the strongest decreases coming in some of our most important markets including the U.S. and Germany. The only country reporting a significant increase in healthcare capital expenditures in 2009 is China.

The public sector, a major customer of offerings from our Siemens IT Solutions and Services business, is expected to reduce its capital investment by about 8% compared to the prior year, despite government spending for stimulus programs. A similar decline is expected in the finance businesses.

Fiscal 2009 – Financial summary

Siemens delivered a resilient performance in fiscal 2009. Operating in a contracting global economy struggling with the aftermath of a major financial crisis, we had the competitive strength to generate revenue within 1% of the fiscal 2008 level. The many streamlining initiatives we launched in fiscal 2008, particularly including our global SG&A reduction program, increased our operating efficiency and helped us surpass our mid-year outlook for Total Sectors profit. New orders declined 16% year-over-year, as our overall market environment included deep downturns in major world markets for industrial production, customer postponements of major energy infrastructure projects and growing uncertainty in the healthcare equipment market. The order decrease year-over-year includes our own divestment of non-strategic businesses, and as recessionary conditions began to ease toward the end of fiscal 2009 we were well positioned to deliver our typically strong year-end quarter.

Income from continuing operations and Net income were strongly influenced by negative impacts related to our stake in NSN. Equity investment losses related to NSN totaled €543 million during the year, and at the end of the fiscal year we took an impairment of €1.634 billion on our stake in NSN based on a review of its prospects in coming years. These impacts, reported within our Equity Investments segment, were only partly offset by a gain on the sale of our share of Fujitsu Siemens Computers (Holding) B.V. (FSC).

Revenue remained stable year-over-year, at €76.651 billion. On an organic basis, excluding the net effect of currency translation and portfolio transactions, revenue was unchanged. The Energy and Healthcare Sectors competed successfully in challenging markets, delivering higher revenue year-over-year. This growth was offset by a revenue decline in the Industry Sector resulting from recession-driven downturns in important markets such as factory automation, machine-building, automotive, construction and process industries as well as divestments of non-strategic businesses. On a geographic basis, revenue grew in the Americas and in Asia, Australia but declined in Siemens' largest reporting region which comprises

Europe, the Commonwealth of Independent States (C.I.S.), Africa, and the Middle East.

Revenue (in millions of €)



Siemens
Industry Sector[1]
Energy Sector[1]
Healthcare Sector[1]
(1)%
(7)%
14%
7%
76,651 77,327
35,043 37,653
25,793 22,577
11,927 11,170
FY 2009
FY 2008

1 Includes intersegment revenue.

Orders came in 16% lower, at €78.991 billion. On an organic basis, orders were down 14% year-over-year. Orders in the Industry Sector declined due to the market conditions mentioned above, while orders in Energy were lower due in part to customer postponements of large infrastructure projects. Orders were stable in Healthcare. While orders declined in all three of Siemens' reporting regions, the Asia, Australia region saw the smallest drop-off in demand compared to fiscal 2008, at 6%. The Sectors' combined book-to-bill ratio for fiscal 2009 was 1.04 and the combined order backlog at the end of the year stood at €81.2 billion.

New Orders (in millions of €)



Siemens
Industry Sector[1]
Energy Sector[1]
Healthcare Sector[1]
(16)%
(21)%
(10)%
1%
78,991 93,495
33,284 42,374
30,076 33,428
11,950 11,779
FY 2009
FY 2008

1 Includes intersegment orders.

Total Sectors profit rose to €7.466 billion. Total Sectors profit – a measure of the combined profit from our three Sectors – climbed 13% from €6.606 billion in the prior year, driven by substantial profit turnarounds at the Fossil Power Generation and Mobility Divisions. A year earlier, these Divisions posted losses and took a combined total of more than €1 billion in project charges. At the Sector level, the Energy and Healthcare Sectors increased their profit in fiscal 2009, on higher earnings at all Divisions within Energy and at Healthcare's two large Divisions, Imaging & IT and Diagnostics. Industry's profit declined year-over-year despite the improvement at Mobility, as especially lower revenue and related factors reduced profit at the other Divisions in the Sector.

Income from continuing operations rose to €2.457 billion. Basic earnings per share (EPS) rose to €2.60. A year earlier, income from continuing operations was €1.859 billion and basic EPS from continuing operations was €1.91. Both periods included substantial negative profit impacts outside the Sectors. The current year was burdened by impairment charges and other losses related to NSN within our Equity Investments segment totaling €2.177 billion. A year earlier, the loss related to NSN within Equity Investments was €119 million. Fiscal 2008 also included €1.081 billion (pre-tax) in charges for severance under our global SG&A program, a provision of approximately €1 billion (pre-tax) related to legal proceedings in the U.S. and Germany that were resolved during fiscal 2009, and a one-time endowment of €390 million (pre-tax) related to the establishment of the Siemens Stiftung (foundation) in Germany. Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities fell to €95 million in fiscal 2009 from €430 million a year earlier.

Net income was €2.497 billion compared to €5.886 billion in fiscal 2008. Basic EPS was €2.65 compared to €6.41 in fiscal 2008. The difference is due to discontinued operations, which contributed €40 million to net income in fiscal 2009 compared to €4.027 billion a year earlier. Fiscal 2008 income from discontinued operations included a divestment gain and operating results related to Siemens VDO Automotive (SV) totaling approximately €5.5 billion, partly offset by a loss of approximately €1.0 billion associated with a transfer of 51% of Siemens Enterprise Communications (SEN) into a joint venture.

Income and Profit (in millions of €)


Total Sectors Profit
Income from continuing operations
Net income
13%
32%
(58)%
7,466
6,606
2,457
1,859
2,497
5,886
FY 2009
FY 2008

Free cash flow from continuing operations was €3.786 billion and the Cash conversion rate was above target. A year earlier, free cash flow from continuing operations was €5.739 billion. The decline year-over-year includes lower billings in excess as well as a substantial decrease in trade payables compared to a year earlier. In addition, fiscal 2009 included substantial cash outflows corresponding to charges to income taken in fiscal 2008, particularly including those mentioned above for Income from continuing operations and Total Sectors profit. Among these outflows were severance payments of €796 million for the global SG&A program and other personnel-related restructuring measures, €1.008 billion paid to authorities in the U.S. and Germany following resolution of legal proceedings, and substantial cash outflows stemming from project charges at Fossil Power Generation, Mobility and Siemens IT Solutions and Services. The NSN impairment mentioned above had no cash impact.

Free cash flow (in millions of €)


Total Sectors
Continuing operations
Continuing and discontinued operations
(4)%
(34)%
(26)%
7,606
7,942
3,786
5,739
3,641
4,903
FY 2009
FY 2008

ROCE improved year-over-year. Return on capital employed (ROCE) measures income from continuing operations (before interest) as a percent of the average capital employed in those operations. ROCE was 6.1% in fiscal 2009, up from 4.8% in fiscal 2008. The difference is due primarily to the increase in income from continuing operations explained above. Average capital employed increased only modestly compared to fiscal 2008.

Dividend. The Siemens Managing Board and Supervisory Board have proposed a dividend of €1.60 per share. The prior-year dividend was also €1.60 per share.

Dividend per share (in €)


FY 2009
1.60[1]
FY 2008
1.60
FY 2007
1.60
FY 2006
1.45
FY 2005
1.35

1 Proposed by the Managing Board in agreement with the Supervisory Board; to be approved by the shareholders at the Annual Shareholders' Meeting on January 26, 2010.

Results of operations

RESULTS OF SIEMENS

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2009:

Order situation and revenue

In fiscal 2009, revenue declined 1% year-over-year, to €76.651 billion, while orders came in at €78.991 billion, down 16% from the prior-year period. This resulted in a book-to-bill ratio of 1.03. On an organic basis, excluding the net effect of currency translation and portfolio transactions, revenue came in level with the prior year, while orders decreased 14%. Within the full-year trend, we saw order intake declining in the second half of fiscal 2009 compared to the first half due to the trends in the global macroeconomic and financing environment described in the section "Business and operating environment – Economic environment," while revenue development was significantly stabilized by our strong order backlog. Accordingly, our book-to-bill ratio fell from 1.12 in the first six months to 0.94 in the second half of fiscal 2009. The total order backlog for our three Sectors was €81.2 billion as of September 30, 2009, slightly down from €83.1 billion a year earlier, due primarily to negative currency translation effects. Out of the current backlog, orders of €36 billion are expected to be converted into revenue during fiscal 2010, orders of €17 billion during 2011, and the remainder in the periods thereafter.

Orders related to external customers decreased 16% in fiscal 2009, driven by sharp declines in Industry and to a lesser extent in Energy. In the Industry Sector – our largest Sector – order intake decreased more than 20% compared to the high level of the prior year. All Industry Divisions reported lower orders, led by declines at Drive Technologies, Industry Solutions and Industry Automation. Due in part to customer postponements of potential new projects, the Energy Sector saw orders fall 10% from the high level of fiscal 2008, driven primarily by lower demand at Oil & Gas, Power Transmission and Fossil Power Generation. In contrast, order intake increased at Renewable Energy, as the Division continued to win large contracts for offshore wind-farm projects. Orders rose modestly in Healthcare, benefiting from positive currency translation effects from the U.S. In addition, orders at Other Operations declined significantly in the current period due primarily to substantial dispositions and other streamlining actions.

In the region Europe, C.I.S., Africa, Middle East – our largest reporting region – orders declined 17%, including sharply lower order intake in Industry on decreases in all Divisions. In most cases the declines were driven by macroeconomic conditions. Lower order intake at Mobility in the region was due to lower volume from major orders compared to the prior fiscal year, which included Siemens' largest-ever rolling stock order, a €1.4 billion contract for more than 300 trains from the Belgian state railway system. Higher demand at Renewable Energy, driven by a number of large orders in the current period, limited the drop in order intake in the Energy Sector in Europe,

New Orders (location of customer)

(in millions of €)	Year ended September 30, 2009	2008	% Change vs. previous year Actual	Adjusted[1]	Currency	therein Portfolio
Europe, C.I.S.[2], Africa, Middle East	45,696	55,229	(17)%	(13)%	(2)%	(2)%
therein Germany	*12,307*	*14,434*	*(15)%*	*(13)%*	*0%*	*(2)%*
Americas	19,935	24,010	(17)%	(21)%	5%	(1)%
therein U.S.	*14,691*	*17,437*	*(16)%*	*(23)%*	*8%*	*(1)%*
Asia, Australia	13,360	14,256	(6)%	(9)%	3%	0%
therein China	*5,525*	*5,446*	*1%*	*(7)%*	*8%*	*0%*
therein India	*2,309*	*2,268*	*2%*	*7%*	*(5)%*	*0%*
Siemens	**78,991**	**93,495**	**(16)%**	**(14)%**	**0%**	**(2)%**

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

Revenue (location of customer)

(in millions of €)	Year ended September 30, 2009	2008	% Change vs. previous year Actual	Adjusted[1]	therein Currency	Portfolio
Europe, C.I.S.[2], Africa, Middle East	**43,288**	44,895	(4)%	1%	(2)%	(3)%
therein Germany	***11,525***	*12,797*	*(10)%*	*(8)%*	*0%*	*(2)%*
Americas	**20,754**	20,107	3%	(3)%	7%	(1)%
therein U.S.	***15,684***	*14,847*	*6%*	*(4)%*	*11%*	*(1)%*
Asia, Australia	**12,609**	12,325	2%	(1)%	3%	0%
therein China	***5,218***	*4,878*	*7%*	*(1)%*	*8%*	*0%*
therein India	***1,680***	*1,885*	*(11)%*	*(7)%*	*(5)%*	*1%*
Siemens	**76,651**	77,327	(1)%	0%	1%	(2)%

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

C.I.S., Africa, Middle East to 4%. Healthcare orders came in near the level of the prior fiscal year in this region. In Germany, major contract wins at Mobility and Renewable Energy softened the impact of a broad-based decline in other Divisions and streamlining actions at Other Operations. In the Americas, orders decreased 17% despite strong positive currency translation effects from the U.S. Within the region, the contraction of order intake was strongest in Energy, due mainly to a lower volume from major orders at Renewable Energy compared to fiscal 2008. Orders in Industry also declined by double digits, due in part to higher volume from large orders at Mobility in the prior-year period. Healthcare orders came in just below the prior-year level. In Asia, Australia, orders decreased 6%, as a higher order intake in Healthcare was more than offset by declines in Industry and Energy, particularly at Industry Solutions, Drive Technologies, Oil&Gas and Power Distribution. Order intake in China rose 1% compared to the prior-year period, including a number of major contract wins at Mobility as well as significant positive currency translation effects. In India, lower demand in Industry was offset by a higher volume from major orders at Power Transmission and Fossil Power Generation in fiscal 2009.

Revenue related to external customers declined 1% in fiscal 2009, as lower revenue in Industry and streamlining actions within Other Operations offset increases in Energy and Healthcare. The Industry Sector reported a revenue decrease of 7% on lower sales in five of its six Divisions, led by double-digit declines at Industry Automation, Drive Technologies and OSRAM. In contrast, revenue at Mobility rose 10% on increases in all regions. Fossil Power Generation and Renewable Energy were the primary drivers for a 14% revenue increase in Energy, as the Sector executed projects in its substantial order backlog. Healthcare revenue rose 7% compared to fiscal 2008, due pri-

New Orders and Revenue by quarter (in millions of €)

Quarter	New Orders	Revenue	Book-to-bill ratio
Q4 09	18,747	19,714	0.95
Q3 09	17,160	18,348	0.94
Q2 09	20,864	18,955	1.10
Q1 09	22,220	19,634	1.13
Q4 08	22,205	21,651	1.03
Q3 08	23,677	19,182	1.23
Q2 08	23,371	18,094	1.29
Q1 08	24,242	18,400	1.32

marily to growth at Imaging&IT and Diagnostics as well as substantial positive currency translation effects.

In Europe, C.I.S., Africa, Middle East, revenue declined 4% year-over-year, held back by negative currency translation and portfolio effects, the latter due mainly to streamlining of Other Operations. Revenue in the region rose by double digits in Energy and at a lower rate in Healthcare, and decreased in the Industry Sector. Revenue in Germany declined 10% in fiscal 2009, due primarily to lower demand in the Industry Sector, particularly in its short-cycle businesses, and streamlining actions within Other Operations. In the Americas, revenue rose 3% due to significant positive currency translation effects from the U.S. Revenue growth in the region was strongest in the Energy Sector, including double-digit increases at Renewable Energy, Fossil Power Generation and Power Transmission. Healthcare also reported higher revenues in the Americas, while Industry came in below the level of fiscal 2008, driven by declines at OSRAM, Industry Automation and Industry Solutions. Asia, Australia saw a 2% expansion in revenue on growth in Healthcare and Energy. Revenue in Industry in this region declined 2% compared to the prior-year level. Revenue growth in China was due primarily to positive currency translation effects. Revenue declined in India driven by lower sales at Drive Technologies and Oil & Gas.

Consolidated Statements of Income

(in millions of €)	Year ended September 30, 2009	2008	% Change
Gross profit on revenue	20,710	21,043	(2)%
as percentage of revenue	27.0%	27.2%	

Gross profit for fiscal 2009 decreased 2% compared to the prior-year period, as a strong gross profit increase in the Energy Sector was more than offset by other factors, including substantially lower gross profit in Industry and a sharp drop at Other Operations due to the streamlining actions. Higher gross profit in the Energy Sector was due primarily to Fossil Power Generation where gross profit in the prior year was reduced by substantial project charges, and also included volume-driven growth in gross profit at the majority of Divisions. Lower gross profit in Industry was due primarily to volume-driven declines at Industry Automation, Drive Technologies and OSRAM as well as substantial severance charges in the current fiscal year. For comparison, in fiscal 2008 gross profit in Industry was held back by project charges at Mobility and charges related to structural initiatives at Mobility and OSRAM. Gross profit in Healthcare rose modestly year-over-year, despite further charges of €169 million related to particle therapy contracts. For comparison, in the prior year gross profit in Healthcare was held back by substantial costs associated primarily with refocusing of certain business activities at Imaging&IT and charges related to particle therapy contracts at Workflow&Solutions. In combination, these factors led to a slight decline in gross profit margin for Siemens overall, which came in at 27.0% compared to 27.2% a year earlier.

(in millions of €)	Year ended September 30, 2009	2008	% Change
Research and development expenses	(3,900)	(3,784)	3%
as percentage of revenue	5.1%	4.9%	–
Marketing, selling and general administrative expenses	(10,896)	(13,586)	(20)%
as percentage of revenue	14.2%	17.6%	–
Other operating income	1,065	1,047	2%
Other operating expense	(632)	(2,228)	(72)%
Income (loss) from investments accounted for using the equity method, net	(1,946)	260	–
Financial income (expense), net	(510)	122	–

R&D expenses increased to €3.900 billion, or 5.1% of revenue, from €3.784 billion, or 4.9% of revenue a year earlier, due primarily to higher outlays in Energy. SG&A expenses declined substantially to €10.896 billion, or 14.2% of revenue, from €13.586 billion, or 17.6% of revenue in the prior-year period, including lower expenses in all Sectors. The change year-over-year also includes substantial expenses in the prior year related to our global SG&A program, as the majority of the €1.081 billion in severance charges related to this program were recorded as SG&A expenses in fiscal 2008. During fiscal 2009, we already achieved the annual savings target under our global

SG&A program originally set for fiscal 2010, despite additional severance charges recorded in the current period. For further information regarding the program successfully completed at the end of the fiscal year, see "Business and operating environment – Strategy – Important corporate programs and initiatives – Global SG&A program."

Other operating income for fiscal 2009 was €1.065 billion, compared to €1.047 billion in the prior year. The current year included a gain of €327 million on the sale of our stake in Fujitsu Siemens Computers (Holding) B.V. (FSC). In addition, gains from sales of real estate were also slightly higher year-over-year, including a gain of €224 million from the sale of residential real estate holdings. For comparison, the prior year included a pre-tax net gain of €131 million on the sale of the wireless modules business at Industry Automation and a €130 million pre-tax net gain on the sale of the Global Tungsten & Powders unit at OSRAM. In addition, fiscal 2008 benefited from the release of an accrual of €38 million related to Italian electrical utility Enel.

Other operating expense came in substantially below the level of the prior-year period. The difference year-over-year is due primarily to a provision of approximately €1 billion in fiscal 2008 related to legal proceedings in the U.S. and Germany that were resolved during fiscal 2009. The prior year also included a one-time endowment of €390 million coinciding with the establishment of the Siemens Stiftung (foundation). Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities fell sharply year-over-year, to €95 million from €430 million a year earlier. Impairments of goodwill were also lower in the current period, as the prior year included a goodwill impairment of €70 million related to a building and infrastructure business, 50% of which was divested in fiscal 2008. In contrast, fiscal 2009 included a charge of €53 million related to a global settlement agreement with the World Bank Group, valuation allowances on loans and expenses related to the divestment of an industrial manufacturing unit in Austria, which was included in Other Operations.

Income from investments accounted for using the equity method, net was a negative €1.946 billion, down from a positive €260 million in the prior-year period. The difference was due primarily to an equity investment loss of €2.177 billion in the current fiscal year related to NSN, compared to a loss of €119 million a year earlier. This equity investment loss in fiscal 2009 includes an impairment of €1.634 billion on our stake in NSN recorded in the fourth quarter, as well as a loss of €543 million, including our share in restructuring and integration costs as well as a significant impairment of deferred tax assets at NSN. The current period also included an equity investment loss of €171 million related to EN. In addition, equity investment income related to our stakes in BSH and KMW was €195 million in fiscal 2009, down from €242 million a year earlier.

Financial income (expense), net decreased to a negative €510 million in fiscal 2009, down from a positive €122 million a year earlier. This change is due mainly to Income (expense) from pension plans and similar commitments, net, which swung from a positive €136 million in the prior year to a negative €227 million in fiscal 2009, due to lower expected return on plan assets and higher interest cost. The current period also includes higher expenses related to the interest component from measuring provisions as well as higher expenses for allowances and write-offs of finance receivables.

(in millions of €)	Year ended September 30, 2009	2008	% Change
Income from continuing operations before income taxes	3,891	2,874	35%
Income taxes	(1,434)	(1,015)	41%
as percentage of income from continuing operations before income taxes	37%	35%	–
Income from continuing operations	2,457	1,859	32%
Income from discontinued operations, net of income taxes	40	4,027	(99)%
Net income	2,497	5,886	(58)%
Net income attributable to minority interest	205	161	–
Net income attributable to shareholders of Siemens AG	2,292	5,725	(60)%

Income from continuing operations before income taxes was €3.891 billion for the current fiscal year, compared to €2.874 billion a year earlier. The change year-over-year was due to the factors mentioned above, primarily the broad-based reduction in SG&A expenses and the provision accrued in fiscal 2008 for legal and regulatory matters, partly offset by our fiscal 2009 equity investment loss related to NSN and a negative swing in Financial income. The effective tax rate on income from continuing operations was 37% in fiscal 2009, up from 35% in the prior year. The current-year rate was adversely affected by the significant negative swing in Income (loss) from investments accounted for using the equity method, net, primarily due to NSN, partly offset by the tax-free gain on the sale of our stake in FSC. For comparison, the tax rate in the prior year was adversely affected by the provision for legal and regulatory matters mentioned above. As a result, income from continuing operations after taxes was €2.457 billion, up from €1.859 billion in fiscal 2008.

Discontinued operations include former Com activities as well as SV, which was sold to Continental AG in the first quarter of fiscal 2008. The former Com activities include the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in fiscal 2009 was €40 million, compared to €4.027 billion a year earlier. The difference is due mainly to €5.5 billion in the prior-year period related to SV, including operating results along with a substantial gain on the sale of the business. This positive contribution in fiscal 2008 was partly offset by negative effects related to former Com activities amounting to €1.433 billion, including a preliminary loss related to the divestment of the enterprise networks business of approximately €1.0 billion and severance charges and impairments of long-lived assets at the enterprise networks business. For additional information regarding discontinued operations, see "Notes to Consolidated Financial Statements."

Net income for Siemens in fiscal 2009 was €2.497 billion, compared to €5.886 billion a year earlier, with the difference due primarily to discontinued operations as discussed above. Net income attributable to shareholders of Siemens AG was €2.292 billion, down from €5.725 billion in the prior-year period.

SEGMENT INFORMATION ANALYSIS

Sectors
Industry

Sector

(in millions of €)	Year ended September 30, 2009	2008	Actual	% Change Adjusted[1]	Currency	therein Portfolio
Profit	2,701	3,947	(32)%			
Profit margin	7.7%	10.5%				
New orders	33,284	42,374	(21)%	(22)%	1%	0%
Total revenue	35,043	37,653	(7)%	(8)%	1%	0%
External revenue	33,915	36,526	(7)%			
Therein:						
Europe, C.I.S.[2], Africa, Middle East	*19,243*	*21,301*	*(10)%*			
Therein Germany	*6,636*	*7,434*	*(11)%*			
Americas	*8,323*	*8,763*	*(5)%*			
Asia, Australia	*6,349*	*6,462*	*(2)%*			

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

Industry faced severe challenges from the worldwide economic downturn in fiscal 2009, including significant slowdowns in major markets such as factory automation, machine-building, automotive, construction, and various process industries. Shorter-cycle manufacturing-related markets were the first to show demand declines from the recession, with corresponding adverse affects for the Industry Automation, Drive Technologies and OSRAM Divisions. By the end of fiscal 2009, the recession's effects began to reach Industry's longer-cycle businesses as well, with the exception of Mobility. The Sector's order backlog had a stabilizing effect, yet revenue for Industry overall was 7% lower year over-year. Orders declined 21% on reduced customer demand at all Divisions particularly including Drive Technologies, Industry Solutions and Industry Automation. On a geographic basis, both orders and revenue declined in all regions, with the sharpest drops coming in the Sector's largest region, Europe, C.I.S., Africa, Middle East. Industry's order backlog was €27.8 billion at the end of fiscal 2009, down from €31.7 billion a year earlier. Out of the current backlog, orders of €13 billion are expected to be converted into revenue during fiscal 2010, orders of €6 billion during 2011, and the remainder in the periods thereafter.

Falling revenue and corresponding adverse effects on capacity utilization and revenue mix took Industry's profit down by a third compared to fiscal 2008. Mobility was the only Division that improved profit and profitability year-over-year. Industry initiated cost-cutting programs, capacity adjustment measures and structural initiatives aimed at restoring profitable growth. In the fourth quarter of fiscal 2009, these efforts entailed €173 million in net charges for severance and an additional €40 million at OSRAM for major impairments and inventory write-downs. In the prior year, gains from the sale of businesses partially offset project related charges at Mobility as well as structural initiatives at OSRAM and Mobility.

New Orders by Divisions

(in millions of €)	Year ended September 30, 2009	2008	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Industry Automation	6,766	8,945	(24)%	(23)%	1%	(2)%
Drive Technologies	6,511	9,425	(31)%	(32)%	1%	0%
Building Technologies	5,884	6,333	(7)%	(10)%	2%	1%
OSRAM	4,036	4,624	(13)%	(13)%	2%	(2)%
Industry Solutions	6,101	8,415	(27)%	(28)%	0%	1%
Mobility	6,766	7,842	(14)%	(14)%	0%	0%

1 Excluding currency translation and portfolio effects.

Revenue by Divisions

(in millions of €)	Year ended September 30, 2009	2008	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Industry Automation	7,039	8,699	(19)%	(18)%	1%	(2)%
Drive Technologies	7,526	8,434	(11)%	(12)%	1%	0%
Building Technologies	5,934	5,984	(1)%	(4)%	2%	1%
OSRAM	4,036	4,624	(13)%	(13)%	2%	(2)%
Industry Solutions	6,804	7,106	(4)%	(6)%	1%	1%
Mobility	6,442	5,841	10%	11%	(1)%	0%

1 Excluding currency translation and portfolio effects.

Profit and Profit Margin by Divisions

(in millions of €)	Profit Year ended September 30, 2009	2008	% Change	Profit Margin Year ended September 30, 2009	2008
Industry Automation	639	1,606	(60)%	9.1%	18.5%
Drive Technologies	836	1,279	(35)%	11.1%	15.2%
Building Technologies	382	466	(18)%	6.4%	7.8%
OSRAM	89	401	(78)%	2.2%	8.7%
Industry Solutions	360	439	(18)%	5.3%	6.2%
Mobility	390	(230)	–	6.1%	(3.9)%

A deep downturn of Industry Automation's large factory automation markets in fiscal 2009 took the Division's revenue and orders down 19% and 24%, respectively, compared to the prior year. All three regions reported double-digit percentage declines, with the strongest decrease in Europe, C.I.S., Africa, Middle East. Despite successful cost-cutting efforts, profit fell 60% compared to the strong prior year, burdened by lower capacity utilization and a less favorable business mix. In the fourth quarter, the Division took net severance charges of €24 million for capacity adjustment measures. Profit in the prior year benefited from a pre-tax net gain on a Divisional level of €125 million from the sale of Industry Automation's wireless modules business as well as a gain of €38 million from the sale of another business. Both periods under review included purchase price accounting (PPA) effects from the acquisition of UGS Corp., acquired in fiscal 2007. PPA effects were €138 million in fiscal 2009 and €145 million a year earlier. Prior year profit also included integration costs of €17 million. Effective with the beginning of fiscal 2010, the Division's low-voltage switchgear business is transferred to the Building Technologies Division.

Drive Technologies was strongly affected by a downturn in the machine building industry in fiscal 2009. At the end of the current fiscal year, delayed effects of the economic downturn also began to reach the long-cycle businesses of the Division. As a result, orders declined 31% from the prior-year level and revenue was down 11%, with the strongest declines in Europe, C.I.S., Africa, Middle East. Lower capacity utilization, a less favorable product mix and net severance charges of €30 million in the fourth quarter combined to reduce profit 35% compared to the strong fiscal 2008. Both periods included margin impacts related to the Division's purchase of Flender Holding GmbH in fiscal 2005. PPA effects in fiscal 2009 were €36 million and are expected to remain at this level in the next fiscal year, while PPA effects in the prior year were €38 million. Following a strategic review, the electronics assembly systems business, for which Siemens initiated a carve-out during fiscal 2008, was classified as held for disposal and management responsibility was transferred from Drive Technologies to Other Operations during fiscal 2009. The presentation of prior-year financial information has been reclassified accordingly.

Building Technologies kept revenue in fiscal 2009 stable compared to the prior year, as the Division nearly offset a decline in Europe, C.I.S., Africa, Middle East with higher revenue in the Americas year-over-year. New orders declined 7% compared to fiscal 2008, due to a general slowdown in the commercial construction markets, particularly in Europe, C.I.S., Africa, Middle East and the Americas. Reduced economies of scale and a less favorable business mix, combined with €26 million in net charges for severance programs in the fourth quarter, reduced profit by 18% year-over-year. As mentioned above, the low-voltage switchgear business has been transferred from the Industry Automation Division to Building Technologies beginning of fiscal 2010.

In fiscal 2009, revenue at OSRAM decreased 13% compared to the prior year on lower revenue in all its businesses. On a geographic basis, the strongest declines came from Europe, C.I.S., Africa, Middle East and the Americas. Lower capacity utilization sharply reduced profit in the current period. Profit in both periods included charges related to structural initiatives. While charges in the current period comprised €18 million in net severance charges and €40 million for major impairments and inventory write-downs taken in the fourth quarter, impacts including severance charges and impairments in the prior-year period were offset by a €130 million net gain on the sale of the Division's Global Tungsten & Powders unit.

While order intake in fiscal 2009 at Industry Solutions declined sharply compared to the prior-year, the Division's order backlog had a stabilizing effect on revenue and profit. The strongest order declines came in Europe, C.I.S., Africa, Middle East and Asia, Australia. Revenue came in 4% lower than in fiscal 2008, including higher revenue in Asia, Australia. Profit in the current period declined 18%, as the Division took net severance charges of €69 million in the fourth quarter. Prior-year profit benefited from a €30 million gain on the sale of the Division's hydrocarbon service business. Siemens intends to carve out Industry Solutions' electronic design and manufacturing business in fiscal 2010.

Mobility increased fiscal 2009 revenue 10% compared to the prior year, including higher revenue in all regions. Orders were 14% lower than a year earlier, when Mobility took in its largest-ever rolling stock order for more than 300 trains worth €1.4 billion. On a geographic basis, orders declined in Europe, C.I.S., Africa, Middle East, which included the large order just mentioned for the prior year, and the Americas. Demand in Asia, Australia increased sharply year-over-year, including a particularly large train order in China. Mobility delivered fiscal 2009 profit of €390 million compared to a loss of €230 million a year earlier. This change stemmed in part from execution of the Division's "Mobility in Motion" program. A year earlier this program resulted in costs of €151 million, primarily for severance charges and impairments. Profit in the prior year was also burdened by charges of €209 million related to major projects in the second quarter, provisions related primarily to projects in the rail automation business, and further charges of €32 million for the Combino railcar business. At the beginning of fiscal 2010, Mobility sold its airfield lighting business.

Energy

Sector

(in millions of €)	Year ended September 30, 2009	2008	Actual	% Change Adjusted[1]	Currency	therein Portfolio
Profit	3,315	1,434	131%			
Profit margin	12.9%	6.4%				
New orders	30,076	33,428	(10)%	(9)%	(1)%	0%
Total revenue	25,793	22,577	14%	14%	0%	0%
External revenue	25,405	22,191	14%			
Therein:						
Europe, C.I.S.[2], Africa, Middle East	*14,715*	*12,722*	*16%*			
Therein Germany	*1,905*	*1,890*	*1%*			
Americas	*6,552*	*5,643*	*16%*			
Asia, Australia	*4,138*	*3,826*	*8%*			

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

The Energy Sector turned in a strong performance in fiscal 2009, with all Divisions delivering strong profit increases compared to the prior year. Sector profit improved to €3.315 billion from €1.434 billion a year earlier, making Energy the top profit contributor among the Sectors. Profit growth year-over-year included a strong profit rebound at Fossil Power Generation. For comparison, the Division's prior-year results were burdened by €559 million in second-quarter project charges as well as additional project charges totaling more than €300 million taken in the first and fourth quarters of fiscal 2008. Sector profit in the current fiscal year also rose on substantially lower SG&A expenses at Power Transmission, Power Distribution, Oil & Gas and Fossil Power Generation.

Energy produced revenue growth of 14% in fiscal 2009 by executing projects in its substantial order backlog. Led by Fossil Power Generation and Renewable Energy, all Energy Divisions contributed revenue increases year-over-year. Due in part to customer postponements of potential new projects against the background of the global macroeconomic and financial crisis, order intake decreased 10% from a high basis of comparison a year earlier. Within fiscal 2009, Energy saw its longer-cycle businesses become increasingly affected by deteriorating macroeconomic conditions. On a book-to-bill ratio of 1.17, the Sector's order backlog rose to €47.1 billion at the end of fiscal 2009, up from €44.6 billion a year earlier. Out of the current backlog, orders of €20 billion are expected to be converted into revenue during fiscal 2010, orders of €10 billion during 2011, and the remainder in the periods thereafter. On a geographic basis, revenue grew in all three regions, with the strongest increases in Europe, C.I.S., Africa, Middle East and in the Americas. Order intake declined across the three regions, with the strongest contraction in the Americas.

New Orders by Divisions

(in millions of €)	Year ended September 30, 2009	2008	Actual	% Change Adjusted[1]	Currency	therein Portfolio
Fossil Power Generation	**12,135**	12,993	(7)%	(8)%	1%	0%
Renewable Energy	**4,823**	4,434	9%	16%	(7)%	0%
Oil & Gas	**4,450**	5,630	(21)%	(18)%	(2)%	(1)%
Power Transmission	**6,324**	7,290	(13)%	(12)%	(1)%	0%
Power Distribution	**3,018**	3,578	(16)%	(14)%	(2)%	0%

1 Excluding currency translation and portfolio effects.

Revenue by Divisions

(in millions of €)	Year ended September 30, 2009	2008	Actual	% Change Adjusted[1]	Currency	therein Portfolio
Fossil Power Generation	**9,802**	8,171	20%	18%	2%	0%
Renewable Energy	**2,935**	2,092	40%	39%	1%	0%
Oil & Gas	**4,276**	4,038	6%	10%	(3)%	(1)%
Power Transmission	**6,172**	5,497	12%	12%	0%	0%
Power Distribution	**3,284**	3,211	2%	4%	(2)%	0%

1 Excluding currency translation and portfolio effects.

Profit and Profit Margin by Divisions

	Profit			Profit Margin	
(in millions of €)	Year ended September 30, 2009	2008	% Change	Year ended September 30, 2009	2008
Fossil Power Generation	**1,275**	(89)	–	**13.0%**	(1.1)%
Renewable Energy	**382**	242	58%	**13.0%**	11.6%
Oil & Gas	**499**	351	42%	**11.7%**	8.7%
Power Transmission	**725**	565	28%	**11.7%**	10.3%
Power Distribution	**435**	369	18%	**13.2%**	11.5%

Fossil Power Generation led all Siemens Divisions with €1.275 billion in profit for fiscal 2009, combining higher revenue with economies of scale, improved project execution and an improved revenue mix, including a higher contribution from the products business. The loss of €89 million in the prior year included the substantial project charges mentioned above for the Sector, particularly charges of €344 million related to a technologically advanced project in Olkiluoto, Finland. In addition, fiscal 2008 included negative equity investment income of €26 million related to Energy's equity stake in Areva NP S.A.S., which was also substantially affected by the project in Finland. Since the second quarter of fiscal 2009, this equity stake is accounted for as held for disposal, following the Energy Sector's announced intention to exit the Areva NP S.A.S. joint venture. Revenue at Fossil Power Generation rose 20% on higher sales in all regions, led by increases in the Europe, C.I.S., Africa, Middle East region and the Americas. Due to adverse macroeconomic and financing conditions, the Division's orders came in below the prior-year level. The decline was driven by substantially lower demand in Europe, C.I.S., Africa, Middle East, including lower volume from major orders.

Profit at Renewable Energy climbed to €382 million from €242 million in fiscal 2008, driven by economies of scale on a 40% increase in revenue. Orders in the Division came in above the prior-year level, as higher order intake in Europe, C.I.S., Africa, Middle East more than offset lower demand in the Americas region, where the Division took in a higher volume from major orders in the prior-year period. Order development in both regions was significantly influenced by large offshore wind-farm projects with long lead times between order intake and revenue recognition. In the first quarter of fiscal 2010, Renewable Energy completed the acquisition of 100% of Solel Solar Systems, a solar thermal power technology company, to strengthen its position in the expanding market of solar thermal power. The acquisition costs (cash and debt free), amount to approximately €280 million in cash consideration.

Oil & Gas brought in €499 million in profits in fiscal 2009, up from €351 million a year earlier, including higher contributions from all business units. Revenue increased 6% year-over-year on growth in the Americas and in Europe, C.I.S., Africa, Middle East, as the Division converted orders from its backlog into current business. In contrast, order intake slowed substantially in the current period, as customers delayed new projects.

Power Transmission posted profit of €725 million in fiscal 2009, up 28% from the prior year on revenue increases in all three regions. Due to customer postponements of potential new projects, the Division reported a double-digit decline in orders compared to the strong prior year.

Power Distribution grew profit 18%, to €435 million. Order intake fell 16% on lower year-over-year orders in all four quarters, due primarily to weaker demand among the Division's industrial customers. Revenue at Power Distribution came in just above the prior-year level, as growth in the first two quarters was nearly offset by lower year-over-year sales in the second half of fiscal 2009.

Healthcare

Sector

(in millions of €)	Year ended September 30, 2009	2008	Actual	% Change Adjusted[1]	Currency	therein Portfolio
Profit	1,450	1,225	18%			
Profit margin	12.2%	11.0%				
New orders	11,950	11,779	1%	(3)%	3%	1%
Total revenue	11,927	11,170	7%	2%	4%	1%
External revenue	11,864	11,116	7%			
Therein:						
Europe, C.I.S.[2], Africa, Middle East	*4,724*	*4,537*	*4%*			
Therein Germany	*1,072*	*980*	*9%*			
Americas	*5,153*	*4,861*	*6%*			
Asia, Australia	*1,986*	*1,718*	*16%*			

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

The market environment for the Healthcare Sector included the contraction in healthcare equipment spending mentioned earlier (see "Business and operating environment – Economic environment – Market development") as well as reduced availability of credit for financing equipment purchases and uncertainty created by healthcare reform efforts and budget deficits in developed nations. Against this backdrop, Healthcare increased revenue and orders 7% and 1%, respectively. On an organic basis, particularly excluding strong positive currency translation effects, revenue rose 2% and orders came in 3% lower than a year earlier. On a geographic basis, revenue grew in all three regions, including a 16% rise in Asia, Australia.

Orders rose even faster in Asia, Australia, offsetting modest declines in other regions. Healthcare's book-to-bill ratio was just above 1 for fiscal 2009, and its order backlog at the end of the year stood at €6.3 billion compared to €6.8 billion a year earlier. Of the Sector's current backlog, orders of €3 billion are expected to be converted into revenue during fiscal 2010, orders of €1 billion during fiscal 2011, and the remainder in the periods thereafter.

Healthcare posted Sector profit of €1.450 billion in fiscal 2009, up 18% from the prior-year level. This increase was in part due to progress with integration of acquisitions in the Diagnostics Division. PPA effects and integration costs at Diagnostics fell to €248 million, equivalent to 2.0 percentage points of Sector profit margin in fiscal 2009. A year earlier Diagnostics recorded a total of €344 million in PPA and integration costs, equivalent to 3.1 percentage points of Sector profit margin. The difference year-over-year is due to lower integration costs. Both years under review include negative profit impacts, totaling €169 million in charges at Workflow & Solutions in the current year and €174 million in costs and charges at Workflow & Solutions and Imaging & IT in the prior year.

New Orders by Divisions

(in millions of €)	Year ended September 30, 2009	2008	% Change Actual	Adjusted[1]	Currency	therein Portfolio
Imaging & IT	7,143	7,243	(1)%	(5)%	4%	0%
Workflow & Solutions	1,553	1,653	(6)%	(8)%	2%	0%
Diagnostics	3,479	3,195	9%	1%	4%	4%

1 Excluding currency translation and portfolio effects.

Revenue by Divisions

(in millions of €)	Year ended September 30, 2009	2008	% Change Actual	Adjusted[1]	Currency	therein Portfolio
Imaging & IT	7,152	6,811	5%	1%	4%	0%
Workflow & Solutions	1,515	1,490	2%	(1)%	2%	1%
Diagnostics	3,490	3,185	10%	2%	4%	4%

1 Excluding currency translation and portfolio effects.

Profit and Profit Margin by Divisions

(in millions of €)	Year ended September 30, 2009	2008	Profit % Change	Profit Margin Year ended September 30, 2009	2008
Imaging & IT	1,161	899	29%	16.2%	13.2%
Workflow & Solutions	(53)	66	–	(3.5)%	4.4%
Diagnostics	338	248	36%	9.7%	7.8%

Imaging & IT contributed a profit of €1.161 billion in fiscal 2009, up 29% from the prior-year level on a more favorable product mix that included significant contributions from new products introduced in the current year. Fiscal 2008 profit was held back by €90 million of the negative profit impacts mentioned above for the Sector, consisting primarily of severance charges, impairments and related costs following the review of certain business activities. Revenue and order development matched the general development for Healthcare overall, with revenue rising and orders coming in close to the prior-year level on particular strength in Asia, Australia and positive currency translation effects.

Workflow & Solutions posted a loss of €53 million, including the charges of €169 million mentioned above related to significant technical development challenges and delays associated with particle therapy contracts. In fiscal 2008, the Division delivered a profit of €66 million despite €81 million of the negative profit impacts, mainly related to the particle therapy contracts mentioned above for the Sector. Fiscal 2009 revenue was up 2%. Orders came in below the prior-year level.

Profit at Diagnostics was €338 million, up 36% from the prior-year level. The increase was driven by higher revenue and the reduction in integration costs mentioned above. PPA effects were €181 million and integration costs were €67 million in fiscal 2009, reducing the Division's profit margin by 7.1 percentage points. A year earlier, PPA effects were €176 million (including €7 million of inventory step-up charges) and integration costs were €168 million, reducing Diagnostics' profit margin by 10.8 percentage points. Fiscal 2009 revenue and orders rose 10% and 9%, respectively, from prior-year levels, benefiting strongly from positive currency translation and portfolio effects.

Equity Investments

Equity Investments includes investments accounted for using the equity method or at cost and available-for-sale financial assets not allocated to a Sector or Cross-Sector Business for strategic reasons. As of September 30, 2009, the reportable segment Equity Investments mainly comprised our investments in NSN, BSH, our stake in EN and our investment in KMW.

In fiscal 2009, Equity Investments recorded a loss of €1.851 billion compared to a profit of €95 million a year earlier. The major factor in this decline was NSN that has been tested for impairment. The main triggering events were NSN's loss of market share as well as a decrease in the product business operations resulting in significantly adjusted financial forecasts of future cash flows of NSN. As a result, we took an impairment of €1.634 billion on our investment in NSN at the end of fiscal 2009. Furthermore, NSN took restructuring charges and integration costs of €507 million as well as an additional charge of €432 million to tax expense to provide a valuation allowance on NSN' deferred tax assets during the current period. These factors led to an equity investment loss related to our stake in NSN of €2.177 billion in fiscal 2009. In the prior-year period, NSN incurred restructuring charges and integration costs of €480 million. The equity investment loss related to our stake in NSN was €119 million in fiscal 2008. In fiscal 2009, EN incurred an operating loss and took restructuring charges. As a result, we incurred a loss of €171 million from our investment in EN. The increasing equity investment loss from our investment in NSN and the loss from our stake in EN were only partly offset by a gain of €327 million from the sale of our stake in FSC in the current period. In fiscal 2009, equity investment income related to our stakes in BSH and KMW was €195 million, down from €242 million a year earlier. We expect profit from Equity Investments to remain volatile including due to effects stemming from NSN's announced measures to reduce operating expenses and production overheads in the coming two years.

Cross-Sector Businesses

Siemens IT Solutions and Services

(in millions of €)	Year ended September 30, 2009	2008	Actual	% Change Adjusted[1]	Currency	therein Portfolio
Profit	90	144	(38)%			
Profit margin	1.9%	2.7%				
New orders	4,501	5,272	(15)%	(10)%	(2)%	(3)%
Total revenue	4,686	5,325	(12)%	(8)%	(1)%	(3)%
External revenue	3,580	3,845	(7)%			
Therein:						
Europe, C.I.S.[2], Africa, Middle East	*3,129*	*3,326*	*(6)%*			
Therein Germany	*1,307*	*1,451*	*(10)%*			
Americas	*399*	*430*	*(7)%*			
Asia, Australia	*52*	*89*	*(42)%*			

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

Orders and revenue for Siemens IT Solutions and Services declined by 15% and 12% year-over-year, respectively, due to increasingly challenging external markets in the course of the fiscal year and streamlined internal business with Siemens. Profit for fiscal 2009 was €90 million compared to €144 million a year earlier. Profit development in the current period was impacted by the factors mentioned for volume, as well as measures to reduce IT costs for Siemens and €22 million in net severance charges during the fourth quarter. Both periods included charges related to large projects in the UK. Those charges were significantly higher in the prior-year period when they resulted in a net negative effect on profit of €76 million.

Siemens Financial Services (SFS)

(in millions of €)	Year ended September 30, 2009	2008	% Change
Income before income taxes	304	286	6%
Total assets	11,704	11,328	3%

In fiscal 2009, profit (defined as income before income taxes) at SFS increased to €304 million compared to €286 million in the prior year. The current period included higher interest results as well as higher results from internal services and the equity business including the reversal of an impairment on an investment of €51 million, posted in a previous year. These higher results were partly offset by an increase in loss reserves in the commercial finance business. Total assets rose slightly, to €11.704 billion.

The following table provides further information on the capital structure of SFS as of September 30, 2009 and 2008:

(in millions of €)	September 30, 2009	2008
Allocated equity	1,243	1,113
Total debt	9,521	9,359
Therein intragroup financing	9,455	*9,233*
Therein debt from external sources	66	*126*
Debt to equity ratio	7.66	8.41
Cash and cash equivalents	136	28

Both Moody's and Standard & Poor's view SFS as a captive finance company. These ratings agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.

The allocated equity for SFS is primarily determined and influenced by the size and quality of its portfolio of commercial finance assets (primarily leases and loans) and equity investments. This allocation is designed to cover the risks of the underlying business and is oriented at common credit risk management standards in banking. The actual risk profile of the SFS portfolio is evaluated and controlled monthly and is reflected in the quarterly (commercial finance) and annual (equity investments) adjustments of allocated equity.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Other Operations, SRE and various categories of items which are not allocated to the Sectors and Cross-Sector Businesses because Management has determined that such items are not indicative of the Sectors' and Cross-Sector Businesses' respective performance. Beginning with the first quarter of fiscal 2010, segment information will include a new line item, Centrally managed portfolio activities, mainly comprising centrally managed activities intended for divestment or closure as well as activities remaining from previously divested businesses. The electronics assembly systems business will be included in Centrally managed portfolio activities.

Other Operations

Other Operations consist primarily of operating business activities not allocated to a Sector or Cross-Sector Business which are to be integrated into a Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. Siemens completed these streamlining actions by the end of fiscal 2009 and therefore will discontinue reporting Other Operations in future periods.

For fiscal 2009, the result of Other Operations was a negative €372 million, compared to a negative €453 million a year earlier. Costs related to the streamlining of Other Operations in the prior-year period included a total of €271 million related to the divestment of Siemens Home and Office Communication Devices (SHC), the divestment of a 50% stake in a building and infrastructure business, including a goodwill impairment of €70 million, and the closure of a regional payphone unit in Europe, primarily for severance. Within this total, the divestment of SHC resulted in costs of €124 million primarily associated with impairments of assets and a loss on the sale. In addition, the SHC transaction involved costs of €21 million in fiscal 2008 related mainly to carve-out activities. The electronics assembly systems business recorded a loss of €201 million in fiscal 2009, consisting of operating losses as well as charges related to severance expenses and impairments. A year earlier, this business incurred losses of €86 million, including severance charges. In addition, the current period included a loss related to the divestment of an industrial manufacturing unit in Austria, as well as higher net expenses related to other businesses divested in the current and prior periods.

Sales for Other Operations in fiscal 2009 were €836 million, down from €2.902 billion a year earlier, due primarily to the streamlining actions mentioned above, including the divestment of SHC, and with the prior-year period also including higher revenue related to the electronics assembly systems business.

Siemens Real Estate (SRE)

Income before income taxes at SRE was €341 million in fiscal 2009, compared to €356 million in the prior year. Gains from sales of real estate were slightly higher in the current period, including a gain of €224 million from the sale of residential real estate holdings. SRE intends to continue real estate disposals in coming quarters, depending on market conditions.

In the second half of fiscal 2009, Siemens initiated a multi-year program to improve the efficiency of its real estate management by bundling the entire portfolio within SRE by 2011. The program is expected to generate even greater efficiency increases than originally anticipated, including approximately €250 million in cost savings annually by 2011 and €400 million in annual savings from 2014 onward. During implementation, the real estate bundling program will entail costs associated with reducing vacancy and consolidating locations. In fiscal 2009 these costs totaled €44 million. Assets with a book value of €614 million were transferred to SRE during the year.

Corporate items and pensions

In fiscal 2009, Corporate items and pensions totaled a negative €1.714 billion compared to a negative €3.860 billion a year earlier. The main factor in the change was Corporate items, which declined from a negative €3.966 billion to a negative €1.342 billion. Corporate items in the prior-year period included €1.081 billion in charges related to the global SG&A program, a provision of approximately €1 billion related to legal proceedings in the U.S. and Germany that were resolved during fiscal 2009 and a one-time endowment of €390 million to the Siemens Stiftung (foundation). Another major factor contributing to this change was lower expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, which declined to €95 million from €430 million a year earlier. Fiscal 2008 also included expenses of €128 million related to a regional sales organization in Germany, including an impairment, as well as a €32 million donation to the Siemens Foundation in the U.S. These factors were partly offset by the release of an accrual of €38 million following reversal of a previous judgment related to Italian electrical utility Enel. For comparison, Corporate items in fiscal 2009 included net charges of €235 million related to the global SG&A program and other personnel-related restructuring measures. The current year also included higher interest-related net expenses associated with a major asset retirement obligation, including a negative effect from the measurement of this obligation, partly offset by a positive effect from related hedging activities not qualifying for hedge accounting. In addition, fiscal 2009 included a positive effect related to shifting an employment bonus program from cash-based to share-based payment, as well as a charge of €53 million related to a global settlement agreement with the World Bank Group.

Centrally carried pension expense swung to a negative €372 million in fiscal 2009 from a positive €106 million in the prior-year period. This change was due primarily to higher benefit costs related to our principal pension plans. In addition, centrally carried pension expense in the current period also includes increased insurance costs of €106 million related to our mandatory membership in the Pensionssicherungsverein (PSV), the German pension insurance association.

Eliminations, Corporate Treasury and other reconciling items

In fiscal 2009, income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €373 million compared to a negative €300 million in the prior year period. The current period included higher negative results from interest rate hedging activities not qualifying for hedge accounting. These negative results were partly compensated by reduced counter-party risks. In the fourth quarter a year earlier charges of €50 million were posted related to counter-party risks, principally involving banks affected adversely by developments in the international financial markets.

RECONCILIATION TO EBITDA (continuing operations)

The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to EBITDA (adjusted):

For the fiscal years ended September 30, 2009 and 2008

	Profit[1]		Income (loss) from investments accounted for using the equity method, net[2]	
(in millions of €)	2009	2008	2009	2008
Sectors und Divisions				
Industry Sector	**2,701**	**3,947**	**1**	**15**
Industry Automation	639	1,606	3	1
Drive Technologies	836	1,279	(2)	1
Building Technologies	382	466	(1)	1
OSRAM	89	401	(2)	3
Industry Solutions	360	439	4	7
Mobility	390	(230)	(1)	1
Energy Sector	**3,315**	**1,434**	**59**	**41**
Fossil Power Generation	1,275	(89)	26	9
Renewable Energy	382	242	4	5
Oil & Gas	499	351	–	–
Power Transmission	725	565	27	25
Power Distribution	435	369	2	2
Healthcare Sector	**1,450**	**1,225**	**29**	**27**
Imaging & IT	1,161	899	8	6
Workflow & Solutions	(53)	66	10	2
Diagnostics	338	248	–	6
Total Sectors	**7,466**	**6,606**	**89**	**83**
Equity Investments	**(1,851)**	**95**	**(2,160)**	**101**
Cross-Sector Businesses				
Siemens IT Solutions and Services	**90**	**144**	**26**	**25**
Siemens Financial Services (SFS)	**304**	**286**	**180**	**57**
Reconciliation to Consolidated Financial Statements				
Other Operations	(372)	(453)	–	1
Siemens Real Estate (SRE)	341	356	–	–
Corporate items and pensions	(1,714)	(3,860)	(4)	(3)
Eliminations, Corporate Treasury and other reconciling items	(973)	(300)	(27)	(4)
Siemens	**3,891**	**2,874**	**(1,946)**	**260**

1 Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is income before income taxes.
2 Includes impairments and reversals of impairments of investments accounted for using the equity method.
3 Includes impairment of non-current available-for-sale financial assets.
4 Adjusted EBIT is income from continuing operations before income taxes less Financial income (expense), net and income (loss) from investments accounted for using the equity method, net.

Financial income (expense), net[3]		EBIT (adjusted)[4]		Amortization[5]		Depreciation and impairments of property, plant and equipment and goodwill[6]		EBITDA (adjusted)	
2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
(13)	–	2,713	3,932	376	330	715	800	3,804	5,062
(2)	3	638	1,602	193	162	112	113	943	1,877
(1)	3	839	1,275	44	47	150	136	1,033	1,458
–	2	383	463	70	65	90	73	543	601
1	–	90	398	26	23	243	297	359	718
3	3	353	429	33	29	64	57	450	515
(16)	(10)	407	(221)	10	4	56	124	473	(93)
(10)	7	3,266	1,386	70	78	315	267	3,651	1,731
(14)	2	1,263	(100)	16	20	107	100	1,386	20
(1)	–	379	237	7	10	45	21	431	268
–	(1)	499	352	26	28	58	57	583	437
9	9	689	531	11	10	66	54	766	595
(3)	(1)	436	368	10	11	33	33	479	412
6	26	1,415	1,172	304	309	350	331	2,069	1,812
2	2	1,151	891	116	143	86	82	1,353	1,116
1	4	(64)	60	6	5	24	21	(34)	86
8	9	330	233	181	161	233	218	744	612
(17)	33	7,394	6,490	750	717	1,380	1,398	9,524	8,605
30	(6)	279	–	–	–	–	–	279	–
1	9	63	110	44	50	136	174	243	334
111	182	63	47	6	3	314	282	383	332
1	10	(373)	(464)	29	57	64	221	(280)	(186)
(35)	(51)	376	407	1	1	180	160	557	568
(395)	166	(1,315)	(4,023)	4	68	34	29	(1,277)	(3,926)
(206)	(221)	(140)	(75)	–	–	(70)	(67)	(210)	(142)
(510)	122	6,347	2,492	834	896	2,036	2,197	9,219	5,585

5 Amortization and impairments of intangible assets other than goodwill.
6 Includes impairments of goodwill of €32 and €78 for the fiscal years ended September 30, 2009 and 2008, respectively.

Electronics Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior-year amounts were reclassified for comparison purposes.
Due to rounding numbers presented may not add precisely to totals provided.

DIVIDEND

Siemens AG, the parent company of the businesses discussed in this report, recorded an unappropriated net income under German accounting principles (HGB) of €1.463 billion for fiscal 2009 compared to €1.463 billion for the previous year.

At the Annual Shareholders' Meeting scheduled for January 26, 2010, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2009: to distribute a dividend of €1.60 on each no-par value share entitled to the dividend for fiscal year 2009 existing at the date of the Annual Shareholders' Meeting, which aggregates to an expected total distribution of €1.388 billion, and the remaining amount to be carried forward. The prior-year dividend was €1.60 per share.

CRITICAL ACCOUNTING ESTIMATES

Siemens' consolidated financial statements are prepared in accordance with IFRS. Our significant accounting policies, as described in "Notes to Consolidated Financial Statements," are essential to understand our results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial position, results of operations and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

For information on Critical accounting estimates, see "Notes to Consolidated Financial Statements."

Financial position

FINANCIAL STRATEGY

Siemens is committed to a strong financial profile, which gives us the financial flexibility to achieve our growth and portfolio optimization goals.

Our principal source of financing is cash inflows from operating activities. Our Corporate Treasury generally manages cash and cash equivalents for the entire Company and has primary responsibility for raising funds in the capital markets for the entire Company, except in countries with conflicting capital market controls. In these countries, the relevant Siemens subsidiary companies obtain financing primarily from local banks. At September 30, 2009, Siemens held €10.159 billion in cash and cash equivalents in various currencies, of which 95% were managed by Corporate Treasury. Corporate Treasury carefully manages investments of cash and cash equivalents subject to strict credit requirements and counterparty limits. In addition, Corporate Treasury lends funds via intragroup financing to the Sectors and Cross-Sector Businesses.

In addition to the sources of liquidity described below, we monitor funding options available in the capital markets and trends in the availability of funds as well as the cost of such funding, with a view to maintaining financial flexibility and limiting repayment risk. We also closely monitor developments in global capital markets, including the recent deterioration of these markets in connection with the global financial crisis, in order to evaluate possible consequences on our financial and risk profile.

CAPITAL STRUCTURE

As of September 30, 2009 and 2008, our capital structure was as follows:

(in millions of €)	September 30, 2009	2008	% Change
Total equity attributable to shareholders of Siemens AG	**26,646**	26,774	(0.5)%
As percentage of total capital	**58%**	62%	
Short-term debt	**698**	1,819	
Long-term debt	**18,940**	14,260	
Total debt	**19,638**	16,079	22%
As percentage of total capital	**42%**	38%	
Total capital (total debt and total equity)	**46,284**	42,853	8%

In fiscal 2009, total equity attributable to shareholders of Siemens AG decreased by 0.5% compared to fiscal 2008. Total debt increased by 22% during fiscal 2009 primarily due to the issuance of €4.0 billion in medium-term notes and the effect of fair value hedges, partly offset by the repayments of the €0.5 billion floating rate extendible note and US$750 million floating rate notes. This resulted in a decrease in total equity as a percentage of total capital to 58% compared to 62% in fiscal 2008. Accordingly, total debt as a percentage of total capital increased to 42% from 38% in the prior year. For more detailed information related to the fair value hedges, to the change in total equity and to the issuance and repayment of debt, see "Notes to Consolidated Financial Statements", "Net assets position" and " – Capital resources and requirements".

We have commitments to sell or otherwise issue common shares in connection with established share-based compensation plans. In fiscal 2009, commitments for share-based compensation were fulfilled through treasury shares. In fiscal 2010, we also plan to fulfill commitments for share-based compensation through treasury shares. For additional information with respect to share-based compensation and treasury shares, see "Notes to Consolidated Financial Statements."

As part of our Fit42010 program, we decided to improve our capital structure. A key consideration in this regard is to maintain ready access to capital markets through various debt products and to preserve our ability to repay and service our debt obligations over time. We therefore set ourselves a capital structure goal defined as Adjusted industrial net debt divided by Earnings before interest, taxes, depreciation and amortization (EBITDA) as adjusted. The calculation of Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA is calculated as earnings before income taxes (EBIT) (adjusted) before amortization (defined as amortization and impairments of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is calculated as income from continuing operations before income taxes less financial income (expense), net and income (loss) from investments accounted for using the equity method, net.

The target range for our capital structure ratio is 0.8 – 1.0. We set this target based on normal business cycles, unlike the current global recessionary conditions and the adverse effects of the financial crisis. As a step toward achieving this target range, we implemented our share buyback plan for up to €10 billion in share repurchases through 2010. Since the start of the share buyback program on January 28, 2008, we acquired a total of 52,771,205 Siemens shares with a market value at purchase of approximately €4.0 billion in two tranches under this plan amongst others for the purpose of cancellation and reduction of capital stock, and to fulfill obligations arising out of share-based compensation programs.

(in millions of €)	September 30, 2009	2008
Short term debt	698	1,819
Plus: Long term debt[1]	18,940	14,260
Less: Cash and cash equivalents	(10,159)	(6,893)
Less: Current available for sale financial assets	(170)	(152)
Net debt	9,309	9,034
Less: SFS Debt excluding internally purchased receivables	(9,521)	(9,359)
Plus: Funded status pension plan	4,015	2,460
Plus: Funded status other post employment benefits	646	650
Plus: Credit guarantees	313	480
Less: approx. 50% nominal amount hybrid bond	(862)	(901)
Less: Fair value hedge accounting adjustment[2]	(1,027)	(180)
Adjusted industrial net debt	2,873	2,184
EBITDA (adjusted) (continuing operations)	9,219	5,585
Adjusted industrial net debt/EBITDA (adjusted) (continuing operations)	0.31	0.39

1 Long term debt including fair value hedge accounting adjustment of €1,027 million and €180 million for the fiscal year ended September 30, 2009 and 2008, respectively.

2 The fair value hedge accounting adjustment has been included in fiscal 2009 in our definition of adjusted industrial net debt and therefore the financial information for the prior period in this table has been adjusted accordingly. The fair value hedge accounting adjustment is representing the change in the fair value of derivatives relating to fixed-rate long-term debt attributable to the interest rate risk being hedged. We believe that deducting the fair value hedge accounting adjustment from Net debt in addition to the adjustments presented above provides to investors more meaningful information to our scheduled debt service obligations. For further information on fair value hedges see "Notes to Consolidated Financial Statements."

CREDIT RATINGS

A key factor in maintaining a strong financial profile is our credit rating which is affected among other factors by the capital structure, the profitability, the ability to generate cash flow, geographic and product diversification as well as our competitive market position. Our current corporate credit ratings from Moody's Investors Service and Standard & Poor's are noted below:

	Moody's Investors Service	Standard & Poor's
Long-term debt	A1	A+
Short-term debt	P-1	A–1

During fiscal 2009 Moody's Investors Service made no rating changes. Moody's applied a long-term credit rating of "A1," outlook stable, on November 9, 2007. The rating classification A is the third highest rating within the agency's debt ratings category. The numerical modifier 1 indicates that our long-term debt ranks in the higher end of the A category. The Moody's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody's Investors Service's rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers' ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

In addition, Moody's Investors Service published a credit opinion for us. The most recent credit opinion as of June 10, 2009 classified the liquidity profile as "very healthy."

On June 5, 2009, Standard & Poor's downgraded our corporate long-term credit rating from AA– to A+. At the same time Standard & Poor's revised its outlook from "negative" to "stable" and announced that the rating action followed weaker cash flows and a rising pension deficit. Within Standard & Poor's ratings definitions an obligation rated "A" has the third highest long-term rating category. The modifier "+" indicates that our long-term debt ranks in the upper end of the A category. The Standard & Poor's rating outlook assesses the potential direction of a long-term credit rating over the medium-term. Rating outlooks fall into the following four categories: "positive," "negative," "stable" and "developing". Furthermore, Standard & Poor's downgraded our corporate short-term credit rating from "A-1+" to "A–1." This is the second highest short-term rating within the S&P rating scale.

We expect no significant impact on our funding costs as a consequence of the downgrade by Standard & Poor's.

Siemens has no other agreements with nationally recognized statistical rating organizations to provide long-term and short-term credit ratings.

Please be advised that security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time. Also considering the current deterioration of capital markets, each rating should be evaluated independently of any other rating.

CASH FLOW – FISCAL 2009 COMPARED TO FISCAL 2008

The following discussion presents an analysis of our cash flows for fiscal 2009 and 2008 for both continuing and discontinued operations. In the periods under review discontinued operations includes SV, which was sold to Continental AG in fiscal 2008, as well as the former Com activities. For further information on the disposal of the SV activities and the former Com segment see "Notes to Consolidated Financial Statements."

We report Free cash flow as a performance measure, which is defined as "Net cash provided by (used in) operating activities" less cash used for "Additions to intangible assets and property, plant and equipment." We believe this measure is helpful to our investors as an indicator of our ability to generate cash from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about this measure please refer to the end of this Management's discussion and analysis.

Operating activities provided net cash of €6.564 billion in fiscal 2009, compared to net cash provided of €8.624 billion in fiscal 2008. These results include both continuing and discontinued operations. Within the total, continuing operations provided net cash of €6.709 billion compared to €9.281 billion a year earlier. The decline in cash flow includes lower billings in excess of costs year-over-year compared to a substantial increase in fiscal 2008, in the Energy and Industry Sectors, as well as a substantial decrease in trade payables compared to an increase in fiscal 2008, especially in the Industry Sector. Other contributing factors include substantial cash outflows in connection with previously disclosed charges mainly posted to income in fiscal 2008. These outflows include €1.008 billion paid to authorities in the US and Germany related to charges for the resolution of legal proceedings. Cash outflows also arise from severance charges of €796 million for the global SG&A program and other personnel-related restructuring measures. In addition to these outflows substantial payments for charges related to project reviews in Fossil Power Generation, Mobility and Siemens IT Solutions and Services. Positive fac-

Free cash flow

(in millions of €)		Continuing operations Year ended September 30, 2009	 2008	Discontinued operations Year ended September 30, 2009	 2008	Continuing and discontinued operations Year ended September 30, 2009	 2008
Net cash provided by (used in):							
Operating activities	A	6,709	9,281	(145)	(657)	6,564	8,624
Investing activities		(3,431)	(9,989)	(194)	9,582	(3,625)	(407)
Herein: Additions to intangible assets and property, plant and equipment	B	(2,923)	(3,542)	–	(179)	(2,923)	(3,721)
Free cash flow[1]	**A+B**	**3,786**	**5,739**	**(145)**	**(836)**	**3,641**	**4,903**

1 The closest comparable financial measure under IFRS is "Net cash provided by (used in) operating activities." "Net cash provided by (used in) operating activities" from *continuing operations* as well as from *continuing and discontinued operations* is reported in our "Consolidated Statements of Cash Flow." "Additions to intangible assets and property, plant and equipment" from *continuing operations* is reconciled to the figures as reported in the "Consolidated Statements of Cash Flow" in the "Notes to Consolidated Financial Statements." Other companies that report Free cash flow may define and calculate this measure differently.

tors for fiscal 2009 cash flow from operating activities include cash inflows related to trade receivables. Industry decreased trade receivables compared to an increase in the prior year. Energy posted lower additions to trade receivables and reduced its build-up of inventories compared to the fiscal 2008, and both Industry and Healthcare reduced inventory levels year-over-year.

Discontinued operations improved to net cash used of €145 million in fiscal 2009. For comparison, net cash used of €657 million in the prior year included a payment of a €201 million fine related to former Com activities.

Investing activities in continuing and discontinued operations used net cash of €3.625 billion in fiscal 2009, compared to net cash used of €407 million in fiscal 2008. Within the total, net cash used in investing activities for continuing operations amounted to €3.431 billion in the current year and €9.989 billion in the prior year. Within continuing activities proceeds from sales of investments, intangibles and property, plant and equipment provided net cash of €1.221 billion due mainly to the sale of our residential real estate holdings and the sale of our 50% stake of FSC to Fujitsu Limited. Purchases of investments in the current year included cash outflows of €750 million related to two drawdown requests by NSN in relation to a Shareholder Loan Agreement between NSN and us. Reduced SFS financing activities in fiscal 2009 resulted in lower cash outflows relating to receivables from financing activities compared to the prior year. Cash outflows for acquisitions in fiscal 2008 related primarily to the acquisition of Dade Behring at Healthcare for €4.4 billion (net of €69 million cash acquired).

Discontinued operations in fiscal 2009 used net cash of €194 million. This total includes cash outflows related to the divestment of our mobile devices business in fiscal 2005, including €0.3 billion related to a settlement with the insolvency administrator of BenQ Mobile GmbH & Co. OHG as well as cash outflows related to the settlement of legal matters. Cash outflows from discontinued operations were partially offset by cash inflows due to a settlement between The Gores Group and us in fiscal 2009 regarding pending requirements for purchase price adjustment and further mutual obligations in relation to the disposal of the former SEN business. A year earlier, discontinued operations provided €9.582 billion in net cash, due primarily to proceeds of €11.4 billion from the sale of SV and net cash used of €1.1 billion relating to the transfer of SEN activities into EN.

Free cash flow from continuing and discontinued operations amounted to €3.641 million in fiscal 2009, compared to €4.903 billion in the prior year. Within the total, Free cash flow from continuing operations in the current year amounted to €3.786 billion, compared to €5.739 billion a year earlier. The change year-over-year was due primarily to the decrease in net cash provided by operating activities discussed above. Cash used for capital expenditures within continuing operations was €2.923 billion in fiscal 2009, down from €3.542 billion a year earlier. For further information about our capital expenditures please refer to " – Capital resources and requirements". The cash conversion rate for continuing operations, calculated as Free cash flow from continuing operations divided by Income from continuing operations, was 1.54 for fiscal 2009 compared to 3.09 in fiscal 2008.

On a sequential basis Free cash flow during fiscal 2009 and fiscal 2008 were as follows:

Free cash flow[1] (in millions of €)

Q4 09	3,158
Q3 09	1,064
Q2 09	1,138
Q1 09[2]	(1,574)
Q4 08	2,786
Q3 08	1,547
Q2 08	1,623
Q1 08	(217)



1 Continuing operations
2 Free cash flow includes €1,008 millions paid to authorities in the US and Germany related to charges for the resolution of legal proceedings.

Financing activities from continuing and discontinued operations provided net cash of €375 million in fiscal 2009, compared to net cash used of €6.129 billion in the prior year. The cash provided in fiscal 2009 was due mainly to a higher net amount of outstanding long-term debt including our issuance of €4.0 billion in medium-term notes. This was partly offset by the repayment of a €0.5 billion floating rate extendible note and US$750 million floating rate notes. A year earlier, we raised net cash of €5.728 billion through three long-term capital market transactions. These cash inflows were largely offset by a decrease of €4.635 billion in short-term debt and other financing activities primarily including repayment of commercial paper and repayment of debt originally raised by Dade Behring in the amount of €0.4 billion. In addition, we used €4.350 billion in cash for the purchase of common stock, including €4.0 billion in total under the first two tranches of our share buyback plan. Dividends paid to shareholders in the current year (for fiscal 2008) amounted to €1.380 billion, compared to €1.462 billion (paid for fiscal 2007) in the prior year.

CAPITAL RESOURCES AND REQUIREMENTS

Our capital resources consist of a variety of short- and long-term financial instruments including loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as cash and cash equivalents, future cash flows from operating activities and current available-for-sale financial assets.

Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding, portfolio activities and capital requirements for our share buyback plan, if continued in fiscal 2010. Other expected capital requirements include cash outflows in connection with our SG&A reduction program and other restructuring measures especially in the Industry Sector.

Total debt comprises our notes and bonds, loans from banks, obligations under finance leases and other financial indebtedness such as commercial paper. Total debt comprises short-term debt and current maturities of long-term debt as well as long-term debt, as stated on the Consolidated Balance Sheets. Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near-term obligations. Total liquidity comprises Cash and cash equivalents as well as current Available-for-sale financial assets, as stated on the Consolidated Balance Sheets. Net debt results from total debt less total liquidity. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with rating agencies, and accordingly we believe that presentation of Net debt is useful for investors. Net debt should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS. For further information to Net debt, please refer to the end of this Management's discussion and analysis.

(in millions of €)	September 30, 2009	2008
Short-term debt and current maturities of long-term debt	698	1,819
Long-term debt	18,940	14,260
Total debt	**19,638**	**16,079**
Cash and cash equivalents	10,159	6,893
Available-for-sale financial assets (current)	170	152
Total liquidity	**10,329**	**7,045**
Net debt[1]	**9,309**	**9,034**

1 We typically need a considerable portion of our cash and cash equivalents as well as current available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time.

Commercial paper program – We have a US$9.0 billion (€6.1 billion) global multi-currency commercial paper program in place, which includes the ability to issue US$-denominated extendible notes. As of September 30, 2009, the nominal amount outstanding under this program was US$493 million (€337 million). Our issues of commercial paper have a maturity of typically less than 90 days.

Notes and bonds – We have a "program for the issuance of debt instruments" (medium-term note program) of €15.0 billion in place which we updated in May 2009. As part of this update, we increased the maximum issuable amount under this program from €10.0 billion to €15.0 billion, following a previous increase from €5.0 billion to €10.0 billion in December 2008. Under this medium-term-note program we issued the following notes:

- In February 2009, we issued €4.0 billion fixed-interest notes in two tranches comprising €2.0 billion in 4.125% notes due in February 2013 and €2.0 billion in 5.125% notes due in February 2017.

- In June 2008, we issued a Eurobond with an aggregate amount of €3.4 billion, comprising three tranches: €1.2 billion in 5.25% notes due in December 2011; €1.0 billion in 5.375% notes due in June 2014 and €1.2 billion in 5.625% notes due in June 2018.

- In August 2008, we increased two tranches of the Eurobond issue by €750 million, including €350 million in 5,25% notes due in December 2011 and €400 million in 5,625% notes due in June 2018.

- In March 2006, we issued US$1.0 billion notes in two tranches comprising US$500 million (US$ LIBOR + 0.15%) due in March 2012 and US$500 million in 5.625% notes due March 2016.

The nominal amount outstanding under the medium-term note program was €8.8 billion as of September 30, 2009.

In May 2008, we issued €500 million (EURIBOR + 0.23%) extendible notes, which were redeemed at face value on the first maturity date by the end of June 2009.

In September 2006, we issued a subordinated Hybrid bond in two tranches, a euro tranche of €900 million in 5.25% notes and a British pound tranche of £750 million in 6.125% notes, both tranches with a final legal maturity in September 2066. The Company has a call option after 10 years or thereafter. If the bond is not called, both tranches will become floating rate notes (EURIBOR + 1.25% for the euro tranche and GBP LIBOR + 1.25% for the British pound tranche, plus a step-up of 1.0% for both tranches). The total nominal amount of our Hybrid bond is €1.7 billion.

In August 2006, we issued notes totaling US$5.0 billion. These notes were issued in four tranches comprising: US$750 million in floating rate notes (US$ LIBOR + 0.05%) due August in 2009, which were redeemed at face value at their maturity date; US$750 million in 5.5% notes due in February 2012; US$1.750 billion in 5.75% notes due October 2016 and US$1.750 billion in 6.125% notes due in August 2026. Regarding the fixed rate notes, we may redeem, at any time, all or some of the notes at the early redemption amount (call) according to the conditions of the notes. The nominal amount outstanding of these notes was €2.9 billion as of September 30, 2009.

In June 2001, the Company issued a Eurobond with an aggregate amount of €4.0 billion comprising two tranches, of which €2.0 billion in 5.75% notes maturing in July 2011 are still outstanding.

Assignable loans – In June 2008, we issued four series of assignable loans ("Schuldscheindarlehen") with an aggregate amount of €1.1 billion: €370 million (EURIBOR + 0.55%) and €113.5 million in 5.283% notes, both maturing in June 2013 and €283.5 million (EURIBOR + 0.7%) and €333 million in 5.435% notes, both maturing in June 2015.

Credit facilities – We have three credit facilities at our disposal for general corporate purposes. Our credit facilities as of September 30, 2009, consist of €6.6 billion in committed lines of credit. These facilities include

- US$5.0 billion undrawn syndicated multi-currency revolving credit facility expiring March 2012 provided by a syndicate of international banks;

- €450 million bilateral undrawn revolving credit facility expiring September 2012 provided by a domestic bank;

- US$4.0 billion syndicated multi-currency credit facility expiring August 2013 provided by a syndicate of international banks. This facility comprises a US$1.0 billion (€0.7 billion) term loan which was drawn in January 2007 and is due in August 2013 as well as an undrawn US$3.0 billion revolving tranche.

As of September 30, 2009, €5.9 billion of these lines of credit remained unused.

The maturity profile of the loans, notes and bonds described above is presented below:

Loans, notes and bonds maturity profile by calendar year (nominal amounts outstanding in billions of €)



3.6
0.8[1]
3.2
1.0
0.6
3.2
2.0
1.6
1.2[1]
1.7[2]
0.0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2026
2066

1 We may redeem, at any time, all or some of the US$-notes, issued in August 2006, at the early redemption amount (call) according to the conditions of the notes.
2 The maturity of the Hybrid bond depends on the exercise of a call-option: the bond is callable by us in September 2016 and thereafter, with a final legal maturity ending in September 2066.

The US$9 billion syndicated multi-currency revolving credit facilities provide its lenders with a right of termination in the event that (i) Siemens AG becomes a subsidiary of another company or (ii) an individual or a group of individuals acting in concert acquires effective control over Siemens AG by being able to exercise significant influence over its activities. The €450 million bilateral revolving credit facility may be terminated by the lender if major changes in Siemens AG's corporate legal situation occur that jeopardize the orderly repayment of the credit.

None of our credit facilities contains a material adverse change provision of the type often found in facilities of such nature and none of our global commercial paper and medium-term note programs nor our credit facilities contain specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral.

Further information about our bonds and the other components of debt is given in "Notes to Consolidated Financial Statements."

Capital expenditures – In line with declining demand and due to a stringent approach for capital expenditures our total capital expenditures for additions to intangible assets and property, plant and equipment (PPE) decreased to €2.923 billion in fiscal 2009, compared to €3.721 billion in the prior year. €2.034 billion of our investments relates to our three Sectors. While Energy used a considerable amount of their capital expenditure of €662 million to invest in the extension of the capacities in emerging and important sales markets a large part of the investments from Industry of €833 million was driven by the replacement of technical equipment and machines mainly in the Industry Automation, Drive Technologies and Industry Solutions Divisions. The major investments in Healthcare of €539 million were primarily used for clinical diagnostic systems and for the development of software and IT-solutions mainly in imaging systems. The capital expenditure rate for our Sectors, defined as additions to intangible assets and PPE as a percentage of amortization and depreciation, was 96% for fiscal 2009. We have set a mid-term target to keep this percentage in the range of 95% – 115%.

The changes of investments in intangible assets and property, plant and equipment from fiscal 2007 to 2009 are as follows:

Investments in intangible assets and property, plant and equipment (in millions of €)



FY 2009
2,923
FY 2008
3,721
FY 2007
3,751

Cash flows related to portfolio activities – During fiscal 2009, we acquired various entities, which were not significant individually nor in aggregate. In contrast, we sold our residential real estate holdings and the 50% stake of FSC. For further information, see "Notes to Consolidated Financial Statements." In the first quarter of fiscal 2010, Siemens completed the acquisition of 100% of Solel Solar Systems, a solar thermal power technology company, to strengthen Siemens' position in the expanding market of solar thermal power. The acquisition costs (cash and debt free), amount to approximately €280 million in cash consideration.

Share buyback plan – In November 2007, we announced a share buyback plan for up to €10 billion in share repurchases through 2010 amongst others for the purpose of cancellation and reduction of capital stock and to fulfill obligations arising from share-based compensation programs. Since the start of the share buyback program in fiscal 2008, we repurchased shares in two tranches with a total volume of approximately €4.0 billion. During fiscal 2009 we made no shares purchases under this program.

Dividends – At the Annual Shareholders' Meeting scheduled for January 26, 2010, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2009: to distribute a dividend of €1.60 on each no-par value share entitled to the dividend for fiscal year 2009 existing at the date of the Annual Shareholders' Meeting, which aggregates to an expected total distribution of €1.388 billion, and the remaining amount to be carried forward.

With our ability to generate positive operating cash flows, our total liquidity of €10.329 billion and our undrawn lines of credit of €5.9 billion and given our credit ratings at year-end we believe that we have sufficient flexibility to fund our capital requirements including for scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding, portfolio activities and for our share buyback plan, if continued in fiscal 2010. Also in our opinion, the working capital is sufficient for the Company's present requirements.

Contractual obligations

In the ordinary course of business, Siemens' primary contractual obligations regarding cash involve debt service, purchase obligations and operating lease commitments.

The following table summarizes contractual obligations for future cash outflows as of September 30, 2009:

Payments due by period

(in millions of €)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Debt	19,638	698	4,893	4,334	9,713
Purchase obligations	11,218	9,769	1,267	146	36
Operating leases	2,851	742	897	530	682
Total contractual cash obligations	**33,707**	**11,209**	**7,057**	**5,010**	**10,431**

Debt – At September 30, 2009, Siemens had €19.638 billion of short- and long-term debt, of which €698 million will become due within the next 12 months. Short-term debt includes current maturities of long-term debt, as well as loans from banks coming due within the next 12 months. At September 30, 2009, the weighted average maturity of our bonds and notes due after one year was 5.95 years. At September 30, 2008, total debt was €16.079 billion. Further information about the components of debt is given in "Notes to Consolidated Financial Statements."

Debt for Siemens at September 30, 2009 consisted of the following:

(in millions of €)	Short-Term	Long-Term	Total
Notes and bonds	–	16,502	16,502
Loans from banks	261	1,910	2,171
Other financial indebtedness	392	379	771
Obligations under finance leases	45	149	194
Total debt	698	18,940	19,638

Purchase obligations – At September 30, 2009, Siemens had €11.218 billion in purchase obligations. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and which specify all of the following items: (i) fixed or minimum quantities, (ii) fixed, minimum or variable price provisions and (iii) approximate timing of the transaction. For additional information, see "Notes to Consolidated Financial Statements."

Operating leases – At September 30, 2009, Siemens had a total of €2.851 billion in total future payment obligations under noncancelable operating leases. For additional information, see "Notes to Consolidated Financial Statements."

Siemens is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs related to remediation and environmental protection liabilities which amounted to €780 million as of September 30, 2009 and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €36 million as of September 30, 2009. For additional information with respect to asset retirement obligations, see "Notes to Consolidated Financial Statements."

In fiscal 2009, Siemens has reached an agreement with the trustees of its largest pension plan in UK, which may lead to gross contributions of up to €620 million until 2025.

Off-Balance sheet arrangements

Guarantees – Guarantees are principally represented by credit guarantees and guarantees of third-party performance. As of September 30, 2009, the undiscounted amount of maximum potential future payments for guarantees was €7.148 billion. Credit guarantees cover the financial obligation of third-parties in cases where Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit line guarantees with variable utilization to joint ventures, associated and other companies we held an investment in. The total amount for credit guarantees was €313 million as of September 30, 2009. Performance bonds and guarantees of advanced payments guarantee the fulfillment of contractual commitments of partners in a consortium where Siemens may be the general or subsidiary partner. In the event of non-performance under the contract by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €1.092 billion as of September 30, 2009.

The Federal Republic of Germany has commissioned a consortium consisting of Siemens IT Solutions and Services and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), will provide the services required by the terms of the contract. Siemens IT Solutions and Services is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item *HERKULES obligations* due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €3.490 billion as of September 30, 2009 and will be reduced by approximately €400 million per year over the remaining 8-year contract period. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Furthermore, Siemens has provided indemnification in connection with dispositions of certain business entities, which protects the buyer from certain tax, legal, and other risks related to the purchased business entity. These other guarantees were €2.253 billion as of September 30, 2009. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees. Most of the guarantees have fixed or scheduled expiration dates. For additional information with respect to our guarantees, see "Notes to Consolidated Financial Statements."

Capital commitments – As of September 30, 2009 and 2008, the Company has commitments to make capital contributions to various companies of €294 million and €241 million, respectively. The September 30, 2009 and 2008 balance, includes a conditional commitment to make capital contributions to EN of €172 million, representing our proportionate share in EN. The committed amount is due upon EN making acquisitions or investments.

Pension plan funding

The defined benefit obligation (DBO) of Siemens' principal pension plans, which considers future compensation and pension increases, amounted to €25.1 billion on September 30, 2009, compared to €22.7 billion on September 30, 2008. The fair value of plan assets as of September 30, 2009 was €21.1 billion compared to €20.2 billion on September 30, 2008. Accordingly, the combined funding status of Siemens principal pension plans on September 30, 2009 showed an underfunding of €4.0 billion compared to an underfunding of €2.5 billion at the end of the prior fiscal year. The actual return on plan assets for the last twelve months amounted to €1.9 billion, resulting almost entirely from fixed income investments. This represents a 10.0% return, compared to the expected return of 6.5%.

Siemens' funding policy for its pension funds is part of its overall commitment to sound financial management, which also includes an ongoing analysis of the structure of its pension liabilities, particularly the duration by class of beneficiaries. To balance return and risk, Siemens has developed a pension benefit risk management concept. As prime risk we have identified a decline in the principal plans' funded status as a result of adverse developments of plan assets and/or defined benefit obligations. We monitor our investments and our defined benefit obligations in order to measure such prime risk. The prime risk quantifies the expected maximum decline in the funded status for a given confidence level over a given time horizon. A risk budget on group level forms the basis for the determination of our investment strategy, i.e. the strategic assets class allocation of principle plan assets and the degree of interest rate risk hedging. Both, risk budget and investment strategy, are regularly reviewed with the participation of senior external experts of the international asset management and insurance industry to allow for an integral view on pension assets and pension liabilities. We select asset managers based on our quantitative and qualitative analysis and subsequently constantly monitor their performance and risk, both on a standalone basis, as well as in the broader portfolio context. We review the asset allocation of each plan in light of the duration of the related pension liabilities and analyze trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

Siemens also regularly reviews the design of its pension plans. Historically, the majority of Siemens' pension plans have included significant defined benefits. However, in order to reduce the Company's exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases and other factors, we implemented new pension plans in some of our major subsidiaries including Germany, the U.S. and the U.K. during the last several years. The benefits of these new plans are based predominantly on contributions made by the Company and are still affected by longevity, inflation adjustments and compensation increases to a minor extent only. We expect to continue to review the need for the implementation of similar plan designs outside Germany in the coming years to better control future benefit obligations and related costs.

For more information on Siemens' pension plans, see "Notes to Consolidated Financial Statements."

Pension funded status (in billions of €)



Sept. 30, 2009
(4.0)
Sept. 30, 2008
(2.5)

Net assets position

During fiscal 2009, total assets increased slightly to €94.926 billion, up from €94.463 billion the year before. Our net assets position in fiscal 2009 was influenced primarily by the issuance of €4.0 billion in medium-term notes under the EMTN program.

The following table shows current assets at the respective balance sheet dates:

(in millions of €)	September 30, 2009	2008
Cash and cash equivalents	10,159	6,893
Available-for-sale financial assets	170	152
Trade and other receivables	14,449	15,785
Other current financial assets	2,902	3,116
Inventories	14,129	14,509
Income tax receivables	612	610
Other current assets	1,191	1,368
Assets classified as held for disposal	517	809
Total current assets	**44,129**	**43,242**

Cash and cash equivalents totaled €10.159 billion as of September 30, 2009. The increase of €3.266 billion was primarily driven by the bond issue mentioned above as well as strong Free cash flow from our Sectors. These factors were partly offset by the dividend payments of €1.380 billion to the shareholders of Siemens AG, the reduction of short-term debt, the payment of €1.008 billion to authorities in the U.S. and in Germany related to the resolution of legal proceedings, payments related to our global SG&A program and cash outflows of €750 million related to two drawdown requests by NSN in relation to a Shareholder Loan Agreement between Siemens and NSN, among others. For further information, see "Financial position – Cash flow – Fiscal 2009 compared to fiscal 2008."

The decrease of €1.336 billion in Trade and other receivables year-over-year was due primarily to the Industry Sector, driven by disciplined asset management, but also by revenue declines in the majority of its Divisions. Inventories also declined compared to the prior year, as lower inventories in Industry more than offset an increase in the Energy Sector.

Assets classified as held for disposal decreased to €517 million as of September 30, 2009 compared to €809 million a year earlier. This change is due primarily to the transfer of an 80.2% stake in SHC completed at the beginning of October 2008. As of September 30, 2009, Assets classified as held for disposal included our stake in Areva NP S.A.S., the electronics assembly systems business and the airfield lighting business divested in the first quarter of fiscal 2010, among others.

Long-term assets at the respective balance sheet dates were as follows:

(in millions of €)	September 30, 2009	2008
Goodwill	15,821	16,004
Other intangible assets	5,026	5,413
Property, plant and equipment	11,323	11,258
Investments accounted for using the equity method	4,679	7,017
Other financial assets	10,030	7,785
Deferred tax assets	3,291	3,009
Other assets	627	735
Total long-term assets	**50,797**	**51,221**

The substantial decrease in Investments accounted for using the equity method was due primarily to NSN, including an impairment of €1.634 billion on our stake in this equity investment as well as a negative equity result from NSN.

The increase in Other financial assets results mainly from higher fair values of derivatives used for our hedging activities as well as the shareholder loans granted to NSN.

The table below shows current and long-term liabilities at the respective balance sheet dates:

(in millions of €)	September 30, 2009	2008
Short-term debt and current maturities of long-term debt	698	1,819
Trade payables	7,593	8,860
Other current financial liabilities	2,119	2,427
Current provisions	4,191	5,165
Income tax payables	1,936	1,970
Other current liabilities	20,311	21,644
Liabilities associated with assets classified as held for disposal	157	566
Total current liabilities	37,005	42,451
Long-term debt	18,940	14,260
Pension plans and similar commitments	5,938	4,361
Deferred tax liabilities	776	726
Provisions	2,771	2,533
Other financial liabilities	187	376
Other liabilities	2,022	2,376
Total long-term liabilities	30,634	24,632

Short-term debt and current maturities of long-term debt totaled €698 million at the end of fiscal 2009, a decrease of €1.121 billion from the prior year-end. This decrease mainly results from the repayment of a €500 million floating rate extendible note and US$750 million floating rate notes in fiscal 2009, due to maturity of these notes.

Trade payables decreased to €7.593 billion, down €1.267 billion from the end of fiscal 2008. The decline was driven by lower trade payables in all three Sectors, led by Industry.

The decrease of €974 million in current provisions is due mainly to the payment of the €1.008 billion related to charges for the resolution of legal proceeding mentioned earlier.

Other current liabilities decreased by €1.333 billion compared to the prior year-end, including lower billings in excess of cost in Industry and Energy. Due to the progress in our global SG&A program, accruals for severance payments under this program also declined year-over-year.

The decline in liabilities associated with assets classified as held for disposal was driven primarily by the divestment of SHC mentioned above.

Compared to the end of fiscal 2008, long-term debt increased by €4.680 billion to €18.940 billion at the end of the current year, mainly due to the above-mentioned issuance of €4.0 billion in medium-term notes under our EMTN program and the effect of fair value hedge accounting. Further information with respect to short- and long-term debt is also provided under "Financial position – Capital resources and requirements" as well as in the "Notes to Consolidated Financial Statements."

Shareholders' equity and total assets were as follows:

(in millions of €)	September 30, 2009	2008
Total equity attributable to shareholders of Siemens AG	26,646	26,774
Equity ratio	28%	28%
Minority interest	641	606
Total assets	94,926	94,463

Total equity attributable to shareholders of Siemens AG decreased €128 million year-over-year, to €26.646 billion at the end of fiscal 2009. Within this change, Net income attributable to shareholders of Siemens AG of €2.292 billion was offset by dividend payments of €1.380 billion and actuarial losses on pension plans and similar commitments of €1.248 billion, among other factors.

As both Total assets and Total equity attributable to shareholders of Siemens AG were widely stable year-over-year, our equity ratio remained at 28%.

For additional information on our net assets position, see "Notes to Consolidated Financial Statements."

OVERALL ASSESSMENT OF THE ECONOMIC POSITION

In fiscal 2009, Siemens coped well with major challenges. In a contracting global economy struggling with the aftermath of a major financial crisis, we held revenue close to the prior-year level. The decline in orders was driven primarily by a dramatic downturn in industrial markets. Total Sectors profit came in well above the prior-year level due to a number of factors, including structural measures we initiated before the financial crisis arose in fiscal 2008, a substantial reduction in SG&A expenses in fiscal 2009 and improved project execution year-over-year. Our Sectors continue to closely monitor customer demand relative to production capacity. If necessary, they will continue to take selective capacity adjustment measures. Despite the NSN impairment, income from continuing operations increased year-over-year. Net income came in lower compared to the prior year, which included a substantial gain on the divestment of SV.

Cash flow in fiscal 2009 included substantial cash outflows related to structural measures and resolution of compliance matters, as well as reduced cash inflows from customer advance payments. We put a high priority on strict discipline with capital expenditures and focused on tight net working capital management. Our success with this approach was evident particularly during the second half of fiscal 2009, when we generated strong free cash flow despite difficult market conditions. Our commitment to a strong financial profile was evident in fiscal 2009. Our balance sheet remained strong, with nearly no change in net debt compared to the prior year, continuing access to capital market financing, and a healthy debt maturity profile. Our equity ratio remained steady at 28%. The Managing Board and the Supervisory Board proposed a dividend of €1.60 per share, unchanged from fiscal 2008.

Report on post-balance sheet date events

Since September 30, 2009, no events of special significance have occurred that are expected to have a material impact on the financial position or results of operations of Siemens.

Risk report

RISK MANAGEMENT

Our risk management policy stems from a philosophy of pursuing sustainable growth and creating economic value while avoiding and managing inappropriate risks. As risk management is an integral part of how we plan and execute our business strategies, our risk management policy is set by the Managing Board. Our organizational and accountability structure requires each of the respective management of our Sectors, Cross-Sector Businesses, regional Clusters, Regional Companies and Corporate Units to execute risk management programs that are tailored to their specific industries and responsibilities, yet consistent with the overall policy established by the Managing Board.

We have implemented and coordinated a set of risk management and control systems which support us in the early recognition of developments jeopardizing the continuity of our business. The most important of these systems include our enterprise-wide processes for strategic planning and management reporting. The former is intended to support us to consider potential risks well in advance of major business decisions, while the latter is intended to enable us to monitor such risks more closely as our business progresses. Our internal auditors also regularly review the adequacy and effectiveness of our risk management system. Thereby, if deficits are detected appropriate measures for their elimination will be adopted. This coordination of processes and procedures is intended to help to ensure that the Managing Board and the Supervisory Board are fully and timely informed about significant risks, as described in more detail in the section "Corporate Governance."

Risk management at Siemens is based on a comprehensive, interactive and management-oriented Enterprise Risk Management (ERM) approach that is integrated into the organization and that addresses both risks and opportunities. The ERM process serves for early identifying, evaluating and responding to those risks and opportunities that could materially affect the achievement of our strategic, operational, financial and compliance objectives. In order to enable a comprehensive view on our business activities, risks and opportunities are identified in a structured way combining elements of a top-down and bottom-up approach. Risks and opportunities are reported on a quarterly basis whereas the regular reporting process is complemented by an ad-hoc reporting process to escalate critical issues in a timely manner. All relevant risks and opportunities are prioritized in terms of impact and likelihood, considering quantitative and/or qualitative perspectives. The bottom-up identification and prioritization process is supported by workshops with the respective management at Division, Cross-Sector Business, regional Cluster and Corporate level. This top-down element ensures that potential new risks and opportunities are discussed on management level and are included in the subsequent reporting process, if found to be applicable. Reported risks and opportunities are analyzed regarding potential cumulative effects and are aggregated on Sector, Cross-Sector Business, regional Cluster and Corporate level.

Responsibilities are assigned for all relevant risks and opportunities. The hierarchical level of responsibility thereby depends on the significance of the respective risk or opportunity. Assuming responsibility for a specific risk or opportunity requires to determine one of our general response strategies, or a combination of them. Concerning risks, our general response strategies are avoidance, transfer, reduction or acceptance of the risk. With respect to opportunities, our general response strategies are non-realization, transfer and partial or complete realization of the opportunity. In a second step, responsibility for a risk or opportunity also includes the development, initiation and monitoring of corresponding response measures in alignment with the chosen response strategy. These response measures have to be specifically tailored to allow for an effective risk management. For that reason we have initiated a variety of response measures with different characteristics: For example, we mitigate the risk of fluctuations in currency and interest rates by engaging in hedging activities. Regarding our long-term projects, a systematic and comprehensive project management with standardized project milestones and clearly defined approval processes to support us to identify and respond to project risks at an early stage, even before entering the bidding phase. Furthermore, we maintain appropriate insurance levels for potential cases of damage and liability risks in order to reduce our exposure to such risks and to avoid or minimize potential losses. Among others, we counteract the risk of fluctuations in economic activity and customer demand by closely monitoring the macroeconomic conditions and the developments in relevant industries, and by timely and consequently adjusting capacity and performing cost reduction measures, if deemed necessary.

To oversee the ERM process and to further drive the integration and harmonization of existing control activities in alignment with legal and operational requirements, the Managing Board established a Corporate Risk and Internal Control Department and Corporate Risk and Internal Control (CRIC) Committee. The CRIC Committee obtains risk and opportunity information from the Risk Committees established at Sector, Cross-Sector Business and regional Cluster level as well as from the Heads of Corporate Units, which then forms the basis for the evaluation of the company-wide risk and opportunity situation. The CRIC Committee reports to and supports the Managing Board on matters relating to the implementation, operation and oversight of the ERM process and assists the Managing Board in reporting to the Audit Committee of the Supervisory Board. The CRIC Committee is comprised of the Chief Risk & Internal Control Officer, as the chairperson, and members of senior management like the Sector and Cross-Sector Business CEOs, the CFO of Siemens, and selective Heads of Corporate Units.

Moreover, according to U.S. legal requirements, which are in this regard more comprehensive than those required by German law, Siemens is required to establish and maintain adequate internal control over financial reporting. Siemens' internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Management concluded that Siemens' internal control over financial reporting was effective as of September 30, 2009.

Below we describe the risks that could have a material adverse effect on our business, our financial condition and results of operations, the price of our shares and American depository shares (ADSs), and our reputation. The risks we describe here are not necessarily the only ones we face. Additional risks not known to us or that we currently consider immaterial may also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.

STRATEGIC RISKS

Our business is affected by the uncertainties of economic and political conditions, in particular by the current global macroeconomic downturn and financial crisis: Our business environment is influenced by conditions in the domestic and global economies. In fiscal 2009, the global economic situation took a significant turn for the worse leading to a decline in consumer and business confidence, increased unemployment and reduced levels of capital expenditure, resulting in lower demand and more challenging market environments across our Sectors. Our Industry Sector was especially affected by weaker demand due to the adverse macroeconomic and financing conditions. In recent months, certain indices and economic data began to show first signs of improvement and stabilization in the macroeconomic environment. However, there can be no assurance that these improvements will be broad-based and sustainable, and how they will affect the markets relevant for us. In general, due to the significant proportion of longer-cycle businesses in our Sectors and the importance of long-term contracts for Siemens, there is usually a time lag between the development of macroeconomic conditions and their impact on our financial results. If the improvements will be temporary or the global economic downturn continues or worsens and we are not successful in adapting our production and cost structure to the current market environment there can be no assurance that we will not experience further adverse effects that may be material to our revenues, results of operations, financial condition and ability to access capital. For example, in addition to a general decline in demand, the current tightening of credit in the financial markets may make it more difficult for our customers to obtain financing and as a result they may modify, delay or cancel plans to purchase our products and services or to execute transactions. Further, prices may decline as a result of continued adverse market conditions to a greater extent than currently anticipated. In addition, contracted payment terms, especially regarding the level of advance payments by our customers relating to long-term projects, may become less favorable under the current conditions, which could negatively impact our cash flows. Additionally, if customers are not successful in generating sufficient revenue or securing access to the capital markets they may not be able to pay, or may delay payment of, the amounts they owe us, which may adversely affect our financial position and results of operations.

Numerous other factors, such as fluctuations of energy and raw material prices as well as global political conflicts, including in the Middle East and other regions, continue to impact macroeconomic parameters and the international capital and credit markets. The uncertainty of economic and political conditions, which is reinforced by the current developments of the global economic situation, can have a material adverse impact on our investments, financial condition or results of operations and can also make our budgeting and forecasting more difficult.

Our Sectors and Cross-Sector Businesses are affected by market conditions. For example, our Industry Sector is vulnerable to unfavorable market conditions in certain segments of the automotive, manufacturing and construction industries. Our Healthcare Sector, in turn, is dependent on developments and regulations in the healthcare systems around the world, particularly including ongoing healthcare reform efforts in the U.S. Finally, our Energy Sector is exposed to the development of global energy demand and is considerably affected by regulations related to energy and environmental policies.

We operate in highly competitive markets, which are subject to price pressures and rapid changes: The worldwide markets for our products and solutions are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. In many of our businesses, we face downward price pressure and we are or could be exposed to market downturns or slower growth, which may increase in times of declining investment activities and consumer demand similar to the current economic conditions. We face strong competitors, some of which are larger and may have greater resources in a given business area, as well as competitors from emerging markets, which may have a better cost structure. Some industries in which we operate are undergoing consolidation, which may result in stronger competitors and a change in our relative market position. Specific competitors might be more effective and faster in capturing available market opportunities, which in turn may negatively impact our market share. These factors alone or in combination may negatively impact our financial condition or results of operations.

Our businesses must keep pace with technological changes and develop new products and services to remain competitive: The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers' needs in these areas we must continuously design new, and update existing products and services and invest in and develop new technologies. Introducing new products and technologies requires a significant commitment to research and development, which in return requires considerable financial resources that may not always result in success. Our sales and profits may suffer if we invest in technologies that do not operate as expected or are not accepted in the marketplace as anticipated or if our products or systems are not introduced to the market in a timely manner or as they become obsolete. Furthermore, in some of our markets, the need to develop and introduce new products rapidly in order to capture available opportunities may lead to quality problems. Our operating results depend to a significant extent on our ability to anticipate and adapt to changes in markets and to reduce the costs of producing high-quality new and existing products. Any inability to do so could have a material adverse effect on our financial condition or results of operations.

Our financial results and cash flows may be adversely affected by continued strategic reorientations and cost-cutting initiatives: We are in the process of strategic reorientation and constantly perform cost-cutting initiatives, including headcount reduction, for example, within our global SG&A program or for the ongoing capacity adjustment measures and structural initiatives, including measures in the Industry Sector. Capacity adjustments through consolidation of business activities and manufacturing facilities, and the streamlining of product portfolios are also part of these cost reduction efforts. These measures may negatively impact our results of operations and cash flows. Any future contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

Our financial results and cash flows may be adversely affected by portfolio measures: Our strategy includes divesting our interests in some business areas and strengthening others through portfolio measures, including mergers and acquisitions.

With respect to dispositions, we may not be able to divest some of our activities as planned, and the divestitures we do carry out could have a negative impact on our results of operations, our cash flow and, potentially, our reputation.

Mergers and acquisitions are inherently risky because of difficulties that may arise when integrating people, operations, technologies and products. There can be no assurance that any of the businesses we acquire can be integrated successfully and as timely as originally planned or that they will perform well once integrated. In addition, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired businesses. Furthermore, portfolio measures may result in additional financing needs and adversely affect our financial leverage and our debt-to-equity ratio. Acquisitions may also lead to substantial increases in intangible assets, including goodwill. Our balance sheet reflects a significant amount of intangible assets, including goodwill. Among our businesses, the largest amount of goodwill is allocated to the Divisions Diagnostics and Imaging & IT of the Healthcare Sector, and Industry Automation of the Industry Sector. Among these Divisions, Diagnostics has the highest amount of goodwill and the lowest excess of the recoverable amount over the carrying amount, estimated at €2.284 billion based on the annual impairment test in fiscal 2009. If we were to encounter adverse business developments including negative effects on our revenues, profits or on cash, or adverse effects from an increase in the weighted average cost of capital (WACC) or from foreign exchange rate risk or otherwise perform worse than expected at acquisition, then these intangible assets, including goodwill allocated to the Divisions Diagnostics, Building Technologies, or other Divisions, might have to be written down and could materially and adversely affect our results of operations. The likelihood of such adverse business developments increases in times of difficult macroeconomic conditions, such as experienced under the current global macroeconomic and financial crisis.

We may be adversely affected by our equity interests and strategic alliances: Our strategy includes strengthening our business interests through joint ventures, associated companies and strategic alliances. Certain of our investments are accounted for using the equity method, including, among others, NSN, EN and BSH. Any factors negatively influencing the profitability of our equity investments, including negative effects on revenues, profits or on cash, could have an adverse effect on our equity pick-up related to these equity interests or may result in a write-down of these investments. In addition, our financial position and results of operations could also be adversely affected in connection with loans, guarantees or non-compliance with financial covenants related to these equity investments. Furthermore, such investments are inherently risky as we may not be able to sufficiently influence business decisions taken by our equity investments and strategic alliances that may have a negative effect on our business. In addition, joint ventures bear the risk of difficulties that may arise when integrating people, operations, technologies and products. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances.

OPERATIONS RISKS

Our financial results and cash flows may be adversely affected by cost overruns or additional payment obligations related to the management of our long-term, fixed price or turn-key projects: We perform a portion of our business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. Some of these contracts are inherently risky because we may assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. For example, we face the risk that we must satisfy technical requirements of a project even though we may not have gained experience with those requirements before we win the project. The profit margins realized on such fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of unanticipated project modifications, shortage of key personnel, quality problems, financial difficulties of our customers, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, performance problems with our suppliers, subcontractors and consortium partners or other logistical difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment and contract termination. There can be no assurance that all of our fixed-priced contracts can be completed profitably. For additional information, see "Notes to Consolidated Financial Statements."

We may face interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time, and could be subject to rising raw material prices: Our financial performance depends in part on a reliable and effective supply chain management for components, sub-assembles and other materials. Capacity constraints and market shortage resulting from an ineffective supply chain management may lead to delays and additional cost. We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers' needs, including ours, during periods of excess demand. Component supply delays can affect the performance of our Sectors. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. This risk is particularly evident in businesses with a very limited number of suppliers. Shortages and delays could materially harm our business. Unanticipated increases in the price of components due to market shortages or other reasons could also adversely affect the performance of our Sectors.

Our Sectors purchase raw materials, including copper, steel, aluminum and oil, which exposes them to fluctuations in energy and raw material prices. In recent times, commodities have been subject to volatile markets, and such volatility is expected to continue. If we are not able to compensate for or pass on our increased costs to customers, price increases could have a material adverse impact on our financial results. In contrast, in times of falling commodity prices, we may not fully profit from such price decreases as we attempt to reduce the risk of rising commodity prices by several means, such as long-term contracting or physical and financial hedging. In addition to price pressure that we may face from our customers expecting to benefit from falling commodity prices, this could also adversely affect our financial results.

We may face operational failures and quality problems in our value chain processes: Our value chain comprises all steps, from research and development to production, marketing, sales and services. Operational failures in our value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to our production facilities, which are located all over the world and have a high degree of organizational and technological complexity. From time to time, some of the products we sell might have quality issues resulting from the design or manufacture of such products or from the software integrated into them. Such operational failures or quality issues could have a material adverse effect on our financial condition or results of operations.

We are dependent upon hiring and retaining highly qualified management and technical personnel: Competition for highly qualified management and technical personnel remains intense in the industries and regions in which our Sectors and Cross-Sector Businesses operate. In many of our business areas, we intend to extend our business activities, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, assimilate and retain engineers and other qualified personnel. There can be no assurance that we will continue to be successful in attracting and retaining highly qualified employees and key personnel in the future, and any inability to do so could have a material adverse effect on our business.

FINANCIAL RISKS

We are exposed to currency risks and interest rate risks: We are exposed to fluctuations in exchange rates, especially between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the U.S. and as exports from Europe. As a result, a strong euro in relation to the U.S. dollar and other currencies can have a material impact on our other revenues and results. Certain currency risks as well as interest rate risks are hedged on a Company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange rates, our hedging activities can have significant effects on our cash flow. Our Sectors and Cross-Sector Businesses engage in currency hedging activities which sometimes do not qualify for hedge accounting. In addition, our Corporate Treasury has interest rate hedging activities which also do not qualify for hedge accounting, and are subject to changes in interest rates. Accordingly, exchange rate and interest rate fluctuations may influence our financial results and lead to earnings volatility. A strengthening of the euro (particularly against the U.S. dollar) may also change our competitive position, as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices. For more information regarding currency risks, interest rate risks, hedging activities and other market risks, please see "Notes to Consolidated Financial Statements."

We are exposed to volatile credit spreads: Regarding our Corporate Treasury activities, widening credit spreads due to uncertainty and risk aversion in the financial markets might lead to changing fair market values of our existing trade receivables and derivative financial instruments. In addition, we also see a risk of increasing refinancing costs if the recent stabilization and improvement in the global financial markets does not persist. Furthermore, costs for buying protection on credit default risks could increase due to a potential increase of counterparty risks.

Our future financing via Corporate Treasury may be affected by the uncertainties of economic conditions and the development of capital and bank markets: Our Corporate Treasury is responsible for the financing of the Company and our Sectors and Cross-Sector Businesses. A negative development in the capital markets could increase our cost of debt capital. The developments in the subprime mortgage market in the U.S. and the worldwide financial market crisis have had a global impact on the capital markets with subsequent losses and worsening liquidity of many financial institutions. The decision of several governments to pump fresh liquidity into the market and to support the banking sector results in immense available liquidity in the capital markets. But this liquidity could only be available for well rated companies and at significantly higher credit spreads as a financial crisis could lead to a higher degree of risk awareness among investors. These developments could also influence our future possibilities of obtaining debt financing. Regarding our Corporate Treasury activities, deteriorating credit quality and/or default of counterparties may adversely affect our results.

Further downgrades of our ratings may increase our cost of capital and could negatively affect our businesses: Our financial condition, results of operations and cash flows are influenced significantly by the actual and expected performance of the Sectors and Cross-Sector Businesses, as well as the Company's portfolio measures. An actual or expected negative development of our results of operations or cash flows or an increase in our net debt position may result in the deterioration of our credit rating. In June 2009, Standard & Poor's changed its long-term credit rating for Siemens from "AA-" to "A+". Further downgrades by rating agencies may increase our cost of capital, may reduce our potential investor base and may negatively affect our businesses.

Our financing activities subject us to various risks, including credit, interest rate and foreign exchange risk: We provide our customers various forms of direct and indirect financing in connection with large projects such as those undertaken by our Energy Sector. We finance a large number of smaller customer orders, for example the leasing of medical equipment, in part through SFS. SFS also incurs credit risk by financing third-party equipment or by taking direct or indirect participations in financings, such as syndicated loans. We partially take a security interest in the assets we finance or receive additional collateral. We may lose money if the credit quality of our customers deteriorates or if they default on their payment obligation to us, if the value of the assets that we have taken a security interest in or additional collateral declines, if interest rates or foreign exchange rates fluctuate, or if the projects in which we invest are unsuccessful. Potential adverse changes in economic conditions could cause a further decline in the fair market values of financial assets and customer default rates to increase substantially and asset and collateral values to decline, resulting in losses which could have a negative effect on our financial condition or results of operations.

Our financial condition and results of operations may be adversely affected by several parameters influencing the funded status of our pension benefit plans: The funded status of our pension plans may be affected by an increase or decrease in the defined benefit obligation (DBO), as well as by an increase or decrease in the value of plan assets. Pensions are accounted for in accordance with actuarial valuations, which rely on statistical and other factors in order to anticipate future events. These factors include key pension plan valuation assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases and pension progression. Assumptions may differ from actual developments due to changing market and economic conditions, thereby resulting in an increase or decrease in the DBO. Significant movements in financial markets or a change in the portfolio mix of invested assets can result in corresponding increases or decreases in the value of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Also, changes in pension plan assumptions can affect net periodic pension cost. For example, a change in discount rates or in the expected return on plan assets assumptions may result in changes in the net periodic benefit cost in the following financial year. In order to comply with local pension regulations in selected foreign countries we may face a risk of increasing cash outflows to reduce an underfunding of our pension plans in these countries, if any. The underfunding of Siemens' principal pension plans as of September 30, 2009 amounted to €4.0 billion, compared to an underfunding of €2.5 billion at the end of fiscal 2008. The increase in underfunding was primarily due to a decrease in the discount rate assumption at September 30, 2009, which increased the DBO. This negative effect on the funded status was only partly compensated by the actual return on plan assets, which significantly exceeded the expected return. Both factors, discount rate and actual return, are being significantly influenced by the conditions in the global financial markets. For additional information, see "Notes to Consolidated Financial Statements."

For further information with regard to financial risks and financial risk management, see "Notes to Consolidated Financial Statements."

COMPLIANCE RISKS

Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of our Company and certain of our current and former employees regarding allegations of public corruption and other illegal acts. The results of these and any future investigations may have a material adverse effect on the development of future business opportunities, our financial results and condition, the price of our shares and ADSs and our reputation: Public prosecutors and other government authorities in jurisdictions around the world are investigating allegations of corruption at a number of our former business Groups and regional companies. In addition to ongoing investigations, there could be additional investigations launched in the future by governmental authorities in these or other jurisdictions and existing investigations may be expanded. As a result, governmental authorities may take action against us or some of our employees. These actions could include further criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgements, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. In addition to monetary and other penalties, further monitors could be appointed to review future business practices with the goal of ensuring compliance with applicable laws and we may otherwise be required to further modify our business practices and compliance programs. Tax authorities may also impose certain remedies, including potential tax penalties. Depending on the development of the investigations, we may be required to accrue material amounts for such penalties, damages, profit disgorgement or other possible actions that may be taken by various governmental authorities. Any of the foregoing could have a material adverse effect on our business, financial results and condition, the price of our shares and ADSs and our reputation.

Additionally, we engage in a substantial amount of business with governments and government-owned enterprises around the world. We also participate in a number of projects funded by government agencies and non-governmental organizations such as multilateral development banks. If we or our subsidiaries are found to have engaged in certain illegal acts or are found not to have taken effective steps to address the allegations or findings of corruption in our business, this may impair our ability to participate in business with governments or non-governmental organizations and may result in formal exclusions from such business, which may have a material adverse effect on our business. For example, legislation of member states of the European Union could in certain cases result in mandatory or discretionary exclusion from public contracts in case of a conviction for bribery and certain other offences or for other reasons. As described in more detail in "Notes to Consolidated Financial Statements," we or our subsidiaries have in the past been excluded from government contracting as a result of findings of corruption or other misconduct. Conviction for illegal behavior or exclusion from participating in contracting with governments or non-governmental organizations in one jurisdiction may lead to exclusion in other jurisdictions or by other non-governmental organizations. Even if we are not formally excluded from participating in government business, government agencies or non-governmental organizations may informally exclude us from tendering for or participating in certain contracts. From time to time, we have received requests for information from government customers and non-governmental organizations regarding the investigations described above and our response to those investigations. We expect to receive more such requests in the future.

In addition, our involvement in existing and potential corruption proceedings could damage our reputation and have an adverse impact on our ability to compete for business from both public and private sector customers. The investigations could also impair our relationship with business partners on whom we depend and our ability to obtain new business partners. They may also adversely affect our ability to pursue strategic projects and transactions which could be important to our business, such as strategic alliances, joint ventures or other business combinations. Current or possible future investigations could result in the cancellation of certain of our existing contracts, and the commencement of significant third-party litigation, including by our competitors.

Many of the governmental investigations are at this time still ongoing and we cannot predict when they will be completed or what their outcome will be, including the potential effect that their results or the reactions of third parties thereto may have on our business. Future developments in these investigations, responding to the requests of governmental authorities and cooperating with them, especially if we are not able to resolve the investigations in a timely manner, could divert management's attention and resources from other issues facing our business. Management has implemented a remediation plan to address corruption and compliance risk in our business. If this remediation plan is unsuccessful, we would continue to be exposed to the risks described above.

We are subject to regulatory risks associated with our international operations: Protectionist trade policies and changes in the political and regulatory environment in the markets in which we operate such as foreign exchange import and export controls, tariffs and other trade barriers and price or exchange controls could affect our business in several national markets, impact our sales and profitability and make the repatriation of profits difficult, and could lead to penalties, sanctions and reputational damages if we are not compliant with those regulations. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. Furthermore, as a globally operating organization, we also conduct business with customers in countries subject to export controls, embargos or other forms of trade restrictions imposed by U.S., the European Union or other countries or organizations. Future interpretations or developments of sanctions regimes could lead to a curtailment of existing and/or planned business activities and the possibility of reputational harm. We expect that sales to emerging markets will continue to account for an increasing portion of our total sales, as our business naturally evolves and as developing nations and regions around the world increase their demand for our offering. Emerging market operations present several risks, including civil disturbances, health concerns, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. In particular, the Asian markets are important for our long-term growth strategy, and our sizeable operations in China are influenced by a legal system that is still developing and is subject to change. Our growth strategy could be limited by governments supporting local industries. The demand for many of the products of our Sectors and Cross-Sector Businesses, particularly those that derive their revenue from large projects, can be affected by expectations of future demand, prices and gross domestic product in the markets in which those Sectors and Cross-Sector Businesses operate. If any of these risks or similar risks associated with our international operations were to materialize, our results of operations and financial condition could be materially adversely affected.

Our business could suffer as a result of current or future litigation: We are subject to numerous risks relating to legal, governmental and regulatory proceedings to which we are currently a party or to which we may become a party in the future. We routinely become subject to legal, governmental and regulatory investigations and proceedings involving, among other things, allegations of improper delivery of goods or services, product liability, product defects, quality problems, intellectual property infringement, non-compliance with tax regulations and/or alleged or suspected violations of applicable laws. In addition, we may face claims in connection with the circumstances that led to the corruption proceedings described above. For additional information with respect to specific proceedings, see "Notes to Consolidated Financial Statements." There can be no assurance that the results of these or any other proceedings will not materially harm our business, reputation or brand. Moreover, even if we ultimately prevail on the merits in any such proceedings, we may have to incur substantial legal fees and other costs defending ourselves against the underlying allegations. We record a provision for legal risks when (1) we have a present obligation as a result of a past event; (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of the obligation. In addition, we maintain liability insurance for certain legal risks at levels our management believes are appropriate and consistent with industry practice. Our insurance policy, however, does not protect us against reputational damage. Moreover, we may incur losses relating to legal proceedings beyond the limits, or outside the coverage, of such insurance. Finally, there can be no assurance that we will be able to maintain adequate insurance coverage on commercially reasonable terms in the future. Each of these risks may have a material adverse effect on our results of operations or financial condition and our provisions for legal proceedings-related losses may not be sufficient to cover our ultimate loss or expenditure.

Examinations by tax authorities and changes in tax regulations could result in lower earnings and cash flows: We operate in approximately 190 countries and therefore are subject to different tax regulations. Changes in tax law could result in higher tax expense and payments. Furthermore, this could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertainty of tax environment in some regions could limit our ability to enforce our rights. As a globally operating organization, we conduct business in countries subject to complex tax rules, which may be interpreted in different ways. Future interpretations or developments of tax regimes may affect our tax liability, return on investments and business operations. We are regularly examined by tax authorities in various jurisdictions.

We are subject to environmental and other government regulations: Some of the industries in which we operate are highly regulated. Current and future environmental and other government regulations or changes thereto, may result in significant increases in our operating or product costs. We could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. For further information, see "Notes to Consolidated Financial Statements." We establish provisions for environmental risks when (1) we have a present obligation as a result of a past event; (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of the obligation. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and consistent with industry practice. We may incur environmental losses beyond the limits, or outside the coverage, of such insurance, and such losses may have a material adverse effect on the results of our operations or financial condition and our provisions for environmental remediation may not be sufficient to cover the ultimate losses or expenditures.

LEGAL PROCEEDINGS

For information on legal proceedings, see "Notes to Consolidated Financial Statements."

Information required pursuant to §315 (4) HGB of the German Commercial Code and explanatory report

COMPOSITION OF COMMON STOCK

As of September 30, 2009, the Company's common stock totaled €2.743 billion (2008: €2.743 billion) divided into 914,203,421 (2008: 914,203,421) registered shares with no par value and a notional value of €3.00 per share. The shares are fully paid in. In accordance with §4 (3) of the Company's Articles of Association, the right of shareholders to have their ownership interests evidenced by document is excluded, unless such evidence is required under the regulations of a stock exchange on which the shares are listed. Collective share certificates may be issued. Pursuant to §67 (2) of the German Stock Corporation Act (Aktiengesetz, AktG), only those persons recorded in the Company's stock register will be recognized as shareholders of the Company. For purposes of recording the shares in the Company's stock register, shareholders are required to submit to the Company the number of shares held by them and their e-mail address if they have one and, in the case of individuals, their name, address and date of birth, or in the case of legal entities, their company name, business address and registered offices.

All shares confer the same rights and obligations. At the Annual Shareholders' Meeting, each share of stock has one vote and accounts for the shareholders' proportionate share in the Company's net income. Excepted from this rule are treasury shares held by the Company, which do not entitle the Company to any rights. The shareholders' rights and obligations are governed by the provisions of the German Stock Corporation Act, in particular by §12, §53a et seq., §118 et seq., and §186 of the German Stock Corporation Act.

RESTRICTIONS ON VOTING RIGHTS OR TRANSFER OF SHARES

Shares issued to employees under our former employee stock schemes are subject to company-imposed private law restrictions on disposal for two to five years. As a matter of principle, eligible employees may not dispose of any shares transferred to them in this way prior to the expiration of the holding period. Shares issued to employees worldwide, – to the extent legally permissible – under the new stock scheme implemented since the beginning of fiscal 2009, i.e., the Share Matching Plan are freely transferable. However, participants are required to own and hold the shares issued to them under the rules of the Plan for a vesting period of about three years in order to receive one matching share free of charge for each three shares. Any sale or transfer of the shares prior to vesting of the 3-years period will forfeit the right to receive matching shares for the sold or transferred share.

The von Siemens-Vermögensverwaltung GmbH (vSV) has, on a sustained basis, powers of attorney allowing it to vote, as of October 13, 2009, 10.805.913 shares on behalf of members of the Siemens family, whereby aforementioned shares constitute a part of the overall number of shares held by members of the Siemens family. The vSV is a German limited liability company and party to an agreement with, among others, members of the Siemens family ("family agreement"). In order to bundle and represent their interests, the members of the Siemens family established a family partnership. This family partnership makes proposals to the vSV with respect to the exercise of the voting rights at Annual Shareholders' Meetings of the Company, which are taken into account by the vSV when acting within the bounds of its professional discretion. Pursuant to the family agreement, the shares under powers of attorney are voted by the vSV collectively.

EQUITY INTERESTS EXCEEDING 10% OF VOTING RIGHTS

The German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) requires any investor whose percentage of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise must notify the Company and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) thereof. The lowest threshold for notification is 3%. We are not aware of, nor have we been notified of, any shareholder directly or indirectly holding 10% or more of the voting rights.

SHARES WITH SPECIAL RIGHTS CONFERRING POWERS OF CONTROL

There are no shares with special rights conferring powers of control.

SYSTEM OF CONTROL OF ANY EMPLOYEE SHARE SCHEME WHERE THE CONTROL RIGHTS ARE NOT EXERCISED DIRECTLY BY THE EMPLOYEES

Shares of stock issued by Siemens AG to employees under its employee stock scheme are transferred directly to the employees. The beneficiary employees who hold shares of employee stock may exercise their control rights in the same way as any other shareholder directly in accordance with applicable laws and the Articles of Association.

LEGISLATION AND PROVISIONS OF THE ARTICLES OF ASSOCIATION APPLICABLE TO THE APPOINTMENT AND REMOVAL OF MEMBERS OF THE MANAGING BOARD AND GOVERNING AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The appointment and removal of members of the Managing Board is subject to the provisions of §84 and §85 of the German Stock Corporation Act and §31 of the German Codetermination Act (Mitbestimmungsgesetz, MitbestG). According to these provisions, members of the Managing Board are appointed by the Supervisory Board for a maximum term of five years. They may be reappointed or have their term of office extended for one or more terms of up to a maximum of five years each. Pursuant to §31 (2) of the German Codetermination Act, a majority of at least two thirds of the members of the Supervisory Board is required to appoint members of the Managing Board. If such majority is not achieved, the Mediation Committee shall give, within one month after the first round of voting, a recommendation for the appointments to the Managing Board. The Supervisory Board will then appoint the members of the Managing Board with the votes of the majority of its members. If such appointment fails, the Chairman of the Supervisory Board shall have two votes in a new round of voting.

According to §8 (1) of the Articles of Association, the Managing Board is comprised of several members, the number of which is determined by the Supervisory Board. Pursuant to §84 of the German Stock Corporation Act and §9 of the Articles of Association, the Supervisory Board may appoint a President of the Managing Board as well as a Vice President. If a required member of the Managing Board has not been appointed, the necessary appointment shall be made, in urgent cases, by a competent court upon motion by any party concerned, in accordance with §85 of the German Stock Corporation Act. Pursuant to §84 (3) of the German Stock Corporation Act, the Supervisory Board may revoke the appointment of an individual as member of the Managing Board or as President of the Managing Board for good cause.

According to §179 of the German Stock Corporation Act, any amendment to the Articles of Association requires a resolution of the Annual Shareholders' Meeting. The authority to adopt purely formal amendments to the Articles of Association was transferred to the Supervisory Board under §13 (2) of the Articles of Association. In addition, by resolution of the Annual Shareholders' Meetings on January 26, 2006 and January 27, 2009, the Supervisory Board has been authorized to amend §4 of the Articles of Association in accordance with the utilization of the Authorized Capital 2006 and Authorized Capital 2009, and after expiration of the then-applicable authorization period.

Resolutions of the Annual Shareholders' Meeting require a simple majority vote, unless a greater majority is required by law. Pursuant to §179 (2) of the German Stock Corporation Act, amendments to the Articles of Association require a majority of at least three-fourth of the capital stock represented at the voting round, unless another capital majority is prescribed by the Articles of Association.

POWERS OF THE MANAGING BOARD TO ISSUE AND REPURCHASE SHARES

The Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 25, 2011 by up to €71,130,000 nominal through the issuance of up to 23,710,000 registered shares of no par value against contributions in cash (Authorized Capital 2006). The authorization may be implemented in installments. Preemptive rights of existing shareholders are excluded. The new shares shall be issued under the conditions that they are offered exclusively to employees of Siemens AG and its subsidiaries, provided that these subsidiaries are not listed companies themselves and do not have their own employee stock schemes.

Furthermore, the Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 26, 2014 by up to €520,800,000 nominal through the issuance of up to 173,600,000 registered shares of no par value against cash contributions and/or contributions in kind (Authorized Capital 2009). The Managing Board is authorized to exclude, with the approval of the Supervisory Board, preemptive rights of shareholders in the event of capital increases against contributions in kind. In addition, preemptive rights of shareholders may be excluded in the event of capital increases against cash contributions, (i) to make use of any fractional amounts, (ii) in order to grant holders of conversion or option rights issued by the Company or any of its subsidiaries, as protection against the effects of dilution, preemptive rights to subscribe for new shares, and (iii) if the issue price of the new shares is not significantly lower than their stock market price and the total of the shares issued in accordance with §186 (3), 4th sentence, of the German Stock Corporation Act does not exceed 10% of the capital stock at the date of using this authorization.

As of September 30, 2009, the total unissued authorized capital of Siemens AG therefore consisted of €591,930,000 nominal that may be issued in installments with varying terms by issuance of up to 197,310,000 registered shares of no par value. For details, please refer to §4 of the Articles of Association.

By resolution of the Annual Shareholders' Meeting of January 27, 2009, the Managing Board was authorized until January 26, 2014 to issue bonds in an aggregate principal amount of up to €15,000,000,000 with conversion rights (convertible bonds) or with warrants (bonds with warrants) entitling the holders to subscribe to up to 200,000,000 new registered shares of no par value, representing a pro rata amount of up to €600,000,000 of the capital stock. The bonds are to be issued against contributions in cash. The authorization also includes the possibility to assume the necessary guarantees for bonds issued by subsidiaries of Siemens AG and to grant the holders of such bonds Siemens shares in satisfaction of the obligations under the conversion or option rights attaching to these bonds. The bonds may be issued once or several times, in whole or in part. The individual bonds shall rank pari passu in all respects.

In case of bonds with warrants being issued, the pro rata amount of the capital stock represented by the shares subscribed for on the basis of one fractional bond with warrant must not exceed the principal amount of the fractional bond with warrant. In the case of convertible bonds being issued, the pro rata amount of the capital stock represented by the shares subscribed for on the basis of a convertible bond must not exceed the principal amount or the lower issue price of a fractional convertible bond.

In case of bonds being issued that grant conversion rights without stipulating a conversion obligation, the conversion or exercise price shall be equal to the lower of 125% of the volume-weighted average market price of the Siemens stock in Xetra trading (or a comparable successor system) in the period between the beginning of institutional placing and the determination of the issue amount of the bonds ("price determination") and 125% of the volume-weighted average market price of the Siemens stock in Xetra trading (or a comparable successor system) during the last hour prior to the price determination. If there is no institutional placing prior to the price determination, the conversion or exercise price shall be equal to 125% of the volume-weighted average market price of the Siemens stock in Xetra trading (or a comparable successor system) on the five trading days preceding the date of price determination. The lower of the two volume-weighted average prices in the case of institutional placing or, in the absence of such a placing prior to the price determination, the volume-weighted average market price of the five trading days preceding the date of price determination is hereinafter also referred to as the "reference price".

In case of bonds being issued that stipulate a conversion obligation, the conversion price shall be equal to the following amount: (i) 100% of the reference price if the arithmetic mean of the closing prices of the Siemens stock in Xetra trading (or a comparable successor system) during the last twenty consecutive trading days ending on the third trading day prior to the date of conversion is lower than or equal to the reference price; (ii) 120% of the reference price if the arithmetic mean of the closing prices of the Siemens stock in Xetra trading (or a comparable successor system) during the last twenty consecutive trading days ending on the third trading day prior to the date of conversion is higher than or equal to 120% of the reference price; (iii) the arithmetic mean of the closing prices of the Siemens stock in Xetra trading (or a comparable successor system) during the last twenty consecutive trading days ending on the third trading day prior to the date of conversion if this amount is higher than the reference price, but lower than 120% of the reference price; or (iv) notwithstanding the above provisions, 120% of the reference price if the holder of the bonds exercises an existing conversion right prior to the commencement of the conversion obligation.

Without prejudice to § 9 (1) of the German Stock Corporation Act (AktG), the conversion or exercise price shall be reduced by virtue of a dilution protection clause subject to a more precise definition of the terms and conditions of the bonds by payment of a corresponding amount in cash upon exercise of the conversion rights or by reduction of the additional cash contribution if Siemens AG grants preemptive rights to its shareholders during the conversion or option period (raising its capital stock, issuing further bonds or participatory notes (Genussrechte) with conversion or option rights or granting other option rights) and holders of conversion or option rights are not given preemptive rights on the scale to which they would be entitled upon exercise of their conversion or option rights. Instead of a payment in cash or reduction of the additional cash contribution, the conversion ratio – if possible – may also be adjusted by dividing the principal amount by the reduced conversion price. The terms and conditions may additionally provide for an adjustment of the conversion or option rights in the event of a capital reduction, a stock split or other extraordinary events (such as control being obtained by a third party).

The Managing Board is authorized to determine, alone or in cooperation with the management bodies of the issuing subsidiaries, the further terms and conditions of the bonds.

As a matter of principle, the bonds are to be offered to the shareholders for purchase. However, the Managing Board is authorized to exclude, with the approval of the Supervisory Board, any preemptive rights of shareholders, (i) if the issue price of a bond is not significantly lower than its fair market value determined in accordance with generally accepted actuarial methods, (ii) if this is necessary with regard to fractional amounts, and (iii) in order to grant holders of conversion or option rights on shares of the Company preemptive rights as compensation against the effects of dilution.

In order to grant shares of stock to holders of convertible bonds or bonds with warrants issued until January 26, 2014 by the Company or any of its subsidiaries in accordance with authorization of the Managing Board adopted by the Annual Shareholders' Meeting on January 27, 2009, the capital stock was conditionally increased by up to €600,000,000 through the issuance of up to 200,000,000 registered shares of no par value (Conditional Capital 2009).

For further information on the conditional capitals of the Company as of September 30, 2009 see "Notes to Consolidated Financial Statements."

Based on a resolution of the Annual Shareholders' Meeting on January 24, 2008, the Company was authorized to repurchase until July 23, 2009 up to 10% of its 914,203,421 shares of capital stock existing at the date of adopting the resolution. On January 27, 2009, the Annual Shareholders' Meeting authorized the Company to acquire until July 26, 2010 up to 10% of its capital stock of 914,203,421 shares existing at the date of adopting the resolution. The authorization of January 27, 2009, which is described in greater detail below, replaced the previous authorization of January 24, 2008 with effect from March 1, 2009. The aggregate of shares acquired under this authorization and any other shares previously acquired and still held in treasury by the Company or to be attributed to the Company pursuant to §71d and §71e of the German Stock Corporation Act, shall at no time exceed 10% of the then existing capital stock. The authorization may be exercised by the Company in whole or in part, once or several times, but also by any of its subsidiaries or by third parties on behalf of the Company or its subsidiaries.

The acquisition of the shares of stock is accomplished at the discretion of the Managing Board either by purchase over the stock exchange or through a public share purchase offer. If the shares are acquired over the stock exchange, the purchase price paid per share (excluding incidental transaction charges) may neither exceed nor fall below the market price of the Siemens stock on the trading day, as determined at the opening auction of Xetra trading (or a comparable successor system), by more than 10%. If the shares are acquired through a public share purchase offer, the purchase price or purchase price range per share (excluding incidental transaction charges) may neither exceed the average closing price of the Siemens stock in Xetra trading (or a comparable successor system) during the last five trading days prior to the date on which the final Managing Board resolution about the formal offer is made, by more than 10% nor fall below this average closing price by more than 20%. If, in the case of a public share purchase offer, the number of Siemens shares tendered or offered for purchase by shareholders exceeds the total volume of shares which the Company intends to reacquire, the shareholders' right to tender may be excluded to the extent that the purchase will be in proportion to the Siemens shares tendered. Furthermore, the tender of small lots of up to 150 Siemens shares per shareholder may receive preferential treatment.

The Managing Board was additionally authorized, with the approval of the Supervisory Board, to sell options whereby the Company takes on the obligation of buying Siemens shares upon exercise of the options ("put options"), to purchase and exercise options whereby the Company has the right to acquire Siemens shares upon exercise of the options ("call options"), and to acquire Siemens shares by using a combination of put and call options. In exercising this authorization, all stock acquisitions based on put or call options, or a combination of put and call options, are limited to a maximum volume of 5% of the capital stock of 914,203,421 shares existing at the date of adopting the resolution at the Annual Shareholders' Meeting. The maturity term of the options must be chosen in such a way that the acquisition of Siemens shares upon exercise of the options will take place no later than July 26, 2010. It must be stipulated in the option terms and conditions that the exercise of options is to be satisfied only by utilizing Siemens shares which were previously acquired over the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock market price of the Siemens stock in Xetra trading (or a comparable successor system). The predetermined purchase price to be paid per Siemens share upon exercise of the options ("strike price") may neither exceed the average closing price of the Siemens stock in Xetra trading (or a comparable successor system) during the last three trading days prior to conclusion of the relevant option contract by more than 10% nor fall below this average closing price by more than 30% (in each case excluding incidental transaction charges, but taking into account option premiums received or paid).

By resolution of the Annual Shareholders' Meetings on January 24, 2008 and January 27, 2009, the Managing Board was authorized to also use shares acquired on the basis of this or any previously given authorization as follows: (i) such shares of stock may be retired (pursuant to the authorization of 2009 without and pursuant to the authorization of 2008 with the approval of the Supervisory Board); (ii) such shares of stock may be used to meet the obligations under the 2001 Siemens Stock Option Plan; (iii) such shares of stock may be offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries, or they may be granted and transferred to such individuals with a holding period of at least two years; (iv) such shares may, with the approval of the Supervisory Board, be offered and transferred to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies or interests therein, (v) such shares may, with the approval of the Supervisory Board, be sold to third parties against payment in cash if the price (excluding incidental transaction costs) at which such shares are to be sold is not significantly lower than the market price of the Siemens stock on the trading day, as determined during the opening auction of the Xetra trading platform (or a comparable successor system), or (vi) such shares may be used to service conversion or option rights granted by the Company or any of its subsidiaries. Furthermore, the Supervisory Board was authorized to offer shares reacquired on the basis of this or any previously given authorization as stock-based compensation for purchase to members of the Managing Board of Siemens AG under the same terms and conditions as those offered to employees of the Company, or to grant and transfer them with a holding period of at least two years.

As of September 30, 2009, the Company held 47,777,661 (2008: 52,645,665) shares of stock in treasury.

SIGNIFICANT AGREEMENTS WHICH TAKE EFFECT, ALTER OR TERMINATE UPON A CHANGE OF CONTROL OF THE COMPANY FOLLOWING A TAKEOVER BID

Siemens AG maintains lines of credit in an aggregate amount of US$9 billion which provide its lenders with a right of termination in the event that (i) Siemens AG becomes a subsidiary of another company or (ii) an individual or a group of individuals acting in concert acquires effective control over Siemens AG by being able to exercise significant influence over its activities. In addition, Siemens AG has a credit line at its disposal in the amount of €450 million which may be terminated by the lender if major changes in Siemens AG's corporate legal situation occur that jeopardize the orderly repayment of the credit.

Agreements concluded by Siemens AG under the International Swaps and Derivatives Association Inc. framework ("ISDA agreements") each give Siemens AG's contractual party a right of termination if (i) Siemens AG is merged into a third party, or (ii) all or substantially all of the assets of Siemens AG are transferred to a third party. In the event that the third party does not assume the obligations of Siemens AG, all outstanding transactions under the respective agreements may be terminated. If the third party chooses to assume the obligations of Siemens AG under such agreement and its creditworthiness is materially weaker than that of Siemens AG, the affected transactions under the respective agreements may be terminated. In either situation, the outstanding payment claims under such agreement are to be netted.

COMPENSATION AGREEMENTS WITH MEMBERS OF THE MANAGING BOARD OR EMPLOYEES IN THE EVENT OF A TAKEOVER BID

In the event of a change of control – i.e. if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of §291 of the German Stock Corporation Act, or if Siemens AG is to be merged into another company – any member of the Managing Board has the right to terminate the contract of employment if such change of control results in a substantial change in position (e.g. due to a change in corporate strategy or a change in the Managing Board member's duties and responsibilities). If this right of termination is exercised, the Managing Board member will receive a severance payment which amounts to the base compensation and target bonus applicable at the time of contract termination for the remaining contractual term of office, but at least for a period of three years. In addition, non-monetary benefits are settled by a cash payment equal to 5% of the severance payment. The stock-based compensation components awarded remain unaffected. Stock options may, alternatively, also be exercised upon termination of the contract of employment. No severance payments are made if the Managing Board member receives benefits from third parties in connection with a change of control. A right of termination does not exist if the change of control occurs within a period of twelve (12) months prior to a Managing Board member's retirement. Managing Board members' employment contracts entered into in or after June 2008 provide that severance payments in the event of a change of control are limited to the amount recommended by the German Corporate Governance Code.

Compensation report

The Compensation report outlines the principles used for determining the compensation of the Managing Board of Siemens AG and sets out the level and structure of Managing Board remuneration. In addition, the report describes the policies and levels of compensation paid to Supervisory Board members. The Compensation report is based on the recommendations and suggestions of the German Corporate Governance Code and is in compliance with the applicable legal requirements of §§ 314 (1) no. 6a and 315 (2) no. 4 of the HGB. As an integral part of the Notes to Consolidated Financial Statements, the Compensation report is part of the audited Consolidated Financial Statements. The Compensation report is presented within the section "Corporate Governance", included in this Annual Report for the fiscal year 2009.

Report on expected developments

WORLDWIDE ECONOMY

The global economy showed first signs of recovery in the second half of 2009 following the most serious recession since the Second World War. IHS Global Insight anticipates that global gross domestic product in real terms, which is expected to fall by 2.1% in 2009 as a whole, will increase by 2.6% in 2010 and by 3.3% in 2011. The speed and strength of the recovery are expected to vary widely from region to region, however, with forecasts predicting GDP growth of 5.2% in 2010 and 5.1% in 2011 in real terms for the Asia, Australia region but a much more restrained development in the Americas and the region Europe, C.I.S., Africa and Middle East, which is the most important market for Siemens. For the Americas region GDP is expected to grow by 2.3% in 2010 and 3.3% in 2011, while the Europe, C.I.S., Africa and Middle East region can expect growth of just 1.4% in 2010 and 2.2% in 2011 according to IHS Global Insight. Smoothing the path of the global recovery are government stimulus programs and the measures enacted to help stabilize the financial markets, the positive effects of both of which are now becoming increasingly apparent. Continued growth will, however, be conditional on the leading central banks maintaining their expansive monetary policy.

Even at this point there remain a number of factors that could derail the economic recovery now under way. Banks might further restrict their lending activities as a result of the deterioration in the quality of loans triggered by the financial crisis and the need to further shore up their own equity resources. Rising unemployment and a blow dealt to consumer confidence by the recession could easily put a lasting damper on consumer spending, especially in Europe and the USA. There is also a risk that the expansive economic policy currently in favor might be replaced too soon and too abruptly, with central banks siphoning off the liquidity that has been pouring into the markets in order to counter the threat of inflation and governments introducing austerity measures in an attempt to put public finances back on a more sustainable footing.

The value-added manufacturing sector, in which Siemens largely operates, collapsed in all our reporting regions in 2009, especially in our two strongest revenue-generating regions, Europe, C.I.S., Africa, Middle East and the Americas. IHS Global Insight estimates a decline of more than 9% in 2009, yet it foresees growth of 4.2% in 2010 followed by likely growth of 5.4% in 2011. In both years, growth in value-added manufacturing is expected to be driven by dynamic development in the Asia, Australia region.

The plunge in investment activity witnessed in 2009 also continues to restrict growth. IHS Global Insight expects gross fixed investments, which accounts for a large share of gross domestic product and is significant for Siemens as a supplier of plant and infrastructure, to rise by 3.9% worldwide in 2010, following a decline of 6.4% in 2009. Even an increase of this magnitude will still leave gross fixed investments in 2010 slightly below 2007 levels. The differences between regions will be even more pronounced on this measure than for gross domestic product. According to IHS Global Insight, gross fixed investments in 2010 will rise by 9.5% in the Asia, Australia region and 3.0% in the Americas region but fall by 0.8% in the Europe, CIS, Africa and Middle East region, which is where we generate the majority of our revenue. The forecast for 2011 predicts growth in global gross fixed investments of 5.7%. This time the Europe, C.I.S., Africa and Middle East region should also see some growth, albeit it a modest 2.8%. The Americas region is expected to see much stronger growth of around 9% in 2011 as a result, in large part, of a surge in activity in the USA. IHS Global Insight anticipates that gross fixed investments will increase by 6.2% in the Asia, Australia region in 2011.

The forecasts presented above for gross domestic product and gross fixed investments are based upon a report prepared by IHS Global Insight dated October 14, 2009, and the data for value-added manufacturing are based upon a report prepared by IHS Global Insight dated November 2009. This information has not been independently verified by Siemens. The uncertainties mentioned above make it difficult to produce a reliable forecast for expected developments at Siemens in fiscal 2010 and, in particular, for fiscal 2011.

MARKET DEVELOPMENT

Due to the severe recession, most markets served by the Industry Sector bottomed out during fiscal 2009, and those that did not are likely to do so during the first half of fiscal 2010. Within the Sector, we anticipate a continued decline in markets served by Industry Automation in early 2010, though significantly less drastic than during fiscal 2009. The Division's markets with longer business cycles are likely to be the most affected, whereas a slight recovery is possible for the short-cycle markets, even in the next quarters. The markets served by Drive Technologies are tending to develop in a similar way to those served by Industry Automation, but with a foreseeable time lag. These markets are therefore expected to continue to contract, especially in the early part of fiscal 2010. We anticipated that this will involve the Americas region in particular, but also Europe, C.I.S., Africa and Middle East. Building Technologies serves markets in which the business cycle typically runs behind overall economic development, and market volume is therefore expected to decline slightly in fiscal 2010. Here too, the decline will be largely the result of slowing in the Americas and in Europe, C.I.S., Africa and Middle East. The lighting solutions market in which OSRAM operates is expected to recover fairly quickly from the effects of the recession, such that it will grow in fiscal 2010 compared with fiscal 2009. The business cycle in markets served by Industry Solutions runs slightly behind economic development as a whole; this applies especially for supplies to the steel industry. It is therefore expected that these markets will continue to shrink slightly in fiscal 2010. For the worldwide transportation markets served by Mobility a continued growth is expected in the coming fiscal year, albeit growth might be below the rate of 2009.

Following a clear decline in the markets served by the Energy Sector in fiscal 2009, signs of renewed growth are considered possible during the second half of fiscal 2010 at the earliest. Significant for this development is growth in global energy demand, infrastructure development in emerging economies, the need for investment in replacement technologies in the developed world and increased environmental awareness generally. The market for the fossil power generation business, which was slowing in fiscal 2009, could start to recover toward the end of fiscal 2010. The market environment for renewable energy solutions is expected to remain competitive in fiscal 2010. Market development in the established markets of Europe and the U.S. benefits from state subsidies. Within Asia, particularly in China and India, growth in renewable energy is expected in the next years. After the significant marked decline in volume in the oil and gas markets in 2009, there is a chance of growth for the next year. This expectation is based on the continuing increase in global demand for energy and the return of rising oil prices, which favor the opening up and exploitation of hard-to-reach sources of oil. Market growth is expected to remain moderate, with overall volume, at least in fiscal 2010, remaining well below the level it reached before recession. As far as the power transmission market is concerned, a slight growth overall over the next few years is expected, driven in particular by infrastructure development in emerging economies, investment in replacement technologies in industrialized countries and the integration of renewable energies. As for the power transmission and distribution market, we anticipate that following its decline in fiscal 2009 it will stagnate in fiscal 2010.

Market climate for the healthcare industry, within which our Healthcare Sector operates, is expected to remain difficult in fiscal 2010. In particular, there is still uncertainty regarding both the implementation and potential impact of health reform in the US. It is expected that the markets served by Imaging & IT will not develop uniformly, but will tend to shrink slightly. The potential reduction in public spending related to budget deficits may affect the healthcare industry in particular, and therefore have a negative influence on growth prospects.

National stimulus programs are expected to have different results on our Sectors. In particular, we expect these programs to support order growth in Divisions within the Industry and Energy Sectors that serve infrastructure equipment markets. In contrast, investments in economic and financial stabilization programs combined with lower tax revenues due to the recession may reduce public sector spending in coming years and therefore adversely affect the growth prospects outside of the infrastructure equipment markets.

SIEMENS GROUP

Results of operations

We are basing our outlook for the Siemens Group and its Segments on the above mentioned expectations of the cyclical economic situation, and in particular of moderate growth in global GDP over the next two fiscal years. We further assume economic growth without significant setbacks and relatively stable foreign currency exchange rates for the U.S. dollar. To the extent that we report revenue on an organic basis, however, currency translation effects are not relevant. Our outlook does not include potential impacts of major portfolio transactions. Our investments within Equity Investments may result in impairments due to further deterioration in their business prospects or aggressive competitor movements. We hold considerable amounts of long-term tangible and intangible assets including goodwill, in our clinical diagnostics business among others, and continually test its recoverable value. Here again, adverse developments in the markets or competition could result in impairments. Such potential effects are not included in our outlook because at this time we are unable to reliably estimate whether or in what amount they might occur.

To a certain extent, the challenging conditions in our markets may make restructuring measures necessary. Financial impacts from such measures are not included in the following outlook. Furthermore, our outlook is conditional on no significant increase in price pressure in markets for our products and services in the coming two years, and also on a general market upturn in the second half of fiscal 2010, particularly for our short-cycle businesses.

Following a double-digit decline in orders in fiscal 2009, we expect only a mid-single-digit percentage decline in organic revenue in fiscal 2010 due to the stabilizing effect of our strong order backlog. Our Fit42010 goal of growing organic revenue twice as fast as global GDP growth will presumably not be reached. This goal is based on normal business cycles unlike the current conditions characterized by the recession and effects of the financial crisis on the global economic environment. Assuming a positive effect from government stimulus programs and continued growth in our environmental portfolio, we should be able to achieve organic growth in revenue in 2011. We plan to achieve revenue of approximately €25 billion in fiscal 2011 from the sale of environmentally friendly products and services.

Due particularly to the anticipated lower revenue, Total Sectors profit in fiscal 2010 is expected to decline compared to fiscal 2009. We expect Total Sectors profit between €6.0 and €6.5 billion in fiscal 2010, and an increase of approximately 20% in income from continuing operations compared to €2.457 billion in the prior year. For fiscal 2011, we expect that Siemens could benefit from tailwinds from a recovering world economy.

One of our most important goals is to increase Siemens' capital efficiency. We measure achievement of this goal via return on capital employed (ROCE), which is the ratio of income from continuing operations before interest to average capital employed, minus the balance of assets and liabilities held for disposal related to discontinued operations. Our midterm goal for ROCE is between 14% and 16%. This goal is based on normal business cycles. We therefore do not expect to reach it in fiscal 2010. We expect that ROCE development follows the expected income development in fiscal 2010 and 2011.

Financial position

We expect Free cash flow to decrease in fiscal 2010 compared to fiscal 2009, which benefited strongly from reduction of inventories, particularly in the fourth quarter and collection of receivables. Thereby Free cash flow showed a clear seasonal development through the fiscal year. Furthermore, fiscal 2010 Free cash flow could be burdened by changing customer behavior regarding prepayments. We consider the possibility of declining billings in excess of cost, which would continue a trend in parts of our project business existing for several quarters. Over the business cycle, we aim to ensure that the ratio of Free cash flow to earnings (the cash conversion rate) is greater than one minus our rate of revenue growth adjusted for portfolio and currency effects.

Two key factors influencing Free cash flow are management of net working capital within cash provided by or used in operating activities, and additions to intangible assets, property, pant and equipment within cash used in investing activities. In principle we aim to achieve a ratio of investments in intangible assets and fixed assets to depreciation and amortization expense in a range from 95% to 115%. We will retain our stringent approval process for capital expenditures, which goes up to the Managing Board level and takes into account the macroeconomic environment and the development of new orders. In fiscal 2010, we aim to keep our combined Sectors in the lower end of the range.

In the area of investment planning, the Industry Sector intends to focus on investments in new products for automation and drive solutions, building technologies and lighting solutions. In addition, Industry will pursue selected investments in equipment replacement and rationalization. The Energy Sector plans continued investments mainly in expanding its capacity in major sales markets and emerging economies. The Healthcare Sector plans to continue investing in development of software and IT solutions, primarily relating to imaging systems, and in developing its markets for clinical diagnostics solutions.

For our medium-term capital structure, we seek a ratio of adjusted industrial net debt to adjusted EBITDA in the range of 0.8 to 1.0. In fiscal 2010, we expect the ratio to increase compared to fiscal 2009.

SEGMENTS

The statements for our segments are based on the above-mentioned macroeconomic conditions and specific market developments, particularly including demand in our short-cycle businesses and pricing developments. Furthermore, our Segment statements do not include potential above-mentioned effects from portfolio transactions, impairments, restructuring measures and legal and regulatory matters.

The Industry Sector expects a recovery for its short-cycle businesses in the second half of fiscal 2010. The Sector expects to generate a significant amount of revenue from new orders taken during fiscal 2010, in particular in the second half of the fiscal year, while its €27.8 billion order backlog will generate approximately €13 billion in fiscal 2010 revenue. Revenue generation out of the backlog could be held back somewhat by customer cancellations or delays in execution of orders. Revenue in fiscal 2010 is expected to be below the level of fiscal 2009, which included only limited impacts from the recession in the first half of the year. As a consequence of lower revenue, profit and profitability are also expected to be below the level of fiscal 2009, and profitability is expected to lie outside the target margin range which is based on normal business cycles. Industry initiated restructuring measures in fiscal 2009 and plans to continue them to the necessary extent in fiscal 2010.

The Energy Sector expects its €47.1 billion order backlog to generate approximately €20 billion in fiscal 2010 revenue. Revenue generation out of the backlog could however be held back somewhat by customer cancellations or delays in execution of orders. Given expected developments in the market for energy infrastructure solutions as described above, Energy expects to generate a significant additional amount of revenue from new orders taken during fiscal 2010, which may result in total revenue close to the prior year-level. Assuming that revenue develops well, the Sector expects to keep profitability within its target margin range.

The Healthcare Sector estimates that approximately 50% of its revenue is recurring. The non-recurring revenue in fiscal 2010 will be generated under market conditions prevailing during the year, including the reduced capital spending by customers, weak financing markets and uncertain public policy environment, particularly in the U.S. described earlier. In this environment, Healthcare expects fiscal 2010 organic revenue slightly below the level of fiscal 2009. Sector profit is also expected to come in near the prior-year level, excluding up to €100 million in expected costs related primarily to the next phase of integration activities in the Diagnostics Division.

While we expect continued volatility in income from Equity Investments in the future, we anticipate that negative impacts will be clearly reduced compared to fiscal 2009, which among others included an impairment of our equity stake in NSN. Income from equity investments in the next two years will be burdened by further charges in connection with measures already announced by NSN for cutting operating expenses and manufacturing overhead costs.

The international IT services markets in which Siemens IT Solutions and Services operates saw a decline in fiscal 2009. Market volume is expected to be relatively stable in fiscal 2010. We expect that Siemens IT Solutions and Services will bring in revenue for fiscal 2010 at the utmost to the level of fiscal 2009. On the basis of lower volume as well as measures aimed at improving Siemens' IT infrastructure, income for Siemens IT Solutions and Services in fiscal 2010 is likely to be considerably burdened with restructuring costs.

Despite expectations of continued challenges both in market conditions and the credit environment, SFS aims to hold income before income taxes at the same level as in fiscal 2009.

For our cross-Sector service business SRE, we anticipate a significant decline in income in fiscal 2010 compared to fiscal 2009, which included a gain of €224 million from the sale of residential real estate holdings. Lower income will also reflect costs associated with reducing vacancy and consolidating locations under a multi-year program to bundle Siemens' entire portfolio within SRE. The program is expected to generate approximately €250 million in cost savings annually by 2011 and €400 million in annual savings from 2014 onward.

Furthermore, we expect a substantial loss on the planned sale of the electronics assembly systems business in fiscal 2010. During fiscal 2009, centrally carried pension costs rose by approximately €0.5 billion from the prior-year level, and we expect no significant change year-over-year in fiscal 2010.

OVERALL ASSESSMENT

Siemens anticipates that conditions in the manufacturing sector and world financial markets will remain challenging in fiscal 2010. Following a double-digit decline in orders in fiscal 2009, we expect only a mid-single-digit percentage decline in organic revenue in fiscal 2010 due to the stabilizing effect of our strong order backlog. We expect Total Sectors profit between €6.0 and €6.5 billion in fiscal 2010, and an increase of approximately 20% in income from continuing operations compared to €2.457 billion in the prior year. This outlook is conditional on no material deterioration in our pricing power during the fiscal year and on improving market conditions in the second half, particularly for our shorter-cycle businesses. Furthermore this outlook excludes major impacts that may arise during the fiscal year from restructuring, portfolio transactions, impairments, and legal and regulatory matters.

Under the assumption of positive effects from stimulus programs and the environmental portfolio, we should be able to resume organic revenue growth in fiscal 2011. With tailwinds from a recovering world economy, we expect to resume revenue growth and realize corresponding benefits for Total Sectors profit and Income from continuing operations.

OPPORTUNITIES

As described in the section "Risk report," we have implemented a comprehensive Enterprise Risk Management (ERM) approach that is integrated into the organization and that addresses both risks and opportunities. Within the ERM approach, we regularly identify, evaluate and respond to opportunities that present themselves in our various fields of activity, even in the current difficult macroeconomic environment.

While the stabilization in the global economy is regionally unbalanced and subject to a high degree of uncertainty, and market conditions are expected to remain challenging, we also see opportunities for our business. For example, we expect to win in the coming years a significant volume of new orders generated by stimulus programs already announced by governments around the world to counter the negative impact of the macroeconomic downturn. In addition, due to a general decline in demand as a consequence of the current economic conditions, we hope to benefit from favorable price developments on our supplier markets for components, sub-assembles and other materials. Further, the current macroeconomic environment may also present increased opportunities for strategic acquisitions.

We are continuously in the process of developing and implementing initiatives to reduce cost, adjust capacities as well as streamlining our product portfolio. The successful implementation of these measures may lead to additional profit and value for our customers. For example, we expect to generate substantial and sustainable improvements in profitability from our Supply Chain Management initiative launched in fiscal 2009 aimed at optimizing our supply chain management and improving the management of our supplier-related risk. For further information regarding this initiative, see "Business and operating environment—Strategy—Important corporate programs and initiatives—Supply Chain Management initiative." The realignment of our sales and marketing activities on a global basis in our cluster structure may also represent an opportunity to improve our profitability. By sharing resources and eliminating overlapping back office functions, we see the opportunity to optimize our enterprise-wide cost position on a long-term basis. In addition, the realignment of our organizational structure and related process improvements are expected to provide further business opportunities for Siemens.

Another opportunity for us is to further benefit from the above-average growth potential in the emerging markets by strengthening local entrepreneurship in these countries. Localizing certain activities, such as procurement, manufacturing, maintenance and service in markets like the BRIC countries Brazil, Russia, India and China and the Middle East could enable us to reduce costs while enhancing our local presence, which in turn is also expected to provide additional business opportunities in these strategic growth markets.

We also have an opportunity to further grow in the areas of environment and climate protection. Our environmental portfolio comprises products and solutions with exceptional energy efficiency, systems and components for renewable forms of energy, and environmental technologies. These products and solutions are intended to help our customers to reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through an increase in their productivity. We anticipate that public policy initiatives in many countries will lead to greater demand for such products and solutions in the years ahead, including from government stimulus programs already announced in connection with the current macroeconomic and financial crisis. For further information, see "Business and operating environment—Strategy—Important corporate programs and initiatives—Environmental portfolio."

In addition, through our research and development activities as well as through selective acquisitions, we constantly strive to develop new products and solutions and improve existing ones. We invest in new technologies that we expect to meet future demand in accordance with the four strategic megatrends demographic change, urbanization, climate change and globalization (for further information, see "Business and operating environment—Global megatrends)." For example, an opportunity is to develop the capabilities required to design, manufacture and sell so-called SMART products (Simple, Maintenance-friendly, Affordable, Reliable and Timely to market). Adding such products to our current portfolio would enable us to increase our revenues by serving large and fast-growing regional markets, such as in Asia, where customers may consider price as strongly as quality and innovation when making a purchase. Many of the key areas of our research and development activities focus on products and solutions capable of strengthening and expanding our environmental portfolio. These focus areas include smart power grids, the technology for electric vehicles, including their integration into these smart grids, as well as concentrated solar power that plays an important role in accelerating the implementation of the DESERTEC concept.

Our business, financial condition or results of operation could suffer material adverse effects as a result of certain risks. For an overview of our risk factors, see "Risk report."

New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; return on equity, or ROE; return on capital employed, or ROCE; Free cash flow; cash conversion rate, or CCR; EBITDA (adjusted); EBIT (adjusted); earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens' financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures can be found on Siemens' Investor Relations website at **www.siemens.com/nonGAAP**.

This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as "expects," "looks forward to," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," "project" or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens' management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens' control, affect Siemens' operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens' management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens' ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens' financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens' other filings with the SEC, which are available on the Siemens website, **www.siemens.com**, and on the SEC's website, **www.sec.gov**. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Consolidated Statements of Income

For the fiscal years ended September 30, 2009 and 2008

(in millions of €, per share amounts in €)	Note	Fiscal years ended September 30, 2009	2008
Revenue		76,651	77,327
Cost of goods sold and services rendered		(55,941)	(56,284)
Gross profit		20,710	21,043
Research and development expenses		(3,900)	(3,784)
Marketing, selling and general administrative expenses		(10,896)	(13,586)
Other operating income	6	1,065	1,047
Other operating expense	7	(632)	(2,228)
Income (loss) from investments accounted for using the equity method, net	8	(1,946)	260
Financial income (expense), net	9	(510)	122
Income (loss) from continuing operations before income taxes		3,891	2,874
Income taxes	10	(1,434)	(1,015)
Income (loss) from continuing operations		2,457	1,859
Income (loss) from discontinued operations, net of income taxes	4	40	4,027
Net income (loss)		2,497	5,886
Attributable to:			
Minority interest		205	161
Shareholders of Siemens AG		2,292	5,725
Basic earnings per share	36		
Income (loss) from continuing operations		2.60	1.91
Income (loss) from discontinued operations		0.05	4.50
Net income (loss)		2.65	6.41
Diluted earnings per share	36		
Income (loss) from continuing operations		2.58	1.90
Income (loss) from discontinued operations		0.05	4.49
Net income (loss)		2.63	6.39

Consolidated Statements of Income and Expense Recognized in Equity

For the fiscal years ended September 30, 2009 and 2008

(in millions of €)	Note	Fiscal years ended September 30, 2009	2008
Net income (loss)		**2,497**	5,886
Currency translation differences		**(506)**	(313)
Available-for-sale financial assets	11	**72**	(122)
Derivative financial instruments	31/32	**329**	(237)
Actuarial gains and losses on pension plans and similar commitments	24	**(1,249)**	(1,719)
Total income and expense recognized directly in equity, net of tax[1,2]		**(1,354)**	(2,391)
Total income and expense recognized in equity		**1,143**	**3,495**
Attributable to:			
Minority interest		**203**	159
Shareholders of Siemens AG		**940**	3,336

1 Includes income and (expense) resulting from investments accounted for using the equity method of €71 and €(38) for the fiscal years ended September 30, 2009 and 2008, respectively.
2 Includes minority interest relating to currency translation differences of €(1) and €1 for the fiscal years ended September 30, 2009 and 2008, respectively; as well as minority interests relating to actuarial gains and losses on pension plans and similar commitments of €(1) and €(3) for the fiscal years ended September 30, 2009 and 2008, respectively.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets

As of September 30, 2009 and 2008

(in millions of €)	Note	9/30/2009	9/30/2008
Assets			
Current assets			
Cash and cash equivalents		**10,159**	6,893
Available-for-sale financial assets	11	**170**	152
Trade and other receivables	12	**14,449**	15,785
Other current financial assets	13	**2,902**	3,116
Inventories	14	**14,129**	14,509
Income tax receivables		**612**	610
Other current assets	15	**1,191**	1,368
Assets classified as held for disposal	4	**517**	809
Total current assets		**44,129**	43,242
Goodwill	16	**15,821**	16,004
Other intangible assets	17	**5,026**	5,413
Property, plant and equipment	18	**11,323**	11,258
Investments accounted for using the equity method	19	**4,679**	7,017
Other financial assets	20	**10,030**	7,785
Deferred tax assets	10	**3,291**	3,009
Other assets		**627**	735
Total assets		**94,926**	94,463

Liabilities and equity			
Current liabilities			
Short-term debt and current maturities of long-term debt	23	**698**	1,819
Trade payables		**7,593**	8,860
Other current financial liabilities	21	**2,119**	2,427
Current provisions	25	**4,191**	5,165
Income tax payables		**1,936**	1,970
Other current liabilities	22	**20,311**	21,644
Liabilities associated with assets classified as held for disposal	4	**157**	566
Total current liabilities		**37,005**	42,451
Long-term debt	23	**18,940**	14,260
Pension plans and similar commitments	24	**5,938**	4,361
Deferred tax liabilities	10	**776**	726
Provisions	25	**2,771**	2,533
Other financial liabilities		**187**	376
Other liabilities	26	**2,022**	2,376
Total liabilities		**67,639**	67,083
Equity	27		
Common stock, no par value[1]		**2,743**	2,743
Additional paid-in capital		**5,946**	5,997
Retained earnings		**22,646**	22,989
Other components of equity		**(1,057)**	(953)
Treasury shares, at cost[2]		**(3,632)**	(4,002)
Total equity attributable to shareholders of Siemens AG		**26,646**	26,774
Minority interest		**641**	606
Total equity		**27,287**	27,380
Total liabilities and equity		**94,926**	94,463

1 Authorized: 1,111,513,421 and 1,137,913,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.
2 47,777,661 and 52,645,665 shares, respectively.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flow

For the fiscal years ended September 30, 2009 and 2008

(in millions of €)	Note	Fiscal years ended September 30, 2009	2008
Cash flows from operating activities			
Net income		2,497	5,886
Adjustments to reconcile net income to cash provided			
Amortization, depreciation and impairments		2,924	3,213
Income taxes		1,492	831
Interest (income) expense, net		(158)	(75)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net		(434)	(5,092)
(Gains) on sales of investments, net[1]		(351)	(35)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net		11	(5)
(Income) losses from investments[1]		1,921	(328)
Other non-cash (income) expenses		354	383
Change in current assets and liabilities			
(Increase) decrease in inventories		(62)	(1,631)
(Increase) decrease in trade and other receivables		1,104	(1,088)
(Increase) decrease in other current assets		232	167
Increase (decrease) in trade payables		(1,070)	719
Increase (decrease) in current provisions		(669)	1,414
Increase (decrease) in other current liabilities		(737)	4,417
Change in other assets and liabilities		(164)	200
Income taxes paid		(1,536)	(1,564)
Dividends received		441	337
Interest received		769	875
Net cash provided by (used in) operating activities – continuing and discontinued operations		6,564	8,624
Net cash provided by (used in) operating activities – continuing operations		**6,709**	**9,281**
Cash flows from investing activities			
Additions to intangible assets and property, plant and equipment		(2,923)	(3,721)
Acquisitions, net of cash acquired		(208)	(5,407)
Purchases of investments[1]		(972)	(151)
Purchases of current available-for-sale financial assets		(52)	(16)
(Increase) decrease in receivables from financing activities		(495)	(2,445)
Proceeds from sales of investments, intangibles and property, plant and equipment[1]		1,224	803
Proceeds and (payments) from disposals of businesses		(234)	10,481
Proceeds from sales of current available-for-sale financial assets		35	49
Net cash provided by (used in) investing activities – continuing and discontinued operations		(3,625)	(407)
Net cash provided by (used in) investing activities – continuing operations		**(3,431)**	**(9,989)**
Cash flows from financing activities			
Purchase of common stock	27	-	(4,350)
Proceeds from re-issuance of treasury stock		134	248
Proceeds from issuance of long-term debt	23	3,973	5,728
Repayment of long-term debt (including current maturities of long-term debt)		(1,076)	(691)
Change in short-term debt and other financing activities		(356)	(4,635)
Interest paid		(759)	(829)
Dividends paid	27	(1,380)	(1,462)
Dividends paid to minority shareholders		(161)	(138)
Net cash provided by (used in) financing activities – continuing and discontinued operations		375	(6,129)
Net cash provided by (used in) financing activities – continuing operations		**36**	**3,730**
Effect of exchange rates on cash and cash equivalents		(39)	(99)
Net increase (decrease) in cash and cash equivalents		3,275	1,989
Cash and cash equivalents at beginning of period		6,929	4,940
Cash and cash equivalents at end of period		10,204	6,929
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period		45	36
Cash and cash equivalents at end of period (Consolidated Balance Sheets)		10,159	6,893

1 Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. *Purchase of investments* includes certain loans to investments accounted for using the equity method.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Changes in Equity

For the fiscal years ended September 30, 2009 and 2008

(in millions of €)	Common stock	Additional paid-in capital	Retained earnings
Balance at October 1, 2007	2,743	6,080	20,453
Income and expense recognized in equity	–	–	4,009
Dividends	–	–	(1,462)
Issuance of common stock and share-based payment	–	(1)	–
Purchase of common stock	–	–	–
Re-issuance of treasury stock	–	(67)	–
Other changes in equity	–	(15)	(11)
Balance at September 30, 2008	**2,743**	**5,997**	**22,989**
Balance at October 1, 2008	2,743	5,997	22,989
Income and expense recognized in equity	–	–	1,044
Dividends	–	–	(1,380)
Issuance of common stock and share-based payment	–	63	–
Purchase of common stock	–	–	–
Re-issuance of treasury stock	–	(114)	–
Other changes in equity	–	–	(7)
Balance at September 30, 2009	**2,743**	**5,946**	**22,646**

Currency translation differences	Available-for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Minority interest	Total equity
Other components of equity							
(475)	126	69	(280)	–	28,996	631	29,627
(314)	(122)	(237)	(673)	–	3,336	159	3,495
–	–	–	–	–	(1,462)	(127)	(1,589)
–	–	–	–	–	(1)	–	(1)
–	–	–	–	(4,350)	(4,350)	–	(4,350)
–	–	–	–	348	281	–	281
–	–	–	–	–	(26)	(57)	(83)
(789)	**4**	**(168)**	**(953)**	**(4,002)**	**26,774**	**606**	**27,380**
(789)	4	(168)	(953)	(4,002)	26,774	606	27,380
(505)	72	329	(104)	–	940	203	1,143
–	–	–	–	–	(1,380)	(137)	(1,517)
–	–	–	–	–	63	–	63
–	–	–	–	–	–	–	–
–	–	–	–	370	256	–	256
–	–	–	–	–	(7)	(31)	(38)
(1,294)	**76**	**161**	**(1,057)**	**(3,632)**	**26,646**	**641**	**27,287**

Segment Information (continuing operations)

As of and for the fiscal years ended September 30, 2009 and 2008

(in millions of €)	New orders[1] 2009	New orders[1] 2008	External revenue 2009	External revenue 2008	Intersegment revenue 2009	Intersegment revenue 2008	Total revenue 2009	Total revenue 2008
Sectors								
Industry	33,284	42,374	33,915	36,526	1,128	1,127	35,043	37,653
Energy	30,076	33,428	25,405	22,191	388	386	25,793	22,577
Healthcare	11,950	11,779	11,864	11,116	63	54	11,927	11,170
Total Sectors	75,310	87,581	71,184	69,833	1,579	1,567	72,763	71,400
Equity Investments	–	–	–	–	–	–	–	–
Cross-Sector Businesses								
Siemens IT Solutions and Services	4,501	5,272	3,580	3,845	1,106	1,480	4,686	5,325
Siemens Financial Services (SFS)	778	756	663	675	114	81	777	756
Reconciliation to Consolidated Financial Statements								
Other Operations	714	2,899	787	2,454	49	448	836	2,902
Siemens Real Estate (SRE)	1,763	1,665	364	388	1,399	1,277	1,763	1,665
Corporate items and pensions	140	167	73	132	67	16	140	148
Eliminations, Corporate Treasury and other reconciling items	(4,215)	(4,845)	–	–	(4,314)	(4,869)	(4,314)	(4,869)
Siemens	78,991	93,495	76,651	77,327	–	–	76,651	77,327

1 This supplementary information on *New orders* is provided on a voluntary basis. It is not part of the audited Consolidated Financial Statements.
2 *Profit* of the Sectors as well as of **Equity Investments, Siemens IT Solutions and Services** and **Other Operations** is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. *Profit* of SFS and SRE is Income before income taxes.
3 *Assets* of the Sectors as well as of **Equity Investments, Siemens IT Solutions and Services** and **Other Operations** is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. *Assets* of SFS and SRE is Total assets.
4 *Free cash flow* represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. *Free cash flow* of the Sectors, **Equity Investments, Siemens IT Solutions and Services** and **Other Operations** primarily exclude income tax, financing interest and certain pension related payments and proceeds. *Free cash flow* of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

	Profit[2]		Assets[3]		Free cash flow[4]		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments[5]	
	2009	2008	9/30/2009	9/30/2008	2009	2008	2009	2008	2009	2008
	2,701	3,947	**10,551**	11,923	**3,340**	3,807	**833**	1,239	**1,077**	1,130
	3,315	1,434	**1,594**	913	**2,523**	2,940	**662**	681	**385**	345
	1,450	1,225	**12,813**	13,257	**1,743**	1,195	**539**	541	**654**	640
	7,466	**6,606**	**24,958**	**26,093**	**7,606**	**7,942**	**2,034**	**2,461**	**2,116**	**2,115**
	(1,851)	95	**3,833**	5,587	**236**	148	**–**	–	**–**	–
	90	144	**241**	241	**1**	156	**114**	158	**180**	224
	304	286	**11,704**	11,328	**330**	(50)	**454**	564	**320**	285
	(372)	(453)	**(939)**	(1,468)	**(255)**	(228)	**54**	108	**74**	200
	341	356	**4,489**	3,489	**3**	(42)	**298**	259	**181**	161
	(1,714)	(3,860)	**(7,049)**	(6,483)	**(2,744)**	(1,807)	**20**	41	**38**	97
	(373)	(300)	**57,689**	55,676	**(1,391)**	(380)	**(51)**	(49)	**(70)**	(67)
	3,891	2,874	**94,926**	94,463	**3,786**	5,739	**2,923**	3,542	**2,839**	3,015

5 *Amortization, depreciation and impairments* contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments. Siemens' Goodwill impairment and impairment of non-current available-for-sale financial assets amount to €85 expense and €108 expense for the fiscal years ended September 30, 2009 and 2008 respectively. Impairments on investments accounted for under the equity method, net of reversals of impairments amount to €1,559 expense and €– for the fiscal years ended September 30, 2009 and 2008 respectively.

Certain prior year presentations were reclassified to conform to the current year presentation. Among those matters are certain environmental related asset retirement obligations reclassified from Corporate items and pensions to Energy, certain finance activities which were reclassified from Corporate items and pensions to Corporate Treasury and the operation Electronics Assembly Systems which was reclassified from Industry to Other Operations.

Due to rounding, numbers presented may not add up precisely to totals provided.

Notes

1 | BASIS OF PRESENTATION

The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries (the Company or Siemens). They are prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU) as well as with the additional requirements as set forth in section 315a(1) of the German Commercial Code (HGB). The financial statements are also in accordance with IFRS as issued by the IASB and applicable as of September 30, 2009. Certain pronouncements have been early adopted, as described in Note 2.

Consolidated Financial Statements and Management's Discussion and Analysis as of September 30, 2009, prepared in accordance with Par. 315a(1) of the HGB, are being filed with and published in the German Electronic Federal Gazette (elektronischer Bundesanzeiger).

Siemens prepares and reports its Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering (for further information see Note 37).

A separate *List of subsidiaries and associated companies* pursuant to Par. 313(4) HGB will be submitted to the operator of the electronic version of the German Electronic Federal Gazette.

The Consolidated Financial Statements were authorised for issue by the Managing Board on November 24, 2009.

2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.

Basis of consolidation – The Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPE's) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. Associated companies are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also recorded using the equity method.

Business combinations – All business combinations are accounted for under the purchase method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill.

Associated companies – Companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights) are recorded in the Consolidated Financial Statements using the equity method of accounting and are initially recognized at cost. The excess of Siemens' initial investment in associated companies over Siemens' ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill. Goodwill relating to the acquisition of associated companies is included in the carrying amount of the investment and is not amortized but is tested for impairment as part of the overall investment in the associated company. Siemens' share of its associated companies' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in equity that have not been recognized in the associates' profit or loss is recognized directly in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment in the associated company. When Siemens' share of losses in an associated company equals or exceeds its interest in the associate, Siemens does not recognize further losses, unless it incurs obligations or makes payments on behalf of the associate. Intercompany results arising from transactions between Siemens and its associated companies are eliminated to the extent of Siemens' interest in the associated company.

Foreign currency translation – The assets and liabilities of foreign subsidiaries, where the functional currency is other than the euro, are translated using period-end exchange rates, while the statements of income are translated using average exchange rates during the period. Differences arising from such translations are recognized within equity.

The exchange rates of the significant currencies of non-euro countries used in the preparation of the Consolidated Financial Statements were as follows:

		Year-end exchange rate €1 quoted into currencies specified below		Annual average rate €1 quoted into currencies specified below	
		September 30,		Fiscal year	
Currency	ISO Code	2009	2008	2009	2008
U.S. Dollar	USD	1.464	1.430	1.361	1.507
British Pound	GBP	0.909	0.790	0.875	0.763

Revenue recognition – Revenue is recognized for product sales when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. If product sales are subject to customer acceptance, revenue is not recognized until customer acceptance occurs. Revenues from construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Revenue from software arrangements is recognized at the time persuasive evidence of an arrangement exists, delivery has occurred, the amount of revenue can be measured reliably and collectability is probable. Revenue from maintenance, unspecified upgrades or enhancements and technical support is allocated using the residual value method and is recognized over the period such items are delivered. If an arrangement to deliver software requires significant production, modification, or customization of software, the entire arrangement is accounted for under the percentage-of-completion method. Operating lease income for equipment rentals is recognized on a straight-line basis over the lease term. Receivables from finance leases, in which Siemens as lessor transfers substantially all the risks and rewards incidental to ownership to the customer are recognized at an amount equal to the net investment in the lease. Finance income is subsequently recognized based on a pattern reflecting a constant periodic rate of return on the net investment using the effective interest method. A selling profit component on manufacturing leases is recognized based on the policies for outright sales. Dividends are recognized when the right to receive payment is established. Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

Sales of goods and services sometimes involve the provision of multiple elements. In these cases, the Company determines whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis, (2) there is reliable evidence of the fair value of the undelivered element(s) and (3), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is (are) considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. In cases where there is reliable fair value evidence of the undelivered elements but not for one or more of the delivered elements, the residual method is used, i.e. the amount allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of the undelivered elements. Reliable fair

(in millions of €, except where otherwise stated and per share amounts)

values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or – under certain circumstances – cost plus, an adequate business-specific profit margin related to the relevant element. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions.

Product-related expenses and losses from onerous contracts – Provisions for estimated costs related to product warranties are recorded in *Cost of goods sold and services rendered* at the time the related sale is recognized, and are established on an individual basis, except for the standard product business. The estimates reflect historic trends of warranty costs, as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty provisions. Expected losses from onerous contracts are recognized in the period when the current estimate of total contract costs exceeds contract revenue.

Research and development costs – Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and Siemens intends, and has sufficient resources, to complete development and to use or sell the asset. The costs capitalized include the cost of materials, direct labour and other directly attributable expenditure that serves to prepare the asset for use. Such capitalized costs are included in *Other intangible assets* as other internally generated intangible assets (see Note 17). Other development costs are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and impairment losses with an amortization period of generally three to five years.

Earnings per share – Basic earnings per share is computed by dividing income from continuing operations, income from discontinued operations and net income, all attributable to ordinary shareholders of Siemens AG by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by assuming conversion or exercise of all potentially dilutive securities and share-based payment plans.

Goodwill – Goodwill is not amortized, but instead tested for impairment annually, as well as whenever there are events or changes in circumstances ("triggering events") which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

The goodwill impairment test is performed at the level of divisions which represent cash-generating units or groups of cash-generating units and are the lowest level at which goodwill is monitored for internal management purposes.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the (groups of) cash-generating unit(s) that are expected to benefit from the synergies of the business combination. If the carrying amount of the division, to which the goodwill is allocated, exceeds its recoverable amount goodwill allocated to this division is reduced accordingly. The recoverable amount is the higher of the division's fair value less costs to sell and its value in use. Siemens generally determines the recoverable amount of a Division based on its fair value less costs to sell. These values are generally determined based on discounted cash flow calculations. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount of the (group of) cash-generating unit(s) to which the goodwill is allocated.

Other intangible assets – Other intangible assets consist of software and other internally generated intangible assets, patents, licenses and similar rights. The Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years, except for intangible assets with finite useful lives acquired in business combinations. Intangible assets acquired in business combinations primarily consist of customer relationships and technology. Weighted average useful lives in specific acquisitions ranged from nine to twenty-two years for customer relationships and from seven to twelve years for technology. Intangible assets which are determined to have indefinite useful lives as well as intangible assets not yet available for use are not amortized, but instead tested for impairment at least annually.

Property, plant and equipment – Property, plant and equipment is valued at cost less accumulated depreciation and impairment losses. If the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item, they are accounted for and depreciated separately. Depreciation expense is recognized using the straight-line method. Costs of construction of qualifying assets, i.e. assets that require a substantial period of time to be ready for its intended use, include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed:

Factory and office buildings	20 to 50 years
Other buildings	5 to 10 years
Technical machinery & equipment	5 to 10 years
Furniture & office equipment	generally 5 years
Equipment leased to others	generally 3 to 5 years

Impairment of property, plant and equipment and other intangible assets with finite useful lives – The Company reviews property, plant and equipment and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by the comparison of the carrying amount of the asset to the recoverable amount, which is the higher of the asset's value in use and its fair value less costs to sell. If adequate, the impairment test is not performed at an individual asset level, instead, it is performed at the level of the cash-generating unit the asset belongs to. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets or cash generating unit exceeds their recoverable amount. If the fair value cannot be determined, the assets' value in use is applied as their recoverable amount. The assets' value in use is measured by discounting their estimated future cash flows. If there is an indication that the reasons which caused the impairment no longer exist, Siemens would assess the need to reverse all or a portion of the impairment.

The Company's property, plant and equipment and other intangible assets to be disposed of are recorded at the lower of carrying amount or fair value less costs to sell and depreciation is ceased.

Discontinued operations – Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for sale or has been disposed of, if the component either (a) represents a separate major line of business or geographical area of operations or (b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.

Income taxes – The Company applies IAS 12, *Income Taxes*. Under the liability method of IAS 12, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement, unless related to items directly recognized in equity, in the period the new laws are substantively enacted. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

Inventories – Inventory is valued at the lower of acquisition or production cost and net realizable value, cost being generally determined on the basis of an average or first-in, first-out method. Production costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Defined benefit plans – Siemens measures the entitlements of the defined benefit plans by an actuarially calculated net present value of the future benefit entitlement for services already rendered. In determining the net present value of the future benefit entitlement for service already rendered (Defined Benefit Obligation (DBO)). Siemens considers future compensation and benefit increases, because the employee's final benefit entitlement at regular retirement age depends on future compensation or benefit increases.

For unfunded plans, Siemens recognizes a pension liability equal to the DBO adjusted by unrecognized past service cost. For funded plans, Siemens offsets the fair value of the plan assets with the benefit obligations. Siemens recognizes the net amount, after adjustments for effects relating to unrecognized past service cost and any asset ceiling, under pension liability or pension asset.

Actuarial gains and losses, resulting for example from an adjustment of the discount rate or from a difference between actual and expected return on plan assets, are recognized by Siemens in the Consolidated Statements of Income and Expense recognized in Equity in the year in which they occur. Those effects are recorded in full directly in equity, net of tax.

Provisions – A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money. Provisions for onerous contracts are measured at the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract. Additions to provisions are generally recognized in the income statement. The present value of legal obligations associated with the retirement of property, plant and equipment (asset retirement obligations) that result from the acquisition, construction, development or normal use of an asset is added to the carrying amount of the related asset. The additional carrying amount is depreciated over the useful life of the related asset. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company recognizes a gain or loss on settlement.

Termination benefits – are recognized in the period incurred and when the amount is reasonably estimable. Termination benefits in accordance with IAS 19 are recognized as a liability and an expense when the entity is demonstrably committed, through a formal termination plan, to either provide termination benefits as a result of an offer made in order to encourage voluntary redundancy or terminate employment before the normal retirement date.

Financial instruments – A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets of the Company mainly include cash and cash equivalents, available-for-sale financial assets, trade receivables, loans receivable, finance lease receivables and derivative financial instruments with a positive fair value. Cash and cash equivalents are not included within the category available-for-sale financial assets as these financial instruments are not subject to value fluctuation within the Company. Siemens does not make use of the category held to maturity. Financial liabilities of the Company mainly comprise notes and bonds, loans from banks, commercial paper, trade payables, finance lease payables and derivative financial instruments with a negative fair value. Siemens does not make use of the option to designate financial assets or financial liabilities at fair value through profit or loss at inception (Fair Value Option). Based on their nature, financial instruments are classified as financial assets and financial liabilities measured at cost or amortized cost and financial assets and financial liabilities measured at fair value and as receivables from finance leases. See Notes 31 and 32 for further information.

Financial instruments are recognized on the balance sheet when Siemens becomes a party to the contractual obligations of the instrument. For regular way purchases or sales of financial assets, i.e. purchases or sales under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned, the trade date is applied.

Initially, financial instruments are recognized at their fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are only recognized in determining the carrying amount, if the financial instruments are not measured at fair value through profit or loss. Finance lease receivables are recognized at an amount equal to the net investment in the lease. Subsequently, financial assets and liabilities are measured according to the category – cash and cash equivalents, available-for-sale financial assets, loans and receivables, financial liabilities measured at amortized cost or financial assets and liabilities classified as held for trading – to which they are assigned.

Cash and cash equivalents – The Company considers all highly liquid investments with less than three months maturity from the date of acquisition to be cash equivalents. Cash and cash equivalents are measured at cost.

Available-for-sale financial assets – Investments in equity instruments, debt instruments and fund shares are all classified as available-for-sale financial assets. They are accounted for at fair value if reliably measurable, with unrealized gains and losses included in *Other components of equity*, net of applicable deferred income taxes. Equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at cost. When available-for-sale financial assets incur a decline in fair value below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in equity is removed from equity and recognized in the Consolidated Statements of Income. The Company considers all available evidence such as market conditions and prices, investee-specific factors and the duration and the extent to which fair value is less than acquisition cost in evaluating potential impairment of its available-for-sale financial assets. The Company considers a decline in fair value as objective evidence of impairment, if the decline exceeds 20 percent of costs or continues for more than six months. An impairment loss is reversed in subsequent periods for debt instruments, if the reasons for the impairment no longer exist.

Loans and receivables – Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method less any impairment losses. Impairment losses on trade and other receivables are recognized using separate allowance accounts. See Note 3 for further information regarding the determination of impairment. Loans and receivables bearing no or lower interest rates compared to market rates with a maturity of more than one year are being discounted.

Financial liabilities – Siemens measures financial liabilities, except for derivative financial instruments, at amortized cost using the effective interest method.

Derivative financial instruments – Derivative financial instruments, such as foreign currency exchange contracts and interest rate swap contracts, are measured at fair value. Derivative instruments are classified as held for trading unless they are designated as hedging instruments, for which hedge accounting is applied. Changes in the fair value of derivative financial instruments are recognized periodically either in net income or, in the case of a cash flow hedge, in *Other components of equity*, net of applicable deferred income taxes. Certain derivative instruments embedded in host contracts are also accounted for separately as derivatives.

Fair value hedges – The carrying amount of the hedged item is adjusted by the gain or loss attributable to the hedged risk. Where an unrecognized firm commitment is designated as the hedged item, the subsequent cumulative change in its fair value is recognized as a separate financial asset or liability with corresponding gain or loss recognized in net income.

For hedged items carried at amortized cost, the adjustment is amortized such that it is fully amortized by maturity of the hedged item. For hedged firm commitments the initial carrying amount of the assets or liabilities that result from meeting the firm commitments are adjusted to include the cumulative changes in the fair value that were previously recognized as separate financial assets or liabilities.

Cash flow hedges – The effective portion of changes in the fair value of derivative instruments designated as cash flow hedges are recognized in *Other components of equity*, net of applicable deferred income taxes, and any ineffective portion is recognized immediately in net income. Amounts accumulated in equity are reclassified into net income in the same periods in which the hedged item affects net income (see Note 32 for further information).

Share-based payment – IFRS 2 distinguishes between cash-settled and equity-settled share-based payment transactions. For both types, the fair value is measured at grant date and the compensation expense is allocated over the period during which the employees become unconditionally entitled to the awards. Cash-settled awards are re-measured at fair value on each reporting date until the award is settled. Siemens uses an option pricing model to determine the fair value of stock options. The fair value of other share-based payment instruments, such as stock awards, matching shares and shares granted under the Jubilee Share Program, is determined as the market price of Siemens shares, considering dividend payments during the vesting period the grantees are not entitled to and certain non-vesting conditions, if applicable. See Note 34 for further information on share-based payment transactions.

Prior year information – The presentation of certain prior year information has been reclassified to conform to the current year presentation.

Recently adopted accounting pronouncements

In January 2008, the IASB issued an amendment to IFRS 2, *Share-based Payment, Vesting Conditions and Cancellations*. The amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amended IFRS 2 is effective for annual periods beginning on or after January 1, 2009 and has been applied to relevant programs starting in fiscal 2009.

In March 2009, the IASB issued *Improving Disclosures about Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures)* which enhances disclosures about fair value measurements of Financial Instruments. A three-level fair value disclosure hierarchy is introduced, that distinguishes fair value measurements by the significance of the inputs used and reflects the availability of observable market inputs when estimating fair values. Amendments are also made to enhance disclosures on liquidity risks, by clarifying the scope of liabilities to be disclosed in a maturity analysis. Siemens decided to early adopt the amendment in its current 2009 Consolidated Financial Statements.

Recent accounting pronouncements, not yet adopted

The following pronouncements, issued by the IASB, are not yet effective and have not yet been adopted by the Company:

In September 2007, the International Accounting Standards Board (IASB) issued IAS 1, *Presentation of Financial Statements: A Revised Presentation (IAS 1 revised)*. IAS 1 revised replaces IAS 1, *Presentation of Financial Statements (revised in 2003)*, as amended in 2005. The revision is aimed at improving users' ability to analyze and compare the information given in financial statements. IAS 1 revised sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The new standard is effective for fiscal periods beginning on or after January 1, 2009.

In January 2008, the IASB published the revised standards IFRS 3, *Business Combinations* (IFRS 3 (2008)) and IAS 27, *Consolidated and Separate Financial Statements* (IAS 27 (2008)) which were endorsed in fiscal 2009. The revised standards are effective for business combinations in annual periods beginning on or after July 1, 2009.

IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new regulation, non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period incurred.

Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as to those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value. Based on the amended standard, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.

Beginning in fiscal 2010, the Company intends to present total interest income and expense separately in the consolidated statements of income in accordance with Part II of the Annual Improvements Project 2008 of the IASB.

The IASB issued various other pronouncements. The recently adopted pronouncements as well as pronouncements not yet adopted do not have a material impact on Siemens' Consolidated Financial Statements.

3 | MANAGEMENT ESTIMATES AND JUDGMENTS

Siemens' Consolidated Financial Statements are prepared in accordance with IFRS. Siemens' significant accounting policies, as described in Note 2, are essential to understanding the Company's results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Company's results of operations, financial positions and cash flows.

Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue recognition on construction contracts – The Company's Sectors, particularly Energy and Industry, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Divisions continually reviews all estimates involved in such construction contracts and adjusts them as necessary. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer's credit rating or by a credit analysis performed by Siemens Financial Services (SFS), which performs such reviews on behalf of the Company's Managing Board. In addition, to qualify for such accounting, at a minimum, a custom-

(in millions of €, except where otherwise stated and per share amounts)

er's credit rating must be single B from external rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, the Company recognizes revenue for construction contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

Trade and other receivables – The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2009 and 2008, Siemens recorded a total valuation allowance for accounts receivable of €1,281 and €1,013, respectively. Siemens also selectively assists customers through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate.

Impairment – Siemens tests at least annually whether goodwill has incurred any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a division to which goodwill is allocated involves the use of estimates by management. The outcome predicted by these estimates, e.g. in the Healthcare diagnostics division, is influenced, among other factors, by the successful integration of acquired entities, volatility of capital and commodity markets and economic conditions and foreign exchange rate estimates. The recoverable amount is the higher of the division's fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on the financial budgets approved by management. Cash flow projections take into account past experience and represent management's best estimate about future developments reflecting current uncertainties. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. See Note 16 *Goodwill* for a sensitivity analysis on changes in key assumptions for Healthcare's Diagnostics division. Likewise, whenever property, plant and equipment, other intangible assets and investments accounted for using the equity method are tested for impairment, the determination of the assets' recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Employee Benefit Accounting – Pension plans and similar commitments – Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the balance sheet date. In case such yields aren't available discount rates are based on government bonds yields. Expected returns on plan assets assumptions are determined on a uniform basis, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. For a discussion of the current funded status and a sensitivity analysis with respect to the impact of certain critical assumptions on the net periodic benefit cost see Note 24.

Termination Benefits – Siemens has implemented the SG&A program announced in fiscal 2008 and will continue to run restructuring projects on a more individualized basis. The SG&A program results in a reduction of primarily administrative workforce. Costs in conjunction with terminating employees and other exit costs are subject to significant estimates and assumptions. See Note 5 for further information.

Provisions – Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs and legal proceedings. A significant portion of the business of certain operating divisions is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the IT service business, the Mobility Division and the Energy Sector as well as estimates involving warranty costs.

Siemens is subject to legal and regulatory proceeding in various jurisdictions. Such proceedings may result in criminal or civil sanctions, penalties or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether there is a present obligation as a result of a past event at the balance sheet date, whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly impact future net income. Upon resolution, Siemens may incur charges in excess of the recorded provisions for such matters. It can not be excluded, that the financial position or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations. See Note 30 *Legal Proceedings* for further information.

4 | ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS

a) Acquisitions

During the years ended September 30, 2009 and 2008, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company's Consolidated Financial Statements since the date of acquisition.

aa) Acquisitions in fiscal 2009

In fiscal 2009, Siemens acquired various entities, which were not material, either individually or in aggregate.

ab) Acquisitions in fiscal 2008

At the beginning of November 2007, Siemens completed the acquisition of Dade Behring Holdings, Inc. (Dade Behring), USA, a leading manufacturer and distributor of diagnostic products and services to clinical laboratories. Dade Behring, which was consolidated as of November 2007, has been integrated into Sector Healthcare's Diagnostics division and complements the acquisitions of Diagnostic Products Corporation and Bayer Diagnostics. The aggregate consideration, including the assumption of debt, amounts to €4.9 billion (including €69 cash acquired). Based on the final purchase price allocation, €1,171 was allocated to intangible assets subject to amortization and €3,353 was recorded as goodwill at Healthcare. Of the €1,171 intangible assets, €957 relate to customer relationships with weighted average useful lifes of 15 years, €116 to trademarks with a weighted average useful life of 9 years and €74 to patented and unpatented technology with a weighted average useful life of 11 years.

(in millions of €, except where otherwise stated and per share amounts)

In fiscal 2008, Siemens completed the acquisitions of a number of entities which are not significant individually including BJC, Spain, a supplier of switches and socket-outlets at Sector Industry, Building Technologies Division; Innotec, a leading software provider for lifecycle management solutions at Sector Industry's Industry Automation division; and the rolling mill technology specialist Morgan Construction Co., USA, at Sector Industry, Industry Solutions Division. The combined purchase price of these acquisitions amounts to €299.

b) Dispositions and Discontinued Operations

Siemens VDO Automotive (SV) – discontinued operation

At the beginning of December 2007, Siemens sold its SV activities to Continental AG, Hanover, Germany for a sales price of €11.4 billion. The transaction resulted in a gain, net of related costs of €5,522, which is included in discontinued operations. The historical results of SV are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.

The net results of SV reported in the Consolidated Statements of Income consist of the following components:

	Year ended September 30, 2009	2008
Revenue	–	1,842
Costs and expenses, including gain on disposal	4	3,553
Income from discontinued operations before income taxes	**4**	**5,395**
Income taxes	(1)	65
Income from discontinued operations, net of income taxes	**3**	**5,460**

As a result of taxable reorganizations in fiscal 2007, prior to the completion of the sale, no disposal gain related income taxes arose on the disposal of SV in December 2007.

Former segment Communications (Com) – discontinued operation

The historical results of the former operating segment Communications (Com), with the exception of certain business activities which became part of Other Operations are reported as discontinued operations in the Company's Consolidated Statements of Income for all periods presented. The Com activities previously included the Mobile Devices (MD) business, which was sold in fiscal 2005, the carrier-related operations which were contributed to Nokia Siemens Networks B.V., The Netherlands (NSN) in April 2007 and Siemens Enterprise Communications (SEN) of which 51% were sold as of September 30, 2008.

In April 2007, Siemens contributed its carrier-related operations and Nokia Corporation (Nokia), Finland, contributed its Networks Business Group into NSN, in exchange for shares in NSN. Siemens and Nokia each own an economic share of approximately 50% of NSN.

Siemens has the ability to exercise significant influence over operating and financial policies of NSN and beginning April 2007, reports its equity interest in NSN in *Investments accounted for using the equity method* (see Note 19) and its share of income (loss) in NSN in *Income (loss) from investments accounted for using the equity method*, net (see Note 8).

At the end of September 2008, Siemens sold a 51% stake in SEN to The Gores Group, a U.S.-based financial and operational management firm. The Gores Group contributed two businesses into Enterprise Networks Holdings B.V., The Netherlands (EN), which complement the business of SEN. The transaction resulted in a loss of €1,015 in fiscal 2008 and a gain of €117 in fiscal 2009, which is included in discontinued operations. The historical results of SEN are reported as discontinued operations in the Consolidated Statements of Income for all periods presented including adjustments to the former Com business.

Siemens has the ability to exercise significant influence over operating and financial policies of EN and beginning September 30, 2008 reports its equity interest in EN in *Investments accounted for using the equity method* (see Note 19) and its share of income (loss) in EN in *Income (loss) from investments accounted for using the equity method*, net (see Note 8).

The net results of discontinued operations presented in the Consolidated Statements of Income reflecting the former Com activities consist of the following components:

	Year ended September 30, 2009	2008
Revenue	15	3,155
Costs and expenses	(47)	(3,592)
Loss on measurement to fair value less costs to sell	–	(88)
Gain (loss) related to the contribution of the carrier-related operations to NSN	9	(12)
Gain (Loss) on disposal of the SEN business	117	(1,015)
Income (loss) from discontinued operations before income taxes	**94**	**(1,552)**
Income taxes corresponding to ordinary activities including the measurement to fair value less costs to sell	(34)	59
Income taxes corresponding to the gain or loss related to the contribution of the carrier-related operations to NSN	(4)	7
Income taxes corresponding to the gain or loss related to the contribution of the Siemens Enterprise Business to EN	(19)	53
Income (loss) from discontinued operations, net of income taxes	**37**	**(1,433)**

The net results of discontinued operations presented in the Consolidated Statements of Income for fiscal 2009, relate mainly to legal and carve-out related matters in connection with the former Com activities and a loss on disposal of the SEN business which was compensated by a positive income effect of €154 from a settlement between Siemens and The Gores Group in the third quarter of fiscal 2009 regarding pending requirements for purchase price adjustment and further mutual obligations in relation to the disposal of the SEN business. Discontinued operations in fiscal 2008 include charges pursuant to the terms of the MD disposal transaction, including substantial effects stemming from the insolvency of BenQ Mobile GmbH & Co. OHG, Germany. For information on the fiscal 2009 settlement in connection with BenQ see Note 30.

The effects of the fiscal 2009 settlement between Siemens and The Gores Group are subject to German corporate tax only. In fiscal 2008, the loss on disposal of the SEN business was substantially non tax deductible.

Other Dispositions: closed transactions

The Siemens Wohnungsgesellschaft real estate transaction closed in the third quarter of fiscal 2009 – see Note 6 *Other operating income* for further information.

At the beginning of October 2008, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC), reported in Other Operations, to ARQUES Industries AG. The transaction resulted in a preliminary net loss of €121 (including an impairment loss of €78) of which the majority was recorded in fiscal 2008.

At the beginning of November 2008, Siemens signed an agreement to sell its 50% stake of Fujitsu Siemens Computers (Holding) BV (FSC), which was presented in the segment Equity Investments, to Fujitsu Limited. The transaction closed at the beginning of April 2009. The transaction resulted in a preliminary gain, net of related costs of €327. The transaction gain is included in *Other operating income*.

At the end of July 2008, the Sector Industry's division OSRAM completed the sale of its Global Tungsten & Powders unit. The transaction resulted in a pre-tax gain of €130, net of related costs, which is included in *Other operating income*.

At the end of May 2008, the Company sold its Wireless Modules Business, which was part of the Sector Industry's Industry Automation Division. The transaction resulted in a pre-tax gain of €131, net of related costs, which is included in *Other operating income*.

Other Dispositions: held for disposal

In January 2009, Siemens announced that it will terminate the Shareholders Agreement of the joint venture Areva NP S.A.S. (Areva), and sell its 34% interest in Areva NP S.A.S. to the majority shareholder Areva S.A. under the terms of a put agreement. The carrying amount of the interest in Areva NP S.A.S. amounts to €190. The investment is held by the Energy Sector. The required approval of antitrust authorities has been obtained in October 2009.

(in millions of €, except where otherwise stated and per share amounts)

The Consolidated Balance Sheets as of September 30, 2009 and 2008 include assets of €517 and €809 and liabilities of €157 and €566, respectively, classified as held for disposal. Included as of September 30, 2009 are amounts relating to our Airfield Solutions Business at Industry, Electronics Assembly Systems (EA) which was reclassified from the Industry Sector to Other Operations in the second quarter of fiscal 2009 and Areva NP S.A.S., held by the Energy Sector. The major classes of assets and liabilities classified as asset held for sale are the carrying amount of our 34 percent interest in Areva NP S.A.S.

5 | RESTRUCTURING EXPENSE

Siemens has implemented and will continue to run various restructuring projects, one of it being the SG&A program initiated in fiscal 2008, aimed at reducing marketing, selling, general and administrative expense (SG&A) by approximately €1.2 billion by the year 2010. In fiscal 2009, net expenses of €235 were reported in Corporate items which include termination benefits resulting from the SG&A program and other ongoing personnel-related restructuring measures of €337. They also include a gain of €102 attributable to the reversal of termination benefits recognized as of September 30, 2008 for the German part of SG&A and related programs which is due to a change in estimate on the respective program measures, i.e. more intensive use of the early retirement arrangements as compared to severance payments in conjunction with transfer companies. In fiscal 2009, restructuring costs for these programs are recorded in *Income (loss) from continuing operations before income taxes.* As of September 30, 2009, Other current liabilities include the majority of termination benefits related to the restructuring programs. Termination benefits, incurred in fiscal 2009 under these programs, are reported in Corporate items and pensions. In fiscal 2008 restructuring costs under the SG&A program as well as related to this program primarily consisted of termination benefits of €1,081. In fiscal 2008, restructuring costs for the SG&A program are recorded in *Income (loss) from continuing operations before income taxes.* As of September 30, 2008, *Other current liabilities* include the majority of SG&A program-related termination benefits. SG&A program-related termination benefits, incurred in fiscal 2008, are reported in Corporate items and pensions.

6 | OTHER OPERATING INCOME

	Year ended September 30,	
	2009	2008
Gains on disposals of businesses	409	447
Gains on sales of property, plant and equipment and intangibles	356	314
Other	300	286
	1,065	1,047

Gains on disposals of businesses in fiscal 2009 include €327 from the sale of Siemens' investment in FSC presented in the segment Equity Investments. In fiscal 2008, the line item includes a €131 gain from the sale of the Wireless Modules Business and a €130 gain from the disposal of the Global Tungsten & Powders unit, both presented in the Industry Sector (see Note 4).

Gains on sales of property, plant and equipment and intangibles in fiscal 2009, includes a pre-tax gain of €224, net of related costs, from the sale of Siemens' residential real estate holdings. The transaction is presented in Siemens Real Estate.

Other in fiscal 2009, includes income related to legal and regulatory matters.

7 | OTHER OPERATING EXPENSE

	Year ended September 30,	
	2009	2008
Losses on disposals of businesses	(68)	(112)
Impairment of goodwill (see Note 16)	(32)	(78)
Losses on sales of property, plant and equipment and intangibles	(83)	(49)
Other	(449)	(1,989)
	(632)	(2,228)

Other in fiscal 2009 includes fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities of €95 and €53 provided for in connection with a settlement agreement with the World Bank Group – see Note 30 *Legal Proceedings* for further information.

Other in fiscal 2008, comprises €1 billion in estimated fines (see Note 25) in connection with settlement negotiations of legal matters with authorities in Germany and the U.S. and €430 in fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Note 30). *Other* in fiscal 2008 also includes €390 in connection with a not-for-profit foundation set up by Siemens in fiscal 2008. The foundation is aimed at sponsoring science and research, art, educational, cultural, charitable, environmental, and other social responsibility-related purposes. Siemens contributed €390 in cash to the foundation in fiscal 2008. Of the €390, €300 is to remain in the foundation and €90 shall be used to serve the foundations' purposes.

8 | INCOME (LOSS) FROM INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD, NET

	Year ended September 30, 2009	2008
Share of profit (loss), net	(392)	259
Gains (losses) on sales, net	5	1
Impairment	(1,644)	–
Reversals of impairment	85	–
	(1,946)	260

Share of profit (loss), net includes our share in NSN's fiscal 2009 and 2008 earnings of €(543) and €(119), respectively, our share in EN's fiscal 2009 and 2008 earnings of €(171) and €–, respectively, our share in BSH Bosch Siemens Hausgeräte GmbH (BSH) as well as our share in Krauss-Maffei Wegmann GmbH & Co. KG (KMW) the two latter totaling €195 and €242 in fiscal 2009 and 2008, respectively (see also Note 4 and Note 19).

Investments in associates and in jointly controlled entities are tested for impairment if there is an indication that the investment may be impaired. In the three months ended September 30, 2009, NSN, presented in the segment Equity Investments, was tested for impairment. The main triggering events were NSN's loss of market share as well as a decrease in the product business operations resulting in significantly adjusted financial forecasts of future cash flows of NSN. The NSN impairment test is based on fair value less costs to sell applying a discounted cash flow method. As a result, an impairment loss of €1,634 was recognized in *Income (loss) from investments accounted for using the equity method.*

Reversals of impairment of €51 relates to an impairment in a previous year of an investment held by SFS, which was reversed in fiscal 2009 as a result of a recovery of our expected future results from that investment.

For further information on the Company's principal investments accounted for under the equity method see Note 19.

9 | FINANCIAL INCOME (EXPENSE), NET

	Year ended September 30, 2009	2008
Income (expense) from pension plans and similar commitments, net	(227)	136
Income (expense) from available-for-sale financial assets, net	(12)	89
Interest income (expense), net	150	60
Other financial income (expense), net	(421)	(163)
	(510)	122

(in millions of €, except where otherwise stated and per share amounts)

The components of *Income (expense) from pension plans and similar commitments, net* were as follows:

	Year ended September 30,	
	2009	2008
Expected return on plan assets	1,303	1,510
Interest cost	(1,530)	(1,374)
Income (expense) from pension plans and similar commitments, net	**(227)**	**136**

Service cost for pension plans and similar commitments are allocated among functional costs (*Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses*).

The components of *Income (expense) from available-for-sale financial assets, net* were as follows:

	Year ended September 30,	
	2009	2008
Dividends received	29	70
Gains on sales, net	16	45
Impairment	(59)	(36)
Other	2	10
Income (expense) from available-for-sale financial assets, net	**(12)**	**89**

The total amounts of interest income and expense were as follows:

	Year ended September 30,	
	2009	2008
Interest income	833	894
Interest expense	(683)	(834)
Interest income (expense), net	**150**	**60**
Thereof: Interest income (expense) of operations, net	39	60
Thereof: Other interest income (expense), net	111	–

Interest income (expense) of operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. *Other interest income (expense), net* includes all other interest amounts primarily consisting of interest relating to corporate debt, interest results of interest-rate-swaps used as hedging instruments in hedge accounting relationships with financial assets and financial liabilities as well as interest income on corporate assets.

The *interest income (expense)* above include the following in respect of financial assets (financial liabilities) not at fair value through profit or loss.

	Year ended September 30,	
	2009	2008
Total interest income on financial assets	804	883
Total interest expenses on financial liabilities	(994)	(859)

Other financial income (expense), net mainly includes the interest component from measuring provisions amounting to €(200) and €(81) in fiscal 2009 and 2008, respectively, as well as expenses as a result of allowances and write offs of finance receivables of €(162) and €(55) in fiscal 2009 and 2008, respectively.

10 | INCOME TAXES

Income (loss) from continuing operations before income taxes is attributable to the following geographic regions:

	Year ended September 30,	
	2009	2008
Germany	1,525	(449)
Foreign	2,366	3,323
	3,891	**2,874**

Income tax expense (benefit) consists of the following:

	Year ended September 30, 2009	2008
Current tax:		
German corporation and trade taxes	**269**	124
Foreign income taxes	**1,209**	1,001
	1,478	1,125
Deferred tax:		
Germany	**1**	(212)
Foreign	**(45)**	102
	(44)	(110)
Income tax expense	**1,434**	**1,015**

The current income tax expense in fiscal 2009 and 2008 includes adjustments recognized for current tax of prior periods in the amount of €(11) and €(58), respectively.

Of the deferred tax benefit in fiscal 2009 and 2008, €(177) and €(52), respectively, relate to the origination and reversal of temporary differences.

In Germany, the calculation of current tax is based on a corporate tax rate of 15% (in fiscal 2008: 15%) and thereon a solidarity surcharge of 5.5% for all distributed and retained earnings. In addition to corporate taxation, trade tax is levied on profits earned in Germany. As an effect of the German Corporation Tax Reform 2008, trade tax is a non deductible expense since 2008 resulting in an average trade tax rate of 15% and a combined total tax rate of 31%. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax assets and liabilities have been measured with the combined total tax rate of 31%.

For foreign subsidiaries, current taxes are calculated based on the regulation of the national tax law and using the tax rates applicable in the individual foreign countries. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Income tax expense differs from the amounts computed by applying statutory German income tax rates (31% for fiscal ended September 30, 2009 and 2008) as follows:

	Year ended September 30, 2009	2008
Expected income tax expense	**1,206**	891
Increase (decrease) in income taxes resulting from:		
Non-deductible losses and expenses	**715**	533
Goodwill	**–**	1
Tax-free income	**(421)**	(259)
Taxes for prior years	**(76)**	(31)
Change in judgment of realizability of deferred tax assets	**25**	34
Change in tax rates	**(17)**	6
Foreign tax rate differential	**(116)**	(86)
Tax effect of investments accounted for using the equity method	**121**	(79)
Other, net	**(3)**	5
Actual income tax expense	**1,434**	**1,015**

In fiscal 2009 the tax effect of non-deductible losses and expenses is mainly impacted by the impairment of NSN and in fiscal 2008 by estimated fines in connection with then ongoing settlement negotiations of legal matters with authorities in the U.S. (settled in fiscal 2009).

(in millions of €, except where otherwise stated and per share amounts)

Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	September 30, 2009	2008
Assets:		
Financial assets	**66**	50
Other intangible assets	**117**	40
Property, plant and equipment	**337**	455
Inventories	**428**	425
Receivables	**518**	694
Pension plans and similar commitments	**1,892**	1,431
Provisions	**1,515**	1,611
Liabilities	**1,848**	1,548
Tax loss and credit carryforward	**2,455**	2,500
Other	**209**	331
Deferred tax assets	**9,385**	9,085
Liabilities:		
Other intangible assets	**797**	743
Property, plant and equipment	**700**	752
Inventories	**1,793**	1,687
Receivables	**1,532**	1,307
Provisions	**962**	983
Liabilities	**710**	875
Other	**376**	455
Deferred tax liabilities	**6,870**	6,802
Total deferred tax assets, net	**2,515**	**2,283**

In assessing the realizability of deferred tax assets, management considers to which extent it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deductible differences.

In certain jurisdictions that incurred significant losses in fiscal 2009 or 2008, a net deferred tax asset of €1,486 (in fiscal 2008: €1,481) is recognized. The losses are mainly caused by one-time expenses due to transformation programs, e.g. restructuring expense (see Note 5).

As of September 30, 2009, the Company had €8,015 (in fiscal 2008: €8,571) of gross tax loss carryforwards. The Company assumes that the future operations will generate sufficient taxable income to realize the deferred tax assets.

Deferred tax assets have not been recognized in respect of the following items (gross amounts):

	September 30, 2009	2008
Deductible temporary differences	**341**	260
Tax loss carryforward	**612**	602
	953	**862**

As of September 30, 2009 and 2008 €332 and €190 of the unrecognized tax loss carryforwards expire over the periods to 2027.

The Company has ongoing regular tax audits concerning open income tax years in a number of jurisdictions. Adequate provisions for all open tax years have been foreseen.

The Company provides for income taxes or foreign withholding taxes on the cumulative earnings of subsidiaries when it is determined that such earnings either will be subject to taxes or are intended to be repatriated. In fiscal 2009, income taxes on cumulative earnings of subsidiaries of €15,403 (in fiscal 2008: €12,110) have not been provided for, because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

Including the items charged or credited directly to equity and the expense (benefit) from continuing and discontinued operations, the income tax expense (benefit) consists of the following:

	Year ended September 30, 2009	2008
Continuing operations	1,434	1,015
Discontinued operations	58	(184)
Income and expense recognized directly in equity	(231)	(120)
	1,261	711

11 | AVAILABLE-FOR-SALE FINANCIAL ASSETS

The following tables summarize the current portion of the Company's investment in available-for-sale financial assets:

	September 30, 2009			
	Cost	Fair Value	Unrealized Gain	Unrealized Loss
Equity instruments	7	19	12	–
Debt instruments	109	112	3	–
Fund shares	38	39	1	–
	154	170	16	–

	September 30, 2008			
	Cost	Fair Value	Unrealized Gain	Unrealized Loss
Equity instruments	32	26	–	(6)
Debt instruments	84	85	1	–
Fund shares	40	41	1	–
	156	152	2	(6)

Proceeds from sales of available-for-sale financial assets traded in an active market for the years ended September 30, 2009 and 2008 were €35 and €49, respectively. Gross realized gains on sales of such available-for-sale financial assets for continuing and discontinued operations for the years ended September 30, 2009 and 2008 were €7 and €13, respectively. Gross realized losses on sales of such available-for-sale financial assets for continuing and discontinued operations for the years ended September 30, 2009 and 2008 were €10 and €1, respectively.

Available-for-sale financial assets classified as non-current are included in *Other financial assets* (see Note 20).

12 | TRADE AND OTHER RECEIVABLES

	September 30, 2009	2008
Trade receivables from the sale of goods and services	12,644	14,062
Receivables from finance leases	1,738	1,674
Receivables from joint ventures and associates and other companies[1]	67	49
	14,449	15,785

1 Other companies, in the context of the above line item, are those in which Siemens has an ownership interest of less than 20% and exercises no significant influence over their operating and financial policies.

The valuation allowance on the Company's current and long-term receivables (see Notes 12, 13 and 20), (except for receivables from finance leases) which belong to the class of Financial assets and liabilities measured at (amortized) cost, changed as follows:

	Year ended September 30, 2009	2008
Valuation allowance as of beginning of fiscal year	913	805
Increase in valuation allowances recorded in the income statement in the current period	449	247
Write-offs charged against the allowance	(222)	(141)
Recoveries of amounts previously written-off	7	18
Foreign exchange translation differences	(24)	(5)
Reclassification to *Assets held for disposal*	(7)	(11)
Valuation allowance as of fiscal year-end	1,116	913

(in millions of €, except where otherwise stated and per share amounts)

Receivables from finance leases are presented in the balance sheet as follows:

	September 30, 2009	2008
Receivables from finance leases, current	1,738	1,674
Receivables from finance leases, long-term portion	3,147	3,486
	4,885	5,160

The valuation allowance on the Company's current and long-term receivables (see Notes 12 and 20), relating to finance leases, changed as follows:

	Year ended September 30, 2009	2008
Valuation allowance as of beginning of fiscal year	100	90
Increase in valuation allowances recorded in the income statement in the current period	148	56
Write-offs charged against the allowance	(97)	(58)
Recoveries of amounts previously written-off	18	13
Foreign exchange translation differences	(4)	(1)
Valuation allowance as of fiscal year-end	165	100

Minimum future lease payments to be received are as follows:

	September 30, 2009	2008
2009		2,067
2010	2,084	1,482
2011	1,450	1,093
2012	978	627
2013	597	326
2014	280	
After 2014 in fiscal 2009 (after 2013 in fiscal 2008)	173	210
Minimum future lease payments to be received	5,562	5,805

The following table shows a reconciliation of minimum future lease payments to the gross and net investment in leases and to the present value of the minimum lease payments receivable:

	September 30, 2009	2008
Minimum future lease payments	5,562	5,805
Plus: Unguaranteed residual values	170	190
Gross investment in leases	5,732	5,995
Less: Unearned finance income	(682)	(735)
Net investment in leases	5,050	5,260
Less: Allowance for doubtful accounts	(165)	(100)
Less: Present value of unguaranteed residual value	(144)	(151)
Present value of minimum lease payments receivable	4,741	5,009

The gross investment in leases and the present value of minimum lease payments receivable are due as follows:

	September 30, 2009	2008
Gross investment in leases	5,732	5,995
Within 1 year	2,117	2,100
1 to 5 years	3,420	3,650
Thereafter	195	245
Present value of minimum lease payments receivable	4,741	5,009
Within 1 year	1,707	1,722
1 to 5 years	2,881	3,095
Thereafter	153	192

Investments in finance leases primarily relate to equipment for information technology and office machines, industrial machinery, medical equipment and transportation systems. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

See Note 4 for further information on *Trade and other receivables* reclassified to *Assets classified as held for disposal.*

13 | OTHER CURRENT FINANCIAL ASSETS

	September 30, 2009	2008
Derivative financial instruments	1,277	593
Loans receivable	725	701
Receivables from joint ventures and associates and other companies (defined in Note 12)	77	100
Other	823	1,722
	2,902	3,116

14 | INVENTORIES

	September 30, 2009	2008
Raw materials and supplies	2,279	2,593
Work in process	3,619	3,588
Costs and earnings in excess of billings on uncompleted contracts	7,137	7,537
Finished goods and products held for resale	2,945	2,835
Advances to suppliers	565	794
	16,545	17,347
Advance payments received	(2,416)	(2,838)
	14,129	14,509

Costs and earnings in excess of billings on uncompleted contracts relates to construction contracts with net asset balances where contract costs plus recognized profits less recognized losses exceed progress billings. Liabilities from contracts for which progress billings exceed costs and recognized profits less recognized losses are recognized in *Other current liabilities*.

The aggregate amount of costs incurred and recognized profits less recognized losses for construction contracts in progress as of September 30, 2009 and 2008 amounted to €65,589 and €54,168, respectively. Advance payments received on construction contracts in progress were €8,402 and €8,895 as of September 30, 2009 and 2008. Revenue from construction contracts amounted to €25,401 and €24,289, respectively, for fiscal 2009 and 2008. Retentions in connection with construction contracts were €590 and €597 in fiscal 2009 and 2008. Information concerning construction contracts does not include disposal groups.

15 | OTHER CURRENT ASSETS

	September 30, 2009	2008
Miscellaneous tax receivables	618	742
Prepaid expenses	317	322
Other	256	304
	1,191	1,368

16 | GOODWILL

Goodwill has changed as follows:

	Year ended September 30, 2009	2008
Cost		
Balance at beginning of year	16,558	13,589
Translation differences and other	(366)	(135)
Acquisitions and purchase accounting adjustments	232	3,737
Adjustments from the subsequent recognition of deferred tax assets	–	(3)
Dispositions and reclassifications to Assets held for disposal	(107)	(630)
Balance at year-end	16,317	16,558
Accumulated impairment losses and other changes		
Balance at beginning of year	554	1,088
Translation differences and other	(12)	(16)
Impairment losses recognized during the period	32	78
Dispositions and reclassifications to Assets held for disposal	(78)	(596)
Balance at year-end	496	554
Net book value		
Balance at beginning of year	16,004	12,501
Balance at year-end	15,821	16,004

(in millions of €, except where otherwise stated and per share amounts)

	Net book value as of 10/1/2008	Translation differences and other	Acquisitions and purchase accounting adjustments[1]	Dispositions and reclassifications to Assets classified as held for disposal	Impairments	Net book value as of 9/30/2009
Sectors						
Industry	4,894[2]	(111)	168	(13)	(13)	**4,925**
Energy	2,240	(63)	47	(16)	–	**2,208**
Healthcare	8,617	(156)	15	–	–	**8,476**
Cross-Sector Businesses						
Siemens IT Solutions and Services	123	(10)	2	–	–	**115**
Siemens Financial Services (SFS)	111	(14)	–	–	–	**97**
Other Operations	19[2]	–	–	–	(19)	**–**
Siemens	**16,004**	**(354)**	**232**	**(29)**	**(32)**	**15,821**

1 Includes adjustments from the subsequent recognition of deferred tax assets.
2 Electronics Assembly Systems was reclassified from Industry to Other Operations in fiscal 2009. Prior-year amounts were adjusted for comparison purposes.

	Net book value as of 10/1/2007	Translation differences and other	Acquisitions and purchase accounting adjustments[1]	Dispositions and reclassifications to Assets classified as held for disposal	Impairments	Net book value as of 9/30/2008
Sectors						
Industry	4,739	(48)	233	(17)	–	4,907
Energy	2,210	(55)	85	–	–	2,240
Healthcare	5,197	7	3,413	–	–	8,617
Cross-Sector Businesses						
Siemens IT Solutions and Services	129	(9)	3	–	–	123
Siemens Financial Services (SFS)	126	(15)	–	–	–	111
Other Operations	100	1	–	(17)	(78)	6
Siemens	**12,501**	**(119)**	**3,734**	**(34)**	**(78)**	**16,004**

1 Includes adjustments from the subsequent recognition of deferred tax assets.

In fiscal 2008, acquisitions and purchase accounting adjustments relate primarily to Healthcare's acquisition of Dade Behring (see Note 4). The purchase accounting adjustments in the Industry Sector amounting to €103 relate to the UGS transaction (see Note 4). Impairment of goodwill of €(70) relates to the buildings and infrastructure activities of VA Technologie AG, which was presented in Other Operations.

Siemens tests at least annually whether goodwill suffered any impairment, in accordance with the accounting policy stated in Note 2 and 3. Key assumptions on which management has based its determinations of the fair value less costs to sell for the divisions' carrying amount include growth rates up to 3% in fiscal 2009 and 2008, respectively and after-tax discount rates of 7.5% to 8.5% in fiscal 2009 and 7.5% to 9% in fiscal 2008. Where possible, reference to market prices is made.

For the purpose of estimating the fair value less costs to sell of the divisions, cash flows were projected based on past experience, actual operating results and management's best estimate about future developments as well as market assumptions.

The Fair value less costs to sell is mainly determined by the terminal value which is particularly sensitive to changes in the assumptions on the terminal value growth rate and discount rate. Both assumptions are determined individually for each division. Discount rates reflect the current market assessment of the risks specific to each division and are based on the weighted average cost of capital for the divisions (for SFS the discount rate represents cost of equity). Terminal value growth rates take into consideration external macroeconomic sources of data.

Based on the annual impairment test in fiscal 2009, the divisions' recoverable amounts were estimated to be higher than the carrying amounts, and management did not identify any impairments.

The following table presents the key assumptions used to determine fair value less costs to sell for impairment test purposes, for divisions to which a significant amount of goodwill is allocated:

	Year ended September 30, 2009		
	Goodwill	Terminal Value Growth Rate	Discount Rate
Diagnostics within Healthcare Sector	5,507	3.0%	7.5%
Imaging & IT within Healthcare Sector	2,782	3.0%	8.0%
Industry Automation within Industry Sector	2,250	2.0%	8.0%

	Year ended September 30, 2008		
	Goodwill	Terminal Value Growth Rate	Discount Rate
Diagnostics within Healthcare Sector	6,131	3.0%	8.0%
Imaging & IT within Healthcare Sector	2,418	3.0%	8.0%
Industry Automation within Industry Sector	2,259	2.0%	7.5%

Among the above mentioned divisions, Healthcare's Diagnostics division has the highest amount of goodwill and the lowest excess of the recoverable amount over the carrying amount (the headroom). Diagnostics' headroom was estimated at €2,284. Diagnostics is based on the acquisitions of Diagnostic Products Corporation (DPC), the Diagnostics division of Bayer AG, and the acquisition of Dade Behring, Inc. The division operates in the global healthcare market for diagnostic testing systems and consumables which faces increasing cost restraints and is estimated to represent a growing market mainly in conjunction with the "megatrend" demographic change. Both volume growth and productivity improvements as a result of integrating those three acquisitions are assumed to contribute to profit margin improvements in the next years.

The estimated fair value of Diagnostics is assumed to be mainly driven by volume growth over the next years as well as by the terminal value. Over the 5-year planning period, a compound annual revenue growth rate of 5 percent was assumed. Cash flows beyond the 5-year planning period were extrapolated using a constant growth rate of 3 percent. A discount rate of 7.5 percent was applied.

The headroom would be decreased to zero due to a decrease of the terminal value growth rate by 1.4 percentage points. A decrease of the compound annual growth rate for revenue during the 5-year planning period by more than 2.5 percentage points would reduce the headroom by more than (77) percent. The headroom would change by (51) percent due to an increase in the discount rate of 0.5 percentage points.

(in millions of €, except where otherwise stated and per share amounts)

17 | OTHER INTANGIBLE ASSETS

	Gross carrying amount as of 10/1/2008	Translation differences	Additions through business combinations	Additions	Retirements[1]	Gross carrying amount as of 9/30/2009	Accumulated amortization and impairment	Net book value as of 9/30/2009	Amortization during fiscal 2009[2]
Software and other internally generated intangible assets	2,492	(47)	(1)	382	(162)	2,664	(1,609)	1,055	(264)
Patents, licenses and similar rights	6,524	(105)	105	59	(64)	6,519	(2,548)	3,971	(570)
Other intangible assets	**9,016**	**(152)**	**104**	**441**	**(226)**	**9,183**	**(4,157)**	**5,026**	**(834)**

1 Includes *Other intangible assets* reclassified to *Assets classified as held for disposal* (see Note 4).
2 Includes impairments of €(22) in fiscal 2009.

	Gross carrying amount as of 10/1/2007	Translation differences	Additions through business combinations	Additions	Retirements[1]	Gross carrying amount as of 9/30/2008	Accumulated amortization and impairment	Net book value as of 9/30/2008	Amortization during fiscal 2008[2]
Software and other internally generated intangible assets	2,362	(16)	33	420	(307)	2,492	(1,532)	960	(368)
Patents, licenses and similar rights	5,406	(70)	1,260	102	(174)	6,524	(2,071)	4,453	(528)
Other intangible assets	**7,768**	**(86)**	**1,293**	**522**	**(481)**	**9,016**	**(3,603)**	**5,413**	**(896)**

1 Includes *Other intangible assets* reclassified to *Assets classified as held for disposal* (see Note 4).
2 Includes impairments of €(98) in fiscal 2008.

Amortization expense on intangible assets is included in *Cost of goods sold and services rendered, Research and development expenses* or *Marketing, selling and general administrative expenses*, depending on the use of the asset.

As of September 30, 2009 and 2008, contractual commitments for purchases of other intangible assets amount to €35 and €37.

18 | PROPERTY, PLANT AND EQUIPMENT

	Gross carrying amount as of 10/1/2008	Translation differences	Additions through business combinations	Additions	Reclassifications	Retirements[1]	Gross carrying amount as of 9/30/2009	Accumulated depreciation and impairment	Net book value as of 9/30/2009	Depreciation and impairment during fiscal 2009[2]
Land and buildings	8,228	(79)	128	717	287	(618)	8,663	(4,112)	**4,551**	(302)
Technical machinery and equipment	8,252	(120)	11	496	389	(389)	8,639	(5,875)	**2,764**	(562)
Furniture and office equipment	6,654	(93)	14	660	110	(853)	6,492	(4,969)	**1,523**	(769)
Equipment leased to others	2,630	(84)	–	495	35	(399)	2,677	(1,153)	**1,524**	(375)
Advances to suppliers and construction in progress	1,180	(11)	3	692	(821)	(80)	963	(2)	**961**	–
Property, plant and equipment	**26,944**	**(387)**	**156**	**3,060**	**–**	**(2,339)**	**27,434**	**(16,111)**	**11,323**	**(2,008)**

1 Includes *Property, plant and equipment* reclassified to *Assets classified as held for disposal* (see Note 4).
2 Includes Impairments of €(74) in fiscal 2009.

	Gross carrying amount as of 10/1/2007	Translation differences	Additions through business combinations	Additions	Reclassifications	Retirements[1]	Gross carrying amount as of 9/30/2008	Accumulated depreciation and impairment	Net book value as of 9/30/2008	Depreciation and impairment during fiscal 2008[2]
Land and buildings	8,639	(13)	169	251	189	(1,007)	8,228	(3,877)	4,351	(334)
Technical machinery and equipment	7,885	(40)	165	519	294	(571)	8,252	(5,668)	2,584	(619)
Furniture and office equipment	6,740	(60)	88	791	126	(1,031)	6,654	(5,085)	1,569	(818)
Equipment leased to others	2,019	(38)	200	550	39	(140)	2,630	(1,055)	1,575	(347)
Advances to suppliers and construction in progress	894	(4)	27	937	(648)	(26)	1,180	(1)	1,179	(1)
Property, plant and equipment	**26,177**	**(155)**	**649**	**3,048**	**–**	**(2,775)**	**26,944**	**(15,686)**	**11,258**	**(2,119)**

1 Includes *Property, plant and equipment* reclassified to *Assets classified as held for disposal* (see Note 4).
2 Includes Impairments of €(213) in fiscal 2008.

As of September 30, 2009 and 2008, contractual commitments for purchases of property, plant and equipment amount to €336 and €463, respectively.

(in millions of €, except where otherwise stated and per share amounts)

As of September 30, 2009 and 2008, future payments receivable from lessees under operating leases are as follows:

	September 30, 2009	2008
2009		506
2010	**516**	390
2011	**371**	291
2012	**274**	201
2013	**187**	126
2014	**125**	
After 2014 in fiscal 2009 (after 2013 in fiscal 2008)	**172**	161
Total	**1,645**	**1,675**

Payments from lessees under operating leases primarily relate to buildings, data processing and phone equipment as well as to medical equipment.

Investment property

Investment property consists of property held either to earn rentals or for capital appreciation or both and not used in production or for administrative purposes.

The carrying amount of investment property amounts to €166 and €151 compared to a fair value of €329 and €357 as of September 30, 2009 and 2008, respectively. The fair value is primarily based on a discounted cash flow approach except for certain cases which are based on appraisal values.

19 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

As of September 30, 2009 and 2008, Siemens' principal investments accounted for under the equity method, which are all unlisted, are (in alphabetical order):

	Percentage of Ownership Sept. 30, 2009	Sept. 30, 2008
BSH Bosch und Siemens Hausgeräte GmbH (BSH)	**50%**	50%
Capital Meters Holdings Ltd.	**20%**	20%
Dräger Medical AG & Co. KG	**25%**	25%
Enterprise Networks Holdings B.V.	**49%**	49%
Krauss-Maffei Wegmann GmbH & Co. KG	**49%**	49%
Nokia Siemens Networks Holding B.V.	**50%**[1]	50%[1]
P.T. Jawa Power	**50%**[2]	50%[2]
Shanghai Electric Power Generation Equipment Co. Ltd.	**34%**	34%
Voith Hydro Holding GmbH & Co. KG	**35%**	35%

1 The exact percentage of voting rights equals 50% less 25 voting rights.
2 The investment is no jointly controlled entity because of two additional shareholders.

The investments in Areva and FSC have been classified as assets held for disposal in January 2009 and September 2008, respectively, and accounting under the equity method was ceased (see Note 4 for additional information on Areva). FSC was sold in April 2009 (see Note 4 for further information on Dispositions).

Our interest in BSH, which is the principal jointly controlled entity of Siemens, is recognized using the equity method, as described in Note 2, applying BSH's twelve month periods ended June 30. The following information reflect BSH's most recent published financial statements, not adjusted for the percentage of ownership held by Siemens.

	Year ended December 31, 2008	2007
Revenue	8,758	8,818
Net income (loss)	311	411

	December 31, 2008	2007
Current assets	3,678	3,699
Non-current assets	2,495	2,577
Current liabilities	2,033	2,074
Non-current liabilities	1,744	1,830

Summarized financial information for our principal investments in associates, not adjusted for the percentage of ownership held by Siemens, is presented below. Income statement information is presented for the twelve month period applied under the equity method of accounting.

	Year ended September 30,	
	2009	2008
Revenue	19,871	20,115
Net income (loss)	(769)	199

Balance Sheet information is presented as of the date used in applying the equity method of accounting.

	September 30,	
	2009	2008
Total assets	22,218	26,010
Total liabilities	14,446	15,839

For information on contingent liabilities for joint ventures and associates see Note 39.

Regarding the impairment of the NSN investment see Note 8.

20 | OTHER FINANCIAL ASSETS

	September 30,	
	2009	2008
Receivables from finance leases (see Note 12)	3,147	3,486
Loans receivable	2,142	1,417
Derivative financial instruments	1,594	404
Receivables from associated and other companies (defined in Note 12)	787	45
Trade receivables from sale of goods and services	452	471
Available-for-sale financial assets	391	551
Other	1,517	1,411
	10,030	7,785

Available-for-sale financial assets include interests in other companies that are recorded at cost or at fair value if reliably measurable. *Derivative financial instruments* included in this item represent the non-current portion of derivatives designated as hedging instruments, for which hedge accounting is applied. Loans receivable primarily relate to long-term loan transactions of SFS. *Receivables from associated and other companies* include a shareholder loan to NSN granted in fiscal 2009, with a carrying amount of €722 as of September 30, 2009.

21 | OTHER CURRENT FINANCIAL LIABILITIES

	September 30,	
	2009	2008
Derivative financial instruments (see Notes 31 and 32)	973	1,198
Accrued interest expense	325	191
Liabilities to joint ventures and associated and other companies	87	101
Other	734	937
	2,119	2,427

22 | OTHER CURRENT LIABILITIES

	September 30,	
	2009	2008
Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	11,031	11,390
Other employee related costs	2,567	3,160
Payroll and social security taxes	1,908	2,048
Bonus obligations	1,046	1,132
Accruals for outstanding invoices	789	626
Miscellaneous tax liabilities	689	743
Deferred reservation fees received	536	206
Deferred income	594	651
Other	1,151	1,688
	20,311	21,644

(in millions of €, except where otherwise stated and per share amounts)

Other employee related costs primarily includes vacation payments, accrued overtime and service anniversary awards, severance payments, as well as liabilities related to the SG&A program (see Note 5).

23 | DEBT

	September 30, 2009	September 30, 2008
Short-term		
Notes and bonds	–	1,024
Loans from banks	261	479
Other financial indebtedness	392	265
Obligations under finance leases	45	51
Short-term debt and current maturities of long-term debt	698	1,819
Long-term		
Notes and bonds (maturing until 2066)	16,502	11,942
Loans from banks (maturing until 2023)	1,910	1,856
Other financial indebtedness (maturing until 2029)	379	280
Obligations under finance leases	149	182
Long-term debt	18,940	14,260
	19,638	16,079

As of September 30, 2009, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under finance leases were 3.4% (2008: 4.9%), 2.9% (2008: 3.5%) and 4.0% (2008: 5.7%), respectively.

a) Commercial paper program

We have a U.S.$ 9.0 billion (€6.1 billion) global multi-currency commercial paper program in place including U.S.$ extendible notes capabilities. As of September 30, 2009 and 2008, outstanding global commercial paper totaled €337 and €198, respectively. Interest rates ranged from 0.21% to 0.23% and from 2.10% to 2.25%, respectively as of September 30, 2009 and 2008 (see also *Other financial indebtedness* below). Our issues of commercial paper have a maturity of generally less than 90 days.

b) Notes and bonds

Euro Medium-term note program

The Company has agreements with financial institutions under which it may issue up to €15.0 billion and €5.0 billion in medium-term notes as of September 30, 2009 and 2008, respectively. As of September 30, 2009 and 2008, €8.8 billion and €4.9 billion, respectively, in notional amounts were issued and are outstanding. The outstanding amounts as of September 30, 2009 and 2008 comprise U.S.$500 (€342) floating rate notes due in March 2012, bearing interest of 0.15% above LIBOR and U.S.$500 (€342); 5.625% fixed rate notes due in March 2016 as well as €1.55 billion 5.250% note due December 12, 2011; €1 billion 5.375% note due June 11, 2014; and €1.6 billion 5.625% note due June 11, 2018. In fiscal 2009, Siemens updated the program and issued in total additional €4.0 billion fixed-interest notes under the program in two tranches comprising a €2.0 billion 4.125% note due February 20, 2013 and a €2.0 billion 5.125% note due February 20, 2017.

Extendible

In fiscal 2008, the Company issued floating rate extendible notes with a nominal value of €500, which were redeemed at face value on the first maturity date at the end of June 2009. The notes bore 0.23 percent interest above EURIBOR.

U.S.$ Medium Term Notes

In August 2006, the Company issued U.S.$5.0 billion of notes (€3.4 billion). These notes were issued in four tranches comprising: U.S.$750 Floating Rate Notes (U.S.$ LIBOR + 0.05%) due August 14, 2009; redeemed at face value at its maturity date; U.S.$750, 5.5% Notes due February 16, 2012; U.S.$1.750 billion 5.75% Notes due October 17, 2016 and U.S.$1.750 billion 6.125% Notes due August 17, 2026. With respect to the floating rate notes, the Company may, on or after February 14, 2008, redeem all or some of the Notes at the early redemption amount, according to the conditions of the bond. Regarding the fixed rate notes, the Company may redeem, at any time, all or some of the notes at the early redemption amount (call) according to the conditions of the bond.

Hybrid Capital Bond

In September 2006, the Company issued a subordinated Hybrid Capital Bond, which is on a subordinated basis guaranteed by Siemens. The subordinated bond was issued in a EUR tranche of €900 and a British pound tranche of £750 million (€825), both with a legal final maturity on September 14, 2066 and with a call option for Siemens in 2016 or thereafter. The bonds bear a fixed interest rate (5.25% for the EUR tranche and 6.125% for the British pound tranche) until September 14, 2016, thereafter, floating rate interest according to the conditions of the bond.

Euro Bond

In June 2001, the Company issued €2 billion 5.75% bonds due July, 2011.

Details of the Company's notes and bonds are as follows:

			September 30, 2009			September 30, 2008
	Currency (notional amount)		Carrying amount in €[1]	Currency (notional amount)		Carrying amount in €[1]
U.S.$ LIBOR+0.15% 2006/2012 U.S.$ notes	USD	500	341	USD	500	349
5.625% 2006/2016 U.S.$ notes	USD	500	386	USD	500	374
5.25% 2008/2011 EUR Medium Term Note	EUR	1,550	1,644	EUR	1,550	1,555
5.375% 2008/2014 EUR Medium Term Note	EUR	1,000	1,084	EUR	1,000	999
5.625% 2008/2018 EUR Medium Term Note	EUR	1,600	1,763	EUR	1,600	1,607
4.125% 2009/2013 EUR Medium Term Note	EUR	2,000	2,000		–	–
5.125% 2009/2017 EUR Medium Term Note	EUR	2,000	1,977		–	–
Total Euro Medium-term notes			9,195			*4,884*
ER3M 2008/2009 (Extendible)		–	–	EUR	500	500
Total Extendible			–			*500*
U.S.$ LIBOR+0.05% 2006/2009 U.S.$ notes		–	–	USD	750	524
5.5% 2006/2012 U.S.$ notes	USD	750	556	USD	750	552
5.75% 2006/2016 U.S.$ notes	USD	1,750	1,366	USD	1,750	1,323
6.125% 2006/2026 U.S.$ notes	USD	1,750	1,439	USD	1,750	1,367
Total U.S.$ Medium Notes			3,361			*3,766*
5.25% 2006/2066 EUR bonds	EUR	900	941	EUR	900	857
6.125% 2006/2066 GBP bonds	GBP	750	874	GBP	750	928
Total Hybrid Capital Bonds			1,815			*1,785*
5.75% 2001/2011 EUR bonds	EUR	2,000	2,129	EUR	2,000	2,031
			2,129			2,031
Other			2			–
			16,502			12,966

1 Includes adjustments for fair value hedge accounting.

(in millions of €, except where otherwise stated and per share amounts)

c) Assignable loans

In the third quarter of fiscal 2008, the Company obtained assignable loans. The loans, totaling €1.1 billion and €1.1 billion in nominal and carrying amount as of September 30, 2009 and 2008, respectively, are for general corporate purposes and were issued in four tranches: €370 floating rate notes (European Interbank Offered Rate (EURIBOR + 0.55%) due June 12, 2013; €113.5, 5.283% notes due June 12, 2013; €283.5 floating rate notes (EURIBOR + 0.70%) due June 12, 2015 and €333, 5.435% notes due June 12, 2015).

d) Credit facilities

The credit facilities at September 30, 2009 and 2008 consisted of €6.6 and €6.7 billion, respectively, in committed lines of credit. These include a U.S.$5.0 billion syndicated multi-currency revolving credit facility expiring March 2012 and a U.S.$4.0 billion syndicated multi-currency revolving credit facility expiring August 2013. The U.S.$4 billion facility comprises a U.S.$1.0 billion term loan which was drawn in January 2007, bearing interest of 0.15% above LIBOR (London Interbank Offered Rate) as well as a U.S.$3.0 billion revolving tranche not yet drawn. It also includes a third revolving credit facility provided by a domestic bank with an aggregate amount of €450 expiring in September 2012. As of September 30, 2009 and 2008, €5.9 and €6.0 billion, respectively, of these lines of credit remained unused. Commitment fees for the years ended September 30, 2009 and 2008 amount to €2.7 and €2.8, respectively. The facilities are for general business purposes.

As of September 30, 2009 and 2008, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding finance leases which are disclosed separately):

	September	
Fiscal year	2009	2008
2009	–	1,768
2010	653	169
2011	2,243	2,069
2012	2,595	2,514
2013	3,200	1,190
2014	1,112	
After 2014 in fiscal 2009 (after 2013 in fiscal 2008)	9,641	8,136
	19,444	15,846

Other financial indebtedness

Other financial indebtedness includes €393 and €256 as of September 30, 2009 and 2008, respectively, for the Company's real estate assets that were sold or transferred and in which Siemens has retained significant risks and rewards of ownership, including circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company's Consolidated Balance Sheets and no sale and profit has been recognized. As of September 30, 2009 and 2008, *Other financial indebtedness* also includes €337 and €198, respectively, of U.S.$ outstanding global commercial paper.

Obligations under finance leases

As of September 30, 2009 and 2008, the finance lease liabilities are as follows:

Due	September 30, 2009 Minimum lease payment obligation	September 30, 2009 Un-amortized interest expense	September 30, 2009 Present value of minimum lease payment obligation	September 30, 2008 Minimum lease payment obligation	September 30, 2008 Un-amortized interest expense	September 30, 2008 Present value of minimum lease payment obligation
Within 1 year	54	9	45	63	12	51
1 to 2 years	47	5	42	29	9	20
2 to 3 years	15	2	13	34	7	27
3 to 4 years	19	2	17	46	6	40
4 to 5 years	7	2	5	22	5	17
Thereafter	77	5	72	93	15	78
Total	219	25	194	287	54	233
Less: Current portion			(45)			(51)
			149			182

24 | PENSION PLANS AND SIMILAR COMMITMENTS

Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover almost all of the Company's domestic employees and many of the Company's foreign employees. To reduce the risk exposure to Siemens arising from its pension plans, the Company performed a redesign of some major pension plans during the last several years towards benefit schemes which are predominantly based on contributions made by the Company. In order to fund Siemens' pension obligations, the Company's major pension plans are funded with assets in segregated pension entities.

Furthermore, the Company provides other post-employment benefits, which primarily consist of transition payments to German employees after retirement as well as post-employment health care and life insurance benefits to employees in the U.S. and Canada. These predominantly unfunded other post-employment benefit plans qualify as defined benefit plans under IFRS.

The Consolidated Balance Sheets include the following significant components related to pension plans and similar commitments based upon the situation as of September 30, 2009 and 2008:

	September 30, 2009	September 30, 2008
Principal pension benefit plans	4,203	2,580
Principal other post-employment benefit plans	639	639
Other	1,096	1,142
Liabilities for pension plans and similar commitments	**5,938**	**4,361**
Prepaid costs for post-employment benefits	**49**	**99**
Actuarial (losses)/gains	(3,141)	(1,577)
Effects in connection with asset ceiling	(139)	(14)
Income tax effect	425	(16)
Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	**(2,855)**	**(1,607)**

(in millions of €, except where otherwise stated and per share amounts)

In addition to the above, the Company has foreign defined contribution plans for pensions and other post-employment benefits or makes contributions to social pension funds based on legal regulations (State plans). The recognition of a liability is not required because the obligation of the Company is limited to the payment of the contributions into these plans or funds.

Other in the table above includes non-principal pension benefit plans, non-principal other post-employment benefit plans and other long-term post-employment benefit plans. Other long-term post-employment benefit plans include benefits granted to former employees immediately after the end of their employment, independent of the employee's reason for leaving.

Principal pension benefits

The principal pension benefit plans cover 488,000 participants, including 188,000 active employees, 100,000 former employees with vested benefits and 200,000 retirees and surviving dependents. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country. The majority of Siemens' active employees in Germany participate in a pension scheme introduced in fiscal 2004, the BSAV (Beitragsorientierte Siemens Altersversorgung). The BSAV is a funded defined benefit pension plan whose benefits are predominantly based on contributions made by the Company and returns earned on such contributions, subject to a minimum return guaranteed by the Company. The BSAV is funded via the BSAV Trust. In connection with the implementation of the BSAV, benefits provided under defined benefit pension plans funded via the Siemens German Pension Trust were modified to substantially eliminate the effects of compensation increases by freezing the accrual of benefits under the majority of these plans.

The Company's principal pension benefit plans are explicitly explained in the subsequent sections with regard to:

- Pension obligations and funded status,
- Components of NPBC,
- Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity,
- Assumptions used for the calculation of the DBO and NPBC,
- Sensitivity analysis,
- Plan assets, and
- Pension benefit payments.

Pension benefits: Pension obligations and funded status

A reconciliation of the funded status of the principal pension benefit plans to the amounts recognized in the Consolidated Balance Sheets is as follows:

	September 30, 2009			September 30, 2008		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Fair value of plan assets	21,144	13,274	7,870	20,194	12,340	7,854
Total defined benefit obligation	25,159	15,783	9,376	22,654	13,782	8,872
Defined benefit obligation (funded)	*24,949*	*15,783*	*9,166*	*22,474*	*13,782*	*8,692*
Defined benefit obligation (unfunded)	*210*	*–*	*210*	*180*	*–*	*180*
Funded status	(4,015)	(2,509)	(1,506)	(2,460)	(1,442)	(1,018)
Germany	*(2,509)*	*(2,509)*		*(1,442)*	*(1,442)*	
U.S.	*(954)*		*(954)*	*(588)*		*(588)*
U.K.	*(371)*		*(371)*	*(156)*		*(156)*
Other	*(181)*		*(181)*	*(274)*		*(274)*
Unrecognized past service cost (benefits)	(65)	–	(65)	(70)	–	(70)
Effects due to asset ceiling	(104)	–	(104)	–	–	–
Net amount recognized	**(4,184)**	**(2,509)**	**(1,675)**	**(2,530)**	**(1,442)**	**(1,088)**
Amounts recognized in the Consolidated Balance Sheets consist of:						
Pension asset	19	17	2	50	17	33
Pension liability	(4,203)	(2,526)	(1,677)	(2,580)	(1,459)	(1,121)

The fair value of plan assets, DBO and funded status as of September 30, 2007 amounted to €24,013, €25,052 and €(1,039), respectively. As of September 30, 2006, the fair value of plan assets, DBO and funded status were €23,755, €26,696 and €(2,941). As of September 30, 2005, the fair value of plan assets, DBO and funded status were €21,581, €24,972 and €(3,391).

(in millions of €, except where otherwise stated and per share amounts)

A detailed reconciliation of the changes in the DBO for fiscal 2009 and 2008 as well as additional information by country is provided in the following table:

	September 30, 2009			September 30, 2008		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in defined benefit obligations:						
Defined benefit obligation at beginning of year	22,654	13,782	8,872	25,052	15,488	9,564
Foreign currency exchange rate changes	(426)	–	(426)	(340)	–	(340)
Service cost	451	272	179	511	279	232
Interest cost	1,372	853	519	1,246	765	481
Settlements and curtailments	(50)	(2)	(48)	(46)	(26)	(20)
Plan participants' contributions	147	101	46	135	87	48
Amendments and other	353	25	328	22	12	10
Actuarial (gains) losses	2,054	1,667	387	(1,748)	(1,612)	(136)
Acquisitions	27	1	26	109	68	41
Divestments	(85)	(5)	(80)	(1,026)	(408)	(618)
Benefits paid	(1,338)	(911)	(427)	(1,261)	(871)	(390)
Defined benefit obligation at end of year	**25,159**	**15,783**	**9,376**	**22,654**	**13,782**	**8,872**
Germany	*15,783*	*15,783*		*13,782*	*13,782*	
U.S.	*3,503*		*3,503*	*2,933*		*2,933*
U.K.	*2,859*		*2,859*	*3,003*		*3,003*
Other	*3,014*		*3,014*	*2,936*		*2,936*

The total defined benefit obligation at the end of the fiscal year includes €8,241 for active employees, €3,039 for former employees with vested benefits and €13,879 for retirees and surviving dependents.

In fiscal 2009 the DBO increased due to a decrease in discount rate for the domestic and foreign pension plans. The negative effect of a discount rate decrease in fiscal 2009 was partly offset by a decrease in pension progression and compensation increase rate as well as by experience adjustments. In fiscal 2008 the DBO decreased due to an increase in discount rate for the domestic and foreign pension plans. The positive effect of a discount rate increase in fiscal 2008 was partly offset by an increase in pension progression and compensation increase rate as well as by experience adjustments.

The following table shows the change in plan assets for fiscal year 2009 and 2008 and additional information by country:

	September 30, 2009			September 30, 2008		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in plan assets:						
Fair value of plan assets at beginning of year	20,194	12,340	7,854	24,013	14,753	9,260
Foreign currency exchange rate changes	(343)	–	(343)	(384)	–	(384)
Expected return on plan assets	1,250	774	476	1,471	929	542
Actuarial gains (losses) on plan assets	656	772	(116)	(3,648)	(2,556)	(1,092)
Acquisitions and other	229	–	229	56	12	44
Divestments and other	(42)	(3)	(39)	(750)	(126)	(624)
Settlements	(12)	–	(12)	–	–	–
Employer contributions	403	201	202	562	112	450
Plan participants' contributions	147	101	46	135	87	48
Benefits paid	(1,338)	(911)	(427)	(1,261)	(871)	(390)
Fair value of plan assets at end of year	**21,144**	**13,274**	**7,870**	**20,194**	**12,340**	**7,854**
Germany	*13,274*	*13,274*		*12,340*	*12,340*	
U.S.	*2,549*		*2,549*	*2,345*		*2,345*
U.K.	*2,488*		*2,488*	*2,847*		*2,847*
Other	*2,833*		*2,833*	*2,662*		*2,662*

Employer contributions expected to be paid to the principal funded pension plans during fiscal 2010 are €586, therein €256 to the domestic pension plans and €330 to the foreign pension plans.

In fiscal 2009, the Company merged some pension schemes in the U.S., originating from the acquisition of the Dade Behring business in fiscal 2008 with its principal pension plans. Accordingly, the DBO and plan assets of the plans reported in the preceding two tables increased by €224 and €128. Such amounts are included in the items *Amendments and other* and *Acquisitions and other*. In fiscal 2008, the DBO and the fair value of plan assets decreased due to the disposal of SV and SEN liabilities and pension assets. These effects are included in the items *Divestments and Divestments* and other in the preceding two tables.

(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Components of NPBC

The components of the NPBC for the fiscal years ended September 30, 2009 and 2008 are as follows:

	Year ended September 30, 2009			Year ended September 30, 2008		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	451	272	179	511	279	232
Interest cost	1,372	853	519	1,246	765	481
Expected return on plan assets	(1,250)	(774)	(476)	(1,471)	(929)	(542)
Amortization of past service cost (benefits)	14	17	(3)	(1)	–	(1)
Loss (gain) due to settlements and curtailments	(38)	(2)	(36)	(46)	(26)	(20)
Net periodic benefit cost	549	366	183	239	89	150
Germany	366	366		89	89	
U.S.	144		144	132		132
U.K	30		30	15		15
Other	9		9	3		3

Net periodic benefit cost for fiscal 2008 in the table above includes €(21) related to discontinued operations. The amount includes €(59) settlement gain as a result from the disposal of the SV and SEN pension liabilities and €38 other net periodic pension cost of SV and SEN.

Pension benefits: Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity

The actuarial gains and losses on defined benefit pension plans recognized in the Consolidated Statements of Income and Expense recognized in Equity for the fiscal years ended September 30, 2009 and 2008 were as follows:

	Year ended September 30, 2009			Year ended September 30, 2008		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Actuarial losses (gains)	1,398	895	503	1,900	944	956
Effects in connection with asset ceiling	104	–	104	–	–	–
Income tax effect	(398)	(194)	(204)	(50)	252	(302)
Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	1,104	701	403	1,850	1,196	654
Germany	701	701		1,196	1,196	
U.S.	130		130	198		198
U.K.	268		268	263		263
Other	5		5	193		193

Pension benefits: Assumptions for the calculation of the DBO and NPBC

Assumed discount rates, compensation increase rates and pension progression rates used in calculating the DBO together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated or where plan assets are invested as well as capital market expectations.

The weighted-average discount rate used for the actuarial valuation of the DBO as of the balance sheet date and the expected return on plan assets for the fiscal year ending at the balance sheet date were as follows:

	Year ended September 30, 2009			Year ended September 30, 2008		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Discount rate	**5.3%**	**5.3%**	**5.2%**	6.2%	6.4%	6.0%
Germany	***5.3%***	***5.3%***		*6.4%*	*6.4%*	
U.S.	***5.69%***		***5.69%***	*6.79%*		*6.79%*
U.K.	***5.7%***		***5.7%***	*6.5%*		*6.5%*
Expected return on plan assets	**6.5%**	**6.5%**	**6.4%**	6.5%	6.5%	6.5%
Germany	***6.5%***	***6.5%***		*6.5%*	*6.5%*	
U.S.	***6.97%***		***6.97%***	*6.97%*		*6.97%*
U.K.	***6.5%***		***6.5%***	*6.7%*		*6.7%*

The rates of compensation increase for countries with significant effects on the DBO as of the balance sheet date with regard to this assumption were as follows for the years ended September 30, 2009 and 2008: U.S.: 3.76% and 4.05%, U.K. 4.0% and 4.5%, Switzerland: 1.5% and 2.5%, Netherlands: 2.95% and 2.95%. The compensation increase rate for the domestic pension plans for the year ended September 30, 2009, was 2.25% (2008: 2.25%). However, due to the implementation of the BSAV, the effect of the compensation increase on the domestic pension plans is substantially eliminated. The rates of pension progression for countries with significant effects on the DBO as of the balance sheet date with regard to this assumption were as follows for the years ended September 30, 2009 and 2008: Germany: 1.75% and 1.75%, U.K.: 3.0% and 3.6%, Netherlands: 1.5% and 2.0%.

The assumptions used for the calculation of the DBO as of the balance sheet date of the preceding fiscal year are used to determine the calculation of interest cost and service cost of the following year. The total expected return for the fiscal year will be based on the expected rates of return for the respective year multiplied by the fair value of plan assets at the preceding fiscal years balance sheet date. The fair value and thus the expected return on plan assets are adjusted for significant events after the balance sheet date, such as a supplemental funding.

The discount rate assumptions reflect the rates available on high-quality corporate bonds or government bonds of consistent duration and currency at the balance sheet date. The expected return on plan assets is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. For fiscal 2009 and fiscal 2008 the expected return on plan assets remained primarily unchanged. Changes of other actuarial assumptions not mentioned above, such as employee turnover, mortality, disability, etc., had an only minor effect on the overall DBO for the years ended September 30, 2009 and 2008.

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, decreased the DBO by 0.5% in fiscal 2009, increased the DBO by 0.4% in fiscal 2008, did not affect the DBO in fiscal 2007 and fiscal 2006 and increased the DBO by 0.8% in fiscal 2005.

(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Sensitivity analysis

A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPBC for fiscal 2010, or a change in the fair value of plan assets of €500, as of September 30, 2009, respectively, would result in the following increase (decrease) of the fiscal 2010 NPBC:

	Effect on NPBC 2010 due to a one-percentage-point/€500	
	increase	decrease
Discount rate	18	(29)
Expected return on plan assets	(195)	195
Rate of compensation increase	26	(23)
Rate of pension progression	139	(109)
Fair value of plan assets	(32)	32

Increases and decreases in the discount rate, rate of compensation increase and rate of pension progression which are used in determining the DBO do not have a symmetrical effect on NPBC primarily due to the compound interest effect created when determining the net present value of the future pension benefit. If more than one of the assumptions were changed simultaneously, the cumulative impact would not necessarily be the same as if only one assumption was changed in isolation.

Pension benefits: Plan assets

The asset allocation of the plan assets of the principal pension benefit plans as of the balance sheet date for fiscal 2009 and 2008 as well as the target asset allocation for fiscal year 2010, are as follows:

	Target asset allocation September 30, 2010					Asset allocation	
			September 30, 2009			September 30, 2008	
Asset class		Total	Domestic	Foreign	Total	Domestic	Foreign
Equity	20 – 50%	27%	27%	29%	29%	29%	29%
Fixed income	40 – 70%	61%	62%	59%	61%	62%	61%
Real estate	5 – 15%	9%	8%	9%	9%	8%	10%
Cash and other assets	5 – 15%	3%	3%	3%	1%	1%	0%
		100%	100%	100%	100%	100%	100%

Derivatives are reported under the asset class whose risk is hedged. Current asset allocation is composed of high quality government and selected corporate bonds. Siemens constantly reviews the asset allocation in light of the duration of its pension liabilities and analyzes trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

The plan assets include own shares and debt instruments of the Company with a fair value of €50 as of September 30, 2009, as well as domestic real estate with a fair value of €274 and €265 as of September 30, 2009 and 2008, respectively, which is occupied by the Company.

The following table shows the actual return on plan assets for fiscal 2009 and 2008:

	Year ended September 30, 2009			Year ended September 30, 2008		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Actual return on plan assets	1,906	1,546	360	(2,177)	(1,627)	(550)

The actual return over the last twelve months amounted to 10.0% or €1,906 compared to an expected return of 6.5% or €1,250. The experience adjustment arising on plan assets was 3.5% in fiscal 2009 (fiscal 2008: (16.2)%; fiscal 2007: (0.9)%; fiscal 2006: (0.3)%; fiscal 2005: 5.8%). For the domestic pension plans, €1,546 or 12.9% was realized, as compared to an expected return on plan assets of 6.5% or an amount of €774 that was included in the NPBC. For the foreign pension plans, €360 or 5.2% was realized, as compared to an expected return on plan assets of 6.4% or an amount of €476 that was included in the NPBC.

Pension benefits: Pension benefit payments

The following overview comprises pension benefits paid out of the principal pension benefit plans during the years ended September 30, 2009 and 2008, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign
Pension benefits paid			
2008	1,261	871	390
2009	1,338	911	427
Expected pension payments			
2010	1,329	910	419
2011	1,363	945	418
2012	1,390	962	428
2013	1,401	963	438
2014	1,427	977	450
2015 – 2019	7,554	5,114	2,440

As pension benefit payments for Siemens' principal funded pension benefit plans reduce the DBO and plan assets by the same amount, there is no impact on the funded status of such plans.

Principal other post-employment benefits

In Germany, employees who entered into the Company's employment on or before September 30, 1983, are entitled to transition payments for the first six months after retirement equal to the difference between their final compensation and the retirement benefits payable under the corporate pension plan. Certain foreign companies, primarily in the U.S. and Canada, provide other post-employment benefits in the form of medical, dental and life insurance. The amount of obligations for other post-employment benefits in the form of medical and dental benefits specifically depends on the expected cost trend in the healthcare sector. To be entitled to such healthcare benefits participants must contribute to the insurance premiums. Participant contributions are based on specific regulations of cost sharing which are defined in the benefit plans. The Company has the right to adjust the cost allocation at any time, generally this is done on an annual basis. Premiums for life insurance benefits are paid solely by the Company.

The Company's principal other post-employment benefits are illustrated in detail in the subsequent sections with regard to:

- Obligations and funded status,
- Plan assets,
- Components of NPBC,
- Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity,
- Assumptions used in the calculation of the DBO and the NPBC,
- Sensitivity analysis, and
- Benefit payments.

(in millions of €, except where otherwise stated and per share amounts)

Other post-employment benefits:
Obligations and funded status

The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Balance Sheets are as follows:

	September 30, 2009			September 30, 2008		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Fair value of plan assets	3	–	3	3	–	3
Total defined benefit obligation	649	307	342	650	288	362
Defined benefit obligation (funded)	*230*	–	*230*	*247*	–	*247*
Defined benefit obligation (unfunded)	*419*	*307*	*112*	*403*	*288*	*115*
Funded status	(646)	(307)	(339)	(647)	(288)	(359)
Unrecognized past service cost (benefits)	7	–	7	8	–	8
Net amount recognized	**(639)**	**(307)**	**(332)**	**(639)**	**(288)**	**(351)**

The following table shows a detailed reconciliation of the changes in the benefit obligation for other post-employment benefits for the years ended September 30, 2009 and 2008:

	September 30, 2009			September 30, 2008		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in benefit obligations:						
Defined benefit obligation at beginning of year	650	288	362	779	321	458
Foreign currency exchange rate changes	(7)	–	(7)	(7)	–	(7)
Service cost	15	9	6	18	10	8
Interest cost	41	18	23	38	16	22
Settlements and curtailments	(9)	(9)	–	(3)	(7)	4
Plan amendments and other	(30)	(1)	(29)	–	–	–
Actuarial (gains) losses	50	36	14	(27)	(14)	(13)
Acquisitions	–	–	–	–	–	–
Divestments	–	–	–	(79)	(1)	(78)
Benefits paid	(61)	(34)	(27)	(69)	(37)	(32)
Defined benefit obligation at end of year	**649**	**307**	**342**	**650**	**288**	**362**

Other post-employment benefits: Plan assets

The following table shows the change in plan assets for fiscal 2009 and 2008:

	September 30, 2009			September 30, 2008		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in plan assets:						
Fair value of plan assets at beginning of year	3	–	3	3	–	3
Employer contributions	27	–	27	32	–	32
Benefits paid	(27)	–	(27)	(32)	–	(32)
Fair value of plan assets at year end	**3**	**–**	**3**	**3**	**–**	**3**

Other post-employment benefits: Components of NPBC

The components of the NPBC for other post-employment benefits for the years ended September 30, 2009 and 2008 are as follows:

	Year ended September 30, 2009			Year ended September 30, 2008		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	15	9	6	18	10	8
Interest cost	41	18	23	38	16	22
Amortization of unrecognized past service cost (benefits)	(30)	–	(30)	1	–	1
Loss (gain) due to settlements and curtailments	(9)	(9)	–	(3)	(7)	4
Net periodic benefit cost	**17**	**18**	**(1)**	**54**	**19**	**35**

Net periodic benefit cost for fiscal 2008 in the table above includes €5 related to discontinued operations. The amount includes €3 settlement loss as a result from the disposal of the SV and SEN pension liabilities and €2 other net periodic pension cost of SV and SEN.

(in millions of €, except where otherwise stated and per share amounts)

Other post-employment benefits: Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity

The actuarial gains and losses on other post-employment benefit plans recognized in the Consolidated Statements of Income and Expense recognized in Equity for the fiscal years ended September 30, 2009 and 2008 were as follows:

	Year ended September 30, 2009			Year ended September 30, 2008		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Actuarial losses (gains)	50	36	14	(27)	(14)	(13)
Income tax effect	(16)	(11)	(5)	9	4	5
Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	**34**	**25**	**9**	**(18)**	**(10)**	**(8)**
Germany	*25*	*25*		*(10)*	*(10)*	
U.S.	*8*		*8*	*(5)*		*(5)*
Canada	*1*		*1*	*(3)*		*(3)*

Other post-employment benefits: Assumptions used in the calculation of the DBO and NPBC

Discount rates and other key assumptions used for transition payments in Germany are the same as those utilized for domestic pension benefit plans.

The weighted-average assumptions used in calculating the actuarial values for the post-employment healthcare and life insurance benefits are as follows:

	Year ended Sept. 30, 2009	Year ended Sept. 30, 2008
Discount rate	5.66%	6.70%
U.S.:		
Medical trend rates (initial/ultimate/year):		
Medicare ineligible pre-65	8.5%/5%/2017	9%/5%/2017
Medicare eligible post-65	9%/5%/2018	9%/5%/2017
Fixed dollar benefit	–	–
Dental trend rates (initial/ultimate/year)	6%/5%/2021	6%/5%/2021
Canada:		
Medical trend rates	5.00%	5.00%
Drug trend rates	7%/5%/2010	7%/5%/2010
Dental trend rates	4.00%	4.00%

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, decreased the DBO by 1.6%, 0.9%, 0.3%, 1.5% and 14.2% in fiscal 2009, 2008, 2007, 2006 and 2005, respectively.

Other post-employment benefits: Sensitivity analysis

The health care assumptions may be significantly influenced by the expected progression in health care expense. A one-percentage-point change in the healthcare trend rates would have resulted in the following increase (decrease) of the defined benefit obligation and the service and interest cost as of and for the year ended September 30, 2009:

	September 30, 2009 One-percentage-point	
	increase	decrease
Effect on defined benefit obligation	12	(10)
Effect on total of service and interest cost components	1	(1)

Other post-employment benefits: Benefit payments

The following overview comprises benefit payments for other post-employment benefits paid out of the principal other defined benefit post-employment plans during the years ended September 30, 2009 and 2008, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign
Payments for other post-employment benefits			
2008	69	37	32
2009	61	34	27
Expected payments for other post-employment benefits			
2010	51	25	26
2011	66	39	27
2012	55	29	26
2013	51	24	27
2014	55	28	27
2015 – 2019	336	197	139

Since the benefit obligations for other post-employment benefits are generally not funded, such payments will impact the current operating cash flow of the Company.

Defined Contribution Plans and State Plans (continuing operations)

The amount recognized as an expense for defined contribution plans amounted to €382 in fiscal 2009 and €314 in fiscal 2008, respectively. Contributions to state plans amounted to €1,870 in fiscal 2009 and €1,841 in fiscal 2008.

25 | PROVISIONS

	Warranties	Order related losses and risks	Asset retirement obligations	Other	Total
Balance as of beginning of fiscal year	2,744	1,705	682	2,567	7,698
Additions	1,508	948	3	719	3,178
Usage	(713)	(630)	(29)	(1,457)	(2,829)
Reversals	(485)	(300)	(6)	(389)	(1,180)
Translation differences	(23)	(33)	(1)	(12)	(69)
Accretion expense and effect of changes in discount rates	4	15	161	10	190
Other changes	(35)	(43)	6	46	(26)
Balance as of fiscal year-end	**3,000**	**1,662**	**816**	**1,484**	**6,962**
Thereof non-current	*861*	*551*	*793*	*566*	*2,771*

Except for asset retirement obligations (see discussion below), the majority of the Company's provisions are generally expected to result in cash outflows during the next 1 to 15 years.

Warranties mainly relate to products sold. See Note 2 for further information concerning our policy for estimating warranty provisions.

(in millions of €, except where otherwise stated and per share amounts)

Order related losses and risks are provided for anticipated losses and risks on uncompleted construction, sales and leasing contracts.

Asset retirement obligations

The Company is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €780 and €648, respectively, as of September 30, 2009 and 2008 (the non-current portion thereof being €764 and €617, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €36 and €34, respectively as of September 30, 2009 and 2008 (the non-current portion thereof being €29 and €30, respectively).

Environmental clean-up costs are mainly related to remediation and environmental protection liabilities which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue until 2015; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. The final location for all kinds of radioactive waste is not expected to be available before approximately 2030. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has nearly reached completion; on September 21, 2006, the Company received official notification from the authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the provision is based on a number of significant estimates and assumptions. Those significant estimates and assumptions may be substantiated since the federal government is in the process of establishing a final storage for radioactive waste with negligible heat generation approximately in the next decade. The requirements for waste acceptance, administration regulations as well as the financial restrains for the so-called "Konrad Repository" are not yet defined. The Company does not expect any recoveries from third parties and did not reduce the provisions for such recoveries. The Company believes that it has adequately provided for this exposure. As of September 30, 2009 and 2008, the provision totals €780 and €648, respectively, and is recorded net of a present value discount of €1,163 and €1,323, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €16, €14, €12, €10, €4 and €1,887 which includes €1,834 for the estimated costs associated with final storage in 2033.

The Company recognizes the accretion of the provision for asset retirement obligations using the effective interest method applying current interest rates prevailing at the balance sheet date. During the year ended September 30, 2009 and 2008 the Company recognized €33 and €32, respectively in accretion expense in *Financial income (expense), net*. Changes in discount rates increased the carrying amount of provisions by €128 and €21 as of September 30, 2009 and 2008, respectively.

Other included approximately €1 billion in estimated fines in connection with ongoing settlement negotiations of legal matters with authorities in Germany and the U.S., provided for in fiscal 2008 and settled in fiscal 2009.

26 | OTHER LIABILITIES

	September 30, 2009	2008
Employee related liabilities	**815**	1,033
Deferred income	**194**	203
Other	**1,013**	1,140
	2,022	2,376

27 | EQUITY

Common stock

Siemens common stock is composed of no par value shares with a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2009 and 2008:

	Common stock (authorized and issued)		Authorized capital (not issued)		Conditional capital (not issued)	
	in thousands of €	in thousand shares	in thousands of €	in thousand shares	in thousands of €	in thousand shares
As of September 30, 2007	**2,742,610**	**914,203**	**671,130**	**223,710**	**860,002**[1]	**286,667**[1]
Share-based payments (see Note 34)	–	–	–	–	–	–
As of September 30, 2008	**2,742,610**	**914,203**	**671,130**	**223,710**	**860,002**[1]	**286,667**[1]
Expired capital	–	–	(600,000)	(200,000)	(702,485)	(234,161)
Newly approved capital	–	–	520,800	173,600	600,000	200,000
Share-based payments (see Note 34)	–	–	–	–	–	–
As of September 30, 2009	**2,742,610**	**914,203**	**591,930**	**197,310**	**757,517**[1]	**252,506**[1]

1 Due to rounding, amounts presented may not add up precisely.

Authorized capital (not issued)

The Company's shareholders authorized the Managing Board, with the approval of the Supervisory Board, to increase capital stock through the issuance of no par value shares registered in the names of the holders and to determine the further content of the rights embodied in the shares and the terms and conditions of the share issue as follows:

a) Authorized Capital 2009 by up to €520.8 through the issuance of up to 173.6 million shares in exchange for contributions in cash and/or in kind (Authorized Capital 2009) until January 26, 2014. It replaced Authorized Capital 2004 – see c).

b) Authorized Capital 2006 by up to €75 through issuing up to 25 million shares for contributions in cash. The authorization was granted on January 26, 2006 and expires on January 25, 2011. As of September 30, 2009, €71.1 representing 23.71 million shares are still available for issuance.

c) Authorized Capital 2004 by up to €600 through issuing up to 200 million new shares for contributions in cash and/or kind. The authorization was granted on January 22, 2004 and expired on January 21, 2009.

Regarding Authorized Capital 2009 and 2004, with the approval of the Supervisory Board, the Managing Board can exclude shareholders' pre-emptive rights for capital increases in the form of contributions in kind and in certain pre-stipulated circumstances for contributions in cash.

In accordance with Authorized Capital 2006 and Authorized Capital 2004, new shares can be issued solely to employees of Siemens AG and its subsidiaries (provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes). Pre-emptive rights of existing shareholders are excluded.

Conditional Capital (not issued)

Conditional Capital is provided for the purpose of a) issuing convertible bonds, b) accommodating the exercise of stock option plans and c) settling claims of former Siemens Nixdorf Informationssysteme AG shareholders.

a) Conditional Capital to issue bonds in an aggregate principal amount of up to €15 billion with conversion rights or with warrants entitling the holders to subscribe to up to 200 million new shares of Siemens AG with no par value, representing up to €600 of capital stock (Conditional capital 2009). The authorization will expire on January 26, 2014.

b) Conditional Capital to service the 2001 and 1999 Siemens Stock Option Plans amounts to €157, representing 52.32 million shares of Siemens AG as of September 30, 2009 and 2008. Of the €157 Conditional capital, €147, representing 49 million shares, is reserved to solely service the 2001 Siemens Stock Option Plan and €10, representing 3.32 million shares, services both the 2001 and 1999 Siemens Stock Option Plans.

c) Conditional Capital provided to issue shares to settle claims offered to former SNI AG shareholders who had not tendered their SNI AG share certificates amounts to €0.6, representing 189 thousand shares as of September 30, 2009 and 2008. Such rights to claim Siemens shares expired in 2007 and no further shares are to be issued.

d) Conditional Capital 2004 expired on January 21, 2009. It was provided to service the issuance of bonds with conversion rights or warrants and amounted to €702 representing 234.2 million shares of Siemens AG as of September 30, 2008. The Company's shareholders authorized the Managing Board in fiscal 2004, to issue bonds in an aggregate principal amount of up to €11,250 with conversion rights (convertible bonds) or with warrants.

Treasury stock

The Company is authorized by its shareholders to acquire up to 91,420,342 Siemens shares. The resolution was adopted on January 27, 2009 and is valid until July 26, 2010. It took effect on March 1, 2009, superseding the prior authorization dating January 24, 2008 with effect on March 1, 2008. According to the current resolution, repurchased shares may be (i) sold via a stock exchange or through a public sales offer made to all shareholders; (ii) retired, (iii) used to meet the obligations under the 2001 Siemens Stock Option Plan (iv) offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries or granted and transferred to such individuals with a holding period of at least two years; (v) offered and transferred with the approval of the Supervisory Board to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies or interests therein; (vi) sold with the approval of the Supervisory Board to third parties against payment in cash if the price (excluding incidental transaction costs) at which such Siemens shares are to be sold is not significantly lower than the market price of the Siemens stock on the trading day, as determined during the opening auction of the Xetra trading platform (or a comparable successor system); or (vii) used to service conversion or option rights granted by the Company or any of its subsidiaries. In addition, the Supervisory Board is authorized to offer repurchased shares to the members of the Managing Board of the Company for purchase as stock-based compensation under the same terms and conditions as those offered to employees of the Company or to grant and transfer such shares to members of the Managing Board with a holding period of at least two years.

Additionally, a resolution is in effect that authorizes the Company to repurchase its own shares by using equity derivatives, such as put and call options and a combination of put and call options. The term of such options must be chosen in a way that any repurchase of the Company's own shares upon the exercise of the option will take place no later than July 26, 2010.

In November 2007, the Company announced a share buy back program. Under the program, the Company expects to conduct share repurchases with a total volume of up to €10 billion by 2010 for the purpose of cancellation and reduction of capital stock and, to a lesser extent, to fulfill obligations arising out of stock based compensation programs. As of September 30, 2009, 56,201,421 Treasury shares amounting to €4,350 have been repurchased.

In fiscal 2009, 189 shares were re-deposited to the Company's Treasury Stock and 4,868,193 of Treasury Shares were re-issued in connection with share-based payment plans. As of September 30, 2009, 47,777,661 shares remained in treasury with a carrying amount of €3,632.

In fiscal 2008, the Company repurchased a total of 56,201,421 shares at an average price of €77.41 per share. In fiscal 2008, a total of 3,556,139 shares of treasury stock were sold. Thereof, 2,829,239 shares were issued to share-based compensation plan participants to accommodate the exercise of stock options and 720,292 shares were issued to employees under the employee share purchase program with compensation character (see Note 34 for additional information). As of September 30, 2008, 52,645,665 shares remained in treasury with a carrying amount of €4,002.

Other components of equity

The changes in the other components of equity are as follows:

	Year ended September 30, 2009			Year ended September 30, 2008		
	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized holding gains (losses) on available-for-sale financial assets	*46*	*(8)*	*38*	*(135)*	*10*	*(125)*
Reclassification adjustments for (gains) losses included in net income	*44*	*(10)*	*34*	*1*	*2*	*3*
Net unrealized gains (losses) on available-for-sale financial assets	90	(18)	72	(134)	12	(122)
Unrealized gains (losses) on derivative financial instruments	*335*	*(101)*	*234*	*(124)*	*33*	*(91)*
Reclassification adjustments for (gains) losses included in net income	*138*	*(43)*	*95*	*(212)*	*66*	*(146)*
Net unrealized gains (losses) on derivative financial instruments	473	(144)	329	(336)	99	(237)
Foreign-currency translation differences	(505)	–	(505)	(314)	–	(314)
	58	**(162)**	**(104)**	**(784)**	**111**	**(673)**

Miscellaneous

Under the German Stock Corporation Act (*Aktiengesetz*), the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (*Handelsgesetzbuch*). In fiscal 2009, Siemens AG management distributed an ordinary dividend of €1,380 (€1.60 per share) of the fiscal 2008 earnings to its shareholders. In fiscal 2008, Siemens AG management distributed €1,462 (€1.60 per share) of the fiscal 2007 earnings to its shareholders.

The Managing Board proposed a dividend of €1.60 per share of the fiscal 2009 Siemens AG earnings, in total representing approximately €1,388 in expected payments. Payment of the proposed dividend is contingent upon approval by the shareholders at the Annual Shareholders' Meeting on January 26, 2010.

(in millions of €, except where otherwise stated and per share amounts)

28 | ADDITIONAL CAPITAL DISCLOSURES

As of September 30, 2009 and 2008, our capital structure was as follows:

	September 30, 2009	2008	% Change
Total equity attributable to shareholders of Siemens AG	**26,646**	26,774	(0.5)%
As percentage of total capital	**58%**	62%	
Short-term debt	**698**	1,819	
Long-term debt	**18,940**	14,260	
Total debt	**19,638**	16,079	22%
As percentage of total capital	**42%**	38%	
Total capital (total debt, as stated above, and total equity)	**46,284**	42,853	8%

In fiscal 2009, total equity attributable to shareholders of Siemens AG decreased by 0.5 percent compared to fiscal 2008. Total debt increased by 22 percent during the last fiscal year primarily due to the issuance of Euro medium-term notes with a carrying amount of €3.98 billion as of September 30, 2009 partly offset by repaying the €0.5 billion floating rate extendible note and U.S.$750 million floating rate notes with a carrying amount of €524. This resulted in a decrease in total equity as a percentage of total capital to 58 percent compared to 62 percent in fiscal 2008. This also resulted in an increase in *Total debt* as a percentage of *Total capital* of 42 percent in fiscal 2009 from 38 percent in the prior year.

Commitments exist to sell or otherwise issue common shares in connection with established share-based compensation plans. In fiscal 2009, commitments for share-based compensation were fulfilled through treasury shares, which is intended to continue in fiscal 2010. For additional information with respect to share-based compensation and treasury shares, see Note 34.

As part of our Fit42010 program, we decided to improve our capital structure. A key consideration is to maintain ready access to capital markets through various debt products and to preserve our ability to repay and service our debt obligations over time. We therefore set a capital structure goal defined as Adjusted industrial net debt, divided by Earnings before interest taxes, depreciation and amortization (EBITDA) as adjusted. The calculation of Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA is calculated as earnings before income taxes (EBIT) (adjusted) before amortization (defined as amortization and impairments of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is income from continuing operations before income taxes less financial income (expense), net and income (loss) from investments accounted for using the equity method, net.

The target range for our capital structure ratio is 0.8 – 1.0. As a step toward achieving this target range, we implemented our share buyback plan for up to €10 billion in share repurchases through 2010 – see Note 27. In fiscal 2009, no shares were repurchased under this program.

	September 30, 2009	2008
Short term debt	**698**	1,819
Plus: Long term debt	**18,940**	14,260
Less: Cash and cash equivalents	**(10,159)**	(6,893)
Less: Current available for sale financial assets	**(170)**	(152)
Net debt	**9,309**	**9,034**
Less: SFS Debt excl. internally purchased receivables	**(9,521)**	(9,359)
Plus: Funded status pension plan	**4,015**	2,460
Plus: Funded status other post employment benefits	**646**	650
Plus: Credit guarantees	**313**	480
Less: approx. 50% nominal amount hybrid bond	**(862)**	(901)
Less: Fair value hedge accounting adjustment[1]	**(1,027)**	(180)
Adjusted industrial net debt	**2,873**	**2,184**

1 Fair value hedge accounting adjustments have been included since fiscal 2009; prior year amounts were adjusted accordingly.

A key factor in maintaining a strong financial profile is our credit rating which is affected by capital structure, profitability, ability to generate cash flow, geographic and product diversification as well as our competitive market position, among other factors. Our current corporate credit ratings from Moody's Investors Service and Standard & Poor's are noted below:

	September 30, 2009		September 30, 2008	
	Moody's Investors Service	Standard & Poor's	Moody's Investors Service	Standard & Poor's
Long-term debt	**A1**	**A+**	A1	AA–
Short-term debt	**P-1**	**A-1**	P-1	A-1+

In fiscal 2009, Moody's Investors Service made no rating changes. Moody's applied a long term credit rating of "A1," outlook stable, on November 9, 2007. The rating classification A is the third highest rating within the agency's debt ratings category. The numerical modifier 1 indicates that our long-term debt ranks in the higher end of the A category. The Moody's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody's Investors Service's rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers' ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

In addition, Moody's Investors Service published a credit opinion for us. The most recent credit opinion as of June 10, 2009 classified the liquidity profile as "very healthy."

On June 5, 2009, Standard & Poor's downgraded our corporate long-term credit rating from AA– to A+. At the same time Standard & Poor's revised its outlook from "negative" to "stable" and announced that the rating action followed weaker cash flows and a rising pension deficit. Within Standard & Poor's ratings definitions an obligation rated "A" has the third highest long-term rating category. The modifier "+" indicates that our long-term debt ranks in the upper end of the A category. The Standard & Poor's rating outlook assesses the potential direction of a long-term credit rating over the medium-term. Rating outlooks fall into the following four categories: "positive," "negative," "stable" and "developing". Furthermore, Standard & Poor's downgraded our corporate short-term credit rating from "A-1+" to "A-1." This is the second highest short-term rating within the S&P rating scale.

29 | COMMITMENTS AND CONTINGENCIES

Guarantees and other commitments

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

	September 30,	
	2009	2008
Guarantees		
Credit guarantees	**313**	480
Guarantees of third-party performance	**1,092**	1,726
HERKULES obligations	**3,490**	3,890
Other	**2,253**	3,435
	7,148	**9,531**

Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to settle such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to joint ventures and associated and other companies (defined in Note 12). The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2009 and 2008, the Company accrued €11 and €23, respectively, relating to credit guarantees.

(in millions of €, except where otherwise stated and per share amounts)

Furthermore, Siemens issues *Guarantees of third-party performance*, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to seven years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. As of September 30, 2009 and 2008, the Company accrued €50 and €46, respectively, relating to credit guarantees.

The Federal Republic of Germany commissioned a consortium consisting of Siemens IT Solutions and Services and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), will provide the services required by the terms of the contract. Siemens IT Solutions and Services is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item *HERKULES obligations* in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €3.49 billion as of September 30, 2009 and will be reduced by approximately €400 per year over the remaining 8-year contract period. Yearly payments under these guarantees are limited to €400 plus, if applicable, a maximum of €90 in unused guarantees carried forward from the prior year.

Other include indemnifications issued in connection with dispositions of business entities. Such indemnifications protect the buyer from tax, legal and other risks in conjunction with the purchased business entity. Indemnifications primarily relate to NSN, disposed of in fiscal 2007, as well as to SV and EN, disposed of in fiscal 2008 (see Note 4). A decrease of €1.1 billion relates to indemnifications which expired in fiscal 2009. As of September 30, 2009 and 2008, the total amount accrued for guarantees in *Other* is €211 and €397, respectively.

As of September 30, 2009 and 2008, future payment obligations under non-cancellable operating leases are as follows:

	September 30,	
	2009	2008
2009		631
2010	**742**	484
2011	**519**	361
2012	**378**	286
2013	**290**	262
2014	**240**	
After 2014 in fiscal 2009 (after 2013 in fiscal 2008)	**682**	691

Total operating rental expense for the years ended September 30, 2009 and 2008 was €1,198 and €954, respectively.

As of September 30, 2009 and 2008, the Company has commitments to make capital contributions to various companies of €294 and €241, respectively. The September 30, 2009 and 2008 balance, includes a conditional commitment to make capital contributions to EN of €172, representing our proportionate share in EN. The committed amount is due upon EN making acquisitions or investments.

The Company is jointly and severally liable and has capital contribution obligations as a partner in commercial partnerships and as a participant in various consortiums.

30 | LEGAL PROCEEDINGS

Public corruption proceedings

Governmental and related proceedings

Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens' business units.

On December 15, 2008, Siemens announced that legal proceedings against it arising from allegations of bribing public officials were concluded on the same day in Munich, Germany, and in Washington, DC.

The Munich public prosecutor announced the termination of legal proceedings alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. Siemens agreed to pay a fine of €395. The payment of the fine marks the conclusion of this legal proceeding against the Company by the Munich public prosecutor. The investigations of former members of the Managing Board, employees of the Company and other individuals remain unaffected by this resolution.

In Washington, DC, Siemens pleaded guilty in federal court to criminal charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries, Siemens S.A. (Argentina), Siemens Bangladesh Ltd. and Siemens S.A. (Venezuela), pleaded guilty to individual counts of conspiracy to violate the FCPA. In connection with these pleas, Siemens and the three subsidiaries agreed to pay a fine of US$450 million to resolve the charges of the United States Department of Justice (DOJ). At the same time, Siemens settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC) for violations of the FCPA. Without admitting or denying the allegations of the SEC complaint, Siemens agreed to the entry of a court judgment permanently restraining and enjoining Siemens from violations of the FCPA and to the disgorgement of profits in the amount of US$350 million.

The agreement reflects the U.S. prosecutors' express recognition of Siemens' extraordinary cooperation as well as Siemens' new and comprehensive compliance program and extensive remediation efforts. Based on these facts, the lead agency for U.S. federal government contracts, the Defense Logistics Agency (DLA), issued a formal determination that Siemens remains a responsible contractor for U.S. government business.

Under the terms of the plea and settlement agreements reached in the United States, Siemens has engaged Dr. Theo Waigel, former German federal minister of finance, as compliance monitor to evaluate and report, for a period of up to four years, on the Company's progress in implementing and operating its new compliance program.

In the fourth quarter of fiscal 2008, the Company accrued a provision in the amount of approximately €1 billion in connection with the discussions with the Munich public prosecutor, the SEC and DOJ for the purpose of resolving their respective investigations. Cash outflows relating to the fines and disgorgements referred to above during the first quarter of fiscal 2009 amounted to €1.008 billion.

As previously reported, in October 2007, the Munich public prosecutor terminated a similar investigation relating to Siemens' former Communications Group. Siemens paid €201 in connection with the termination of this investigation. This brings the total amount paid to authorities in Germany in connection with these legal proceedings to €596.

As previously reported, the public prosecutor in Wuppertal, Germany is conducting an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002.

(in millions of €, except where otherwise stated and per share amounts)

As previously reported, Siemens Zrt. Hungary and certain of its employees are being investigated by Hungarian authorities in connection with allegations concerning suspicious payments in connection with consulting agreements with a variety of shell corporations and bribery relating to the awarding of a contract for the delivery of communication equipment to the Hungarian Armed Forces.

As previously reported, the Vienna, Austria public prosecutor is conducting an investigation into payments between 1999 and 2006 relating to Siemens AG Austria and its subsidiary Siemens VAI Metal Technologies GmbH & Co. for which valid consideration could not be identified.

As previously reported, authorities in Russia are conducting an investigation into alleged misappropriation of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005.

As previously reported, in August 2007, the Nuremberg-Fuerth prosecutor began an investigation into possible violations of law in connection with the United Nations Oil-for-Food Programme. In December 2008, the prosecutor discontinued the investigation with respect to all persons accused.

As previously reported, the São Paulo, Brazil, Public Prosecutor's Office is conducting an investigation against Siemens relating to the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after 2000.

As previously reported, in October 2008, U.S. authorities conducted a search at the premises of Siemens Building Technologies Inc. in Cleveland, Ohio in connection with a previously ongoing investigation into activities with Cuyahoga County government agencies.

On March 9, 2009, Siemens received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens' guilty plea in December 2008 to violations of the U.S. FCPA. Siemens does not expect a significant impact on its business, results of operations or financial condition from this decision. The review of the decision by the UNPD is pending. In the meantime, the suspension remains effective.

In April 2009, the Company received a "Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer" from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004–2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the "World Bank Group") to resolve World Bank Group investigations involving allegations of corruption by Siemens. In the agreement, Siemens voluntarily undertakes to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group ("Bank Group Projects") for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens is not prohibited by the voluntary restraint from continuing work on existing contracts under Bank Group Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provides for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. Siemens must also withdraw all pending bids, including proposals for consulting contracts in connection with Bank Group Projects and World Bank Group corporate procurement where the World Bank Group has not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any Bank Group Projects. Finally, Siemens will pay US$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53.

Siemens Russia OOO will, in a separate proceeding before the World Bank Group, face a debarment of up to four years from participating in Bank Group Projects which it will not contest.

As previously reported, the Norwegian anti-corruption unit, Oekokrim, conducted an investigation against Siemens AS Norway and two of its former employees related to payments made for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense. On July 3, 2009, the trial court in Oslo, Norway, found the two former employees not guilty. Oekokrim stated on July 16, 2009, that the proceedings against Siemens AS Norway have also been discontinued.

As previously reported, the public prosecutor in Milan, Italy, had filed charges against a current and a former employee of Siemens S.p.A., Siemens S.p.A., and one of its subsidiaries in November 2007, alleging that the two individuals made illegal payments to employees of the state-owned gas and power group ENI. Charges were also filed against other individuals and companies not affiliated with Siemens. The two individuals, Siemens S.p.A., and its subsidiary entered into a "patteggiamento" (plea bargaining agreement without the recognition of any guilt or responsibility) with the Milan prosecutor which was confirmed by the Milan court on April 27, 2009. Under the terms of the patteggiamento, Siemens S.p.A. and the subsidiary were each fined €40.0 thousand and ordered to disgorge profits in the amount of €315.562 thousand and €502.370 thousand, respectively. The individuals accepted suspended prison sentences. Once the decision becomes final and non-appealable, the proceedings will be effectively over.

As previously reported the Argentinean Anti-Corruption Authority is conducting an investigation into corruption of government officials in connection with the award of a contract to Siemens in 1998 for the development and operation of a system for the production of identity cards, border control, collection of data and voters' registers. Searches were executed at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also requested repeatedly judicial assistance from the Munich prosecutor and the federal court in New York.

On August 17, 2009, the Anti-Corruption Commission of Bangladesh filed criminal charges against two current and one former employee of Siemens Bangladesh's Healthcare business. It is alleged that the employees colluded with employees of a public hospital to overcharge for the delivery of medical equipment in the period before 2007.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company's operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public tenders or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

As previously reported, the Company investigates evidence of bank accounts at various locations, as well as the amount of the funds. Certain funds have been frozen by authorities. During fiscal 2009, the Company recorded an amount of €23 in Other operating income from the recovery of funds from certain such accounts.

In November 2009, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anticorruption regulations in the period before 2007 to the responsible South African authorities.

(in millions of €, except where otherwise stated and per share amounts)

Civil litigation

As already disclosed by the Company in press releases, Siemens AG is asserting claims for damages against former members of the Managing and Supervisory Board. The Company bases its claims on breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. Siemens gave the respective former members of its Managing and Supervisory Board the opportunity to declare their willingness to reach a settlement until mid-November 2009. As requested by law, the settlements between the Company and individual board members are subject to approval by the Annual Shareholders' Meeting. Furthermore, the Company reached a settlement agreement with its directors and officers (D&O) insurers regarding claims in connection with the D&O insurance of up to €100. These settlements will be submitted to Siemens AG's shareholders for approval at the next Annual Shareholders' Meeting on January 26, 2010. In the event that individual former members of the Managing and/or Supervisory Board are not willing to agree on a settlement and/or the Annual Shareholders' Meeting does not approve individual settlements, the Company will pursue legitimate claims – if necessary – in court against former members of the Managing and Supervisory Board.

As previously reported, an alleged holder of Siemens American Depositary Shares filed a derivative lawsuit in February 2007 with the Supreme Court of the State of New York against certain current and former members of Siemens' Managing and Supervisory Boards as well as against Siemens as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The alleged holder of Siemens American Depository Shares voluntarily withdrew the derivative action in September 2009.

As previously disclosed, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the "Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme." Siemens S.A.S. France, Siemens A.Ş. Turkey and OSRAM Middle East FZE, Dubai are among the 93 named defendants. During the second quarter of fiscal 2009, process was served upon Siemens S.A.S. France and Siemens A.Ş. Turkey.

As previously reported, Siemens had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters' registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). Siemens sought damages for expropriation and violation of the BIT of approximately US$500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it had jurisdiction over Siemens' claims and that Siemens was entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A unanimous decision on the merits was rendered by the ICSID arbitration tribunal on February 6, 2007, awarding Siemens compensation in the amount of US$217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify Siemens against any claims of subcontractors in relation to the project (amounting to approximately US$44 million) and, furthermore, that Argentina would be obligated to pay Siemens the full amount of the contract performance bond (US$20 million) in the event this bond was not returned within the time period set by the tribunal (which period subsequently elapsed without delivery). On June 4, 2007, Argentina filed an application for the annulment and stay of enforcement of the award with the ICSID, alleging serious procedural irregularities with respect to the DNI project. An ad hoc committee was formed to consider Argentina's application. On June 6, 2008, Argentina filed an application for a reversal of the ICSID's decision and a stay of enforcement of the arbitral award with the ICSID alleging the discovery of new, previously unknown facts that would have decisively affected the award. Argentina relied on information reported in the media alleging bribery by Siemens, which it argued makes the BIT inapplicable. The application for a reversal of the decision was registered by the ICSID on June 9, 2008 and forwarded to the three members of the ICSID arbitration tribunal, as it had been constituted originally. The application for reversal could have resulted in a stay with respect to Argentina's application for annulment pending before the ad hoc committee. On September 12, 2008, the arbitral tribunal issued its initial procedural order requiring that Argentina substantiate the application by February 13, 2009. The tribunal would have decided on admitting a counterclaim once Argentina would have filed the application together with the substantiation. On August 12, 2009, Argentina and Siemens reached an agreement to settle the dispute and mutually discontinue any and all civil proceedings in the case (the application for reversal pending before the ICSID and the related annulment proceeding) without acknowledging any issue of fact or law. No payment was made by either party.

As previously reported, the Company has been approached by a competitor to discuss claims it believes it has against the Company. The alleged claims relate to allegedly improper payments by the Company in connection with the procurement of public and private contracts. The Company has not received sufficient information to evaluate whether any basis exists for such claims.

Antitrust proceedings

As previously reported, in June 2007, the Turkish Antitrust Agency confirmed its earlier decision to impose a fine in an amount equivalent to €6 on Siemens A.Ş. Turkey based on alleged antitrust violations in the traffic lights market. Siemens A.Ş. Turkey has appealed this decision and this appeal is still pending.

As previously reported, in February 2007, the Norwegian Competition Authority launched an investigation into possible antitrust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. In December 2008, the Norwegian Competition Authority issued a final decision that Siemens Building Technologies AS had not violated antitrust regulations.

As previously reported, in February 2007, the French Competition Authority launched an investigation into possible antitrust violations involving several companies active in the field of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, and the offices were searched. Siemens is cooperating with the French Competition Authority.

As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Technologie AG (VA Tech), which Siemens acquired in July 2005. The German Antitrust Authority (*Bundeskartellamt*) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Antitrust Authority. In November 2008, the European Commission finalized its investigation and forwarded its statement of objections to the involved companies. On October 7, 2009, the European Commission imposed fines totaling €67.644 on seven companies with regard to a territorial market sharing agreement related to Japan and Europe. Siemens was not fined because it had voluntarily disclosed this aspect of the case to the authorities. The German Antitrust Authority continues its investigation with regard to the German market.

As previously reported, in April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6 and was paid by the Company in 2007. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5. The European Court of First Instance has not yet issued a decision. In addition to the proceedings mentioned in this docu-

(in millions of €, except where otherwise stated and per share amounts)

ment, authorities in Brazil, the Czech Republic, New Zealand and Slovakia are conducting investigations into comparable possible antitrust violations.

As previously reported, on October 25, 2007, upon the Company's appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 to €0.120 and from €0.640 to €0.110 regarding VA Tech. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary challenge with the Supreme Court.

In November 2008, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market. Twenty-one companies have been named as defendants, including Siemens AG and various Siemens affiliates. National Grid asserts claims in the aggregate amount of approximately £249 million for damages and compound interest. Siemens believes National Grid's claim to be without merit. The European Commission's decision has been appealed to the European Court of First Instance. On June 12, 2009, the High Court granted a stay, of the proceedings pending before it, until three months after the outcome of the appeal to the European Court of First Instance and any subsequent appeals to the European Court of Justice. On June 26, 2009 the Siemens defendants filed their answers to the complaint and requested National Grid's claim to be rejected. A case management conference is scheduled for December 14, 2009.

As previously reported, the South African Competition Commission investigated alleged antitrust violations in the market of high-voltage gas-isolated switchgear. In May 2009, the Company was notified that the Competition Commission will not pursue the prosecution of this matter.

As previously reported, a suit and motion for approval of a class action was filed in Israel in December 2007 to commence a class action based on the fines imposed by the European Commission for alleged antitrust violations in the high-voltage gas-insulated switchgear market. Thirteen companies were named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleged damages to electricity consumers in Israel in the amount of approximately €575 related to higher electricity prices claimed to have been paid because of the alleged antitrust violations. At a hearing on December 11, 2008, the plaintiff requested to withdraw from the action and from the motion to certify the action as a class action. The court approved the request and dismissed the action and the motion to certify.

In September 2009, the Commerce Commission of New Zealand has opened an investigation into violations of antitrust law in the area of flexible current transmission systems. Siemens is cooperating with the Commission.

In September 2009, the DOJ has opened an investigation into violations of antitrust law in the area of high voltage direct current transmission systems and flexible current transmission systems. Siemens is cooperating with the DOJ.

Other proceedings

Pursuant to an agreement dated June 6, 2005, the Company sold its mobile devices business to Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company. As previously reported, a dispute arose in 2006 between the Company and Qisda concerning the calculation of the purchase price. From September 2006 onwards, several subsidiaries in different countries used by Qisda for purposes of the acquisition of various business assets from the Company filed for insolvency protection and failed to fulfill their obligations under various contracts transferred to them by the Company under the 2005 agreement. On December 8, 2006, the Company initiated arbitration proceedings against Qisda requesting a declaratory award that certain allegations made by Qisda in relation to the purchase price calculation are unjustified. The Company further requested an order that Qisda perform its obligations and/or the obligations of its local subsidiaries assumed in connection with the acquisition or, in the alternative, that Qisda indemnify the Company for any losses. The Company's request for arbitration was filed with the International Chamber of Commerce in Paris (ICC). The seat of arbitration is Zurich, Switzerland. In March 2007, Qisda raised a counterclaim alleging that the Company made misrepresentations in connection with the sale of the mobile devices business and asserted claims for the adjustment of the purchase price. In November 2007, the Company expanded its claims that Qisda indemnify the Company in relation to any losses suffered as a result of Qisda's failure to perform its obligations and/or the obligations of its locally incorporated subsidiaries. Qisda amended its counterclaim in March 2008 by (i) changing its request for declaratory relief with regard to the alleged misrepresentations to a request for substantial damages, and (ii) raising further claims for substantial damages and declaratory relief. The parties have resolved their disputes relating to Qisda Corp.'s purchase of the mobile device business. Upon joint request of the parties, the ICC issued an Award by Consent in March 2009.

On November 25, 2008, Siemens announced that the Company and the insolvency administration of BenQ Mobile GmbH & Co. OHG had reached a settlement after constructive discussions that began in 2006. In the settlement agreement, Siemens agreed to a gross payment of €300, which was paid in December 2008. However, the settlement is expected to result in a net payment of approximately €255 after taking into account Siemens' claims as creditor. Since Siemens had made a sufficient provision for the expected settlement, the settlement does not have a material negative impact on Siemens' results of operations for fiscal 2009.

As reported, the Company is member of a supplier consortium contracted by Teollisuuden Voima Oyj (TVO) for the construction of the nuclear power plant "Olkiluoto 3" in Finland. The Company's share in the contract price payable to the supplier consortium is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned affiliate Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. The supplier consortium announced in January 2009 that it expected the project to be delayed by 38 months in total. Now, there are discussions about further delays due to new requirements imposed by the approval authorities. Since the reasons for the delay are disputed, the supplier consortium filed a request for arbitration against TVO in December 2008. The supplier consortium has demanded an extension of the construction time and the payment of approximately €1 billion in outstanding down payments, as well as additional compensation. In its response to the request for arbitration, TVO rejected the demand for an extension of time and made counterclaims for damages relating to the delay, and interest on purportedly prematurely made down payments. Based on a delay of 38 months, TVO estimates that its total counterclaims against the supplier consortium amount to up to €1.4 billion.

In early 2009 Siemens terminated its joint venture with Areva S.A. (Areva). Thereafter Siemens entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens. Areva seeks an order enjoining Siemens from pursuing such negotiations with Rosatom, a declaration that Siemens is in material breach of its contractual obligations, a reduction of the price payable to Siemens for its stake in the Areva NP S.A.S. joint venture and damages in an amount to be ascertained. Siemens filed its answer in June 2009, primarily seeking a dismissal of Areva's claims and a price increase. The arbitral tribunal has been constituted and the main proceedings have commenced. On November 17, 2009, the arbitral tribunal issued an interim order which imposes certain provisional restrictions on Siemens with respect to the negotiation process and the planned partnership with Rosatom; the order does not preclude Siemens from continuing its discussions with Rosatom during the arbitration.

As previously reported, a Mexican governmental control authority had barred Siemens S.A. de C.V. Mexico (Siemens Mexico) from bidding on public contracts for a period of three years and nine months beginning November 30, 2005. This proceeding arose from allegations that Siemens Mexico did not disclose alleged minor tax discrepancies when it was signing a public contract in 2002. Upon several appeals by Siemens Mexico, the execution of the debarment was stayed, the debarment subsequently reduced to a period of four months, and in June 2009 the Company was finally informed by the

(in millions of €, except where otherwise stated and per share amounts)

relevant administrative court that the debarment was completely annulled.

In July 2008, Mr. Abolfath Mahvi filed a request for arbitration with the ICC seeking an award of damages against Siemens in the amount of DM150 million (or the equivalent in euro, which is approximately €77) plus interest. Mr. Mahvi's claim is based on a contract concluded in 1974 between a company that was then a subsidiary of Siemens and two other companies, one domiciled in the Bermudas and the other in Liberia. Mr. Mahvi alleges that he is the successor in interest to the Bermudan and Liberian companies and that the companies assisted Siemens with the acquisition of a power plant project in Bushehr, Iran. Siemens believes Mr. Mahvi's claim to be without merit, particularly because the contract on which Mr. Mahvi bases his claim had already been the subject of a previous ICC arbitration that resulted in the dismissal of the claims against Siemens. In his statement of claim Mr. Mahvi specified his alleged claims and now claims from Siemens the payment of DM150 million (or the equivalent in euro, which is approximately €77) or, alternatively, €35.460, or €27.837 plus interest, payment of 5% commission of any further payments received by Siemens in excess of DM5.74 billion arising out of any agreement covered by the contract with Mr. Mahvi as well as €5 for "moral damages."

In July 2008, Hellenic Telecommunications Organization Société Anonyme (OTE) filed a lawsuit against Siemens with the district court of Munich, Germany, seeking to compel Siemens to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens and OTE from 1992 to 2006. On September 25, 2008, Siemens was served with the complaint by the district court. Siemens responded to the complaint, requesting that the lawsuit be dismissed. In May 2009, OTE was granted access to the prosecutor's files in Greece, which presumably satisfied the disclosure claim raised by OTE. However, OTE might attempt to use information it has obtained to support its claims for damages against Siemens and/or Siemens A.E. (the Greek subsidiary of Siemens).

Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install significant portions of security surveillance equipment as part of a "C4I" project in preparation for the 2004 Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontractor contract from 2003 to 2008. In the course of the final acceptance of the completed system in November of 2008, representatives of the Greek government claimed that the C4I System was defective and claimed compensation in the double-digit million euro range. The Greek government has withheld an additional double-digit million euro amount due pending formal final acceptance. Siemens A.E. and SAIC are contesting these claims as unfounded. An arbitration proceeding has been initiated by SAIC. The resolution of this dispute has been complicated by bribery and fraud allegations pending in Greece with respect to Siemens A.E., which have resulted in extensive negative media coverage concerning the C4I system.

The current proceedings conducted by the public prosecutor and criminal courts in Greece against former members of Siemens A.E. based on bribery and fraud allegations and the outcome of these proceedings might have a negative impact on pending civil legal proceedings as well as the future business activities of Siemens A.E. in Greece.

Along with the regular tax audit for the 2004 to 2007 tax years, the Greek tax authorities have started to re-audit Siemens A.E.'s books for the 1997 to 2003 tax years, which had already been closed. The tax audits could require Siemens A.E. to pay additional taxes. Due to the complexity of the subject matter, however, we are currently not in a position to predict the outcome of this audit or the amounts of any potential additional liabilities.

In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director are accused of having manipulated the tender procedure.

In April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc. in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.

In June 2009, the Vienna prosecutor searched the offices of an employee of Siemens AG Austria in connection with alleged overpricing by a subcontractor for an IT project with the Austrian federal data center ("Bundesrechenzentrum"). The prosecutor informed Siemens that the company is being regarded as a victim.

In June 2009, the Company and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities.

For certain legal proceedings information required under IAS 37, *Provisions, Contingent Liabilities and Contingent Assets*, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.

In addition to the investigations and legal proceedings described above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens' business, results of operations and financial condition for any reporting period in which an adverse decision is rendered. However, Siemens does not currently expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this paragraph.

31 | ADDITIONAL DISCLOSURES ON FINANCIAL INSTRUMENTS

The following table presents the carrying amounts of each category of financial assets and liabilities:

	September 30,	
	2009	2008
Financial assets:		
Loans and receivables	24,119	25,138
Cash and cash equivalents	10,159	6,893
Derivatives designated in a hedge accounting relationship	1,895	538
Financial assets held for trading	976	459
Available-for-sale financial assets	561	703
	37,710	33,731

Financial liabilities:		
Financial liabilities measured at amortized cost	28,539	26,337
Financial liabilities held for trading	864	1,004
Derivatives designated in a hedge accounting relationship	134	401
	29,537	27,742

The following table presents the fair values and carrying amounts of financial assets and liabilities measured at cost or amortized cost:

(in millions of €, except where otherwise stated and per share amounts)

	September 30, 2009		September 30, 2008	
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Financial assets measured at cost or amortized cost				
Trade and other receivables[1]	**13,950**	**13,950**	14,627	14,627
Receivables from finance leases	**4,885**	**4,885**	5,160	5,160
Cash and cash equivalents	**10,159**	**10,159**	6,893	6,893
Other non-derivative financial assets	**5,284**	**5,284**	5,351	5,351
Available-for-sale financial assets[2]	**–**	**335**	–	518

Financial liabilities measured at cost or amortized cost				
Notes and bonds	**16,373**	**16,502**	12,069	12,966
Trade payables	**7,617**	**7,617**	8,886	8,886
Loans from banks and other financial indebtedness	**2,941**	**2,942**	2,820	2,879
Obligations under finance leases	**191**	**194**	228	233
Other non-derivative financial liabilities	**1,284**	**1,284**	1,373	1,373

1 This caption consists of (i) €12,711 and €14,111 short-term trade and other receivables (except for receivables from finance leases) in fiscal 2009 and fiscal 2008, respectively (see Note 12), (ii) €452 and €471 trade receivables from sale of goods and services in fiscal 2009 and fiscal 2008, respectively (see Note 20) as well as (iii) €787 and €45 receivables from associated and other companies (defined in Note 12) in fiscal 2009 and fiscal 2008, respectively, see Note 20.
2 This caption consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are recognized at cost.

The fair values of cash and cash equivalents, current receivables, trade payables, other current financial liabilities and commercial paper and borrowings under revolving credit facilities approximate their carrying amount largely due to the short-term maturities of these instruments.

Long-term fixed-rate and variable-rate receivables, including receivables from finance leases, are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As of September 30, 2009 and 2008, the carrying amounts of such receivables, net of allowances, approximate their fair values.

The fair value of quoted notes and bonds is based on price quotations at the balance sheet date. The fair value of unquoted notes and bonds, loans from banks and other financial indebtedness, obligations under finance leases as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

Financial assets and liabilities measured at fair value are presented in the following table:

	September 30, 2009	2008
Financial assets measured at fair value		
Available-for-sale financial assets	226	185
Derivative financial instruments	2,871	997
Not designated in a hedge accounting relationship	*820*	*331*
In connection with fair value hedges	*1,474*	*394*
Foreign currency exchange derivatives	*10*	*15*
Interest rate derivatives	*1,464*	*379*
In connection with cash flow hedges	*421*	*144*
Foreign currency exchange derivatives	*413*	*144*
Interest rate derivatives	*8*	*–*
Embedded derivatives	*156*	*128*

Financial liabilities measured at fair value		
Derivative financial instruments	998	1,405
Not designated in a hedge accounting relationship	*731*	*860*
In connection with fair value hedges	*4*	*70*
Foreign currency exchange derivatives	*4*	*18*
Interest rate derivatives	*–*	*52*
In connection with cash flow hedges	*130*	*331*
Foreign currency exchange derivatives	*130*	*331*
Interest rate derivatives	*–*	*–*
Embedded derivatives	*133*	*144*

Fair values for available-for-sale financial assets are derived from quoted market prices in active markets.

The Company limits default risks in derivative instruments by a careful counterparty selection. Derivative instruments are principally transacted with financial institutions with investment grade credit ratings. The fair valuation of derivative instruments at Siemens incorporates all factors that market participants would consider, including an adequate consideration of the counterparties' credit risks. This assures that the counterparties' credit risks themselves as well as any changes in the counterparties' credit worthiness are included in the fair valuation of the Company's derivative instruments and thus reflected in the Consolidated Financial Statements. The exact calculation of fair values for derivative financial instruments depends on the specific type of instruments:

Derivative interest rate contracts – The fair values of derivative interest rate contracts (e.g. interest rate swap agreements) are estimated by discounting expected future cash flows using current market interest rates and yield curves over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.

Derivative currency contracts – The fair value of forward foreign exchange contracts is based on forward exchange rates. Currency options are valued on the basis of quoted market prices or on estimates based on option pricing models.

Credit default swaps – The fair value of credit default swaps is calculated by comparing discounted expected future cash flows using current bank conditions with discounted expected future cash flows using contracted conditions.

In determining the fair values of the derivative financial instruments, no compensating effects from underlying transactions (e.g. firm commitments and anticipated transactions) are taken into consideration.

The following table allocates our financial assets and liabilities measured at fair value to the three levels of the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value				
Available-for-sale financial assets	226	–	–	226
Derivative financial instruments	–	2,871	–	2,871
Total	226	2,871	–	3,097
Financial liabilities measured at fair value				
Derivative financial instruments	–	998	–	998

(in millions of €, except where otherwise stated and per share amounts)

The levels of the fair value hierarchy and its application to our financial assets and liabilities are described below:

Level 1: quoted prices in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data.

Net gains (losses) of financial instruments are as follows:

	September 30, 2009	2008
Cash and cash equivalents	7	(95)
Available-for-sale financial assets	(44)	(1)
Loans and receivables	(419)	(218)
Financial liabilities measured at amortized cost	302	238
Financial assets and financial liabilities held for trading	34	63

Net (losses) on available-for-sale financial assets include impairment losses, gains or losses on derecognition and the ineffective portion of fair value hedges. For the amount of unrealized gains or losses on available-for-sale financial assets recognized directly in equity during the fiscal year and the amount removed from equity and recognized in net income for the fiscal year see *Other components of equity* in Note 27.

Net (losses) on loans and receivables contain changes in valuation allowances, gains or losses on derecognition as well as recoveries of amounts previously written-off.

Net gains on financial liabilities measured at amortized cost are comprised of gains or losses from derecognition and the ineffective portion of fair value hedges.

Net gains on financial assets and financial liabilities held for trading consist of changes in the fair value of derivative financial instruments (including interest income and expense), for which hedge accounting is not applied.

The amounts presented include foreign currency gains and losses from the realization and valuation of the financial assets and liabilities mentioned above. These amounts are included for the first time; prior year figures have been adjusted accordingly.

Collateral

Siemens receives securities as collateral on certain deposits it places with third parties. Siemens is permitted to sell or re-pledge these securities. As of September 30, 2009 and 2008 the fair value of the collateral held amounted to €716 million and €251 million, respectively. As of September 30, 2009, the right to sell or re-pledge the collateral has not been exercised. As of September 30, 2009 the carrying amount of financial assets Siemens has pledged as collateral amounted to €408.

32 | DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As part of the Company's risk management program, a variety of derivative financial instruments are used to reduce risks resulting primarily from fluctuations in foreign currency exchange rates and interest rates, as well as to reduce credit risks. For additional information on the Company's risk management strategies, including the use of derivative financial instruments to mitigate or eliminate certain of these risks, see also Note 33.

The fair values of each type of derivative financial instruments are as follows:

	September 30, 2009		September 30, 2008	
	Asset	Liability	Asset	Liability
Foreign currency exchange contracts	735	462	371	979
Interest rate swaps and combined interest/currency swaps	1,764	204	424	168
Embedded derivatives	156	133	128	144
Options	164	172	65	56
Other	52	27	9	58
	2,871	998	997	1,405

Foreign currency exchange risk management

As described in Note 33, the Company employs various derivative financial instruments in order to mitigate or eliminate certain foreign-currency exchange risks.

Derivative financial instruments not designated in a hedging relationship

The Company manages its risks associated with fluctuations in foreign-currency-denominated receivables, payables, debt, firm commitments and anticipated transactions primarily through a Company-wide portfolio approach. This approach concentrates the associated Company-wide risks centrally, and various derivative financial instruments, primarily foreign exchange contracts and interest rate and cross-currency interest rate swaps and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment under IAS 39, *Financial Instruments: Recognition and Measurement*. Accordingly, all such derivative financial instruments are recorded at fair value on the Consolidated Balance Sheets, either as *Other current financial assets* or *Other current financial liabilities*, and changes in fair values are charged to net income (loss).

The Company also has foreign-currency derivative instruments, which are embedded in certain sale and purchase contracts denominated in a currency other than the functional currency of the significant parties to the contract and other than a currency which is commonly used in the economic environment in which the contract takes place. Gains or losses relating to such embedded foreign-currency derivatives are reported in *Cost of goods sold and services rendered* in the Consolidated Statements of Income.

Hedging activities

The Company's operating units applied hedge accounting for certain significant anticipated transactions and firm commitments denominated in foreign currencies. Specifically, the Company entered into foreign exchange contracts to reduce the risk of variability of future cash flows resulting from forecasted sales and purchases and firm commitments resulting from its business units entering into long-term contracts (project business) and standard product business which are denominated primarily in U.S.$.

Cash flow hedges – Changes in fair value of forward exchange contracts that were designated as foreign-currency cash flow hedges are recorded as follows: the portion of the fair value changes that is determined to be an effective hedge is recognized in *Other components of equity*, whereas the ineffective portion of the fair value changes is recognized in profit or loss. As of September 30, 2009 and 2008, the ineffective portion that was immediately recorded in profit or loss amounted to € – and €1, respectively. During the years ended September 30, 2009 and 2008, net gains of €6 and €5, respectively, were reclassified from *Other components of equity* into *Cost of goods sold and services rendered* because the occurrence of the related hedged forecasted transaction was no longer probable. The development of *Other components of equity* resulting from changes in fair value of these transactions as well from amounts that were removed and included in profit or loss is shown in Note 27.

It is expected that €143 of net deferred losses in *Other components of equity* will be reclassified into *Cost of goods sold and services rendered* during the year ended September 30, 2010, when the hedged forecasted foreign-currency denominated sales and purchases occur.

As of September 30, 2009, the maximum length of time over which the Company is hedging its future cash flows associated with foreign-currency forecasted transactions is 207 months.

Fair value hedges – As of September 30, 2009 and 2008, the Company hedged firm commitments using forward exchange contracts that were designated as foreign-currency fair value hedges of future sales related primarily to the Company's project business and, to a lesser extent, purchases. As of September 30, 2009 and 2008, the hedging transactions resulted in the recognition of financial assets of €13 and €19, respectively, and financial liabilities of €23 and €34, respectively, for the hedged firm commitments. Changes in fair value of forward exchange contracts resulted in losses of €2 and €20, respectively. These losses relate to gains from the valuation of firm commitments of €2 and €19, respectively. Changes in fair value of the forward exchange contracts as well as of the firm commitments were recorded in *Cost of goods sold and services rendered.*

(in millions of €, except where otherwise stated and per share amounts)

Interest rate risk management

Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. The Company seeks to mitigate such risk by entering into interest rate derivative financial instruments such as interest rate swaps (see also Note 33), options and, to a lesser extent, cross-currency interest rate swaps and interest rate futures.

Derivative financial instruments not designated in a hedging relationship

The Company uses a portfolio-based approach to manage its interest rate risk associated with certain interest-bearing assets and liabilities, primarily interest-bearing investments and debt obligations. This approach focuses on mismatches in the structure of the interest terms of these assets and liabilities without referring to specific assets or liabilities. Such a strategy does not qualify for hedge accounting treatment under IAS 39. Accordingly, all interest rate derivative instruments used in this strategy are recorded at fair value, either as *Other current financial assets* or *Other current financial liabilities*, and changes in the fair values are charged to *Financial income (expense), net*. Net cash receipts and payments relating to interest rate swaps used in offsetting relationships are also recorded in *Financial income (expense), net*.

Fair value hedges of fixed-rate debt obligations

Under the interest rate swap agreements outstanding during the years ended September 30, 2009 and 2008, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and receives in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are reflected at fair value in the Company's Consolidated Balance Sheets and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged, are recognized as adjustments to the line item *Financial income (expense), net* in the Consolidated Statements of Income. Adjustments in the carrying amount of the debt obligations resulted in a loss of €848 and a loss of €276, respectively. During the same period, the related swap agreements resulted in a gain of €931 and a gain of €269, respectively. Therefore, the net effect recognized in *Financial income (expense), net*, representing the ineffective portion of the hedging relationship, amounted to €84 and €(7) in fiscal 2009 and 2008, respectively. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expense, which is part of *Financial income (expense), net*.

The Company had interest rate swap contracts to pay variable rates of interest of an average of 0.9% and 4.5% as of September 30, 2009 and 2008, respectively and received fixed rates of interest (average rate of 5.4% and 5.6% as of September 30, 2009 and 2008, respectively). The notional amount of indebtedness hedged as of September 30, 2009 and 2008 was €15,565 and €11,766, respectively. This changed 94% and 89% of the Company's underlying notes and bonds from fixed interest rates into variable interest rates as of September 30, 2009 and 2008, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts (excluding accrued interest) used to hedge indebtedness as of September 30, 2009 and 2008 was €1,224 and €291, respectively.

Fair value hedges of available-for-sale financial assets

During the year ended September 30 2008, the Company had applied fair value hedge accounting for certain fixed-rate *Available-for-sale financial assets*. However, fair value hedge accounting was terminated at the beginning of fiscal year 2008 since the majority of the hedged item was derecognised. There was no such hedging relationship during the year ended September 30, 2009. To offset the impact of future changes in interest rates on the fair value of the underlying fixed-rate available-for-sale financial assets, interest rate swap agreements had been entered into. As long as hedge accounting was applied, the interest rate swap contracts and the related portion of the *Available-for-sale financial assets* were reflected at fair value in the Company's Consolidated Balance Sheets.

Changes in the fair value of interest rate swap contracts and the offsetting changes in fair value of the *Available-for-sale financial assets* being hedged attributable to the interest rate risk being hedged were recognized as adjustments to the line item *Financial income (expense), net* in the Consolidated Statements of Income. The net effect recognized in *Financial income (expense), net*, representing the ineffective portion of the hedging relationship, amounted to €– in fiscal 2008.

Cash flow hedges of revolving term deposits

During the years ended September 30, 2009 and 2008, the Company applied cash flow hedge accounting for a revolving term deposit. Under the interest rate swap agreements entered into, the Company agrees to pay a variable rate of interest multiplied by a notional principal amount, and to receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset the effect of future changes in interest payments of the underlying variable-rate term deposit. The interest rate swap contracts are reflected at fair value and the effective portion of changes in fair value of the interest rate swap contracts that were designated as cash flow hedges are recorded in *Other components of equity*; any ineffective portion of changes in fair value are recognized in profit or loss. In fiscal 2009 and 2008, the cash flow hedges of revolving term deposits did not lead to any material ineffective portions recognized in profit or loss (less than €1). Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest income, which is part of *Financial income (expense), net*.

33 | FINANCIAL RISK MANAGEMENT

Market risks

Increasing market fluctuations may result in significant cash-flow and profit volatility risk for Siemens. Its worldwide operating business as well as its investment and financing activities are affected by changes in foreign exchange rates, interest rates and equity prices. To optimize the allocation of the financial resources across the Siemens' segments and entities, as well as to secure an optimal return for its shareholders, Siemens identifies, analyzes and proactively manages the associated financial market risks. The Company seeks to manage and control these risks primarily through its regular operating and financing activities, and uses derivative instruments when deemed appropriate.

Management of financial market risk is a key priority for Siemens' Managing Board. As a member of this Board, the Chief Financial Officer covers the specific responsibility for this part of the overall risk management system. At the highest level, the Managing Board retains ultimate accountability. For practical business purposes, the Managing Board delegates responsibilities to central functions and to the Siemens' segments and entities. SFS holds a minor trading portfolio which is subject to tight limits. As of September 30, 2009, it has a value at risk (VaR) close to zero.

Within the various methodologies to analyze and manage risk, Siemens implemented a system based on parametric variance-covariance VaR. The VaR methodology provides a quantification of the market risk based on historical volatilities and correlations of the different risk factors under the assumptions of the parametric variance-covariance value at risk model. The VaR figures are calculated based on

- historical volatilities and correlations,
- a 10 day holding period and
- a 99.5 percent confidence level

for all risk factors.

Actual results that are included in the Consolidated Statements of Income differ substantially from VaR figures due to fundamental conceptual differences. The Consolidated Statements of Income are prepared in accordance with IFRS. The VaR figures result from a pure financial calculation model which calculates a potential financial loss which does not exceed within 10 days and with a probability of 99.5 percent the stated VaR. Since the Value at Risk is used for internal management of the Treasury activities and provides more relevant risk information compared to the sensitivity analysis, VaR figures have been introduced within our financial market risk disclosures for the first time.

(in millions of €, except where otherwise stated and per share amounts)

Although VaR is an important tool for measuring market risk, the assumptions on which the model is based rise to some limitations including the following. A 10-day holding period assumes that it is possible to dispose of positions within this period. This is considered to be a realistic assumption in almost all cases but may not be the case in situations in which there is severe market illiquidity for a prolonged period. A 99.5 percent confident level does not reflect losses that may occur beyond this level. Even within the model used there is a 0.5 percent statistical probability that losses could exceed the calculated VaR. The use of historical data as a basis for estimating the statistic behavior of the relevant markets and finally determining the possible range of the future outcomes out of this statistic behavior may not always cover all possible scenarios, especially those of an exceptional nature.

Any market sensitive instruments, including equity and interest bearing investments, that our Company's pension plans hold are not included in the following quantitative and qualitative disclosure. For additional information see Note 24.

Equity price risk

Siemens' investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. These participations result mainly from strategic partnerships, spin-offs, IPOs of strategic venture capital investments or compensation from M&A transactions.

The equity investments are monitored based on their current market value, affected by the fluctuations in the volatile stock markets worldwide. The market value of Siemens' portfolio in publicly traded companies as of September 30, 2009 was € 141 compared to €137 as of September 30, 2008.

Based on historical volatilities and correlations, a 10 day holding period and a confidence level of 99.5 percent, the value at risk (VaR) as of September 30, 2009 of Siemens' equity investments was € 21 compared to €12 the year before, meaning that the equity price risk has significantly increased over the last year.

Foreign currency exchange rate risk

Transaction risk and currency management

Siemens' international operations expose the Company to foreign-currency exchange risks in the ordinary course of business. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Foreign exchange rate fluctuations may create unwanted and unpredictable earnings and cash flow volatility. Each Siemens unit conducting business with international counterparties that leads to future cash flows denominated in a currency other than its functional currency is exposed to the risk from changes in foreign exchange rates. The risk is mitigated by closing all types of business transactions (sales and procurement of products and services as well as investment and financing activities) mainly in the functional currency. In addition, the foreign currency exposure is partly balanced by purchasing of goods, commodities and services in the respective currencies as well as production activities and other contributions along the value chain in the local markets.

Operating units are prohibited from borrowing or investing in foreign currencies on a speculative basis. Intercompany financing or investments of operating units are preferably done in their functional currency or on a hedged basis.

Siemens has established a foreign exchange risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The binding guideline for Siemens segments and entities developed by the Corporate Finance department provides the concept for the identification and determination of the single net currency position and commits the units to hedge it in a narrow band: at least 75% but no more than 100% of their net foreign currency exposure. In addition, the Corporate Finance department provides a framework of the organizational structure necessary for foreign currency exchange management proposes hedging strategies and defines the hedging instruments available to the entities: forward contracts, currency put and call options and stop-loss orders. Hedging transactions in the global financial markets are carried out by SFS as exclusive service provider for almost all Siemens' entities on behalf of Corporate Treasury. SFS executes as operating service provider for Corporate Treasury hedging instruments for hedge accounting with external counterparts whereas for other hedging purposes Siemens has a Company-wide portfolio approach which generate a benefit from any potential offset of divergent cash flows in the same currency, as well as optimized transaction costs. For additional information relating to the effect of this Company-wide portfolio approach on the Consolidated Financial Statements, as well as for a discussion of hedging activities employed to mitigate or reduce foreign currency exchange risks, see Note 32.

The value at risk (VaR) for foreign exchange rates is calculated by aggregation of the net foreign exchange rate exposure. The figures disclosed here are based on the net foreign exchange positions after hedging. As of September 30, 2009 the foreign exchange rate risk based on historical volatilities and correlations, a 10 day holding period and a confidence level of 99.5 percent resulted in a VaR of €12 million compared to a VaR of €31 million in the year before. Changes in Euro values of future cash flows due to volatile exchange rates might influence the unhedged portion of revenues, but would also affect the unhedged portion of cost of materials. Future changes in the foreign exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.

Siemens defines foreign exchange rate exposure generally as balance sheet items in addition to firm commitments which are denominated in foreign currencies, as well as foreign currency denominated cash inflows and cash outflows from anticipated transactions for the following three months. This foreign currency exposure is determined based on the respective functional currencies of the exposed Siemens' entities.

Effects of currency translation

Many Siemens' subsidiaries are located outside the Euro zone. Since the financial reporting currency of Siemens is the Euro, the financial statements of these subsidiaries are translated into Euro so that their financial results can be included in the Consolidated Financial Statements of Siemens. To consider the effects of foreign exchange translation risk in the risk management, the assumption is that investments in foreign-based operations are permanent and that reinvestment is continuous. Whenever a divestment of a particular asset or entity is made, the value of this transaction risk related to this divestment is considered in the VaR analysis. Effects from currency fluctuations on the translation of net asset amounts into Euro are reflected in the Company's consolidated equity position.

Interest rate risk

Siemens' interest rate risk exposure is mainly related to debt obligations like bonds, loans, commercial paper programs and interest-bearing deposits and investments. Siemens seeks to limit this risk through the use of derivative instruments which allow it to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. For additional information see Note 32.

To optimize the Company's position with regard to interest income and interest expenses and to minimize the overall financial interest rate risk, Corporate Treasury performs corporate interest rate risk management together with SFS as operating service provider. Part of the interest rate risk management concept is a Corporate-wide interest rate overlay management to match interest periods of hedges with intended maturities of assets and liabilities. Where it is not contrary to country-specific regulations, all Siemens segments, entities and affiliated companies generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.

Interest rate risk is measured by using a parametric variance-covariance value at risk (VaR) approach. The VaR concept quantifies the market risk calculated against a fictive overnight financing benchmark.

Assuming historical volatilities and correlations, a 10 day holding period and a confidence level of 99.5 percent the interest rate value at risk (VaR) was €33 as of September 30, 2009, decreasing from the comparable value of €54 as of September 30, 2008. This interest rate risk results primarily from long-term fixed rate debt obligations and interest-bearing investments.

(in millions of €, except where otherwise stated and per share amounts)

Liquidity risk

Liquidity risk results from the Company's potential inability to meet its financial liabilities, e.g. settlement of its financial debt, paying its suppliers and settling finance lease obligations. Beyond effective working capital and cash management, Siemens mitigates liquidity risk by arranged borrowing facilities with highly rated financial institutions, via a medium-term notes program and via an established global commercial paper program. For further information on short- and long-term debt see Note 23.

In addition to the above mentioned sources of liquidity, Siemens constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting repayment risks.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities, including derivative financial instruments with a negative market value as of September 30, 2009. The following table presents undiscounted cash flows for the respective upcoming fiscal years. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on the conditions existing at September 30, 2009.

	2010	2011	2012 to 2014	2015 and thereafter
Non-derivative financial liabilities				
Notes and bonds	815	2,820	7,187	10,008
Loans from banks	308	65	1,403	657
Other financial indebtedness	445	40	90	76
Obligations under finance leases	54	47	42	77
Trade payables	7,590	8	6	2
Other financial liabilities	576	45	44	97
Derivative financial liabilities	569	228	161	61

The risk implied from the values shown in the table above, reflects the one-sided scenario of cash outflows only. Obligations under finance leases, trade payables and other financial liabilities mainly originate from the financing of assets used in our ongoing operations such as property, plant, equipment and investments in working capital – e.g. inventories and trade receivables. These assets are considered in the Company's overall liquidity risk management. To monitor existing financial assets and liabilities as well as to enable an effective controlling of future risks, Siemens has established a comprehensive risk reporting covering its worldwide business units.

The balanced view of liquidity and financial indebtedness is stated in the calculation of the net debt amount and is used for internal corporate finance management as well as external communication with investors, analysts and rating agencies. It results from the total amount of commercial paper, medium-term notes, bonds, loans from banks and obligations under finance leases, less cash and cash equivalents as well as current available-for-sale financial assets traded in an active market, as stated on the consolidated balance sheet.

	September 30, 2009	2008
Short-term debt and current maturities of long-term debt	698	1,819
Long-term debt	18,940	14,260
Total debt	**19,638**	**16,079**
Cash and cash equivalents	10,159	6,893
Available-for-sale financial assets	170	152
Total liquidity	**10,329**	**7,045**
Net debt (Total debt less Total liquidity)	**9,309**	**9,034**

The Company's capital resources comprise *Cash and cash equivalents*, *Available-for-sale financial assets*, short- and long-term debt and cash flow from operating activities. In contrast, capital requirements include scheduled debt service, regular capital spending and ongoing cash requirements from operating activities.

Credit risk

The Company is exposed to credit risk in connection with its significant project business in many of its Sectors and also in some Cross-Sector business fields as public infrastructure and transport, healthcare, utilities and IT where direct or indirect financing in various forms may be provided to customers. In limited cases, the Company may also take an equity interest as part of the project financing.

The Company is also exposed to credit risk via its financing activities, primarily related to medical engineering, data processing equipment and industrial products of third party manufacturers.

Credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time, if the value of property that serves as collateral declines, or if the projects Siemens has invested in are not successful. The current global financial crisis may cause customer default rates to increase and collateral values to decline. The effective monitoring and controlling of credit risk is a core competency of our risk management system. Corporate Treasury has implemented a binding credit policy for all Siemens segments and entities. Hence, credit evaluations and ratings are performed on all customers with an exposure or requiring credit beyond a centrally defined limit.

Customer ratings, analyzed and defined by a designated SFS department, and individual customer limits are based on generally accepted rating methodologies, the input from external rating agencies and Siemens default experiences. Such ratings are processed by internal risk assessment specialists. Ratings and credit limits are carefully considered in determining the conditions under which direct or indirect financing will be offered to customers by the operating units.

Credit risk is recorded and monitored on an ongoing basis applying different approaches dependent on the underlying product. Central systems are used for monitoring of operating counterparty risk and real-time monitoring of treasury counterparty risk. In addition SFS uses own systems for its financing activities. There are also a number of decentralized tools used for management of individual credit risks within the operating units. A central IT application processes data from the operating units together with rating and default information and calculates an estimate which may be used as a basis for individual bad debt provisions. In addition to this automated process, qualitative information is considered, in particular to incorporate the latest developments.

To increase transparency on credit risk Corporate Treasury has established in fiscal 2008 a "Siemens Credit Warehouse". Operating units with an initial emphasis on entities in Europe and within the following year in North America, South America and Asia transfer their current trade receivables, along with the inherent credit risk, to the Siemens Credit Warehouse but remain responsible for servicing activities such as collections and receivables management. Siemens Credit Warehouse actively identifies, quantifies and manages the credit risk in its portfolio, such as by selling or hedging exposure to specific customers, countries and industries.

Credit risks arising from credit guarantees are described in Note 29. There were no significant concentrations of credit risk as of September 30, 2009.

Concerning trade receivables and other receivables, as well as other loans or receivables included in *Other financial assets* that are neither impaired nor past due, there were no indications as of September 30, 2009, that defaults in payment obligations will occur. For further information regarding the concept for the determination of allowances on receivables see Note 3.

34 | SHARE-BASED PAYMENT

Share-based payment plans at Siemens are designed as equity-settled plans as well as cash-settled plans. Total pre-tax expense for share-based payment recognized in net income for continuing and discontinued operations amounted to €212 and €91 for the years ended September 30, 2009 and 2008, respectively, and refers primarily to equity-settled awards, including the Company's employee share purchase program.

(in millions of €, except where otherwise stated and per share amounts)

I. Equity-settled awards

Stock awards

In the first quarter of fiscal 2005, the Company introduced stock awards and phantom stock as another means for providing share-based compensation to members of the Managing Board and other eligible employees. Stock awards are subject to a four year vesting period for awards granted up to fiscal 2007 and a three year vesting period for awards granted thereafter. Upon expiration of the vesting period, the recipient receives Siemens shares without payment of consideration. Stock awards are forfeited if the grantee's employment with the Company terminates prior to the expiration of the vesting period. During the vesting period, grantees are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Stock awards may be settled in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board.

Each fiscal year, the Company decides whether or not to grant Siemens stock awards. Siemens stock awards may be granted only once a year within thirty days following the date of publication of the business results for the previous fiscal year. The Supervisory Board decides annually after the end of each fiscal year how many stock awards to grant to the Managing Board and the Managing Board decides annually how many stock awards to grant to members of the top management of domestic and foreign subsidiaries and eligible employees.

In fiscal 2009, the Company granted 1,992,392 stock awards: 1,740,063 awards were granted to 4,156 employees and 252,329 awards were granted to members of the Managing Board. In fiscal 2008, the Company granted 737,621 stock awards to 4,357 employees and members of the Managing Board, of which 79,133 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value are summarized in the table below:

	Year ended Sept. 30, 2009		Year ended Sept. 30, 2008	
	Awards	Weighted average Grant-Date Fair Value	Awards	Weighted average Grant-Date Fair Value
Nonvested, beginning of period	3,489,768	€67.56	3,270,910	€60.58
Granted	1,992,392	€37.65	737,621	€97.94
Vested	(881,097)	€55.63	(79,068)	€79.03
Forfeited/settled	(162,760)	€48.01	(439,695)	€64.50
Nonvested, end of period	**4,438,303**	**€57.22**	**3,489,768**	**€67.56**

Fair value was determined as the market price of Siemens shares less the present value of dividends expected during the 4 year and 3 year vesting period, respectively, as stock awards do not carry dividend rights during the vesting period, which resulted in a fair value of €37.65 and €97.94, respectively, per stock award granted in fiscal 2009 and 2008. Total fair value of stock awards granted in fiscal 2009 and 2008 amounted to €75 and €72, respectively.

Share Matching Program and its underlying plans:

a) Base Share Program

In the first quarter of fiscal 2009, Siemens replaced its previous employee share purchase program by the Base Share Program. Under the Base Share Program, members of the Managing Board and employees of Siemens AG and participating Siemens' companies could purchase a limited number of Siemens shares at a preferential price once a year. Up to a stipulated date in the first quarter of the fiscal year, employees were allowed to order the shares, which were issued in the second quarter of the fiscal year. The Base Share Program is measured at fair value at grant-date. In fiscal 2009, the Company incurred pre-tax expense of €42, based on a preferential share price of €22 per share and a grant-date fair value of the equity instrument of €25.56 per share, which is determined as the market price of Siemens shares less the present value of expected dividends as investment shares of the Base Share Program do not carry dividend rights until they are issued in the second quarter, less the share price paid by the participating employee. In fiscal 2008, under the previous employee share purchase program, the Company incurred pre-tax compensation expense of €27, based on a preferential price of

€69.19 per share, and a grant-date fair value of €37.20 per share. Shares purchased under the Base Share Program grant the right to receive matching shares under the same conditions described below at *Share Matching Plan*.

b) Share Matching Plan

In the first quarter of fiscal 2009, the Company introduced the Share Matching Plan to members of the Managing Board and to employees of Siemens AG and Siemens' companies. Plan participants may invest a certain percentage of their compensation in Siemens shares at a predetermined price set at the resolution date (investment shares). In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens' company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of each fiscal year, employees may order the investment shares, which are issued in the second quarter of the fiscal year. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. The Managing Board and the Supervisory Board of the Company will decide, each fiscal year, whether a new Share Matching Plan will be issued.

Investment Shares are measured at fair value at grant-date, which is determined as the market price of Siemens shares less the present value of expected dividends as investment shares do not carry dividend rights until they are issued in the second quarter, less the share price paid by the participating employee. Depending on the grant-date being either November 30, 2008 or December 17, 2008, the fair values amount to €3.47 and €5.56, respectively, per instrument. The weighted average grant-date fair value amounts to €5.39 per instrument, based on the number of instruments granted.

c) Resulting Matching Shares

As of the grant-date, shares purchased through the programs as described above at a) and b) resulted in 1,324,596 matching shares of which 25,962 relate to the Managing Board. In fiscal 2009, 58,152 matching shares forfeited/were settled, resulting in a September 30, 2009 ending balance of 1,266,444 non-vested matching shares.

Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair values. Depending on the grant date being either November 30, 2008 or December 17, 2008, the fair values of the granted instruments amounted to €20.32 and €21.34 per share. In fiscal 2009, the weighted average grant-date fair value of the resulting matching shares is €21.29 per share, based on the number of instruments granted. Total fair value of matching shares granted in fiscal 2009 and 2008, amounts to €28 and €–, respectively.

Jubilee Share Program

In fiscal 2009, Siemens changed its jubilee benefit program, which applies to certain Siemens' companies, from cash to share-based compensation including amounts under the previous program. Under the share-based jubilee program, eligible employees are granted a certain number of shares after having been (continuously) employed with the Company for 25 and 40 years (vesting period), respectively. Settlement of the jubilee grants is in shares only. The share awards are measured at fair value considering biometrical factors. The fair value was determined as the market price of Siemens shares at grant date less the present value of dividends expected to be paid during the years of service until the jubilee date as share awards do not carry dividend rights during the vesting period. The weighted average fair value of each share award granted under the jubilee share program for the 25th and the 40th jubilee is €34.46 and €29.01 respectively, based on the number of instruments granted. The weighted average fair value of each share award granted adjusted by biometrical factors (considering fluctuation) amounts to €25.18, and €20.56 respectively. In fiscal 2009, 4.87 million jubilee shares were granted, 0.08 million forfeited, resulting in an ending balance of 4.79 million jubilee shares as of September 30, 2009, of which, considering biometrical factors, 3.52 million jubilee shares are ultimately expected to vest.

(in millions of €, except where otherwise stated and per share amounts)

Stock Option Plans

Cash received from stock option exercises and from the Company's employee share purchase program for the years ended September 30, 2009 and 2008 amounts to €134 and €248, respectively.

Description of plans – 1999 Siemens Stock Option Plan

As part of a stock option plan for members of the Managing Board, key executives and other eligible employees, the Company's shareholders authorized the Managing Board on February 18, 1999 to distribute non-transferable options exercisable for up to an aggregate of 10 million common shares. The authority to distribute options under this plan would have originally expired on February 18, 2004. With the ratification by Siemens shareholders of the 2001 Siemens Stock Option Plan (for further details see below), the 1999 Siemens Stock Option Plan (the 1999 Plan) has been replaced and no further options under this plan have been granted.

Under the 1999 Plan, the exercise price is equal to the average market price of Siemens' stock during the five days preceding the date the options were granted. The options are exercisable within the five years following a holding period of two years if Siemens AG stock price outperforms the Dow Jones Stoxx-Index by at least two percentage points on five consecutive days. This percentage applies to the first year of the five-year option exercise period, and increases by 0.5 percentage points in each subsequent year.

The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash is equal to the difference between the exercise price and the average market price of the Company's stock on the five trading days preceding the exercise of the stock options.

Description of plans – 2001 Siemens Stock Option Plan

At the Annual Shareholders' Meeting on February 22, 2001, shareholders authorized Siemens AG to establish the 2001 Siemens Stock Option Plan, making available up to 55 million options. Compared to the 1999 Plan, the number of eligible recipients is significantly larger. The option grants are subject to a two-year vesting period, after which they may be exercised for a period of up to three years. The exercise price is equal to 120% of the reference price, which corresponds to the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. However, an option may only be exercised if the trading price of the Company's shares reaches a performance target which is equal to the exercise price at least once during the life of the option. The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash shall be equal to the difference between the exercise price and the opening market price of the Company's stock on the day of exercising the stock options.

The issuance of stock options to members of the Managing Board on or after October 1, 2003, has been subject to the proviso that the Supervisory Board may restrict the stock option exercise in the event of extraordinary, unforeseen changes in the market price of the Siemens share. Those restrictions may reduce the number of options exercisable by each Board Member, provide for an exercise in cash for a constricted amount only, or suspend the exercise of the option until the extraordinary effects on the share price have ceased. The fair value of the options has not been adjusted for effects resulting from such restrictions. Reasonable estimates cannot be made until it is probable that such adverse events will occur. Since it is not possible to reliably estimate the fair value of those options at the grant date, compensation costs are determined based on the current intrinsic value of the option until the date at which the number of shares to which a Board member is entitled to and the exercise price are determinable. Upon that date, fair value will be determined in accordance with the fair value recognition provisions of IFRS 2, *Share-Based Payment*, based on an appropriate fair value option pricing model.

The authority to distribute options under the 2001 Siemens Stock Option Plan expired on December 13, 2006. Accordingly, no further options will be granted under this plan.

Details on option exercise activity and weighted average exercise prices for the years ended September 30, 2009 and 2008 are as follows:

	Year ended September 30, 2009				Year ended September 30, 2008	
	Options	Weighted average exercise price	Weighted average Remaining Contractual Term (years)	Aggregate intrinsic value in millions of €	Options	Weighted average exercise price
Outstanding, beginning of period	5,097,083	€73.60			8,606,272	€72.13
Granted	–	–			–	–
Options exercised	–	–			(2,832,839)	€69.91
Options forfeited/expired/settled	2,469,341	€73.29			(676,350)	€70.30
Outstanding, end of period	**2,627,742**	**€73.89**	**0.8**	**–**	**5,097,083**	**€73.60**
Exercisable, end of period	2,627,742	€73.89	0.8	–	5,097,083	€73.60

1 As of September 30, 2008, for Options outstanding the weighted average remaining contractual term was 1.1 years; the aggregate intrinsic value amounted to €–.

The following table summarizes information on stock options outstanding at September 30, 2009 and 2008:

	September 30, 2009		September 30, 2008	
Exercise prices	Number of Options outstanding	Weighted average remaining life (years)	Number of Options outstanding	Weighted average remaining life (years)
€72.54	898,050	0.1	966,950	1.1
€73.25	–	–	2,289,991	0.1
€74.59	1,729,692	1.1	1,840,142	2.1

Fair value information

The Company's determination of the fair value of stock option grants is based on an option pricing model which was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The fair value per option outstanding as of September 30, 2009 amounts to €4.06 and €4.54 for grants made in fiscal 2006 and 2005, respectively.

II. Cash-settled awards

Stock appreciation rights (SARs)

Where local regulations restrict the grant of stock options in certain jurisdictions, the Company grants SARs to employees under the same conditions as the 2001 Siemens Stock Option Plan except that SARs are exercisable in cash only.

Details on SARs activity and weighted average exercise prices are summarized in the table below:

	Year ended September 30, 2009		Year ended September 30, 2008	
	SARs	Weighted average exercise price	SARs	Weighted average exercise price
Outstanding, beginning of period	138,485	€73.58	198,280	€73.63
Granted	–	–	–	–
SARs exercised	–	–	(40,555)	€73.72
SARs forfeited/ settled	(83,540)	€73.41	(19,240)	€73.79
Outstanding, end of period	**54,945**	**€73.85**	**138,485**	**€73.58**
Exercisable, end of period	54,945	€73.85	138,485	€73.58

For purposes of determining the fair value of SARs in fiscal 2009 and 2008, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived by applying the simplified method and is determined as the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds. Changes in subjective assumptions can materially affect the fair value of the SARs.

Phantom stock

Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices' equivalent value in cash only at the end of the four, respectively, three year vesting period. In fiscal 2008, 24,303 phantom stock rights were granted and 19,469 phantom stock rights forfeited/ were settled, resulting in a balance of 93,294 phantom stock rights as of September 30, 2008. In fiscal 2009, 159,787 phantom stock rights were granted, 18,460 were vested and transferred and 26,931 phantom stock rights forfeited/were settled, resulting in a balance of 207,690 non-vested phantom stock rights as of September 30, 2009.

35 | PERSONNEL COSTS

	Year ended September 30,	
	2009	2008
Wages and salaries	20,320	21,486
Statutory social welfare contributions and expenses for optional support payments	3,353	3,256
Expenses relating to pension plans and employee benefits	996	904
	24,669	**25,646**

Expenses relating to pension plans and employee benefits include service costs for the period. Expected return on plan assets and interest cost are included in *Financial income (expense), net*.

The average number of employees in fiscal years 2009 and 2008 was 413,650 and 420,800, respectively (based on continuing operations). Part-time employees are included on a proportionate basis. The employees were engaged in the following activities:

	Year ended September 30,	
(in thousands)	2009	2008
Manufacturing and services	264.9	260.3
Sales and marketing	82.8	91.2
Research and development	31.8	32.2
Administration and general services	34.2	37.1
	413.7	**420.8**

36 | EARNINGS PER SHARE

(shares in thousands)	Year ended September 30, 2009	2008
Income from continuing operations	2,457	1,859
Less: Portion attributable to minority interest	(205)	(155)
Income from continuing operations attributable to shareholders of Siemens AG	2,252	1,704
Weighted average shares outstanding – basic	864,818	893,166
Effect of dilutive share-based payment	6,929	3,132
Weighted average shares outstanding – diluted	871,747	896,298
Basic earnings per share (from continuing operations)	2.60	1.91
Diluted earnings per share (from continuing operations)	2.58	1.90

The dilutive earnings per share computation does not contain weighted average shares of 2,695 thousand and 41 thousand in fiscal 2009 and 2008, respectively, since the options' exercise prices exceeded the average market price of ordinary shares and its inclusion would have been antidilutive in the years presented.

37 | SEGMENT INFORMATION

The Company is divided into Sectors being Industry, Energy and Healthcare, a segment for Equity Investments and two segments referred to as Cross-Sector Businesses, composed of Siemens IT Solutions and Services and Siemens Financial Services (SFS).

Description of reportable segments

Sectors

The three Sectors comprise manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens' origins in the electrical business field.

Industry

The Industry Sector offers sustainable solutions for efficient use of resources and energy, integrated technologies for best-in-class productivity and flexibility, and holistic solutions for infrastructure and mobility.

Energy

The Siemens Energy Sector primarily addresses energy providers, but also industrial companies particularly in the oil and gas industry. Energy offers a complete spectrum of efficient products, services and solutions for the generation, transmission and distribution of power, and for the extraction, conversion and transport of oil and gas.

Healthcare

The Healthcare Sector offers products and complete solutions, services and consulting related to the healthcare industry and serves its customers as a fully integrated diagnostics provider. Healthcare maintains a comprehensive portfolio of medical solutions and is present in substantially the complete value-added chain ranging from medical imaging and laboratory diagnostics to clinical IT.

Equity Investments

Equity Investments is a reportable segment with its own management. Equity Investments contains investments accounted for under the equity method or at cost and current available for sale financial assets, which are not allocated to a Sector, Cross-Sector Business, SRE, Pensions or Treasury. As of September 30, 2009 and 2008, NSN, BSH and EN (see Note 4) are, among others, reported in Equity Investments. FSC, as of September 30, 2008 reported in Equity Investments, was sold in fiscal 2009.

Cross-Sector Businesses

Siemens IT Solutions and Services

Siemens IT Solutions and Services provides information and communications services primarily to customers in the commercial/industrial sector, in the energy, healthcare and service industries as well as to the public sector. Siemens IT Solutions and Services builds and operates both discrete and large-scale information and communications systems.

Siemens Financial Services (SFS)
SFS provides a variety of financial products and services both to third parties and to other Siemens' entities and their customers.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens' reportable segments:

Other Operations. Other Operations consist primarily of operating business activities not allocated to a Sector or Cross-Sector Business which are to be integrated into a Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. Siemens completed these streamlining actions in the fourth quarter and therefore will discontinue reporting Other Operations in future periods.

Siemens Real Estate (SRE), which is no longer a segment, owns and manages a substantial part of Siemens' real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management. SRE started to bundle additional real estate in the second half of fiscal 2009.

Corporate items and pensions include corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities. Pensions includes the Company's pension related income (expense) not allocated to the segments, SRE or Other Operations.

Eliminations, Corporate Treasury and other reconciling items comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company's Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Other Operations (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.

Beginning with the first quarter of fiscal 2010, segment information will include a new line item, Centrally managed portfolio activities, mainly comprising centrally managed activities intended for divestment or closure as well as activities remaining from previously divested businesses. The electronics assembly systems business will be included in Centrally managed portfolio activities.

Measurement – Segments

Accounting policies for Segment Information are generally the same as those used for Siemens, which are described in Note 2. Lease transactions, however, are classified as operating leases for internal and segment reporting purposes. Corporate overhead is generally not allocated to segments. Intersegment transactions are based on market prices.

Profit of the Sectors, Equity Investments, and Siemens IT Solutions and Services:

Siemens' Managing Board is responsible for assessing the performance of the segments. The Company's profitability measure for the Sectors, Equity Investments, and Siemens IT Solutions and Services is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by Management as the chief operating decision maker. Profit excludes various categories of items, which are not allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services since Management does not regard such items as indicative of their performance. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues. The major categories of items excluded from Profit are presented below.

Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services and interest expense on payables to suppliers. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the Corporate level.

Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item *Corporate items and pensions*.

Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.

The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors, Equity Investments, and Siemens IT Solutions and Services' performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Other Operations or have a corporate or central character.

Profit of the segment SFS:
Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors, Equity Investments, and Siemens IT Solutions and Services, interest income and expense is an important source of revenue and expense of SFS.

Asset measurement principles:

Management determined Assets as a measure to assess capital intensity of the Sectors, Equity Investments and Siemens IT Solutions and Services (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Balance Sheet, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions to derive Assets. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment Information to Total assets in the Consolidated Balance Sheet is presented below.

New orders:

New orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent. New orders are supplementary information, provided on a voluntary basis. It is not part of the audited Consolidated Financial Statements.

Free cash flow definition:

Segment Information discloses Free cash flow and Additions to intangible assets, property, plant and equipment. Free cash flow of the Sectors, Equity Investments, and Siemens IT Solutions and Services constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest as well as income tax related and certain other payments and proceeds, in accordance with the Company's Profit and Asset measurement definition. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.

Amortization, depreciation and impairments:

Amortization, depreciation and impairments presented in Segment Information includes depreciation and impairments of property, plant and equipment as well as amortization and impairments of intangible assets (other than goodwill).

Measurement – Other Operations and SRE

Other Operations follows the measurement principles of the Sectors, Equity Investments, and Siemens IT Solutions and Services. SRE applies the measurement principles of SFS.

Reconciliation to Siemens' Consolidated Financial Statements

The following table reconciles total Assets of the Sectors, Equity Investments and Cross-Sector Businesses to Total assets of Siemens' Consolidated Balance Sheets:

	September, 30	
	2009	2008
Assets of Sectors	24,958	26,093
Assets of Equity Investments	3,833	5,587
Assets of Cross-Sector Businesses	11,945	11,569
Total Segment Assets	**40,736**	**43,249**
Reconciliation:		
Assets Other Operations	(939)	(1,468)
Assets SRE	4,489	3,489
Assets of Corporate items and pensions	(7,049)	(6,483)
Eliminations, Corporate Treasury and other reconciling items of Segment Information:		
Asset-based adjustments:		
Intragroup financing receivables and investments	28,083	27,441
Tax-related assets	2,870	2,734
Liability-based adjustments:		
Pension plans and similar commitments	5,938	4,361
Liabilities	38,112	42,415
Assets classified as held for disposal and associated liabilities	–	17
Eliminations, Corporate Treasury, other items	(17,314)	(21,292)
Total Eliminations, Corporate Treasury and other reconciling items of Segment Information	57,689	55,676
Total Assets in Siemens' Consolidated Balance Sheets	**94,926**	**94,463**

In fiscal years 2009 and 2008, *Corporate items and pensions* in the column Profit includes €(1,342) and €(3,966) related to corporate items, as well as €(372) and €106 related to pensions, respectively. *Corporate items* in fiscal 2009, comprise net expenses of €(235), due to the SG&A restructuring program and other ongoing personnel-related restructuring measures (see Note 5.). In fiscal 2009, Corporate items also include fees amounting to €(95) for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. Pensions in fiscal 2009 includes €(106) related to our mandatory membership in the German pension insurance association Pensionssicherungsverein (PSV). Increased insurance costs are primarily caused by a large number of insolvencies of other PSV members.

In fiscal 2008, *Corporate items* include €1,081 expense due to the SG&A restructuring program (see Note 5) as well as €1 billion in estimated fines in connection with settlement negotiations of legal matters with authorities in Germany and the U.S., €430 in fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Note 30), and €390 expense for establishing the Siemens Foundation (see Note 7).

The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment Information to the corresponding consolidated amount for the Company.

	Free cash flow (I) = (II) – (III)		Net cash provided by (used in) operating activities (II)		Additions to intangible assets and property, plant and equipment (III)		Amortization, depreciation and impairments	
	Year ended September 30,		Year ended September 30,		Year ended September 30,		Year ended September 30,	
	2009	2008	2009	2008	2009	2008	2009	2008
Segment Information – based on continuing operations	**3,786**	**5,739**	**6,709**	**9,281**	**(2,923)**	**(3,542)**	**2,839**	**3,015**
Discontinued Operations	(145)	(836)	(145)	(657)	–	(179)	–	90
Impairment[1]	–	–	–	–	–	–	(85)	108
Siemens Consolidated Statements of Cash Flow	**3,641**	**4,903**	**6,564**	**8,624**	**(2,923)**	**(3,721)**	**2,924**	**3,213**

1 Goodwill impairment and impairment of non-current available-for-sale financial assets.

Additional Segment information

For the years ended September 30, 2009 and 2008, Profit of SFS includes interest income of €642 and €549, respectively and interest expense of €377 and €367, respectively. In fiscal 2009, Amortization, depreciation and impairments as well as the income statement line item income from investments accounted for under the equity method, net includes income of €51 related to the reversal of a previously recognized impairment of an investment held by SFS.

38 | INFORMATION ABOUT GEOGRAPHIES

Non-current assets consist of property, plant and equipment, goodwill and other intangible assets.

	Revenue by location of customer		Revenue by location of companies	
	2009	2008[1]	2009	2008[1]
Europe, C.I.S., Africa, Middle East	43,288	44,895	47,817	49,432
Americas	20,754	20,107	20,215	19,760
Asia, Australia	12,609	12,325	8,619	8,135
Siemens	**76,651**	**77,327**	**76,651**	**77,327**
thereof Germany	*11,525*	*12,797*	*20,357*	*21,160*
thereof foreign countries	*65,126*	*64,530*	*56,294*	*56,167*
thereof U.S.	*15,684*	*14,847*	*16,387*	*15,610*

1 Certain prior year information was reclassified to conform to the fiscal 2009 presentation.

	Non-current assets September 30,	
	2009	2008[1]
Europe, C.I.S., Africa, Middle East	16,509	16,686
Americas	13,233	13,796
Asia, Australia	2,428	2,193
Siemens	**32,170**	**32,675**
thereof Germany	*7,542*	*7,404*
thereof U.S.	*11,977*	*12,600*

1 Certain prior year information was reclassified to conform to the fiscal 2009 presentation.

(in millions of €, except where otherwise stated and per share amounts)

39 | RELATED PARTY TRANSACTIONS

Joint ventures and associates

The Company has relationships with many of its joint ventures and associates in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm's length terms. Principal joint ventures and associates of the Company as of September 30, 2009 are NSN, BSH, Areva, KMW and EN.

In fiscal 2009 and 2008, sales of goods and services and other income from transactions with joint ventures and associates amounted to €1,264 and €1,225 in total, including €177 and €265 from transaction with joint ventures, respectively. Purchases of goods and services and other expense from transactions with joint ventures and associates amounted to €392 and €902 in total in fiscal 2009 and 2008, including €217 and €731 from transactions with joint ventures, respectively. As of September 30, 2009 and 2008, receivables from joint ventures and associates were €154 and €243, therein €25 and €45 related to receivables from joint ventures, respectively. Liabilities to joint ventures and associates were €86 and €146, therein €13 and €79 related to liabilities from joint ventures, respectively as of September 30, 2009 and 2008.

In addition as of September 30, 2009 and 2008, loans given to joint ventures and associates amounted to €869 and €91 in total, respectively. In October 2008, Siemens received a drawdown request by NSN for two tranches of €250 each in relation to a Shareholder Loan Agreement between Siemens and NSN. In September 2009, an additional tranche of €250 was agreed between Siemens and NSN and also utilized. After the expansion of the maturity of the first two tranches during the three months ended March 31, 2009, all tranches of this shareholder loan mature in fiscal 2013. Loans given to joint ventures amounted to €24 and €7 in total, respectively. In the normal course of business the Company regularly reviews loans and receivables associated with joint ventures and associates, including NSN. In fiscal 2009 this review resulted in expenses related to valuation allowances totaling €37.

As of September 30, 2008, the Company had receivables totaling €98 from the Siemens German Pension Trust as well as the BSAV Trust in connection with the contribution of the SEN business into EN. The amount was offset against the pension plan assets and increased Pension plans and similar commitments. During fiscal 2009, the amount was transferred to the Company. For information regarding the funding of our principal pension plans refer to Note 24.

As of September 30, 2009 and 2008, guarantees to joint ventures and associates amounted to €5,740 and €6,575 in total, respectively. These amounts include the HERKULES obligations of €3,490 and €3,890 as of September 30, 2009 and 2008. For information regarding the HERKULES obligations as well as for information regarding guarantees in connection with the contribution of the carrier related operations into NSN and the SEN operations into EN see Note 29 *Commitments and contingencies*. Guarantees to joint ventures amounted to €48 and €–, respectively as of September 30, 2009 and 2008.

As of September 30, 2009 and 2008, the Company has commitments to make capital contributions of €247 and €185 to its joint ventures and associates, therein €– and €1 related to joint ventures, respectively. For further information see Note 29 *Commitments and contingencies*.

Related individuals

Related individuals include the members of the Managing Board and Supervisory Board.

In fiscal 2009 and 2008 members of the Managing Board received cash compensation of €17.9 and €25.9. The fair value of stock-based compensation amounted to €9.4 and €10.5, respectively in fiscal 2009 and 2008. In fiscal 2009 and 2008 the Company granted contributions under the BSAV to members of the Managing Board totaling €4.5 and €15.1. Furthermore members of the Managing Board in fiscal 2009 and 2008 received termination benefits of €– and €21.5, including severance payments and transitional payments.

Therefore in fiscal 2009 and 2008, compensation and benefits, attributable to members of the Managing Board amounted to €31.8 and €73.0 in total, respectively.

In fiscal 2009 expense related to share-based payment and to the Share Matching Program amounted to €5.2. In fiscal 2008 expense related to share-based payment was €12.0. For further information regarding Share Matching Program, see Note 34.

In addition, in fiscal 2009 a post-contractual non-compete agreement was signed with a former member of the Managing Board that is effective for a period of 16 months beginning on December 1, 2008. As compensation for this, a total amount of U.S.$2,769,995 (approximately €2.1) will be paid. Of this total, he received U.S.$1,846,667 as a one-time payment in December 2008; the rest will be paid in monthly installments of U.S.$57,708 each.

Compensation attributable to members of the Supervisory Board comprises fixed-compensation, short-term variable compensation and long-term variable compensation. In fiscal 2009 and 2008, compensation, attributable to members of the Supervisory Board amounted to €3.2 and €3.3 in total, therein €0.7 and €– related to long-term variable compensation, respectively.

The Compensation Report outlines the principles used for determining the compensation of the Managing Board of Siemens AG and sets out the level and structure of Managing Board remuneration. In addition, the report describes the policies and levels of compensation paid to Supervisory Board members. The Compensation Report, which is part of the Notes to Consolidated Financial Statements, is presented within the Corporate Governance Report, included in this Annual Report for fiscal year 2009 beginning on page 28.

In fiscal 2009 and 2008, no other major transactions took place between the Company and the other members of the Managing Board and the Supervisory Board.

In addition, some of the members of the Company's Supervisory Board and Managing Board hold positions of significant responsibility with other entities. Siemens has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and service on arm's length terms. Dr. Josef Ackermann is the Chairman of the Management Board of Deutsche Bank AG. The Company's transactions with Deutsche Bank AG are conducted on arm's length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business as well as transaction banking services.

40 | PRINCIPAL ACCOUNTANT FEES AND SERVICES

On November 28, 2008, the Supervisory Board of Siemens, acting on a recommendation of its audit committee, proposed to appoint Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft which, effective June 22, 2009, was renamed Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (E&Y) as Siemens' auditor, thereby effectively dismissing KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG), which had previously served in that capacity. On January 27, 2009, at the annual general meeting of shareholders of Siemens, the shareholders appointed E&Y as Siemens' auditor commencing with fiscal year 2009.

The following table sets forth the aggregate fees related to professional services rendered by the Company's principal accountant, E&Y, for the fiscal year 2009 and KPMG for the fiscal year 2008:

	Year ended September 30,	
Type of fees	2009	2008
Audit Fees	**40.5**	50.7
Audit-Related Fees	**4.6**	14.6
Tax Fees	**4.2**	2.6
All Other Fees	**–**	0.5
Total	**49.3**	**68.4**

(in millions of €, except where otherwise stated and per share amounts)

Audit fees and audit-related fees consist of fees associated with the services pre-approved by the Audit Committee described below. Tax fees include primarily fees for support services provided in connection with the documentation of transfer pricing arrangements and fees for transition services which were started prior to the appointment of E&Y and, starting December 2008, require specific pre-approval by the Audit Committee.

Audit Committee pre-approval policies:

In accordance with German law, Siemens' independent auditor is appointed by the Annual Shareholders' Meeting based on a recommendation of the Supervisory Board. The Audit Committee of the Supervisory Board prepares the board's recommendation on the election of the Company's independent auditor. Subsequent to the auditor's appointment, the Audit Committee engages the auditor and in its sole authority approves the terms and scope of the audit and all audit engagement fees. In addition, it monitors the auditor's independence.

In order to ensure the integrity of independent audits, Siemens' Audit Committee has established a policy to approve all audit and permissible audit-related services provided by our independent auditor prior to the auditor's engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by Siemens' independent auditor. Under the policies, the Company's independent auditor is not allowed to perform any non-audit services which may impair the auditor's independence under the rules of the U.S. Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board. Furthermore, the Audit Committee has limited the sum total of all audit-related fees incurred during a fiscal year to a maximum of 40% of the audit fees agreed upon for the respective fiscal year.

In fiscal 2009, the Audit Committee has pre-approved the performance by E&Y of the following audit and audit-related services:

Audit services:

- Annual audit of Siemens' Consolidated Financial Statements and its internal control over financial reporting
- Quarterly review of Siemens' interim consolidated financial statements
- Audit and review services that are required by statute or regulation, including statutory audits of financial statements of Siemens AG and of its subsidiaries under the rules of their respective countries
- Opening balance sheet audits in connection with acquisitions, including audits with regard to the allocation of purchase prices.

Audit-related Services:

- Due diligence relating to actual or contemplated acquisitions and carve-outs, including consultation in accounting matters
- Post-closing audits
- Carve-out audits and attestation services in the context of carve-outs
- Consultation concerning financial accounting and reporting standards based on the auditor's knowledge of Siemens-specific circumstances, including:
  - Accounting advice relating to actual or contemplated transactions or events
  - Advice on the introduction and review of new or revised accounting guidelines and requirements
  - Training regarding accounting-related topics
- Comfort letters
- Employee benefit plan audits
- SAS 70 reports

- IT system audits that are not part of the annual audit

- Attestation services subject to regulatory requirements, including regulatory advice

- Attestation and audits in connection with the European Community Directive on Waste Electrical and Electronic Equipment

- Attestation of compliance with provisions or calculations required by agreements

- Attest services in accordance with applicable standards, other than audit services required by statute or other regulation.

Services that are not included in one of the categories listed above require specific pre-approval by the Audit Committee. An approval may not be granted if the service falls into a category of services not permitted by current law or if it is inconsistent with ensuring the auditor's independence, as expressed in the four principles promulgated by the U.S. Securities and Exchange Commission: (1) an auditor may not function in the role of management; (2) an auditor may not audit his or her own work; (3) an auditor may not serve in an advocacy role for his or her client; and (4) an auditor may not provide services creating a mutual or conflicting interest.

While non-audit-related services are not prohibited by law, except for certain types of non-audited services enumerated in the SEC's rules, Siemens AG has decided as a matter of policy not to engage the principal accountant to provide non audit-related services unless there is a compelling advantage to the Company in using the principal accountant and it can clearly be shown that there is no impairment of independence.

41 | CORPORATE GOVERNANCE

Siemens Aktiengesellschaft, currently the sole German publicly traded corporation consolidated by the Company, provided the certification required by paragraph 161 of the German stock corporation law (AktG). Siemens Aktiengesellschaft made the certifications available to its shareholders.

This is a translation of the German "Konzernabschluss gemäß §315a(1) HGB der Siemens AG zum 30. September 2009." Sole authoritative and universally valid version is the German language document.

Supervisory Board

Gerhard Cromme, Dr. iur.
Chairman
Chairman of the Supervisory Boards of Siemens AG and ThyssenKrupp AG
Date of birth: February 25, 1943
Member since: January 23, 2003
External positions
German supervisory board positions:
Allianz SE, Munich
Axel Springer AG, Berlin
ThyssenKrupp AG, Duisburg and Essen (Chairman)
Comparable positions outside Germany:
Compagnie de Saint-Gobain S.A., France

Berthold Huber*
First Deputy Chairman (since January 27, 2009)
First Chairman, IG Metall
Date of birth: February 15, 1950
Member since: July 1, 2004
External positions
German supervisory board positions:
Audi AG, Ingolstadt
Porsche Automobil Holding SE, Stuttgart

Ralf Heckmann*
(until January 27, 2009)
First Deputy Chairman (until January 27, 2009)
Chairman of the Central Works Council, Siemens AG
Date of birth: July 19, 1949
Member since: March 24, 1988

Josef Ackermann, Dr. oec.
Second Deputy Chairman
Chairman of the Management Board, Deutsche Bank AG
Date of birth: February 7, 1948
Member since: January 23, 2003
External positions
Comparable positions outside Germany:
Belenos Clean Power Holding Ltd., Switzerland (Deputy Chairman)
Royal Dutch Shell plc, Netherlands

Lothar Adler*
Chairman of the Central Works Council, Siemens AG (since December 9, 2008)
Date of birth: February 22, 1949
Member since: January 23, 2003

Jean-Louis Beffa
Chairman of the Board of Directors, Compagnie de Saint-Gobain S.A.
Date of birth: August 11, 1941
Member since: January 24, 2008
External positions
Comparable positions outside Germany:
BNP Paribas, France (Vice Chairman)
Claude Bernard Participations SAS, France
Compagnie de Saint-Gobain S.A., France (Chairman)
GDF SUEZ S.A., France
Groupe Bruxelles Lambert, Belgium
Le Monde S.A., France
Le Monde & Partenaires Associés S.A.S., France
Saint-Gobain Corporation, USA
Société Editrice du Monde S.A., France

Gerd von Brandenstein
Economist
Date of birth: April 6, 1942
Member since: January 24, 2008
External positions
German supervisory board positions:
DEGEWO Deutsche Gesellschaft zur Förderung des Wohnungsbaues, gemeinnützige Aktiengesellschaft, Berlin

Michael Diekmann
Chairman of the Board of Management, Allianz SE
Date of birth: December 23, 1954
Member since: January 24, 2008
External positions
German supervisory board positions:
Allianz Deutschland AG, Munich (Chairman)
Allianz Global Investors AG, Munich (Chairman)
BASF SE, Ludwigshafen am Rhein (Deputy Chairman)
Linde AG, Munich (Deputy Chairman)
Comparable positions outside Germany:
Allianz S.p.A., Italy (Deputy Chairman)
Assurances Générales de France, France (Deputy Chairman)

Hans Michael Gaul, Dr. iur.
Supervisory board member
Date of birth: March 2, 1942
Member since: January 24, 2008
External positions
German supervisory board positions:
Evonik Industries AG, Essen
EWE Aktiengesellschaft, Oldenburg
HSBC Trinkaus & Burkhardt AG, Düsseldorf
IVG Immobilien AG, Bonn
VNG-Verbundnetz Gas AG, Leipzig
Volkswagen AG, Wolfsburg

Peter Gruss, Prof. Dr. rer. nat.
President, Max Planck Society for the Advancement of Science e.V.
Date of birth: June 28, 1949
Member since: January 24, 2008
External positions
German supervisory board positions:
Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich

Bettina Haller*
Chairwoman of the Combine Works Council, Siemens AG
Date of birth: March 14, 1959
Member since: April 1, 2007

Hans-Jürgen Hartung*
(since January 27, 2009)
Chairman of the Works Council, Siemens Energy Sector, Erlangen, Germany
Date of birth: March 10, 1952
Member since: January 27, 2009

Heinz Hawreliuk*
(until March 31, 2009)
Member, IG Metall
Date of birth: March 20, 1947
Member since: April 1, 1985

Harald Kern*
Member of the Central Works Council, Siemens AG;
Deputy Chairman of the Siemens Europe Committee
Date of birth: March 16, 1960
Member since: January 24, 2008

Nicola Leibinger-Kammüller, Dr. phil.
President and Chairwoman of the Managing Board, TRUMPF GmbH + Co. KG
Date of birth: December 15, 1959
Member since: January 24, 2008
External positions
German supervisory board positions:
Claas Kommanditgesellschaft auf Aktien mbH, Harsewinkel
Deutsche Lufthansa AG, Cologne
Voith AG, Heidenheim an der Brenz

Werner Mönius*
Chairman of the
Siemens Europe Committee
Date of birth: May 16, 1954
Member since: January 24, 2008

Håkan Samuelsson
Chairman of the Executive Board,
MAN SE
Date of birth: March 19, 1951
Member since: January 24, 2008
External positions
German supervisory board positions:
MAN Diesel SE, Augsburg
(Chairman)
MAN Ferrostaal AG, Essen
(Chairman)
MAN Nutzfahrzeuge AG, Munich
(Chairman)
manroland AG, Offenbach am Main
MAN Turbo AG, Oberhausen
(Chairman)
RENK Aktiengesellschaft, Augsburg
(Chairman)
Comparable positions outside Germany:
MAN Latin America S.A., Brazil
(Chairman)

Dieter Scheitor*
Physicist
Trade Union Commissioner
for Siemens, IG Metall
Date of birth: November 23, 1950
Member since: January 25, 2007

Rainer Sieg,* Dr. iur.
Chairman of the Committee of
Spokespersons, Siemens group;
Chairman of the Central Committee
of Spokespersons, Siemens AG
Date of birth: December 20, 1948
Member since: January 24, 2008

Birgit Steinborn*
Deputy Chairwoman of the
Central Works Council, Siemens AG
Date of birth: March 26, 1960
Member since: January 24, 2008

Lord Iain Vallance of Tummel
Chairman, Amsphere Ltd.
Date of birth: May 20, 1943
Member since: January 23, 2003

Sibylle Wankel*
(since April 1, 2009)
Attorney, Bavarian Regional Headquarters,
IG Metall
Date of birth: March 3, 1964
Member since: April 1, 2009
External positions
German supervisory board positions:
Vaillant GmbH, Remscheid
ZEPPELIN GmbH, Friedrichshafen

The Supervisory Board of Siemens AG has 20 members. As stipulated by the German Codetermination Act, half of the members represent Company shareholders, and half represent Company employees. The shareholder representatives were elected at the Annual Shareholders' Meeting on January 24, 2008, and the employee representatives, whose names are marked with an asterisk, either were elected in accordance with the provisions of the German Codetermination Act on September 27, 2007, effective as of the end of the Annual Shareholders' Meeting on January 24, 2008, or replaced an employee representative who had resigned from the Supervisory Board. The Supervisory Board is elected for five years.

As of September 30, 2009

(in millions of €, except where otherwise

SUPERVISORY BOARD COMMITTEES

The Supervisory Board of Siemens AG has established six standing committees. Information on their activities in fiscal 2009 is provided on pages 7-8 of Book II.

Committees	Meetings in fiscal 2009	Duties and responsibilities	Members as of September 30, 2009
Chairman's Committee	5 5 decisions by notational voting using written circulations	The Chairman's Committee of the Supervisory Board is responsible for reviewing basic issues of business policy and management, particularly matters concerning the Managing Board. The Committee makes recommendations to the Supervisory Board on the appointment and dismissal of Managing Board members and prepares the Supervisory Board proposal for Managing Board compensation and for the determination of the total compensation of individual Managing Board members. In connection with this Supervisory Board proposal, the Committee executes the employment contracts with Managing Board members. The Committee makes recommendations to the Supervisory Board on the composition of Supervisory Board committees. The Committee decides whether to approve business transactions with Managing Board members and related parties. The Committee's duties include regularly reviewing the Company's corporate governance principles and formulating proposals to improve the Company's approach to corporate governance issues.	**Gerhard Cromme, Dr. iur.** (Chairman) **Lothar Adler** (since January 27, 2009) **Ralf Heckmann** (until January 27, 2009) **Josef Ackermann, Dr. oec.** **Berthold Huber**
Audit Committee	6	The Audit Committee's duties include, in particular, preparing Supervisory Board reviews of the annual financial statements of Siemens AG and of the consolidated financial statements of Siemens worldwide. The Committee also reviews the quarterly financial statements and the half-year financial report and liaises with Siemens' internal financial auditors and with the independent auditors (particularly with regard to awarding the audit contract, defining the focal points of the audit, determining the auditors' fee and monitoring their independence).	**Hans Michael Gaul,[1] Dr. iur.** (Chairman) **Gerhard Cromme,[1] Dr. iur.** **Bettina Haller** (since April 28, 2009) **Ralf Heckmann** (until January 27, 2009) **Heinz Hawreliuk** (until March 31, 2009) **Dieter Scheitor** **Birgit Steinborn** (since January 27, 2009) **Lord Iain Vallance of Tummel**
Compliance Committee	6	The Compliance Committee's duties include, in particular, monitoring the Company's adherence to statutory provisions, official regulations and internal company policies (compliance).	**Gerhard Cromme, Dr. iur.** (Chairman) **Lothar Adler** (since January 27, 2009) **Ralf Heckmann** (until January 27, 2009) **Hans Michael Gaul, Dr. iur.** **Bettina Haller** **Heinz Hawreliuk** (until March 31, 2009) **Lord Iain Vallance of Tummel** **Sibylle Wankel** (since April 28, 2009)

1 Audit committee financial expert as defined by the Sarbanes-Oxley Act

Committees	Meetings in fiscal 2009	Duties and responsibilities	Members as of September 30, 2009
Finance and Investment Committee	3 7 decisions by notational voting using written circulations	The Finance and Investment Committee prepares – based on the Company's overall strategy, which is the focus of an annual strategy meeting of the Supervisory Board – discussions and resolutions of the Supervisory Board on questions relating to the financial situation and structure of the Company as well as on fixed asset and financial investments. In addition, the approval of the Finance and Investment Committee – rather than that of the Supervisory Board – is required for transactions and measures for which approval is required but whose value does not equal the amount of €600 million. The Finance and Investment Committee also exercises the rights of the Supervisory Board pursuant to § 32 of the German Codetermination Act – namely, to make decisions regarding the exercise of ownership rights resulting from interests in other companies. § 32 (1) sentence 2 of the German Codetermination Act sets forth that resolutions made by the Finance and Investment Committee pursuant to § 32 of the German Codetermination Act only require the votes of the shareholder representatives.	**Gerhard Cromme, Dr. iur.** (Chairman) **Lothar Adler** **Jean-Louis Beffa** (since April 28, 2009) **Gerd von Brandenstein** **Werner Mönius** (since April 28, 2009) **Håkan Samuelsson** **Dieter Scheitor** **Birgit Steinborn**
Nominating Committee	0	The Nominating Committee recommends suitable nominees for election to the Supervisory Board at the Annual Shareholders' Meeting.	**Gerhard Cromme, Dr. iur.** (Chairman) **Josef Ackermann, Dr. oec.** **Hans Michael Gaul, Dr. iur.**
Mediation Committee, § 27 (3), § 31 (3) and (5) of the German Codetermination Act	0	As stipulated by German law, the Mediation Committee makes recommendations to the Supervisory Board regarding the appointment or revocation of appointment of Managing Board members, if the required two-thirds majority of Supervisory Board member votes is not obtained on the first ballot.	**Gerhard Cromme, Dr. iur.** (Chairman) **Lothar Adler** (since January 27, 2009) **Ralf Heckmann** (until January 27, 2009) **Josef Ackermann, Dr. oec.** **Berthold Huber**

Further information on corporate governance at Siemens is available at:
www.siemens.com/corporate-governance

(in millions of €, except where otherwise stated and per share amounts)

Managing Board

Peter Löscher
President and Chief Executive Officer, Siemens AG
Date of birth: September 17, 1957
First appointed: July 1, 2007
Term expires: March 31, 2012

External positions

German supervisory board positions:
Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich

Wolfgang Dehen
Date of birth: February 9, 1954
First appointed: January 1, 2008
Term expires: March 31, 2012

External positions

German supervisory board positions:
TÜV Süd AG, Munich

Company positions

Comparable positions outside Germany:
Siemens Ltd., China
(Chairman)
Siemens Ltd., India

Heinrich Hiesinger, Dr.-Ing.
Date of birth: May 25, 1960
First appointed: June 1, 2007
Term expires: March 31, 2012

External positions

German supervisory board positions:
Deutsche Messe Aktiengesellschaft, Hanover
INPRO Innovationsgesellschaft für fortgeschrittene Produktionssysteme in der Fahrzeugindustrie mbH, Berlin

Company positions

German supervisory board positions:
OSRAM GmbH, Munich
(Chairman)

Comparable positions outside Germany:
Siemens Energy and Automation Inc., USA
(Chairman)
Siemens Ltd., China
Siemens Schweiz AG, Switzerland
(Chairman)

Joe Kaeser
Date of birth: June 23, 1957
First appointed: May 1, 2006
Term expires: March 31, 2011

External positions

German supervisory board positions:
Allianz Deutschland AG, Munich
Bayerische Börse AG, Munich

Comparable positions outside Germany:
Enterprise Networks Holdings B.V., Netherlands

Company positions

German supervisory board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich

Comparable positions outside Germany:
Nokia Siemens Networks B.V., Netherlands
Siemens AG Österreich, Austria
Siemens Corp., USA
Siemens Ltd., China
Siemens Ltd., India

Barbara Kux
(since November 17, 2008)
Date of birth: February 26, 1954
First appointed: November 17, 2008
Term expires: November 16, 2013

External positions

German supervisory board positions:
ZF Friedrichshafen AG, Friedrichshafen

Comparable positions outside Germany:
Firmenich International SA, Switzerland

Jim Reid-Anderson
(until November 30, 2008)
Date of birth: April 12, 1959
First appointed: May 1, 2008
Term originally to have expired: April 30, 2013

Company positions
(as of November 30, 2008)

Comparable positions outside Germany:
Siemens Healthcare Diagnostics Inc., USA (until November 30, 2008)
Siemens Medical Solutions USA, Inc., USA (Chairman) (until November 30, 2008)

Hermann Requardt, Prof. Dr. phil. nat.
Date of birth: February 11, 1955
First appointed: May 1, 2006
Term expires: March 31, 2011

Company positions

German supervisory board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich
OSRAM GmbH, Munich

Comparable positions outside Germany:
Siemens Healthcare Diagnostics Inc., USA
Siemens K.K., Japan
(Chairman)
Siemens Medical Solutions USA, Inc., USA
(Chairman)

Siegfried Russwurm, Prof. Dr.-Ing.
Date of birth: June 27, 1963
First appointed: January 1, 2008
Term expires: March 31, 2012

Company positions

Comparable positions outside Germany:
Nokia Siemens Networks B.V., Netherlands
Siemens AB, Sweden
Siemens AG Österreich, Austria
(Chairman)
Siemens A. Ş., Turkey
Siemens France Holding S.A.S., France
Siemens Holdings plc., UK
Siemens Ltd., Saudi Arabia
(Deputy Chairman)
Siemens Ltd., South Africa
(Chairman)
Siemens Nederland N.V., Netherlands
(Chairman)
Siemens S.A., Morocco
(Chairman)
Siemens S.A., Portugal
(Chairman)
Siemens S.A., Spain
(Chairman)
Siemens S.p.A., Italy
(Deputy Chairman)

Peter Y. Solmssen
Date of birth: January 24, 1955
First appointed: October 1, 2007
Term expires: March 31, 2012

Company positions

Comparable positions outside Germany:
Siemens Canada Ltd., Canada
(Chairman)
Siemens Corp., USA
(Chairman)
Siemens S.A., Colombia
(Chairman)
Siemens S.A. de C.V., Mexico
(Chairman)

The Siemens company structure is shown on the foldout inside the back cover of this financial report.
As of September 30, 2009

MANAGING BOARD COMMITTEES

Committee	Meetings in fiscal 2009	Duties and responsibilities	Members as of September 30, 2009
Equity and Employee Stock Committee	1 4 decisions by notational voting using written circulations	This Committee oversees the utilization of authorized capital in connection with the issuance of employee stock and the implementation of various capital measures.	**Peter Löscher** **Joe Kaeser** **Siegfried Russwurm, Prof. Dr.-Ing.**

Further information on corporate governance at Siemens is available at:
www.siemens.com/corporate-governance

STATEMENT OF THE MANAGING BOARD

The Managing Board of Siemens Aktiengesellschaft is responsible for preparing the Consolidated Financial Statements and Management's discussion and analysis. Siemens employs extensive internal controls, company-wide uniform reporting guidelines and additional measures, including employee training and continuing education, with the intention that its financial reporting is conducted in accordance with accepted accounting principles.

The members of the managements of the Sectors and Cross-Sector Businesses as well as the chief executives of the Siemens companies have confirmed to us the correctness of the financial data they have reported to Siemens' corporate headquarters and the effectiveness of the related control systems. Compliance with the guidelines as well as the reliability and effectiveness of the control systems are continuously examined by the internal corporate audit function throughout the group.

Our risk management system complies with the requirements of the German Corporation Act (AktG). Our risk management system is designed to enable the Managing Board to recognize potential risks early on and initiate timely countermeasures.

In accordance with the resolution made at the Annual Shareholders' Meeting, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (formerly Ernst & Young Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft) has audited the consolidated financial statements and management's discussion and analysis, and issued an unqualified opinion.

Together with the independent auditors, the Supervisory Board has thoroughly examined the consolidated financial statements, management's discussion and analysis, and the independent auditors' report. The result of this examination is included in the Report of the Supervisory Board (pages 6 to 11 of the financial section of this Annual Report).

The Managing Board
of Siemens Aktiengesellschaft

RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the group management report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Munich, November 24, 2009

Siemens AG
The Managing Board

Peter Löscher	Wolfgang Dehen	Dr. Heinrich Hiesinger
Joe Kaeser	Barbara Kux	Prof. Dr. Hermann Requardt
Prof. Dr. Siegfried Russwurm	Peter Y. Solmssen	

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements prepared by Siemens Aktiengesellschaft, Berlin and Munich, comprising the consolidated balance sheet, the consolidated statements of income, income and expense recognized in equity and cash flow and the notes to the consolidated financial statements, together with the group management report for the fiscal year from 1 October 2008 to 30 September 2009. The preparation of the consolidated financial statements and the group management report in accordance with IFRS as adopted by the European Union (EU), and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB ["Handelsgesetzbuch": "German Commercial Code"] are the responsibility of the Managing Board of the Company. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit. In addition we have been instructed to express an opinion as to whether the consolidated financial statements comply with IFRS as issued by the IASB.

We conducted our audit of the consolidated financial statements in accordance with Sec. 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Managing Board, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB and IFRS as issued by the IASB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, 24 November 2009

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Prof. Dr. Pfitzer	Krämmer
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

Five-year summary

Five-year summary

Revenue and earnings[1] (in millions of €)	2009	2008	2007	2006	2005
Revenue	**76,651**	77,327	72,448	66,487	55,781
Gross profit	**20,710**	21,043	20,876	17,379	15,683
Income from continuing operations	**2,457**	1,859	3,909	2,642	2,813
Net income	**2,497**	5,886	4,038	3,345	2,576

Assets, liabilities and equity[1] (in millions of €)	2009	2008	2007	2006	2005
Current assets	**44,129**	43,242	47,932	50,014	45,502
Current liabilities	**37,005**	42,451	43,894	38,964	38,376
Debt	**19,638**	16,079	15,497	15,297	12,035
Long-term debt	**18,940**	14,260	9,860	13,122	8,040
Net debt[2]	**(9,309)**	(9,034)	(11,299)	(4,487)	(1,681)
Pension plans and similar commitments	**5,938**	4,361	2,780	5,083	5,460
Equity	**27,287**	27,380	29,627	25,895	23,791
as a percentage of total assets	**29**	29	32	30	29
Total assets	**94,926**	94,463	91,555	87,528	81,579

Cash Flows[1] (in millions of €)	2009	2008	2007	2006	2005
Net cash provided by operating activities	**6,709**	9,281	9,822	5,003	3,198
Amortization, depreciation and impairments[3]	**2,839**	3,015	2,625	2,314	2,267
Net cash used in investing activities	**(3,431)**	(9,989)	(10,068)	(4,315)	(5,052)
Additions to intangible assets and property, plant and equipment	**(2,923)**	(3,542)	(3,067)	(3,183)	(2,670)
Net cash provided by (used in) financing activities	**36**	3,730	(5,792)	1,540	(2,241)
Net increase (decrease) in cash and cash equivalents	**3,275**	1,989	(5,274)	2,093	(4,069)
Free cash flow	**3,786**	5,739	6,755	1,820	528

Employees[1] – continuing operations	2009	2008	2007	2006	2005
Employees[4] (September 30, in thousands)	**405**	427	398	371	359

Key capital market data (in €, unless otherwise indicated)	2009	2008	2007	2006	2005
Earnings per share from continuing operations	**2.60**	1.91	4.13	2.78	2.96
Diluted earnings per share from continuing operations	**2.58**	1.90	3.99	2.77	2.85
Dividend per share	**1.60**[5]	1.60	1.60	1.45	1.35
Siemens stock price[6]					
High	**66.45**	108.86	111.17	79.77	66.18
Low	**35.52**	64.91	66.91	60.08	56.20
Year-end (September 30)	**63.28**	65,75	96.42	68.80	64.10
Siemens stock performance over prior year (in percentage points)					
Compared to DAX index	**2.24**	(4.68)	11.72	(9.80)	(19.10)
Compared to Dow Jones STOXX index	**1.49**	(0.40)	29.18	(8.46)	(17.85)
Number of shares (in millions)	**914**	914	914	891	891
Market capitalization at period-end (in millions of €)[7]	**54,827**	56,647	88,147	61,307	57,118
Credit rating of long-term debt					
Standard & Poor's	**A+**[8]	AA–	AA–	AA–	AA–
Moody's	**A1**	A1	A1	Aa3	Aa3

1 The historical results of Siemens VDO Automotive (SV) are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.
2 Net debt includes four positions of the Consolidated Balance Sheets: Cash and cash equivalents, current Available-for-sale financial assets (fiscal 2009, 2008, 2007 and 2006)/ Marketable securities (fiscal 2005), Short-term debt and current maturities of long-term debt and Long-term debt.
3 Amortization and impairment of intangible assets other than goodwill and depreciation and impairment of property, plant and equipment.
4 Without temporary student workers and trainees. For information regarding personnel related costs see Note 35.
5 To be proposed at the Annual Shareholders' Meeting.
6 Xetra closing prices, Frankfurt.
7 Based on shares outstanding.
8 Changed from AA – to A+ on June 5, 2009.

Quarterly data (in millions of €)	2009	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	**76,651**	19,714	18,348	18,955	19,634
Net income	**2,497**	(1,063)	1,317	1,013	1,230

Quarterly data (in millions of €)	2008	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	**77,327**	21,651	19,182	18,094	18,400
Net income	**5,886**	(2,420)	1,419	412	6,475

Siemens AG – Statement of income and balance sheet[1] (condensed version) (in billions of €)

Years ended September 30	2009	2008
Net sales	**25.9**	26.8
Cost of sales	**(19.5)**	(20.9)
Gross profit on sales	**6.4**	5.9
Other functional costs	**(5.3)**	(6.7)
Other income and expense, net	**0.9**	1.2
Income before income taxes	**2.0**	0.4
Income taxes	**(0.2)**	(0.8)
Extraordinary result		2.0
Net income	**1.8**	1.6
Unappropriated net income	**1.5**	1.5

As of September 30	2009	2008
Property, plant equipment	**2.0**	1.9
Investments	**35.9**	36.9
Non-current	**37.9**	38.8
Inventories	**–**	–
Receivables and prepaid expense	**12.4**	15.9
Marketable securities, liquid assets	**6.5**	6.0
Total assets	**56.8**	60.7
Shareholders' equity	**19.6**	19.2
Accrued liabilities and special reserves	**16.8**	18.6
Debt	**–**	–
Other liabilities	**20.4**	22.9
Total shareholders' equity and liabilities	**56.8**	60.7

1 Prepared in accordance with the German Commercial Code (HGB).

Glossary

A	**American depository shares (ADSs)/ American depository receipts**	Negotiable share certificates issued by major U.S. banks, related to non-American shares deposited with them. ADSs are generally issued in a ratio of 1:1.
	Asset management	The process of managing corporate assets in order to enhance operational efficiency while minimizing costs and associated risks.
	Associated companies	An associate is an entity, including an unincorporated entity such as a partnership, over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.
B	**Benchmarking**	A technique used to compare the products, services, processes and financials within an organization with the best practices at other, similar organizations.
	Business portfolio	The aggregate total of business areas in which Siemens is active.
C	**Captive finance entity**	A financial services unit organized as a business within an industrial enterprise that offers financial solutions primarily to customers of the operating units of that enterprise.
	Cash conversion rate	Measures the proportion of profit that is converted into free cash flow (see free cash flow).
	Cash flow	Reflects the amounts of cash and cash equivalents being received and used by a company during a defined period of time. The cash flow is presented in the statements of cash flow.
	Cash management	The management of cash and cash equivalents within an organization to optimize financial activities.
	Commercial paper	Short-term loan issued in the open market by companies with strong credit ratings. Maturities typically range from 2 to 270 days.
	Consolidated financial statements	Financial statements that bring together all the assets, liabilities, net worth, results of operations and cash flows of two or more affiliated companies, as though the business were in fact a single economic entity.
	Corporate Treasury	A corporate function responsible for ensuring the availability of company-wide financing and cash management, including consulting services involving issues of corporate finance, interest rates and currencies, liquidity management and all other questions related to the financial management of operations.
	Cost of capital	The cost of capital represents the minimum return expected by the providers of capital. For equity providers this includes the expected increase in the value of a company's share.
D	**Debt-to-equity ratio**	Total long-term debt divided by total shareholders' equity.
	Deferred taxes	Assets and liabilities arising from the different treatment of transactions for financial and tax reporting purposes.
	Defined benefit obligation (DBO)	Defined benefit obligation (DBO) is the present value, without deducting any plan assets, of expected future payments (including compensation increase) required to settle the obligation resulting from employee service in the current and prior periods.
	Derivative	A financial instrument whose value varies with the value of an underlying asset (such as a stock, bond, currency or commodity) or index (such as interest rates).
	Dilution	Dilution is a reduction in earnings per share or an increase in loss per share resulting from the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions.
	Discontinued operations	A component of an entity that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

E	**Equity investments**	The investment in a company accounted for using the equity method (see below).
	Equity method	The equity method is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor's share of net assets of the investee. The profit or loss of the investor includes the investor's share of the profit or loss of the investee.
	Expected long-term rate of return on pension plan assets	The average rate of earnings expected on plan assets.
F	**Free cash flow**	A measure of operative cash generation. It represents net cash provided by (used in) operating activities less cash used for additions to intangible assets and property, plant and equipment.
	Functional costs	Functional costs include cost of sales, R&D expenses, marketing and selling expenses, and general administration expenses.
	Funded status of pension plan	The difference between a pension plan's defined benefit obligation (DBO) and the fair market value of assets designated to the pension plan (plan assets) as of a specific date.
G	**GASC**	Short for German Accounting Standards Committee. An independent registered association that develops, among other things, accounting standards for application in the area of consolidated financial reporting.
	German GAAP	Short for Generally Accepted Accounting Principles in Germany. The accounting concepts, measurements, techniques and standards of presentation used in financial statements in Germany pursuant to the German Commercial Code (HGB).
	Goodwill	The excess of cost of an acquisition over the fair value of net assets of the acquired entity.
H	**Hedging**	Use of derivatives to reduce risks (such as foreign currency exchange rates risk, interest rates risk or credit risk).
	Hybrid bond	A hybrid bond is a bond that, due to its subordination, bears the character of both debt and equity.
I	**IFRS**	Short for International Financial Reporting Standards, previously International Accounting Standards (IAS). According to the IAS as endorsed by the European Union, publicly traded European Union companies are required to prepare their consolidated financial statements in accordance with IFRS beginning January 2005 and/or January 2007 at the latest.
J	**Joint venture**	A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control.
L	**Leasing**	A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time.
M	**Medium-term note program**	Flexible financing framework providing for the issuance of notes in rotation in the context of a program unrestricted in time (constant issue). The notes may be issued in several tranches, with terms and conditions and time of issue being determined in accordance with then current goals and prevailing market conditions.
	Moody's Investors Service	Independent rating agency that assesses securities investment and credit risk.
N	**Net cash from operating and investing activities**	Total of cash provided by (used in) operating and investing activities as determined in the Statements of Cash Flow.
	Net periodic benefit cost (NPBC)	The amount of pension costs recorded in the Statements of Income. Net periodic benefit cost components include service cost, interest cost, expected return on plan assets, amortization of past service cost or benefits and gains or losses due to settlements and curtailments.
	Net working capital	Total of current assets less current liabilites required for revenue generation. Includes inventories and trade receivables, less trade payables and less customer prepayments

R	**R&D**	Abbreviation for "research and development."
	Rating	Standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies (such as Standard & Poor's or Moody's Investors Service).
	Return on capital employed (ROCE)	A measure for the efficiency and profitability of a company's investments. It is an indicator of how well a company is utilizing capital to generate profits.
	Risk management	Systematic process to identify, assess and monitor various risk factors and to select and implement measures to handle those risk factors.
S	**SEC**	Short for Securities and Exchange Commission. The primary federal agency in the U.S. responsible for regulating the financial reporting practices of most publicly owned corporations in connection with the buying and selling of stocks and bonds.
	Standard & Poor's	Independent rating agency that provides evaluation of securities investment and credit risk.
	Stock options	Form of employee incentive and compensation. The employee is given an option to purchase a company's shares if certain targets are met under specified conditions.
U	**U.S. GAAP**	Short for United States Generally Accepted Accounting Principles used by companies based in United States or listed on the U.S. stock markets.
V	**Volatility**	Standard deviation of the change in the value of a financial instrument with a specific time horizon. It is often used to quantify the risk of the instrument over that time period.

Index

Information resources

Further information on the contents of this Annual Report is available at:

Phone +49 89 636-33443 (Media Relations)
+49 89 636-32474 (Investor Relations)
Fax +49 89 636-30085 (Media Relations)
+49 89 636-32830 (Investor Relations)
E-mail press@siemens.com
investorrelations@siemens.com

Address
Siemens AG
Wittelsbacherplatz 2
80333 Munich
Germany
Internet www.siemens.com

This Report is also available in German, French and Spanish and can be downloaded at: www.siemens.com/annual-report and www.siemens.com/geschaeftsbericht.
In addition, an abridged Japanese version will be available as of January 2010 at: www.siemens.co.jp.

Copies of this Report are available from:

E-mail siemens@bek-gmbh.de
Internet www.siemens.com/order_annualreport
Phone +49 7237 480024
Fax +49 7237 1736

Siemens employees may obtain additional copies from:

LZF, Fürth-Bislohe
Intranet https://c4bs.gss.siemens.com
Fax +49 911 654-4271
English Order no. A19100-F-V79-X-7600
German Order no. A19100-F-V79
French Order no. A19100-F-V79-X-7700
Spanish Order no. A19100-F-V79-X-7800

Employees should be sure to include postal address and complete order data (Org-ID and cost center information).

In addition to an Annual Report at the end of each fiscal year, Siemens publishes quarterly consolidated financial statements in the form of press releases. Conference calls with journalists and analysts supplement these reports. Two major press conferences – one at mid-year and one at year-end – as well as an annual analyst conference give journalists and analysts further opportunities to review developments in our businesses. The financial reports for the first three quarters are complemented by an extensive interim report comprising management's discussion and analysis as well as the Consolidated Financial Statements (with notes). These reports are submitted to Deutsche Börse and the U.S. Securities and Exchange Commission (SEC), among other organizations. Siemens also provides the SEC with the Annual Report on Form 20-F. All of these financial reports are available at: www.siemens.com/financial-reports.

Concept and coordination
Corporate Communications and Government Affairs:
Christoph Wegener, Johannes von Karczewski, Stephanie Wiesner

Corporate Finance:
Ralph Dietrich

Design
häfelinger + wagner design GmbH

Production
Publicis KommunikationsAgentur GmbH, GWA, Erlangen

Ecofriendly production
This Annual Report has been produced using chlorine-free materials and climate-friendly production processes. In accordance with the guidelines of the Forest Stewardship Council (FSC), all the paper used in this Annual Report comes from recycled materials or controlled sources such as sustainable forests. The mill in which the paper was produced is certified in accordance with ISO 14001 and EMAS environmental guidelines. The pulps used, some of which were bleached without the use of elemental chlorine, are totally chlorine-free (TCF). All inks used are manufactured using ecofriendly production processes.

Mixed Sources

Siemens' financial calendar

Financial calendar[1]

First-quarter financial report	Jan. 26, 2010
Annual Shareholders' Meeting – Olympiahalle, Munich, 10:00 a.m.	Jan. 26, 2010
Ex-dividend date	Jan. 27, 2010
Second-quarter financial report and Semiannual Press Conference	Apr. 29, 2010
Third-quarter financial report	July 29, 2010
Preliminary figures for fiscal 2010 / Press conference	Nov. 11, 2010
Annual Shareholders' Meeting for fiscal 2010	Jan. 25, 2011

1 Provisional. Updates will be posted at: www.siemens.com/financial-calendar

Managing Board of Siemens AG[1]

Peter Löscher
President and Chief Executive Officer

- Corporate Communications and Government Affairs
- Corporate Development

Joe Kaeser

- Corporate Finance and Controlling
- Siemens Financial Services
- Siemens IT Solutions and Services
- Equity Investments
- Siemens Real Estate

Siegfried Russwurm

- Corporate Human Resources
- Europe, Commonwealth of Independent States (C.I.S.), Africa, Middle East

Peter Y. Solmssen

- Corporate Legal and Compliance
- Americas

Industry Sector | Heinrich Hiesinger

- Industry Automation | Anton S. Huber
- Drive Technologies | Klaus Helmrich
- Building Technologies | Johannes Milde
- OSRAM | Martin Goetzeler
- Industry Solutions | Jens Michael Wegmann
- Mobility | Hans-Jörg Grundmann

Energy Sector | Wolfgang Dehen

- Fossil Power Generation | Michael Süß
- Renewable Energy | René Umlauft
- Oil & Gas | Tom Blades
- Energy Service | Randy H. Zwirn
- Power Transmission | Udo Niehage
- Power Distribution | Ralf Christian

Regional Clusters

Europe, C.I.S., Africa, Middle East

- Germany | Josef Winter
- North West Europe | Andreas J. Goss
- South West Europe | Francisco Belil
- Central Eastern Europe | Brigitte Ederer
- Russia / Central Asia | Dietrich Möller
- Africa | Dirk Hoke
- Middle East | Erich Käser

Americas

- USA | Peter Y. Solmssen (acting)
- Canada | Roland Aurich
- Meso-America | Louise Koopman Goeser
- Brazil | Adilson Primo
- Austral-Andina | Heinz Consul

1 See also pages 8 and 9 of Book I and page 216 of Book II.

Barbara Kux

Corporate Supply Chain Management

Corporate Sustainability

Global Shared Services

Heinrich Hiesinger

Industry

Corporate Information Technology

Wolfgang Dehen

Energy

Asia, Australia

Hermann Requardt

Healthcare

Corporate Technology

Healthcare Sector | Hermann Requardt

Imaging & IT | Bernd Montag

Workflow & Solutions | Thomas Miller

Diagnostics | Donal Quinn

Cross-Sector Businesses

Siemens IT Solutions and Services | Christoph Kollatz

Siemens Financial Services | Dominik Asam

Cross-Sector Services

Global Shared Services | Hannes Apitzsch

Siemens Real Estate | Zsolt Sluitner

Asia, Australia

North East Asia | Richard Hausmann

South Asia | Armin Bruck

Japan | Peter Zapf

Pacific | Albert Goller

ASEAN | Lothar Herrmann

As of December 1, 2009
Members of the Supervisory Board are listed on pages 212 and 213 of Book II.

In dialogue with our investors

Investor relations

As the liaison between the capital market and our Company, we cultivate relationships with our stakeholders, keeping them informed of major developments throughout Siemens and generating confidence in our Company and the Siemens share.

At Siemens, we attach tremendous importance to open dialogue and transparent communication with our investors. Our Annual Shareholders' Meeting is the year's most important platform for investor communications. In addition, we provide the investment community with ongoing information on our Company's development in quarterly, semiannual and annual reports. We maintain close contact with investors and financial analysts through roadshows, conferences and several hundred individual presentations a year. Members of our top management are personally on hand at many of these events to answer questions from representatives of the capital markets.

In fiscal 2009, Siemens was again named to the SAM Dow Jones Sustainability Index, capturing the No. 1 spot in the Diversified Industrials sector and achieving its overall best result to date. Siemens' capital market communications also received top marks from investors and analysts in prestigious rankings such as those compiled by *Institutional Investor, IR Magazine* and Extel. Further information on investor relations and Siemens' share performance is available on the Internet.

If you have any questions, please contact us at:
Siemens AG
Wittelsbacherplatz 2
80333 Munich
Germany
Phone +49 89 636-32474 (Investor Relations)
Fax +49 89 636-32830 (Investor Relations)
E-mail investorrelations@siemens.com
Internet www.siemens.com/investors

The Siemens share

As of September 30, 2009, the capital stock of Siemens AG totaled approximately €2.7 billion, representing some 914 million no-par value shares in registered form. Of these shares, about 866 million were outstanding at the end of fiscal 2009. Each share represents one vote at the Annual Shareholders' Meeting. On September 30, 2009, Siemens shares were listed on all German stock exchanges as well as on stock exchanges in New York, London and Zurich. They were also traded on the stock exchange in Milan. On the New York Stock Exchange, Siemens shares are traded in the form of American Depository Receipts (ADRs), with one ADR corresponding to one Siemens share.

For fiscal 2009, we're proposing a dividend of €1.60.[1] Despite the weakened economic environment, our dividend has remained stable for the third year in a row. Our dividend payout ratio for fiscal 2009 is 56 percent.[2] We intend to continue pursuing an attractive dividend policy for our investors in the future.

1 To be proposed at the Annual Shareholders' Meeting
2 Anticipated dividend payment/Net income

Share price


100
80
60
Sept. 30, 2008
Sept. 30, 2009
Siemens
Dow Jones STOXX600®
DAX®

Stock market information (in euros)

	2009[1]	2008[1]
Stock price range (Xetra closing prices, Frankfurt)		
High	66.45	108.86
Low	35.52	64.91
Year-end	63.28	65.75
Number of shares (year-end, in millions)	914	914
Market capitalization (year-end, in millions of euros)[2]	54,827	56,647
Earnings per share – continuing operations	2.60	1.91
Earnings per share[3]	2.65	6.41
Dividend	1.60[4]	1.60

1 Fiscal year from October 1 to September 30
2 On the basis of outstanding shares
3 On the basis of continuing and discontinued operations
4 To be proposed at the Annual Shareholders' Meeting



www.siemens.com

Siemens Aktiengesellschaft

List of subsidiaries and associated companies

of Siemens worldwide in accordance with § 313 (2) HGB

September 30, 2009

	Equity interest in %
I. Subsidiaries	
A) Consolidated	
1. Germany (151 companies)	
A. Friedr. Flender AG, Bocholt	100
A. Friedr. Flender Grundstücksmanagementgesellschaft mbH & Co. KG, Bocholt	95[4]
ADB Airfield Solutions GmbH & Co. KG, Nuremberg	100
Airport Munich Logistics and Services GmbH, Hallbergmoos	100
Alpha Verteilertechnik GmbH, Cham	100[5]
applied international informatics GmbH, Berlin	100
Atecs Mannesmann GmbH, Dusseldorf	100[5]
Audio Service GmbH, Herford	100
Berliner Vermögensverwaltung GmbH, Berlin	100[5]
bibis Information Technology and Services GmbH, Munich	100
BWI Services GmbH, Meckenheim	100[5]
CAPTA Grundstücksgesellschaft mbH & Co. KG, Grünwald	100[4]
CAS innovations GmbH & Co. KG, Erlangen	100[4]
CePLuS Steuerungstechnik GmbH, Magdeburg	75
Chemfeed Holding GmbH, Günzburg	100
Comos Industry Solutions GmbH, Schwelm	100
DA Creative GmbH, Munich	100
Dade Behring Beteiligungs GmbH, Eschborn	100
Dade Behring Grundstücks GmbH, Marburg	100
Demag Mobile Cranes GmbH, Munich	100[5]
DPC Holding GmbH, Eschborn	100
Ecue Control GmbH, Paderborn	100
EDI – USS Umsatzsteuersammelrechnungen und Signaturen GmbH & Co. KG, Munich	100[4]
ELIN Energietechnik GmbH, Berlin	100
ePS & RTS Automation Software GmbH, Renningen	100[5]
ETM Deutschland GmbH, Laatzen	100
evosoft GmbH, Nuremberg	98
FACTA Grundstücks-Entwicklungsgesellschaft mbH & Co. KG, Munich	100[4]
Flender Grundstücksmanagementgesellschaft mbH & Co. KG, Bocholt	95[4]
Flender Guss GmbH, Chemnitz	100[5]
Flender Immobilien Verwaltungs GmbH, Bocholt	100[5]
Flender Industriegetriebe GmbH, Penig	100[5]
HanseCom Gesellschaft für Informations- und Kommunikationsdienstleistungen mbH, Hamburg	74
HSP Hochspannungsgeräte GmbH, Troisdorf	100[5]
ILLIT Grundstücks-Verwaltungsgesellschaft mbH, Grünwald	95
ILLIT Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Grünwald	85[4]
Immosuisse GmbH Immobilien Management i.L., Berlin	100
Industrieschutz Assekuranz-Vermittlung GmbH, Mülheim a.d. Ruhr	100[5]
Industrieschutz Insurance Broker GmbH, Mülheim a.d. Ruhr	51
IPGD Grundstücksverwaltungs-Gesellschaft mbH, Munich	100
Jawa Power Holding GmbH, Erlangen	100[5]
KMK Kunststoff Metall und Komponenten GmbH & Co. KG, Karlsruhe	100[4]
KompTime GmbH, Munich	100[5]
Lincas Electro Vertriebsgesellschaft mbH, Hamburg	100
LINCAS Export Services GmbH, Hamburg	100[5]
Loher GmbH, Ruhstorf a.d. Rott	100[5]

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
Loher Grundstücksmanagementgesellschaft mbH & Co. KG, Ruhstorf a.d. Rott	95[4]
Mannesmann Demag Krauss-Maffei GmbH, Munich	100[5]
Mechanik Center Erlangen GmbH, Erlangen	100
messMa GmbH, Irxleben	100
OPTIO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Bocholt KG, Dusseldorf	95
OPTIO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Tübingen KG, Tübingen	93
OSRAM GmbH, Munich	100[5]
OSRAM Opto Semiconductors GmbH, Regensburg	100[5]
Partikeltherapiezentrum Kiel Holding GmbH, Erlangen	100[5]
Projektbau-Arena-Berlin GmbH, Munich	100
R & S Restaurant Services GmbH, Munich	100
Radium Lampenwerk Gesellschaft mbH, Wipperfürth	100[5]
REMECH Systemtechnik GmbH & Co. KG, Kamsdorf	100[4]
RESTART Gesellschaft für back up-Systeme mbH, Hannover	100
RISICOM Rückversicherung AG, Grünwald	100
Ruhrpilot Betriebsgesellschaft GmbH, Essen	85
Ruhrtal Hochspannungsgeräte GmbH, Bochum	100[5]
S. G. Wasseraufbereitung und Regenerierstation GmbH, Barsbüttel	100
SiCED Electronics Development GmbH & Co. KG, Erlangen	51[4]
Siemens Audiologische Technik GmbH, Erlangen	100[5]
Siemens Beteiligungen Inland GmbH, Munich	100[5]
Siemens Beteiligungen USA GmbH, Munich	100[5]
Siemens Beteiligungsverwaltung GmbH & Co. OHG, Grünwald	100[4]
Siemens Building Technologies Fire & Security Products GmbH & Co. oHG, Munich	100[4]
Siemens Building Technologies GmbH & Co. oHG, Erlangen	100[4]
Siemens Building Technologies Holding GmbH, Grünwald	100
Siemens Building Technologies HVAC Products GmbH, Rastatt	100
Siemens Busbar Trunking Systems GmbH & Co. KG, Cologne	100[4]
Siemens Electronics Assembly Systems Beteiligungen GmbH & Co. KG, Munich	100[4]
Siemens Electronics Assembly Systems GmbH & Co. KG, Munich	100[4]
Siemens Energy Automation GmbH, Erlangen	100[5]
Siemens Finance & Leasing GmbH, Munich	100[5]
Siemens Financial Services GmbH, Munich	100[5]
Siemens Fuel Gasification Technology GmbH & Co. KG, Freiberg	100[4]
Siemens Geared Motors Gesellschaft mit beschränkter Haftung, Tübingen	100[5]
Siemens Healthcare Diagnostics Beteiligungen GmbH, Eschborn	100
Siemens Healthcare Diagnostics GmbH, Eschborn	100
Siemens Healthcare Diagnostics Holding GmbH, Eschborn	100
Siemens Healthcare Diagnostics Products GmbH, Marburg	100
Siemens Healthcare Diagnostics Verwaltungs GmbH, Eschborn	100
Siemens Industrial Turbomachinery GmbH, Duisburg	100[5]
Siemens Industrial Turbomachinery Holding GmbH, Duisburg	100
Siemens Industrial Turbomachinery International Holding GmbH, Duisburg	100
Siemens Industrie Bauprojekte GmbH i.L., Munich	100
Siemens Industriepark Karlsruhe GmbH & Co. KG, Karlsruhe	100[4]
Siemens Industrieturbinen Beteiligungen GmbH, Duisburg	100
Siemens IT Dienstleistung und Beratung GmbH, Gelsenkirchen	100[5]
Siemens IT Solutions and Services Management GmbH, Munich	100
Siemens IT Solutions and Services Verwaltungs-GmbH, Munich	100[5]
Siemens Kapitalanlagegesellschaft mbH, Munich	100
Siemens Linear Motor Systems GmbH & Co. KG, Munich	100[4]
Siemens Linear Motor Systems Verwaltungs-GmbH, Munich	100
Siemens Medical Holding GmbH, Erlangen	100[5]
Siemens Medical Solutions Health Services GmbH, Erlangen	100
Siemens Nixdorf Informationssysteme GmbH, Grünwald	100
Siemens Power Control GmbH, Langen	100[5]
Siemens Private Finance Versicherungs- und Kapitalanlagenvermittlungs-GmbH, Munich	100[5]
Siemens Product Lifecycle Management Software (DE) GmbH, Cologne	100

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
Siemens Product Lifecycle Management Software II (DE) GmbH, Stuttgart	100
Siemens Programm- und Systementwicklung GmbH & Co. KG, Hamburg	100[4]
Siemens Project Ventures GmbH, Erlangen	100[5]
Siemens Real Estate GmbH & Co. OHG, Grünwald	100[4]
Siemens Technology Accelerator GmbH, Munich	100[5]
Siemens Technopark Berlin GmbH & Co. KG, Berlin	100[4]
Siemens Technopark Bruchsal GmbH & Co. KG, Bruchsal	100[4]
Siemens Technopark Hanau GmbH & Co. KG, Hanau	100[4]
Siemens Technopark Mülheim GmbH & Co. KG, Mülheim a.d. Ruhr	100[4]
Siemens Technopark Nürnberg GmbH & Co. KG, Nuremberg	100[4]
Siemens Turbomachinery Equipment GmbH, Frankenthal	100[5]
Siemens VAI Metals Technologies GmbH, Willstätt-Legelshurst	100
Siemens Venture Capital GmbH, Munich	100[5]
Siemens Wind Power GmbH, Bremen	100
SILLIT Grundstücks-Verwaltungsgesellschaft mbH, Munich	100
SILOR GmbH, Munich	100
SIM 2. Grundstücks-GmbH & Co. KG i.L., Munich	100[4]
SIMAR Nordost Grundstücks-GmbH, Munich	100
SIMAR Nordwest Grundstücks-GmbH, Munich	100
SIMAR Ost Grundstücks-GmbH, Munich	100
SIMAR Süd Grundstücks-GmbH, Munich	100
SIMAR West Grundstücks-GmbH, Munich	100
SIMOS Real Estate GmbH, Munich	100
sinius GmbH, Munich	100[5]
SIPAS 1. Grundstücks-GmbH, Munich	100
SIPAS 2. Grundstücks-GmbH, Munich	100
SIPAS 3. Grundstücks-GmbH, Munich	100
SIPAS 4. Grundstücks-GmbH, Munich	100
Steinmüller Engineering GmbH, Gummersbach	60
SYKATEC Systeme, Komponenten, Anwendungstechnologie GmbH & Co. KG, Erlangen	100[4]
SYKATEC Verwaltungs-GmbH, Erlangen	100
TGB Technisches Gemeinschaftsbüro GmbH, Kassel	100
TLT-Turbo GmbH, Zweibrücken	100[5]
Trench Germany GmbH, Bamberg	100[5]
Turbine Airfoil Coating and Repair GmbH, Berlin	100
VAI Seuthe GmbH, Hemer	100
Vermietungsgesellschaft Objekt 12 GmbH & Co. Objekt München KG i.L., Dusseldorf	95[4]
VIB Verkehrsinformationsagentur Bayern GmbH, Munich	51
VMZ Berlin Betreibergesellschaft mbH, Berlin	100
VR-LEASING IKANA GmbH & Co. Immobilien KG, Eschborn	94
VVK Versicherungsvermittlungs- und Verkehrskontor GmbH, Munich	100[5]
Wallace & Tiernan GmbH, Günzburg	100
Weiss Spindeltechnologie GmbH, Schweinfurt	100
Wesmag Grundstücksmanagement mbH & Co. KG, Wesel	95[4]
Wesmag Wesler Maschinenbau GmbH, Wesel	100[5]
Winergy AG, Voerde	100[5]
WIVERTIS Gesellschaft für Informations- und Kommunikationsdienstleistungen mbH, Wiesbaden	50

2. Europe (without Germany) (351 companies)

Security Management Technologies Albania Sh.p.k., Tirana/Albania	100
ADB S.A./N.V., Brussels/Belgium	100
COMPEX – IT Plant Solutions N.V., Ninove-Meerbeke/Belgium	100
Dade Behring SA, Brussels/Belgium	100
Oktopus S.A./N.V., Brussels/Belgium	100
SDRC Belgium N.V./S.A., Brussels/Belgium	100
Siemens Healthcare Diagnostics Services Sprl, Brussels/Belgium	100
Siemens IT Solutions and Services S.A., Anderlecht/Belgium	100
Siemens Medical Solutions Diagnostics b.v.b.a., Anderlecht/Belgium	100

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
Siemens Product Lifecycle Management Software (BE) NV, Zaventem/Belgium	100
Siemens Product Lifecycle Management Software II (BE) BVBA, Zaventem/Belgium	100
Siemens S.A./N.V., Anderlecht/Belgium	100
OSRAM d.o.o., Mostar/Bosnia and Herzegowina	100
Siemens d.o.o., Banja Luka/Bosnia and Herzegowina	100
Siemens d.o.o. Sarajevo, Sarajevo/Bosnia and Herzegowina	100
OSRAM EOOD, Sofia/Bulgaria	100
Security Management Technologies Bulgaria EOOD, Sofia/Bulgaria	100
Siemens EOOD, Sofia/Bulgaria	100
Comos Industrial Solutions ApS, Alleroed, Allerød/Denmark	100
Dade Behring A/S, Copenhagen/Denmark	100
OSRAM A/S, Taastrup/Denmark	100
pulz8 Communications ApS, Copenhagen/Denmark	100
Siemens A/S, Ballerup/Denmark	100
Siemens Flow Instruments A/S, Nordborg/Denmark	100
Siemens Höreapparater A/S, Copenhagen/Denmark	100
Siemens Product Lifecycle Management Software (DK) A/S, Kolding/Denmark	100
Siemens Product Lifecycle Management Software II (DK) Aps, Kolding/Denmark	100
Siemens Turbomachinery Equipment A/S, Helsingor/Denmark	100
Siemens Wind Power A/S, Brande/Denmark	100
AS Siemens, Tallinn/Estonia	100
Osaühing Siemens Medical Solutions Diagnostics, Tallinn/Estonia	100
Dade Behring OY, Helsinki/Finland	100
OY OSRAM AB, Vantaa/Finland	100
Siemens Medical Solutions Diagnostics Oy, Helsinki, Helsinki/Finland	100
Siemens Osakeyhtiö, Espoo/Finland	100
ELAN SOFTWARE SYSTEMS, Toulouse/France	100
Flender-Graffenstaden SAS, Illkirch-Graffenstaden/France	100
OSRAM S.A.S.U., Molsheim/France	100
Sécurité Installation S.a.r.l., Buc/France	100
Siemens Audiologie S.A., Saint-Denis/France	100
Siemens Boulevard Ornano S.A.S., Saint-Denis/France	100
Siemens Electronics Assembly Systems SAS, Bussy-Saint-Georges/France	100
Siemens Financial Services SAS, Saint-Denis/France	100
Siemens France Holding S.A.S., Saint-Denis/France	100
Siemens Health Services France S.A.S., Bidart/France	100
Siemens Healthcare Diagnostics S.A.S., Paris/France	100
Siemens Lease Services SAS, Saint-Denis/France	100
Siemens Product Lifecycle Management Software (FR) SAS, Vélizy Villacoublay/France	100
Siemens Product Lifecycle Management Software II (FR) S.A.R.L., Vélizy Villacoublay/France	100
Siemens Product Lifecycle Management Software III (FR) SAS, Meylan/France	100
Siemens Production Automatisation S.A.S., Hagenau/France	100
Siemens S.A.S., Saint-Denis/France	100
Siemens Transmission & Distribution SAS, Grenoble/France	100
Siemens Transportation Systems S.A.S., Chatillon/France	100
Siemens VAI Metals Technologies SAS, Saint Chamond/France	100
Trench France S.A.S., Saint Louis/France	100
Wallace & Tiernan S.a.r.l., Chaville/France	100
Tecnomatix Technologies (Gibraltar) Limited, Gibraltar/Gibraltar	100
Dade Behring Hellas ABEE, Chalandri/Greece	100
DPC – Tsakiris S.A., Thessaloniki/Greece	100
Kintec A.E., Athens/Greece	100
OSRAM A.E., Athens/Greece	100
Siemens A.E., Elektrotechnische Projekte und Erzeugnisse, Athens/Greece	100
Siemens Medical Solutions Diagnostics S.A., Athens/Greece	100
Bellevue Finance Ltd, Stoke Poges, Buckinghamshire/Great Britain	100
Broadcastle Bank Limited, Stoke Poges, Buckinghamshire/Great Britain	100
Broadcastle Ltd., Stoke Poges, Buckinghamshire/Great Britain	100

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
Chemfeed Ltd., Tonbridge, Kent/Great Britain	100
Crabtree Electrical Industries Limited, Frimley, Surrey/Great Britain	100
Electrium (2003) Limited, Frimley, Surrey/Great Britain	100
Electrium (UK) Limited, Frimley, Surrey/Great Britain	100
Electrium Limited, Frimley, Surrey/Great Britain	100
Electrium Sales Limited, Frimley, Surrey/Great Britain	100
Electrocatalytic Ltd., Newport, Gwent/Great Britain	100
Europlex Technologies UK Limited, Bedford, Bedfordshire/Great Britain	100
Medical Equipment Finance Ltd, Stoke Poges, Buckinghamshire/Great Britain	100
Memcor Ltd., Little Eaton, Derbyshire/Great Britain	100
Morgan-Europe Limited, Sheffield, Yorkshire/Great Britain	100
OSRAM Ltd., Langley, Berkshire/Great Britain	100
Roke Manor Research Ltd., Frimley, Surrey/Great Britain	98
Shape Technology Ltd., Christchurch, Dorset/Great Britain	100
Siemens Building Technologies FE Limited, Frimley, Surrey/Great Britain	100
Siemens Building Technologies Ltd, Frimley, Surrey/Great Britain	100
Siemens Electronics Assembly Systems Ltd, Frimley,/Great Britain	100
Siemens Energy Services Ltd., Frimley, Surrey/Great Britain	100
Siemens Financial Services Holdings Ltd., Stoke Poges, Buckinghamshire/Great Britain	100
Siemens Financial Services Ltd., Stoke Poges, Buckinghamshire/Great Britain	100
Siemens Flow Instruments Ltd., Stonehouse, Gloucestershire/Great Britain	100
Siemens Healthcare Diagnostics Ltd., Camberley/Great Britain	100
Siemens Healthcare Diagnostics Manufacturing Ltd, Frimley, Surrey/Great Britain	100
Siemens Healthcare Diagnostics Products Ltd, Llanberis, Gwynedd/Great Britain	100
Siemens Hearing Instruments Ltd., Crawley, Sussex/Great Britain	100
Siemens Holdings plc, Frimley, Surrey/Great Britain	100
Siemens Industrial Turbomachinery Ltd., Lincoln, Lincolnshire/Great Britain	100
Siemens IT Solutions and Services Ltd., Camberley, Surrey/Great Britain	100
Siemens Magnet Technology Ltd., Frimley, Surrey/Great Britain	100
Siemens plc, Frimley, Surrey/Great Britain	100
Siemens Product Lifecycle Management Software (GB) Ltd, Camberley, Surrey/Great Britain	100
Siemens Product Lifecycle Management Software II (GB) Ltd, Camberley, Surrey/Great Britain	100
Siemens Product Lifecycle Management Software III (GB) Ltd, Camberley, Surrey/Great Britain	100
Siemens Product Lifecycle Management Software IV (GB) Ltd, Camberley, Surrey/Great Britain	100
Siemens Properties Ltd., Douglas/Great Britain	100
Siemens Protection Devices Limited, Frimley, Surrey/Great Britain	100
Siemens Real Estate Ltd., Frimley, Surrey/Great Britain	100
Siemens Transmission & Distribution Limited, Frimley, Surrey/Great Britain	100
Siemens VAI Metals Technologies Limited, Christchurch, Dorset/Great Britain	100
Trench (UK) Ltd., Hebburn, Tyne and Wear/Great Britain	100
Turbocare International Ltd., Frimley, Surrey/Great Britain	100
USF Holding (UK) Ltd., Tonbridge, Kent/Great Britain	100
VA TECH (UK) Ltd., Frimley, Surrey/Great Britain	100
VA TECH Peebles Transformers Ltd., Frimley, Surrey/Great Britain	100
VA TECH Reyrolle (Overseas Projects) Ltd., Frimley, Surrey/Great Britain	100
VA Tech Reyrolle Distribution Ltd., Frimley, Surrey/Great Britain	100
VA Tech Short-Circuit Limited, Frimley, Surrey/Great Britain	100
VA TECH T & D UK Ltd., Frimley, Surrey/Great Britain	100
VTW Anlagen UK Ltd., Banbury, Oxfordshire/Great Britain	100
Bonus Wind Turbine Ireland Limited, Dublin/Ireland	100
Electrium (Ireland) Limited, Naas/Ireland	100
Europlex Technologies (Ireland) Limited, Dublin/Ireland	100
iMetrex Technologies Limited, Dublin/Ireland	100
Siemens International Insurance Co. Ltd., Dublin/Ireland	100
Siemens Ltd., Dublin/Ireland	100
Siemens Medical Solutions Diagnostics Europe Limited, Dublin/Ireland	100
UGS Holdings (Central Europe) Limited, Dublin/Ireland	100
UGS Holdings (Europe) Limited, Dublin/Ireland	100

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
E-Utile S.p.A., Milan/Italy	51
HV-Turbo Italia S.r.l., Mornago/Italy	51
Nuova Magrini Galileo S.p.A. in Liquidazione, Bergamo/Italy	100
OSRAM S.p.A. Società Riunite OSRAM-Edison-Clerici, Milan/Italy	100
Siemens Electronics Assembly Sytems S.r.l., Milan/Italy	100
Siemens Finanziaria S.p.A. in Liquidazione, Milan/Italy	100
Siemens Healthcare Diagnostics S.r.l., Milan/Italy	100
Siemens Hearing Instruments Italy S.r.l., Milano/Italy	100
Siemens Holding S.p.A., Milan/Italy	100
Siemens IT Solutions and Services S.p.A., Milan/Italy	100
Siemens Product Lifecycle Management Software (IT) S.r.l., Milan/Italy	100
Siemens Product Lifecycle Management Software II (IT) S.r.l., Milan/Italy	100
Siemens Renting S.p.A., Milan/Italy	100
Siemens S.p.A., Milan/Italy	100
Siemens Transformers S.p.A., Trento/Italy	100
Siemens VAI Metals Technologies S.r.l., Marnate/Italy	100
Siemens Water Technologies S.p.A., Casteggio/Italy	100
Trench Italia S.r.l., Savona/Italy	100
TurboCare S.p.A., Turin/Italy	100
Koncar Power Transformers Ltd., Zagreb/Republic of Croatia	51
OSRAM d.o.o., Zagreb/Republic of Croatia	100
Siemens d.d., Zagreb/Republic of Croatia	98
SIA Siemens Medical Solutions Diagnostics, Riga/Latvia	100
Siemens SIA, Riga/Latvia	100
UAB Siemens, Vilnius/Lithuania	100
UAB Siemens Medical Solutions Diagnostics, Vilnius/Lithuania	100
Siemens IT Solutions and Services Finance SA, Luxemburg/Luxemburg	100
Tantal S.A., Luxembourg/Luxemburg	0[8]
Tecnomatix Technologies SARL, Luxemburg/Luxemburg	100
TFM International S.A. i.L., Luxemburg/Luxemburg	100
Security Management Technologies DOOEL, Skopje/Macedonia	100
Siemens d.o.o. Podgorica, Podgorica/Montenegro	100
Comos Industry Solutions B.V., Capelle aan den IJssel/Netherlands	100
Dade Behring B.V., Amstelveen/Netherlands	100
ETM Benelux B.V., Rosmalen/Netherlands	100
OSRAM Benelux B.V., Capelle a/d Ijssel/Netherlands	100
Proln Development N.V., Arnheim/Netherlands	100
Siemens Audiologie Technik B.V., The Hague/Netherlands	100
Siemens Building Technologies Holding B.V., Zoetermeer/Netherlands	100
Siemens Diagnostics Holding II B.V., The Hague/Netherlands	100
Siemens Finance B.V., The Hague/Netherlands	100
Siemens Financieringsmaatschappij N.V., The Hague/Netherlands	100
Siemens Healthcare Diagnostics B.V., Breda/Netherlands	100
Siemens Industrial Turbomachinery B.V., Hengelo/Netherlands	100
Siemens Industrial Turbomachinery Holding N.V., Hengelo/Netherlands	100
Siemens International Holding B.V., The Hague/Netherlands	100
Siemens Lease B.V., The Hague/Netherlands	100
Siemens Medical Solutions Diagnostics Holding I B.V., The Hague/Netherlands	100
Siemens Nederland N.V., The Hague/Netherlands	100
Siemens Product Lifecycle Management Software (NL) B.V., s Hertogenbosch/Netherlands	100
Siemens Product Lifecycle Management Software II (NL) B.V., Enschede/Netherlands	100
Siemens Product Lifecycle management Software III (NL) B.V., Enschede/Netherlands	100
Traxon Technologies EU B.V., Barendrecht/Netherlands	100
TurboCare B.V., Hengelo/Netherlands	100
VA TECH ELIN Holding B.V., Amersfoort/Netherlands	100
Dade Behring AS, Oslo/Norway	100
OSRAM AS, Baerum/Norway	100
Siemens AS, Oslo/Norway	100

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
Siemens Business Services AS, Oslo/Norway	100
Siemens Healthcare Diagnostics AS, Asker/Norway	100
Siemens Höreapparater AS, Lilleström, Lillestroem/Norway	67
addIT Dienstleistungen GmbH & Co KG, Klagenfurt/Austria	100
Arbeitsmarktservice BetriebsgmbH, Vienna/Austria	60
Arbeitsmarktservice BetriebsgmbH & Co KG, Vienna/Austria	60
ComBuild Kommunikations & Gebäudetechnologie GmbH, Vienna/Austria	100
Comos Industry Solutions GmbH, Klagenfurt/Austria	100
ELIN EBG Traction GmbH, Vienna/Austria	100
ETM professional control GmbH, Eisenstadt/Austria	100
FSG Financial Services GmbH, Vienna/Austria	100
Hochquellstrom-Vertriebs GmbH, Vienna/Austria	100
INNOVEST Kapitalanlage AG, Vienna/Austria	100
ITH icoserve technology for healthcare GmbH, Innsbruck/Austria	69
KDAG Beteiligungen GmbH, Vienna/Austria	100
Landis & Staefa (Österreich) GmbH, Vienna/Austria	100
Landis & Staefa Gebäudemanagement-Beteiligungen GmbH, Vienna/Austria	100
Landis & Staefa GmbH, Vienna/Austria	100
OSRAM GmbH, Vienna/Austria	100
SIELOG Systemlogik GmbH, Vienna/Austria	76
Siemens Aktiengesellschaft Österreich, Vienna/Austria	100
Siemens Building Technologies GmbH, Vienna/Austria	100
Siemens Electronics Assembly Systems GmbH & Co KG, Vienna/Austria	100
Siemens Gebäudemanagement & -Services G.m.b.H., Vienna/Austria	100
Siemens Healthcare Diagnostics GmbH, Vienna/Austria	100
Siemens InnoFT Beteiligungen GmbH, Vienna/Austria	100
Siemens Konzernbeteiligungen GmbH, Vienna/Austria	100
Siemens Leasing GmbH, Vienna/Austria	100
Siemens Mitarbeitervorsorgekasse AG, Vienna/Austria	100
Siemens Pensionskasse AG, Vienna/Austria	100
Siemens Personaldienstleistungen GmbH & Co KG, Vienna/Austria	100
Siemens Power Generation Anlagentechnik GmbH, Vienna/Austria	100
Siemens Product Lifecycle Management Software (AT) GmbH, Linz/Austria	100
Siemens Transformers Austria GmbH, Vienna/Austria	100
Siemens Transformers Austria GmbH & Co KG, Vienna/Austria	100
Siemens Transportation Systems GmbH, Vienna/Austria	100
Siemens Transportation Systems GmbH & Co KG, Vienna/Austria	100
Siemens VAI Metals Technologies GmbH, Linz/Austria	100
Siemens VAI Metals Technologies GmbH & Co, Linz/Austria	100
Sitos Beteiligungen GmbH, Vienna/Austria	100
Steiermärkische Medizinarchiv GesmbH, Graz/Austria	52
Trench Austria GmbH, Leonding/Austria	100
TSG EDV-Terminal-Service Ges.m.b.H., Vienna/Austria	99
unit-IT Dienstleistungs GmbH & Co KG, Linz/Austria	75
VA TECH Vermögensverwaltung AG in Liqu, Linz/Austria	87
VTW Anlagen Abwicklungs GmbH in Liqu., Vienna/Austria	100
VVK Versicherungs-Vermittlungs- und Verkehrs-Kontor GmbH, Vienna/Austria	100
Audio SAT Polska Sp. z o.o., Poznan/Poland	100
DPC Polska Sp. z o.o., Cracow/Poland	100
Energoserwis S.A., Lubliniec/Poland	100
OSRAM Sp. z o.o., Warsaw/Poland	100
Siemens Finance Sp. z o.o., Warsaw/Poland	100
Siemens Healthcare Diagnostics Sp. z o.o., Warsaw/Poland	100
Siemens Product Lifecycle Management Software (PL) Sp. z.o.o., Warsaw/Poland	100
Siemens Sp. z o.o., Warsaw/Poland	100
TurboCare Sp. z o.o., Breslau/Poland	80
Westinghouse Modelpol Sp. z o.o., Lubliniec/Poland	100
OSRAM Empresa de Aparelhagem Eléctrica Lda., Lisbon/Portugal	100

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
Siemens Healthcare Diagnostics, Unipessoal Lda., Amadora/Portugal	100
Siemens S.A., Amadora/Portugal	100
OSRAM Romania S.R.L., Bucharest/Romania	100
SIEMENS (AUSTRIA) PROIECT SPITAL COLTEA SRL, Bucharest/Romania	100
Siemens Electrical Installation Technology S.R.L., Sibiu/Romania	100
Siemens Motor Systems S.R.L., Buzias/Romania	100
Siemens Program and System Engineering S.R.L., Brasov/Romania	100
Siemens S.R.L., Bucharest/Romania	100
SIMEA SIBIU S.R.L., Sibiu/Romania	100
Sykatec Systems Components Application Technologies SRL, Sibiu/Romania	100
Wallace&Tiernan Romania S.R.L., Bucharest/Romania	100
OAO OSRAM, Smolensk/Russian Federation	100
OOO OEZ-R, Moscow/Russian Federation	100
OOO OSRAM, Moscow/Russian Federation	100
OOO Siemens, Moscow/Russian Federation	100
OOO Siemens – Special Projects, Moscow/Russian Federation	100
OOO Siemens Elektrozavod High-voltage Engineering, Moscow/Russian Federation	51
OOO Siemens High Voltage Products, Ufimsker Region/Russian Federation	51
OOO Siemens IT Solutions and Services, Moscow/Russian Federation	100
OOO Siemens Management Infrastruktury y Imuschestwa, Moscow/Russian Federation	100
Siemens Product Lifecycle Management Software (RU), Moscow/Russian Federation	100
Aptus Elektronik AB, Askim/Sweden	100
Dade Behring AB, Södertälje/Sweden	100
Norwesco AB, Täby/Sweden	51
OSRAM AB, Stockholm/Sweden	100
Siemens AB, Upplands Väsby/Sweden	100
Siemens Electronics Assembly Systems AB, Stockholm/Sweden	100
Siemens Financial Services AB, Stockholm/Sweden	100
Siemens Healthcare Diagnostics AB, Stockholm, Stockholm/Sweden	100
Siemens Industrial Turbomachinery AB, Finspong/Sweden	100
Siemens Laser Analytics AB, Göteborg/Sweden	100
Siemens Product Lifecycle Management Software AB, Kista/Sweden	100
Tecnomatix Technologies Sweden AB, Kista/Sweden	100
Unigraphics Solutions Sverige AB, Kista/Sweden	100
Care Geräte AG, in Liquidation, Zurich/Switzerland	100
Comos Industry Solutions GmbH, Rheinfelden/Switzerland	100
Dade Behring Diagnostics AG, Düdingen/Switzerland	100
Huba Control AG, Würenlos/Switzerland	100
OSRAM AG, Winterthur/Switzerland	100
Siemens Audiologie AG, Adliswil/Switzerland	100
Siemens Beteiligungs-Verwaltung Schweiz AG, Zurich/Switzerland	100
Siemens Fuel Gasification Technology Holding AG, Zug/Switzerland	100
Siemens Healthcare Diagnostics AG, Zurich/Switzerland	100
Siemens Leasing AG, Zurich/Switzerland	100
Siemens Power Holding AG, Zug/Switzerland	100
Siemens Product Lifecycle Management Software (CH) AG, Urdorf/Switzerland	100
Siemens Schweiz AG, Zurich/Switzerland	100
Stadt/Land Immobilien AG, Zurich/Switzerland	100
Trench Switzerland AG, Basel/Switzerland	100
DOO LOHER ELEKTRO SUBOTICA, Subotica/Serbia	100
OSRAM d.o.o., Belgrade/Serbia	100
Siemens d.o.o. Beograd, Belgrade/Serbia	100
OEZ Slovakia, spol. s r.o., Bratislava/Slovakia	100
OSRAM Slovakia a.s., Nové Zámky/Slovakia	100
SAT Systémy automatizacnej techniky spol. s.r.o., Bratislava/Slovakia	60
Siemens Medical Solutions Diagnostics, s.r.o. i.L., Bratislava/Slovakia	100
Siemens Program and System Engineering s.r.o., Bratislava/Slovakia	100
Siemens s.r.o., Bratislava/Slovakia	100

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
SIPRIN s.r.o., Bratislava/Slovakia	100
DPC Analytical doo, Kranj/Slovenia	100
Siemens d.o.o., Ljubljana/Slovenia	100
Dade Behring Iberica Holding, S.L., Barcelona/Spain	100
Fábrica Electrotécnica Josa, S.A., Barcelona/Spain	100
Nertus Mantenimiento Ferroviario S.A., Barcelona/Spain	51
OSRAM S.A., Madrid/Spain	100
Petnet Soluciones, S.L., Sociedad Unipersonal, Madrid/Spain	100
Siemens Fire & Security Products, S.A., Madrid/Spain	100
Siemens Healthcare Diagnostics S.L., Barcelona/Spain	100
Siemens Holding S.L., Madrid/Spain	100
Siemens Product Lifecycle Management Software (ES), S.L., Barcelona/Spain	100
Siemens Renting S.A., Madrid/Spain	100
Siemens S.A., Madrid/Spain	100
Siemens VAI Metals Technologies S.A., Guecho/Spain	100
Telecomunicación, Electrónica y Conmutación S.A., Madrid/Spain	100
VAI – INGDESI Automation S.L., Guecho/Spain	100
ANF DATA spol. s r.o., Prague/Czech Republic	100
ELTODO-dopravni systemy s.r.o., Prague/Czech Republic	51
ETS Teplice s.r.o., Teplice/Czech Republic	100
Mary s.r.o., Prague/Czech Republic	100
OEZ s.r.o., Letohrad/Czech Republic	100
OSRAM Ceska republika s.r.o., Bruntál/Czech Republic	100
Siemens Audiologická Technika s.r.o., Prague/Czech Republic	100
Siemens Electric Machines s.r.o., Drasov/Czech Republic	100
Siemens Elektromotory s.r.o., Mohelnice/Czech Republic	100
Siemens Engineering a.s., Prague/Czech Republic	100
Siemens Healthcare Diagnostics s.r.o., Modrice/Czech Republic	100
Siemens Industrial Turbomachinery s.r.o., Brno/Czech Republic	100
Siemens IT Solutions and Services, s.r.o., Prague/Czech Republic	100
Siemens Kolejova vozidla s.r.o., Prague/Czech Republic	100
Siemens Nizkonapet ova spinaci technika s.r.o., Trutnov/Czech Republic	100
Siemens Product Lifecycle Management Software (CZ) s.r.o., Prague/Czech Republic	100
Siemens s.r.o., Prague/Czech Republic	100
Zkušebnictví a.s., Prague/Czech Republic	100
OSRAM Ampul Ticaret A.S., Istanbul/Turkey	100
Siemens Finansal Kiralama A.S., Istanbul/Turkey	100
Siemens Healthcare Diagnostik Ticaret Limited Sirketi., Istanbul/Turkey	100
Siemens Sanayi ve Ticaret A.S., Istanbul/Turkey	100
DP OSRAM Ukraine, Kiew/Ukraine	100
OOO OEZ Ukraine, Kiew/Ukraine	100
Siemens Ukraine, Kiew/Ukraine	100
evosoft Hungary Szamitastechnikai Kft., Budapest/Hungary	93
OSRAM Kft., Budapest/Hungary	100
Siemens Audiologiai Technika, Budapest/Hungary	100
Siemens Erömütechnika Kft., Budapest/Hungary	100
Siemens Investor Kft., Budapest/Hungary	100
Siemens PSE Program- és Rendszerfejlesztő Kft., Budapest/Hungary	100
Siemens Transzformátor Kft., Budapest/Hungary	100
Siemens Zrt., Budapest/Hungary	100
J. N. Kelly Security Holding Limited, Larnaka/Cyprus	100
Kintec Cyprus Ltd, Larnaka/Cyprus	100
3. America (157 companies)	
Ingdesi S.A., Buenos Aires/Argentina	100
OSRAM Argentina S.A.C.I., Buenos Aires/Argentina	100
Siemens Healthcare Diagnostics S.A., Buenos Aires/Argentina	100
Siemens IT Services S.A., Buenos Aires/Argentina	100

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
Siemens IT Solutions and Services S.A., Buenos Aires/Argentina	100
Siemens S.A., Buenos Aires/Argentina	100
VA TECH International Argentina SA, Buenos Aires/Argentina	100
VIA Argentina, S.A., Buenos Aires/Argentina	100
DPC Medlab Ltda., Santa Cruz de la Sierra/Bolivia	51
Siemens Sociedad Anónima, Santa Cruz de la Sierra/Bolivia	100
Chemtech Servicos de Engenharia e Software Ltda., Rio de Janeiro/Brazil	100
Iriel Ind. Com. Sist. Eletr. Ltda., Canoas/Brazil	100
OSRAM do Brasil Lampadas Elétricas Ltda., Osasco/Brazil	100
Siemens Eletroeletronica Limitada, Manaus/Brazil	100
Siemens Healthcare Diagnósticos Ltda., São Paulo/Brazil	100
Siemens Ltda., São Paulo/Brazil	100
Siemens Security Services Ltda., São Paulo/Brazil	100
Siemens Sistemas Para Montagem De Componentes Electronicos Ltda., Sao Paulo/Brazil	100
Siemens VAI Metals Services Ltda., Volta Redonda/Brazil	100
Trench Brazil Ltda., Contagem/Brazil	100
Turbocare Limitada, Sao Paulo, São Paulo/Brazil	100
Unigraphics Solutions do Brasil Ltda., São Caetano do Sul/Brazil	100
USFilter Water & Wastewater Equipamentos Ltda., São Paulo/Brazil	100
VA TECH América do sul Ltda., Rio de Janeiro/Brazil	100
VAI – INGDESI Automation Ltda., Belo Horizonte/Brazil	100
Dade Behring Hong Kong Holdings Corporation, Tortola, B.V.I./Virgin Islands(British)	100
OSRAM Chile Ltda., Santiago de Chile/Chile	100
Siemens Healthcare Diagnostics S.A., Santiago de Chile/Chile	100
Siemens S.A., Santiago de Chile/Chile	100
DPC Medlab Centroamerica S.A., San José/Costa Rica	51
Siemens S.A., San José/Costa Rica	100
Siemens Healthcare Diagnostics, S.A., Santo Domingo/Dominican Republic	100
Siemens Holding S.A., Santo Domingo/Dominican Republic	100
OSRAM del Ecuador S.A., Guayaquil/Ecuador	100
Siemens S.A., Quito/Ecuador	100
Siemens S.A., San Salvador/El Salvador	100
DPC Medlab Guatemala S.A., Guatemala City/Guatemala	100
Siemens Electrotécnica S.A., Guatemala City/Guatemala	100
Siemens S.A., Tegucigalpa/Honduras	99
Dade Behring Holdings Hong Kong Ltd., Grand Cayman, Cayman Islands/Cayman Islands	100
Siemens Healthcare Diagnostics Manufacturing Limited, George Town/Cayman Islands	100
7243812 Canada Inc., Sault Ste. Marie, Ontario/Canada	100
ADB Airfield Solutions, Ltd., Mississauga, Ontario/Canada	100
OSRAM Sylvania Ltd., Mississauga, Ontario/Canada	100
Siemens Building Technologies Ltd., Mississauga, Ontario/Canada	100
Siemens Canada Ltd., Mississauga, Ontario/Canada	100
Siemens Financial Ltd., Mississauga, Mississauga/Canada	100
SIEMENS HEALTHCARE DIAGNOSTICS LTD., Mississauga, Ontario/Canada	100
Siemens Milltronics Process Instruments, Inc., Peterborough, Ontario/Canada	100
Siemens Product Lifecycle Management Software (CA) Ltd., Mississauga, Ontario/Canada	100
Siemens Transformers Canada Inc., Trois Rivières, Quebec/Canada	100
Siemens Water Technologies Canada, Inc., Mississauga, Ontario/Canada	100
Trench Ltd., Saint John, New Brunswick/Canada	100
Turbocare Canada Ltd., Calgary, Alberta/Canada	100
VA TECH Ferranti-Packard Transformers Ltd., St. Catharines, Ontario/Canada	100
Wheelabrator Air Pollution Control (Canada) Inc., Milton, Ontario/Canada	100
OSRAM de Colombia Iluminaciones S.A., Bogotá/Colombia	100
Siemens Healthcare Diagnostics Ltda., Bogotá/Colombia	100
Siemens Manufacturing S.A., Bogotá/Colombia	100
Siemens S.A., Bogotá/Colombia	100
Dade Behring, S.A. de C.V., Mexiko D.F./Mexico	100
Grupo Siemens S.A. de C.V., Mexiko D.F./Mexico	100

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
Indústria de Trabajos Eléctricos S.A. de C.V., Ciudad Juárez/Mexico	100
Industrias OSRAM de México S.A., Tultitlán/Mexico	100
Ingdesi S.A. de C.V., Monterrey/Mexico	100
OSRAM de México S.A. de C.V., Tultitlán/Mexico	100
OSRAM S.A. de C.V., Tultitlán/Mexico	100
Proyectos de Energia S.A. de C.V., Mexiko D.F./Mexico	100
SIEMENS ELECTRONICS ASSEMBLY SYSTEMS, S. DE R.L. DE C.V., Guadalajara/Mexico	100
Siemens Healthcare Diagnostics, S. de R.L. de C.V., Mexiko D.F./Mexico	100
Siemens Inmobiliaria S.A. de C.V., Mexiko D.F./Mexico	100
Siemens Innovaciones S.A. de C.V., Mexiko D.F./Mexico	100
Siemens Medical Solutions Diagnostics S. de R.L. de C.V., Mexiko D.F./Mexico	100
Siemens Medical Solutions Servicios S. de R.L. de C.V., Mexiko D.F./Mexico	100
Siemens Product Lifecycle Management Software (MX), S.A. de C.V., Santa Fe/Mexico	100
Siemens Servicios S.A. de C.V., Mexiko D.F./Mexico	100
Siemens Transformadores, S.A. de C.V., Guanajuato/Mexico	100
Siemens, S.A. de C.V., Mexiko D.F./Mexico	100
US Filter Chem Feed Systems S.A. de C.V., Tultitlán/Mexico	100
USFilter Chemfeed S.A. de C.V., Tultitlán/Mexico	100
Valeo Sylvania Iluminacion S de RL de CV, Queretaro, Mexico/Mexico	100
Valeo Sylvania Services S de RL de CV, Queretaro/Mexico	100
Siemens S.A., Managua/Nicaragua	100
DPC Medlab Panama, S.A., Panama City/Panama	100
Siemens S.A., Panama-Stadt/Panama	100
OSRAM de Perú S.A.C., Lima/Peru	100
Siemens S.A.C., Lima/Peru	100
Siemens Healthcare Diagnostics S.A., Montevideo/Uruguay	100
Siemens Telecomunicaciones S.A., Montevideo/Uruguay	51
ADB Airfield Solutions LLC, Columbus/USA	100
Comos Industry Solutions Inc., HOUSTON/USA	100
Dade Finance LLC, Deerfield, IL/USA	100
Demag Delaval Turbomachinery Corp., Trenton, NJ/USA	100
Mannesmann Corp., New York, NY/USA	100
Morgan Construction Company, Worcester, MA/USA	100
Nimbus Technologies, LLC, Plano, TX/USA	100
OSRAM Opto Semiconductors, Inc., Sunnyvale, CA/USA	100
OSRAM SYLVANIA Inc., Danvers, MA/USA	100
OSRAM SYLVANIA Products Inc., Danvers, MA/USA	100
OSRAM Sylvania Puerto Rico Corp., Luquillo, PR/USA	100
P.E.T.NET Houston, LLC, Knoxville, TN/USA	51
PETNET Indiana LLC, Indianapolis, IN/USA	50
PETNET Solutions Cleveland, LLC, Knoxville, TN/USA	63
PETNET Solutions, Inc., Knoxville, TN/USA	100
Schlesinger-Siemens Electrical, LLC, Alpharetta, GA/USA	51
Siemens Building Technologies, Inc., Buffalo Grove, IL/USA	100
Siemens Capital Company LLC, Iselin, NJ/USA	100
Siemens Communications, Inc., Boca Raton, FL/USA	100
Siemens Corporate Research, Inc., Princeton, NJ/USA	100
Siemens Corporation, New York, NY/USA	100
Siemens Credit Warehouse, Inc., Iselin, NJ/USA	100
Siemens Demag Delaval Turbomachinery, Inc., Hamilton, NJ/USA	100
Siemens Diagnostics Finance Co. LLC, Deerfield, IL/USA	100
Siemens Electronics Assembly Systems, LLC, Suwanee/USA	100
Siemens Energy & Automation, Inc., Alpharetta, GA/USA	100
Siemens Energy, Inc., Orlando, FL/USA	100
Siemens Financial Services, Inc., Iselin, NJ/USA	100
Siemens Financial, Inc., Iselin, NJ/USA	100
Siemens Fossil Services, Inc., Orlando, FL/USA	100
Siemens Generation Services Company, Orlando, FL/USA	100

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
Siemens Government Services, Inc., Reston, VA/USA	100
Siemens Healthcare Diagnostics Inc., Tarrytown/USA	100
Siemens Hearing Instruments, Inc., Piscataway, NJ/USA	100
Siemens Industry Holdings, Inc., New York/USA	100
Siemens IT Solutions and Services Inc., Norwalk, CT/USA	100
Siemens Medical Solutions USA, Inc., Malvern, PA/USA	100
Siemens Molecular Imaging, Inc., Knoxville, TN/USA	100
Siemens Power Generation Service Company, Ltd., Orlando, FL/USA	100
Siemens Product Lifecycle Management Software II (US) Inc., Plano, TX/USA	100
Siemens Product Lifecycle Management Software Inc., Plano, TX/USA	100
Siemens Public, Inc., Wilmington, DE/USA	100
Siemens Shared Services, LLC, Iselin, NJ/USA	100
Siemens Transportation Systems, Inc., Sacramento, CA/USA	100
Siemens Treated Water Outsourcing Corp., Rockford, IL/USA	100
Siemens USA Holdings, Inc., New York, NY/USA	100
Siemens VAI Services, LLC, Canonsburg, PA/USA	100
Siemens Water Technologies Corp., Warrendale, PA/USA	100
Siemens Water Technologies Holding Corp., Warrendale, PA/USA	100
SMI Holding LLC, New York, NY/USA	100
Steel Related Technology new LLC, Blytheville, AR/USA	100
Sylvania Lighting Services Corp., Danvers, MA/USA	100
The Colorado Medical Cyclotron, LLC, Knoxville, TN/USA	90
Transport & Distribution Inc., Danvers, MA/USA	100
Traxon Supply USA Inc., New York, NY/USA	100
Turbine Airfoil Coating & Repair LLC, Middletown, NY/USA	51
Turblex Inc., Springfield, MO/USA	100
TurboCare LLC, Dallas, TX/USA	100
TurboCare, Inc., Chicopee, MA/USA	100
UGS Israeli Holdings, Inc., Plano, TX/USA	100
UGS PLM Solutions Asia/Pacific Incorporated, Plano, TX/USA	100
Valeo Sylvania LLC, Seymour, IN/USA	50[7]
Wheelabrator Air Pollution Control, Inc., Pittsburgh, PA/USA	100
Winergy Drive Systems Corp., Elgin, IL/USA	100
INGDESI de Venezuela C.A., Puerto Ordaz/Venezuela	100
Siemens Healthcare Diagnostics C.A., Caracas/Venezuela	100
Siemens S.A., Caracas/Venezuela	100
TurboCare C.A., Caracas/Venezuela	100
4. Asia (179 companies)	
Siemens W.L.L., Manama/Bahreïn	51
Siemens Bangladesh Ltd., Dhaka/Bangladesh	100
ADB Airfield Technologies Limited, Beijing, Beijing/China	100
Beijing Siemens Cerberus Electronics Ltd., Beijing/China	80
Chengdu KK&K Power Fan Co., Ltd., Chengdu/China	51
Chung Tak Lighting Control Systems (Guangzhou) Ltd., Guangzhou/China	59
DPC (Tianjin) Co., Ltd., Tianjin/China	100
HV-Turbo Shanghai Company Ltd., Shanghai/China	100
Morgan Electric (Shanghai) Company, Ltd., Shanghai/China	100
Morgan Mill Parts (Shanghai) Co., Ltd., Shanghai/China	100
Morgan Morgoil (Shanghai) Company, Ltd., Shanghai/China	100
Morgan Rolling Mill (Shanghai) Co., Ltd., Shanghai/China	100
MWB (Shanghai) Co Ltd., Shanghai/China	65
Ningbo Zuoming Electronics Co. Ltd., Ningbo/China	100
OSRAM China Lighting Ltd., Foshan/China	90
OSRAM Kunshan Display Optic Co. Ltd., Kunshan/China	100
Siemens Building Technologies (Tianjin) Ltd., Tianjin/China	70
Siemens Circuit Protection Systems Ltd., Shanghai/China	75
Siemens Electrical Apparatus Ltd., Suzhou/China	100

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
Siemens Electrical Drives (Shanghai) Ltd., Shanghai/China	100
Siemens Electrical Drives Ltd., Tianjin/China	85
Siemens Electronics Assembly Systems Ltd., Shanghai, Shanghai/China	100
Siemens Factory Automation Engineering Ltd., Beijing/China	68
Siemens Finance and Leasing Ltd., Beijing/China	100
Siemens Financial Services Ltd., Beijing/China	100
Siemens Gas Turbine Parts Ltd., Shanghai/China	51
Siemens Healthcare Diagnostics (Shanghai) Co. Ltd., Shanghai/China	100
Siemens Hearing Instruments (Suzhou) Co. Ltd., Suzhou/China	100
Siemens High Voltage Circuit Breakers Ltd., Hangzhou/China	51
Siemens High Voltage Switchgear Guangzhou Ltd., Guangzhou/China	94
Siemens High Voltage Switchgear Ltd., Shanghai/China	51
Siemens Industrial Automation Ltd., Shanghai/China	90
Siemens Industrial Turbomachinery (Huludao) Co. Ltd., Huludao/China	70
Siemens International Trading Ltd., Shanghai, Shanghai/China	100
Siemens Ltd., China, Beijing/China	100
Siemens Manufacturing and Engineering Centre Ltd., Shanghai/China	51
Siemens Mechanical Drive Systems (Tianjin) Co., Ltd., Tianjin/China	100
Siemens Medical Solutions Diagnostics Ltd., Beijing/China	100
Siemens Medium Voltage Switching Technologies (Wuxi) Ltd., Wuxi/China	85
Siemens Mindit Magnetic Resonance Ltd., Shenzhen/China	75
Siemens Numerical Control Ltd., Nanjing/China	80
Siemens PLM Software (Shenzhen) Limited, Shenzhen/China	100
Siemens PLM Software Solutions (Shanghai) Co., Ltd., Shanghai/China	100
Siemens Power Automation Ltd., Nanjing/China	100
Siemens Power Equipment Packages Co. Ltd., Shanghai, Shanghai/China	65
Siemens Power Plant Automation Ltd., Nanjing/China	100
Siemens Process Analytics Co. Ltd., Shanghai, Shanghai/China	100
Siemens Program and System Engineering (Nanjing) Co. Ltd., Nanjing/China	100
Siemens Sensors & Communication Ltd., Dalian/China	100
Siemens Shanghai Medical Equipment Ltd., Shanghai/China	100
Siemens Signalling Co. Ltd., Xi'an, Xian/China	70
Siemens Standard Motors Ltd., Jiangsu, Yizheng/China	100
Siemens Surge Arresters Ltd., Wuxi/China	100
Siemens Switchgear Co. Ltd., Shanghai/China	55
Siemens Technology Development (Beijing) Ltd. Corp., Beijing/China	90
Siemens Transformer (Wuhan) Company Ltd., Wuhan City/China	100
Siemens Transformer Company Ltd., Jinan/China	90
Siemens VAI Manufacturing (Taicang) Co., Ltd., Taicang/China	100
Siemens Water Technologies and Engineering (Tianjin) Co., Ltd., Tianjin/China	68
Siemens Water Technologies Ltd., Beijing/China	100
Siemens Wind Power Blades (Shanghai) Co., Ltd., Shanghai/China	100
Siemens Wiring Accessories Shandong Ltd., Zibo/China	68
Siemens X-Ray Vacuum Technology Ltd., Wuxi/China	100
Sunny World (Shaoxing) Green Lighting Co., Ltd., Shaoxing/China	100
Trench High Voltage Products Ltd., Shenyang, Shenyang/China	65
VA TECH Elin Transformer Guangzhou Co. Ltd., Guangzhou/China	63
Winergy Drive Systems (Tianjin) Co. Ltd., Tianjin/China	100
Avenues (Hong Kong) Limited, Hongkong/Hongkong	100
Dade Behring Hong Kong, Ltd., Hongkong/Hongkong	100
Morgan-China Ltd., Hongkong/Hongkong	100
OSRAM Asia Pacific Ltd., Hongkong/Hongkong	100
OSRAM Holding Company Ltd., Hongkong/Hongkong	100
OSRAM Lighting Control Systems Ltd., Hongkong/Hongkong	65
OSRAM Opto Semiconductors Asia Ltd., Hongkong/Hongkong	100
Siemens Building Technologies (China) Ltd., Hongkong/Hongkong	100
Siemens Building Technologies (Hong Kong/China) Ltd., Hongkong/Hongkong	100
Siemens Healthcare Diagnostics Limited, Hongkong/Hongkong	100

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
Siemens Ltd., Hongkong/Hongkong	100
Siemens Product Lifecycle Management Software (HK) Limited, Hongkong/Hongkong	100
Siemens Water Technologies International Sales Ltd., Hongkong/Hongkong	100
Sunny World Ltd., Hongkong/Hongkong	80
Traxon Technologies Ltd., Hongkong/Hongkong	51
Dade Behring Diagnostics India Pvt. Ltd., Neu Delhi/India	100
Flender Ltd., Kolkata/India	100
Morgan Construction Company India Private Limited, Mumbai/India	100
OSRAM India Pvt. Ltd., Gurgaon/India	100
Powerplant Performance Improvement Ltd., Neu Delhi/India	50[1]
Siemens Building Technologies Pvt. Ltd., Chennai/India	86
Siemens Corporate Finance Pvt. Ltd., Mumbai/India	100
Siemens Healthcare Diagnostics Ltd., Vadodara/India	69
Siemens Hearing Instruments Pvt. Ltd., Bengaluru/India	100
Siemens Information Processing Services Pvt. Ltd., Bengaluru/India	100
Siemens Information Systems Ltd., Mumbai/India	100
Siemens Ltd., Mumbai/India	55
Siemens Nixdorf Information Systems Pvt. Ltd., Mumbai/India	100
Siemens Power Engineering Pvt. Ltd., Gurgaon/India	100
Siemens Product Lifecycle Management Software (India) Private Limited, Neu Delhi/India	100
Siemens Rolling Stock Pvt. Ltd., Mumbai/India	100
Siemens VAI Metals Technologies Private Limited, Kolkata/India	100
Vista Security Technics Private Limited, Chennai/India	100
Winergy Drive Systems India Pvt. Ltd., Chennai/India	100
P.T. OSRAM Indonesia, Tangerang/Indonesia	100
P.T. Siemens Hearing Instruments, Batam/Indonesia	100
P.T. Siemens Indonesia, Jakarta/Indonesia	100
Demag Delaval Desoil Services (Sherkate Sahami Khass), Qeshm/Iran	51
OSRAM Lamp (P.J.S) Co., Teheran/Iran	51
Siemens Sherkate Sahami (Khass), Teheran/Iran	96
Robcad Limited, Herzliya/Israel	100
Siemens Israel Ltd., Tel Aviv/Israel	100
Siemens Product Lifecycle Management Software (IL) Ltd., Herzliya/Israel	100
Siemens Product Lifecycle Management Software 2 (IL) Ltd., Herzliya/Israel	100
Siemens Transportation Turnkey Systems Ltd., Tel Aviv/Israel	100
UGS Israeli Holdings (Israel) Ltd., Herzliya/Israel	100
Mochida Siemens Medical Systems Co. Ltd., Tokyo/Japan	90
OSRAM Ltd., Yokohama/Japan	100
OSRAM-MELCO Ltd., Yokohama/Japan	51
OSRAM-MELCO Toshiba Lighting Ltd., Yokosuka/Japan	50
Siemens Financial Services K.K., Tokyo/Japan	100
Siemens Healthcare Diagnostics K.K., Tokyo/Japan	100
Siemens Hearing Instruments K.K., Tokyo/Japan	100
Siemens K.K., Tokyo/Japan	100
Siemens Kameda Healthcare IT Systems K.K., Tokyo/Japan	67
Siemens Product Lifecycle Management Software (JP) K.K., Tokyo/Japan	100
Siemens Product Lifecycle Management Software II (JP) K.K., Tokyo/Japan	100
Siemens-Asahi Medical Technologies Ltd., Tokyo/Japan	90
Yaskawa Siemens Numerical Controls Corp., Tokyo/Japan	100
Siemens TOO, Almaty/Kazakhstan	100
OSRAM Korea Co. Ltd., Ansan-City/Korea	100
Siemens Healthcare Diagnostics Limited, Seoul/Korea	100
Siemens Ltd., Seoul/Korea	100
Siemens PETNET Korea Co. Ltd., Seoul/Korea	100
Siemens Product Lifecycle Management Software (KR) Ltd., Seoul/Korea	100
Siemens Shinwha Co., Ltd., Incheon/Korea	100
Siemens Electrical & Electronic Services K.S.C., Kuwait/Kuwait	47[3]
Dade Behring Diagnostics (Malaysia) Sdn. Bhd., Petalang Jaya, Selangor/Malaysia	100

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
EPE Reyrolle (Malaysia) Sdn. Bhd., Kuala Lumpur/Malaysia	100
OSRAM (Malaysia) Sdn. Bhd., Kuala Lumpur/Malaysia	100
Osram Opto Semiconductors (Malaysia) Sdn Bhd, Penang/Malaysia	100
OSRAM Wafer Technologies Sdn. Bhd., Penang/Malaysia	100
Siemens Healthcare Diagnostics Sdn. Bhd., Petaling Jaya/Malaysia	100
Siemens Malaysia Sdn. Bhd., Petaling Jaya/Malaysia	100
Siemens Transportation Turnkey Systems Sdn. Bhd., Kuala Lumpur/Malaysia	100
Sountex Hearing Instruments Sdn. Bhd., Kuala Lumpur/Malaysia	100
VA TECH Holdings (Malaysia) Sdn. Bhd., Kuala Lumpur/Malaysia	100
VA TECH Malaysia Sdn., Kuala Lumpur/Malaysia	30[3]
Siemens L.L.C., Muscat/Oman	51
Siemens Pakistan Engineering Co. Ltd., Karachi/Pakistan	66
Dade Behring Diagnistics Philippines, Inc., Manila/Philippines	100
OSRAM Philippines Ltd. Corp., Manila/Philippines	100
Siemens Power Operations, Inc., Manila/Philippines	100
Siemens, Inc., Manila/Philippines	100
Siemens W.L.L., Doha/Qatar	49[3]
Arabia Electric Ltd. (Equipment), Jeddah/Saudi Arabia	0[8]
ISCOSA Industries and Maintenance Ltd., Riad/Saudi Arabia	51
Siemens Ltd., Jeddah/Saudi Arabia	51
VA TECH T&D Co. Ltd., Riad/Saudi Arabia	51
iMetrex Technologies Pte. Ltd., Singapore/Singapore	100
OSRAM Pte. Ltd., Singapore/Singapore	100
Siemens Electronics Assembly Systems Pte. Ltd, Singapore/Singapore	100
Siemens Energy Management and Information Systems Pte. Ltd., Singapore/Singapore	51
Siemens Healthcare Diagnostics Pte. Ltd., Singapore/Singapore	100
Siemens Medical Instruments Pte. Ltd., Singapore/Singapore	100
Siemens Product Lifecycle Management Software (SG) Pte. Ltd., Singapore/Singapore	100
Siemens Product Lifecycle Management Software II (SG) Pte. Ltd., Singapore/Singapore	100
Siemens Pte. Ltd., Singapore/Singapore	100
OSRAM Taiwan Company Ltd., Taipeh/Taiwan	100
Siemens Ltd., Taipeh/Taiwan	100
Siemens Product Lifecycle Management Software (TW) Co. Ltd., Taipeh/Taiwan	100
OSRAM Thailand Co. Ltd., Bangkok/Thailand	100
Siemens Industrial Services Ltd., Bangkok/Thailand	100
Siemens Limited, Bangkok/Thailand	99
Siemens Product Lifecycle Management Software (TH) Co. Ltd., Bangkok/Thailand	100
VA TECH Holding (Thailand) Co. Ltd., Bangkok/Thailand	49[3]
VA TECH Transmission & Distribution Co. Ltd., Bangkok/Thailand	100
OSRAM Middle East FZE, Dubai/United Arab Emirates	100
SD (Middle East) LLC, Dubai/United Arab Emirates	49[2]
Siemens LLC, Abu Dhabi/United Arab Emirates	49[3]
Siemens Automation Systems Ltd., Binh Duong/Vietnam	100
Siemens Ltd., Ho Chi Minh City/Vietnam	100
5. Africa (39 companies)	
Siemens Healthcare Diagnostics S.A.E, Cairo/Egypt	100
Siemens Ltd. for Trading, Cairo/Egypt	100
Siemens Technologies S.A.E., Cairo/Egypt	90
VA TECH Transmission & Distribution s.a.e., Cairo/Egypt	100
ESTEL Rail Automation SPA, Algiers/Algeria	51
Siemens Spa, Algiers/Algeria	100
Siemens S.A., Luanda/Angola	51
Siemens (Pvt) Ltd., Addis Abeba/Ethiopia	100
Siemens Kenya Ltd., Nairobi/Kenya	100
SCIENTIFIC MEDICAL SOLUTION DIAGNOSTICS S.A.R.L., Casablanca/Morocco	100
Siemens Plant Operations Tahaddart SARL, Tanger/Morocco	100
Siemens S.A., Casablanca/Morocco	100

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009	Equity interest in %
Dade Behring Mauritius Holding Ltd., Port Louis/Mauritius	100
Siemens Lda., Maputo/Mozambique	100
Siemens Pty. Ltd., Windhoek/Namibia	100
Siemens Ltd., Lagos/Nigeria	68
VOEST-ALPINE Technical Services Nigeria Ltd., Warri/Nigeria	100
Siemens Pty. Ltd., Gaborone/Republic of Botswana	100
Business Venture Investments No 626 (Pty) Ltd, Johannesburg/South Africa	0[8]
Comos Industry Solutions (Pty) Ltd, Bryanston, Johannesburg/South Africa	100
Dade Behring South Africa (Pty) Ltd, Randjesfontein/South Africa	100
Flender Power Transmission (Pty) Ltd., Johannesburg/South Africa	100
Impilo Consortium (Pty.) Ltd., La Lucia/South Africa	31[8]
Linacre Investments (Pty) Ltd., Kenilworth/South Africa	0[8]
Marqott (Proprietory) Limited, Pretoria/South Africa	100
Marqott Holdings (Pty.) Ltd., Pretoria/South Africa	100
OSRAM (Pty.) Ltd., Midrand/South Africa	100
Siemed Services (Pty.) Ltd., Mayville/South Africa	51
Siemens Asset Finance (Proprietary) Ltd., Johannesburg/South Africa	100
Siemens Business Services Holdings (Pty.) Ltd., Johannesburg/South Africa	100
Siemens Demag Delaval Turbomachinery (Pty.) Ltd., Johannesburg/South Africa	100
Siemens Healthcare Diagnostics (Pty.) Limited, Isando/South Africa	100
Siemens Hearing Solution (Pty.) Ltd., Randburg/South Africa	100
Siemens IT Solutions and Services (Pty) Ltd., Johannesburg/South Africa	100
Siemens Ltd., Midrand/South Africa	70
Siemens Real Estate Management (Pty.) Ltd., Umtata/South Africa	100
SIEMENS VAI METALS SERVICES (Pty) Ltd., Johannesburg/South Africa	100
Siemens Ltd., Dar Es Salaam/Tansania	100
Siemens S.A., Tunis/Tunisia	100
6. Australia / New Zealand / Oceans (12 companies)	
King Hearing Aids Pty. Ltd., Bayswater/Australia	100
Memcor Australia Pty. Ltd., South Windsor/Australia	100
OSRAM Australia Pty. Ltd., Sydney/Australia	100
Siemens Healthcare Diagnostics Limited, Bayswater/Australia	100
Siemens Hearing Instruments Pty. Ltd., Bayswater/Australia	100
Siemens Ltd., Bayswater/Australia	100
Siemens Product Lifecycle Management Software (AUS) Pty Ltd., Melbourne/Australia	100
Siemens Rail Services Bayside Pty. Ltd., Bayside/Australia	100
Siemens Rail Services Swanston Pty. Ltd., Swanston/Australia	100
VA TECH Australia Pty. Ltd., Melbourne/Australia	100
Siemens (N.Z.) Ltd., Auckland/New Zealand	100
Siemens Healthcare Diagnostics Limited, Wellington/New Zealand	100
B) Not consolidated	
1. Germany (48 companies)	
a) Due to restrictions on the use of assets	
Atecs Mannesmann Unterstützungskasse GmbH, Mülheim an der Ruhr	100
Unterstützungskasse der VDO Mess- und Regeltechnik GmbH, Schwalbach am Taunus	100
b) On the basis of immateriality	
ADB Airfield Solutions Verwaltungs GmbH, Nuremberg	100
Ausbildungszentrum für Technik, Informationsverarbeitung und Wirtschaft gemeinnützige GmbH (ATIW), Paderborn	100
CAPTA Grundstücks-Verwaltungsgesellschaft mbH, Grünwald	100
CAS innovations Management GmbH, Erlangen	100
DKS Dienstleistungsgesellschaft f. Kommunikationsanlagen des Stadt- und Regionalverkehrs mbH, Cologne	51
EDI – USS Verwaltungsgesellschaft mbH, Munich	100
FACTA Grundstücks-Entwicklungs- und Verwaltungsgesellschaft mbH, Munich	100
GHG Vermögensverwaltungs-GmbH & Co. KG i.L., Grünwald	100
itp Finanzservice Verwaltungsgesellschaft GmbH, Salzkotten	70

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
KMK Kunststoff Metall und Komponenten Verwaltungs-GmbH, Karlsruhe	100
Kraftwerksgesellschaft Völklingen mbH & Co. KG, Völklingen	100
Kyros 2848 GmbH, Munich	100
Kyros 2849 GmbH, Munich	100
Kyros 5 Beteiligungsgesellschaft mbH, Munich	100
Light Distribution Gesellschaft mbH, Herbrechtingen	100
MCE Anlagen- und Rohrleitungsbau GmbH, Ratingen	100
OBTec Steuerungstechnik GmbH, Munich	100
Osteodynamix GmbH, Munich	100
Perlach Grundstücks-Verwaltungsgesellschaft mbH, Grünwald	100
REMECH Systemtechnik Verwaltungs-GmbH, Kamsdorf	100
SiCED Electronics Development Verwaltungs-GmbH, Erlangen	51
Siemens Beteiligungen Management GmbH, Grünwald	100
Siemens Building Technologies Beteiligungs-GmbH, Erlangen	100
Siemens Busbar Trunking Systems Verwaltungs- GmbH, Cologne	100
Siemens Electronics Assembly Systems Beteiligungen Verwaltungs GmbH, Munich	100
Siemens Electronics Assembly Systems Management GmbH, Munich	100
Siemens Fuel Gasification Technology Verwaltungs GmbH, Freiberg	100
Siemens Global Innovation Partners Management GmbH, Munich	100
Siemens Industriepark Karlsruhe Verwaltungs-GmbH, Karlsruhe	100
Siemens Programm- und Systementwicklung GmbH, Hamburg	100
Siemens Real Estate Management GmbH, Grünwald	100
Siemens Spezial-Investmentaktiengesellschaft mit TGV, Frankfurt am Main	100
Siemens Technopark Berlin Verwaltungs GmbH, Berlin	100
Siemens Technopark Bruchsal Verwaltungs GmbH, Bruchsal	100
Siemens Technopark Hanau Management GmbH, Hanau	100
Siemens Technopark Mülheim Verwaltungs-GmbH, Mülheim a. d. Ruhr	100
Siemens Technopark Nürnberg Verwaltungs GmbH, Nuremberg	100
Siemens Technopark Verwaltungsgesellschaft mbH, Munich	100
Siemens Venture Capital Fund 1 GmbH, Munich	100
Siemens Venture Capital Fund 2 GmbH, Munich	100
SIM 7. Grundstücksverwaltungs- und -beteiligungs-GmbH, Munich	100
SIM 16. Grundstücksverwaltungs- und -beteiligungs-GmbH, Munich	100
SIM 20. Grundstücksverwaltungs- und -beteiligungs-GmbH, Erlangen	100
Vertacross Verwaltungsgesellschaft mbH i.L., Nuremberg	100
Verwaltung Poolbeg Vermiet GmbH, Munich	100
ZIRKON Grundstücks-Verwaltungsgesellschaft mbH, Grünwald	100

2. International (40 companies)

b) On the basis of immateriality

Schneider Electric High Voltage Trading & Distribution LLC, Cairo/Egypt	100
PLM Services Pty. Ltd., Melbourne/Australia	100
Siemens Building Technologies Pty. Ltd., Mount Waverley/Australia	100
Schneider Alta Tensao Servicios Ltda., Itajai/Brazil	100
Bewator Antech A/S, Ballerup/Denmark	100
Project Management Company A.E., Athens/Greece	51
VAI Pomini Ltd., Sheffield, Yorkshire/Great Britain	100
Asia Care Holding Limited, Hongkong/Hongkong	100
Telegyr Systems (China) Co. Ltd., Kowloon/Hongkong	100
Siemens Demag Delaval Turbomachinery Pvt. Ltd., Pune/India	100
Almex S.R.L., Milan/Italy	100
VTW ANLAGEN ITALIA S.r.l., in liquidazione, Milan/Italy	100
DPC d.o.o. "u likvidaciji" Zagreb, Zagreb/Republic of Croatia	100
Advanced Communications Solutions Sdn. Bhd., Kuala Lumpur/Malaysia	51
Siemens Integra Transportation Systems Sdn. Bhd., Kuala Lumpur/Malaysia	100
Siemens S.r.l., Chisinau/Moldavie	100
addIT Dienstleistungs GmbH, Klagenfurt/Austria	100
Siemens Electronics Assembly Systems GmbH, Vienna/Austria	100

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
Siemens Personaldienstleistungen GmbH, Vienna/Austria	100
unit-IT Dienstleistungs GmbH, Linz/Austria	75
VA TECH Transmission & Distribution GmbH, Vienna/Austria	100
Siemens Building Technologies, Inc., Makati City/Philippines	100
OOO Demag Delaval Industrial Turbomachinery, Moscow/Russian Federation	100
OOO S-Technology, Moscow/Russian Federation	100
Westinghouse Saudi Arabia Ltd., Riad/Saudi Arabia	100
Flender Svenska AB i likvidation, Hudding/Sweden	100
Elektrowatt GmbH, in Liquidation, Zurich/Switzerland	100
Intercom Telecommunication System AG in Liquidation, Bäch/Switzerland	100
VTW Anlagen Schweiz AG in Liquidation, Winterthur/Switzerland	100
Siemens Pvt. Ltd., Harare/Zimbabwe	100
SIEMENS TRANSPORTATION SYSTEMS d.o.o. in liquidation, Maribor/Slovenia	100
ADB Airfield Solutions (PTY) Ltd., Johannesburg/South Africa	100
Flender Services (SA) (Pty.) Ltd., Elandsfronten/South Africa	100
FUCHS Systemtechnik (South Africa) (Pty) Ltd., Rivonia/South Africa	100
Mannesmann (Pty.) Ltd., Johannesburg/South Africa	100
Siemens Building Technologies (Pty) Ltd., Johannesburg, Midrand, Midrand, Johannesburg/South Africa	100
Siemens Enterprise Communications (Pty.) Ltd., Johannesburg/South Africa	60
VDO Car Communication South Africa (Pty.) Ltd., Martindale/South Africa	100
Siemens OOO, Taschkent/Uzbékistan	100
Siemens Electro Industrial S.A., Caracas/Venezuela	100

II. Associated companies

A) Consolidated at Equity

1. Germany (19 companies)

BGZ Beteiligungsgesellschaft Zukunftsenergien AG, Husum	25
BSH Bosch und Siemens Hausgeräte GmbH, Munich	50
BWI Informationstechnik GmbH, Meckenheim	50
Dräger Medical AG & Co. KG, Lübeck	25
Energy Services GmbH i.L., Leipzig	50
First Sensor Technology GmbH, Berlin	29
IFTEC GmbH & Co. KG, Leipzig	50
Infineon Technologies Bipolar GmbH & Co. KG, Warstein	40
Innovative Wind Concepts GmbH, Husum	50
Krauss-Maffei Wegmann GmbH & Co. KG, Munich	49
Krempel Isolierteile GmbH & Co. KG, Thalheim	49
Maschinenfabrik Reinhausen GmbH, Regensburg	26
Maxxtec AG, Sinsheim	22
MeVis BreastCare GmbH & Co. KG, Bremen	49
PolyIC GmbH & Co. KG, Fürth	49
Setrix AG, Munich	26
Thermosensorik GmbH, Erlangen	36
UBS Real Estate Kapitalanlagegesellschaft mbH, Munich	49
Voith Hydro Holding GmbH & Co. KG, Heidenheim	35

2. Europe (without Germany) (23 companies)

EMGO N.V., Lommel/Belgium	50
T-Power NV, Brussels/Belgium	33
AREVA NP S.A.S., Courbevoie/France	34
TRIXELL S.A.S., Moirans/France	25
Eviop-Tempo A.E. Electrical Equipment Manufacturers, Vassilikó Èvias/Eubõa/Greece	48
Capital Meters Holdings Ltd., London/Great Britain	20
Archimede Solar Energy S.p.A., Massa Martana/Italy	28
Medical Systems S.p.A., Genova/Italy	45
Solutions & Infrastructure Services Limited, Gzira/Malta	50
Enterprise Networks Holdings B.V., Amsterdam, Amsterdam/Netherlands	49
Nokia Siemens Networks Holding B.V., Amsterdam/Netherlands	50

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
"smart technologies" Management-Beratungs- und Beteiligungsgesellschaft m.b.H., Vienna/Austria	26
CYBERDOC Gesellschaft für Digitale Kommunikation im Notariat GmbH & Co KG, Vienna/Austria	50
ELIN GmbH & Co KG, Linz/Austria	50
RV Abwicklung GmbH in Liqu., Linz/Austria	50
Siemens Bacon GmbH & Co KG, Vienna/Austria	50
vatron gmbh, Linz/Austria	29
OOO Siemens Elektroprivod, St. Petersburg/Russian Federation	50
OOO VIS Automation, a joint enterprise of VIS and Siemens, Moscow/Russian Federation	49
ZAO Interautomatika, Moscow/Russian Federation	46
ZAO Systema-Service, St. Petersburg/Russian Federation	26
Certas AG, Zurich/Switzerland	50
Interessengemeinschaft TUS, Männedorf/Switzerland	50
3. America (16 companies)	
Sistemas Catastrales S.A., Buenos Aires/Argentina	50
CVL Componentes de Vidro Ltda., Caçapava/Brazil	50
PowerU International Ltd., George Town/Cayman Islands	22
Brockton Power Company LLC, Boston, MA/USA	23
Cyclos Semiconductor, Inc., Berkeley, CA/USA	41
Kyma, Inc., Raleigh, NC/USA	32
Lookahead Decision, Inc., Davis, CA/USA	30
NetCrystal Inc., Mountain View, CA/USA	21
PHSITH LLC, New Castle, DE/USA	33
PINC Solutions Corp., Berkeley, CA/USA	50
Reactive NanoTechnologies, Inc., Hunt Valley, MD/USA	21
Rether networks, Inc., Centereach, NY/USA	30
Siemens First Capital Commercial Finance, LLC, Oklahoma City, OK/USA	51[6]
TORP Terminal L.P., Houston, TX/USA	30
TVM III Ltd. Partnership, Boston, MA/USA	12
Zargis Medical Corp., Princeton, NJ/USA	25
4. Asia (15 companies)	
Foshan Electrical and Lighting Co., Ltd., Foshan/China	13[9]
GIS Steel & Aluminum Products Co., Ltd. Hangzhou, Hangzhou/China	25
GSP China Technology Co., Ltd., Beijing/China	50
Newcom Traffic Technology Co., Ltd., Beijing/China	23
Shanghai Electric Power Generation Equipment Co., Ltd., Shanghai/China	34
Siemens Traction Equipment (Zhuzhou) Ltd., Zhuzhou/China	50
Yangtze Delta Manufacturing Co. Ltd., Hangzhou, Hangzhou/China	51[6]
Zhenjiang Siemens Busbar Trunking Systems Co. Ltd., Yangzhong/China	50
Bangalore International Airport Ltd., Bengaluru/India	40
P.T. Jawa Power, Jakarta/Indonesia	50
Mitsubishi Electric OSRAM Ltd., Yokohama/Japan	49
Yaskawa Siemens Automation & Drives Corp., Kitakyushu/Japan	50
Rousch (Pakistan) Power Ltd., Karachi/Pakistan	26
Power Automation Pte. Ltd., Singapore/Singapore	49
Siemens Transformers L.L.C, Abu Dhabi/United Arab Emirates	49
5. Africa (1 company)	
Energie Electrique de Tahaddart S.A., Tanger/Morocco	20
6. Australia / New Zealand / Oceans (2 companies)	
SILCAR Pty. Ltd., Glen Iris/Australia	50
Advanced Metering Services Limited, Wellington/New Zealand	50

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009	Equity interest in %
B) Not consolidated at equity on the basis of immateriality	
1. Germany (33 companies)	
AeroLas GmbH Aerostatische Lager-Lasertechnik, Munich	21
ATS Projekt Grevenbroich GmbH, Schüttorf, Schüttorf	25
BELLIS GmbH, Braunschweig	49
Berufsbildungsbildungszentrum ESTA-Flender GmbH, Wittgensdorf	50
Erlangen AG Technologie Scouting und Marketing, Erlangen	32
FEAG Fertigungscenter für Elektrische Anlagen GmbH, Erlangen	49
GKZ Krefeld Beteiligungs-Gesellschaft zur Errichtung und zum Betrieb radiochirurgischer Einrichtungen mbH, Krefeld	41
GKZ Krefeld Gesellschaft zur Errichtung und zum Betrieb radiochirurgischer Einrichtungen mbH & Co. KG, Krefeld	41
HANSATON Akustik GmbH, Hamburg	50
Infineon Technologies Bipolar Verwaltungs-GmbH, Warstein	40
Inge Watertechnologies AG, Greifenberg	24
Kraftwerksgesellschaft Völklingen Geschäftsführungs-GmbH, Völklingen	32
Krauss-Maffei Wegmann Verwaltungs-GmbH, Munich	49
Krempel Isolierteile Verwaltungs-GmbH, Thalheim	49
LIB Verwaltungs-GmbH, Leipzig	50
Lightcycle Retourlogistik und Service GmbH, Munich	47
MeVis BreastCare Verwaltungsgesellschaft mbH, Bremen	49
optimiSE GmbH, Karlsruhe	24
Partikeltherapiezentrum Kiel GmbH & Co. KG, Kiel	50
PolyIC Verwaltungs GmbH, Fürth	49
Power Vermögensbeteiligungsgesellschaft mbH Die Erste, Hamburg	50
Print & Mail Recovery GmbH, Munich	40
PTZ Partikeltherapiezentrum Kiel Management GmbH, Wiesbaden	50
Ray Sono AG, Munich	28
RITOS GmbH, Mömbris	50
SIEKAP Industrial Services Gernsbach GmbH, Gernsbach	50
Symeo GmbH, Neubiberg	76[6]
Techno Venture Management GmbH, Munich	31
Transrapid International GmbH & Co. KG, Berlin	50
Transrapid International Verwaltungsgesellschaft mbH, Berlin	50
TVM Techno Venture Management GmbH & Co. KG, Munich	24
Voith Hydro Holding Verwaltungs GmbH, Heidenheim	35
Wohnen am Wedding KG THG Immobilien-Fondsgesellschaft mbH & Co., Berlin	26
2. International (70 companies)	
Oil and Gas ProServ LLC, Baku/Azerbaijan	25
K. N. Power Services Limited, Dhaka/Bangladesh	49
M-Brussels Invest S.A./N.V. i.L., Brussels/Belgium	25
innotec do Brasil Ltda., São Paulo/Brazil	21
Mega Participacoes, Ltda., São Paulo/Brazil	50
Guangzhou Morgan Seals Co., Ltd., Guangzhou/China	50
Saitong Railway Electrification (Nanjing) Co., Ltd., Nanjing/China	50
Shanghai Advanced Power Projects Co. Ltd., Shanghai/China	35
Recylum Societe par Actions Simplifiée, Paris/France	25
Anakiklosi Siskevon Simetochiki S.A., Piräus/Greece	33
Kempston (1987) Limited, Croydon, Surrey/Great Britain	50
OsteoDynamiX Ltd., London, UK, London, UK/Great Britain	38
Plessey Holdings Ltd., Frimley, Surrey/Great Britain	50
Pyreos Limited, Edinburgh, Schottland/Großbritannien	50
OSRAM Prosperity Company Ltd., Hongkong/Hongkong	50
Torrent Power Services Pvt. Ltd., Ahmadabad/India	50
LAMP NOOR (P.J.S.) Co., Saveh/Iran	20
Metropolitan Transportation Solutions Ltd., Rosh Haya'in/Israel	20
Cremona Engineering S.r.l., Cremona/Italy	50
Locomozione Italia S.p.A., Verona/Italy	40

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
Transfima GEIE, Turin/Italy	42
Transfima S.p.A., Milan/Italy	49
Turboservice Torino S.p.A., Turin/Italy	50
VAL 208 Torino GEIE, Milan/Italy	86[10]
TLT OSRAM-Melco Lighting Ltd., Yokosuka/Japan	50
SIA Ekogaisma, Riga/Latvia	33
Pemopro S.A. de C.V., Mexiko D.F./Mexico	25
Infraspeed Maintainance B.V., Zoetermeer/Netherlands	46
VOEST-ALPINE Technical Services Ltd., Abuja/Nigeria	40
Archivium Dokumentenarchiv Gesellschaft m.b.H., Vienna/Austria	50
Business Center Marchfeld Betriebsgesellschaft m.b.H., Vienna/Austria	25
CYBERDOC Gesellschaft für Digitale Kommunikation im Notariat GmbH, Vienna/Austria	50
ELIN GmbH, Vienna/Austria	50
Kompetenzzentrum Licht GmbH Innsbruck, Innsbruck/Austria	33
master-talk Austria Telekom Service GmbH & Co KG in Liqu., Vienna/Austria	32
master-talk Austria Telekom Service GmbH in Liqu., Vienna/Austria	32
Siemens Bacon GmbH, Vienna/Austria	50
ZAG Beteiligungsverwaltungs GmbH, Innsbruck/Austria	50
MTS – Metro, Transportes do Sul S.A., Lisbon/Portugal	21
Northern Capital Express (Express Severnoy Stolitsy), Moscow/Russian Federation	25
OOO Baltijskije Turbo Sistemy, St. Petersburg/Russian Federation	50
OOO FuchsMetmasch, Cherepovets/Russian Federation	40
OOO Interturbo, St. Petersburg/Russian Federation	45
OOO Transconverter, Moscow/Russian Federation	35
ZAO Nuclearcontrol, Moscow/Russian Federation	40
Arabia Electric Ltd. (Under Liquidation), Jeddah/Saudi Arabia	30
The Gulf Reyrolle Ltd., Al Khobar/Saudi Arabia	49
CONTRINEX AG, Givisiez/Switzerland	30
EKOSIJ d.o.o., Ljubljana/Slovenia	33
Desarrollo de Aplicaciones Especiales S.A., Madrid/Spain	39
Investigacion y Desarrollo Barros Rojos S.L., La Coruna/Spain	21
Merida Power, S.L., Madrid/Spain	50
Termica AFAP S.A., Villacanas/Spain	20
Modern Engineering and Consultants Co. Ltd., Bangkok/Thailand	40
Allgemeine Immobilien Verwaltung spol s.r.o, Prague/Czech Republic	33
EKOLAMP s.r.o., Prague/Czech Republic	30
Meomed s.r.o., Prerov/Czech Republic	47
ROYALVILL Villamossagi Szerelö Kkt. "végelszámolás alatt", Budapest/Hungary	28
Blueleaf Security, Inc., Fremont, CA/USA	20
Brockton Power Holdings Inc., Boston, MA/USA	25
Brockton Power Properties, Inc., Boston, MA/USA	25
H2Volt, Inc., Palo Alto, CA/USA	19[9]
Hear USA, Inc,, West Palm Beach/USA	14[9]
Kiyon, Inc., La Jolla, CA/USA	38
Managesoft Holdings, Inc., Boston, MA/USA	38
Panoratio Database Holding Incorporation, San Francisco, CA/USA	29
Prenova, Inc., Marietta, GA/USA	20
Progressive Cooling Solutions, Inc., Berkeley/USA	40
WhoGlue, Inc., Baltimore, MD/USA	33
XinRay Systems, LLC, Research Triangle Park, NC/USA	50

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

September 30, 2009

	Equity interest in %
III. Other interests	
1. Germany (8 companies)	
EnOcean GmbH, Munich	23[6,7]
Ernst Koch GmbH & Co. Kommanditgesellschaft, Hemer	15
IBS AG, Höhr-Grenzhausen	8
Siemens-Electrogeräte GmbH, Munich	100[6,7]
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 3, Munich	99[6,7]
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2, Munich	99[6,7]
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG, Munich	99[6,7]
SVM Star Ventures Management GmbH Nr. 3 & Co. Beteiligungs KG Nr. 4, Munich	99[6,7]
2. International (9 companies)	
EDAP TMS S.A., Lyon/France	10
ElekSen Group plc, Iver Heath, Buckinghamshire/Great Britain	5
Venture Strategy Cayman Partners L.P., George Town/Cayman Islands	99[6,7]
Conproca S.A. de C.V., Mexiko D.F./Mexico	15
VACE Engineering GmbH & Co, Linz/Austria	16
OAO Power Machines, Moscow/Russian Federation	25[6,7]
Global Healthcare Exchange LLC, Westminster, CO/USA	7
Longview Intermediate Holdings B, LLC, Wilmington, DE/USA	11
iBAHN, South Jordan, UT/USA	9

1 Subsidiary pursuant to § 290 (2) No. 1, HGB.
2 Subsidiary pursuant to § 290 (2) No. 2, HGB.
3 Subsidiary pursuant to § 290 (2) No. 3, HGB.
4 Exemption pursuant to § 264 b, HGB.
5 Exemption pursuant to § 264 (3), HGB.
6 No controlling influence due to contractual arrangements or legal circumstances.
7 No significant influence due to contractual arrangements or legal circumstances.
8 Controlling influence due to contractual arrangements or legal circumstances.
9 Significant influence due to contractual arrangements or legal circumstances.
10 Voting interest 50%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 8, 2009

/s/ DR. KLAUS PATZAK

Name: Dr. Klaus Patzak
Title: Corporate Vice President and Controller

/s/ DR. JUERGEN M. WAGNER

Name: Dr. Juergen M. Wagner
Title: Head of Financial Disclosure and Corporate Performance Controlling